Filed Pursuant to Rule 424(b)(3)
Registration No. 333-264238

PROSPECTUS

Up to 21,320,000 Shares of

Common Stock Issuable Upon

Exercise of Warrants

Up to 57,538,996 Shares of Common Stock

Up to 7,520,000 Warrants to

Purchase Common Stock

This prospectus relates to the issuance by us of an aggregate of up to 21,320,000 shares of our Common Stock, $0.0001 par value per share (the “Common Stock”), consisting of (i) 7,520,000 shares of Common Stock issuable upon the exercise of 7,520,000 warrants (the “private warrants”) originally issued in a private placement in connection with the initial public offering of CITIC Capital Acquisition Corp. (“CCAC”) by the holders thereof and (ii) 13,800,000 shares of Common Stock issuable upon the exercise of 13,800,000 warrants (the “public warrants” and, together with the private warrants, the “warrants”) originally issued in the initial public offering of CCAC by holders thereof. We will receive the proceeds from any exercise of any warrants for cash.

This prospectus also relates to the offer and sale from time to time by the selling securityholders named in this prospectus or their permitted transferees (the “selling securityholders”) of (i) up to 57,538,996 shares of Common Stock consisting of (a) 3,695,000 shares of Common Stock purchased by subscripts for $10.00 per share in a private placement pursuant to subscription agreements entered into in connection with the Business Combination (as defined herein), (b) 7,520,000 shares of Common Stock issuable upon exercise of the private warrants which have an exercise price equal to $11.50 per share, (c) 6,900,000 shares of common stock (the “Founder Shares”) originally issued to CITIC Capital Acquisition LLC (the “Sponsor”) for approximately $0.004 per share, (d) 34,422,480 shares of Common Stock issued in connection with the Business Combination (as defined herein) as merger consideration at an acquiror share value of $10.00 per share, (e) 197,875 held by Tomoyuki Izuhara pursuant to the exercise of options to purchase Common Stock at exercise prices ranging from $0.36 to $4.29 per share, and (f) 4,803,641 shares of Common Stock issued pursuant to the Share Issuance Agreements (as defined herein), at a deemed per share price of $1.9841, and (ii) up to 7,520,000 private warrants which were purchased by Sponsor at a price of $1.00 per Warrant in connection with the IPO of CCAC. We will not receive any proceeds from the sale of shares of common stock or Warrants by the selling securityholders pursuant to this prospectus.

In connection with the Special Meeting (as defined herein) and the Business Combination, holders of 26,867,796 of CCAC’s Class A Ordinary Shares (as defined herein), or approximately 97.3% of the shares with redemption rights, exercised their right to redeem their shares for cash at a redemption price of approximately $10.07 per share, for an aggregate redemption amount of $270,503,771. On February 8, 2022, holders of 600,000 of CCAC’s Class A Ordinary Shares, or approximately 2.2% of the shares with redemption rights, reversed their prior redemptions, resulting in $6,040,773 being returned to the trust account established at the consummation of CCAC’s initial public offering prior to the Closing (as defined herein). The shares of common stock being offered for resale pursuant to this prospectus by the selling securityholders would represent approximately 48% of shares outstanding of the Company as of March 29, 2022 (after giving effect to the issuance of the of shares upon exercise of the Warrants). Given the substantial number of shares of common stock being registered for potential resale by selling securityholders pursuant to this prospectus, the sale of shares by the selling securityholders, or the perception in the market that the selling securityholders of a large number of shares intend to sell shares, could increase the volatility of the market price of our common stock or result in a significant decline in the public trading price of our common stock. Even if our trading price is significantly below $10.00, the offering price for the units offered in CCAC’s IPO, certain of the selling securityholders, including Sponsor, may still have an incentive to sell shares of our common stock because they purchased the shares at prices lower than the public investors or the current trading price of our common stock. While the selling securityholders may experience a positive rate of return on their investment in our common stock, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in their purchase prices and the trading price. For example, based on the closing price of our common stock of $1.56 as of May 4, 2022, holders of the Founder Shares would experience a potential profit of up to approximately $1.556 per share, or up to approximately $10.7 million in the aggregate.

The selling securityholders may offer, sell or distribute all or a portion of the securities hereby registered publicly or through private transactions at prevailing market prices or at negotiated prices. We will not receive any of the proceeds from such sales of the shares of common stock or warrants, except with respect to any amounts received by us upon exercise of any Warrants. The exercise price of our public warrants and private warrants is $11.50 per warrant. We believe the likelihood that warrant holders will exercise their warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the trading price of our common stock. If the trading price for our common stock is less than $11.50 per share, we believe holders of our public warrants and private warrants will be unlikely to exercise their warrants.

The selling securityholders may offer, sell or distribute all or a portion of the securities hereby registered publicly or through private transactions at prevailing market prices or at negotiated prices. We will not receive any of the proceeds from such sales of the shares of Common Stock or Warrants, except with respect to amounts received by us upon exercise of the warrants. We will bear all costs, expenses and fees in connection with the registration of these securities, including with regard to compliance with state securities or “blue sky” laws. The selling securityholders will bear all commissions and discounts, if any, attributable to their sale of shares of Common Stock or warrants. See the section entitled “Plan of Distribution.”

Our Common Stock and warrants are listed on the New York Stock Exchange under the symbols “QNGY” and “QNGY WS,” respectively. On May 4, 2022, the last reported sales price of our Common Stock was $1.56 per share and the last reported sales price of our public warrants was $0.17 per warrant.

We are an “emerging growth company” as defined under U.S. federal securities laws and, as such, have elected to comply with reduced public company reporting requirements. This prospectus complies with the requirements that apply to an issuer that is an emerging growth company.

You should read this prospectus and any prospectus supplement, together with additional information described under the heading “Where You Can Find More Information,” carefully before you invest in any of our securities.

Investing in our securities involves a high degree of risks. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 8 of this prospectus, and under similar headings in any amendments or supplements to this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 13, 2022

You should rely only on the information provided in this prospectus, as well as the information incorporated by reference into this prospectus and any applicable prospectus supplement. Neither we nor the selling securityholders have authorized anyone to provide you with different information. Neither we nor the selling securityholders are making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or any applicable prospectus supplement is accurate as of any date other than the date of the applicable document. Since the date of this prospectus and the documents incorporated by reference into this prospectus, our business, financial condition, results of operations and prospects may have changed.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-1 that we filed with the Securities and Exchange Commission (the “SEC”) using the “shelf” registration process. Under this shelf registration process, the selling securityholders may, from time to time, sell the securities offered by them described in this prospectus. We will not receive any proceeds from the sale by such Selling Securityholders of the securities offered by them described in this prospectus. This prospectus also relates to the issuance by us of the shares of Common Stock issuable upon exercise of any warrants. We will not receive any proceeds from the sale of shares of Common Stock issuable upon exercise of the warrants pursuant to this prospectus, except with respect to amounts received by us upon exercise of the warrants for cash.

Neither we nor the selling securityholders have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus or any applicable prospectus supplement or any free writing prospectuses prepared by or on behalf of us or to which we have referred you. Neither we nor the selling securityholders take responsibility for, or provide any assurance as to the reliability of, any other information that others may give you. Neither we nor the selling securityholders will make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

We may also provide a prospectus supplement or post-effective amendment to the registration statement to add information to, or update or change information contained in, this prospectus. You should read both this prospectus and any applicable prospectus supplement or post-effective amendment to the registration statement together with the additional information to which we refer you in the sections of this prospectus entitled “Where You Can Find More Information.”

On February 8, 2022 (the “Closing Date”), Quanergy Systems, Inc., a Delaware corporation (the “Company” or “Quanergy”) (f/k/a CITIC Capital Acquisition Corp. (“CCAC”)), consummated the previously announced merger (the “Closing”) pursuant to that certain Agreement and Plan of Merger, dated June 21, 2021 (as amended, the “Merger Agreement”), by and among CCAC and Quanergy Systems, Inc., a Delaware corporation (when referred to in its pre-Business Combination (as defined below) capacity, “Legacy Quanergy”). On January 28, 2022, Legacy Quanergy changed its corporate name to Quanergy Perception Technologies, Inc. The Company’s shareholders approved the Business Combination (the “Business Combination”) and the change of CCAC’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware by deregistering as an exempted company in the Cayman Islands and domesticating and continuing as a corporation formed under the laws of the State of Delaware (the “Domestication”) at an extraordinary general meeting of stockholders held on January 31, 2022 (the “Special Meeting”). In connection with the Special Meeting and the Business Combination, holders of 26,867,796 of CCAC’s Class A ordinary shares (“Class A Ordinary Shares”), or approximately 97.3% of the shares with redemption rights, exercised their right to redeem their shares for cash at a redemption price of approximately $10.07 per share, for an aggregate redemption amount of $270,503,771. On February 8, 2022, holders of 600,000 of CCAC’s Class A Ordinary Shares, or approximately 2.2% of the shares with redemption rights, reversed their prior redemptions, resulting in $6,040,773 being returned to the trust account established at the consummation of CCAC’s initial public offering prior to the Closing.

Unless the context indicates otherwise, references in this prospectus to the “Company,” “Quanergy Systems, Inc.,” “we,” “us,” “our” and similar terms refer to Quanergy Systems, Inc. (f/k/a CITIC Capital Acquisition Corp.) and its consolidated subsidiaries.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act. We have based these forward-looking statements on our current expectations and projections about future events. All statements, other than statements of present or historical fact included in this prospectus, our future financial performance, strategy, future operations, future operating results, estimated revenues, losses, projected costs, prospects, plans and objectives of management are forward-looking statements. Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “will,” “would” or the negative of such terms or other similar expressions. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions about us that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Except as otherwise required by applicable law, we disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this prospectus. We caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond our control.

Forward-looking statements in this prospectus may include, for example, statements about:

•

our ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and our ability to grow and manage growth profitably following the Closing;

•	costs related to the Business Combination;

•	our history of operating losses;

•	our ability to achieve and maintain profitability in the future;

•	our future capital needs following the Business Combination;

•	demand for our products and the drivers of that demand;

•	adoption of LiDAR technology generally and of our digital LiDAR technology, in particular;

•	the implementation, market acceptance and success of our products and technology in the autonomous vehicle industry and in potential new categories for LiDAR technology;

•	competition in our industry, the advantages of our products and technology over competing products and technology existing in the market, and competitive factors including with

•	respect to technological capabilities, cost and scalability;

•	unforeseen safety issues with our products that could result in injuries to people;

•	adverse conditions in the global Sensing Solutions Market or the global economy more generally, including the impact of health epidemics such as the COVID-19 pandemic;

•	our ability to manage our growth effectively;

•	the success of our strategic relationships with third parties;

•	our international expansion plans;

•	our ability to develop additional products and product offerings;

•	our limited manufacturing capacity and plans to depend primarily on a small number of contract manufacturers and manufacturing partners in the future;

•	our reliance on sole source suppliers and our contract manufacturers’ ability to source components on a timely basis;

•	our ability to maintain and protect our intellectual property;

•	the outcome of any known and unknown litigation and regulatory proceedings;

•	our ability to recruit and retain qualified personnel;

•	our ability to maintain an effective system of internal control over financial reporting; our ability to maintain the listing of our securities;

•

our ability to sell shares of Common Stock to GEM Investor pursuant to the terms of the GEM Agreement and our ability to register and maintain the registration of the shares issued and issuable thereunder; and

•	our anticipated use of the net proceeds from the potential sale of shares of our Common Stock to GEM Investor or from the exercise of the GEM Warrant.

These statements are subject to known and unknown risks, uncertainties and assumptions that could cause actual results to differ materially from those projected or otherwise implied by the forward-looking statements, including the following:

•

our ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of the combined business to grow and manage growth profitably;

•	changes in domestic and foreign business, market, financial, political and legal conditions;

•	future global, regional or local economic and market conditions affecting the cannabis industry;

•	our ability to manage future growth;

•	our ability to develop new products and solutions and bring them to market in a timely manner;

•	the effects of competition on our business;

•	our success in retaining or recruiting, or changes required in, officers, key employees or directors;

•	changes in applicable laws or regulations;

•	the outcome of any legal proceedings; and

•	other risks and uncertainties set forth in the prospectus in the section entitled “Risk Factors” beginning on page 8 of this prospectus, which is incorporated herein by reference.

Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. Additional cautionary statements or discussions of risks and uncertainties that could affect our results or the achievement of the expectations described in forward-looking statements may also be contained in any accompanying prospectus supplement.

Should one or more of the risks or uncertainties described in this prospectus, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in the section entitled “Risk Factors” and in our periodic filings with the SEC. Our SEC filings are available publicly on the SEC’s website at www.sec.gov.

You should read this prospectus and any accompanying prospectus supplement completely and with the understanding that our actual future results, levels of activity and performance as well as other events and circumstances may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

Certain Defined Terms

Unless the context otherwise requires, references in this prospectus to:

“Amended and Restated Registration Rights Agreement” are to the Amended and Restated Registration Rights Agreement, dated as of February 8, 2022, by and among CCAC, the Sponsor and certain other of our equity holders;

“board of directors” or “directors” are to the Company’s board of directors

“Business Combination” are to the transactions contemplated by the Merger Agreement;

“Bylaws” are to the Bylaws of the Company that were adopted by our board of directors effective on February 7, 2022;

“CARES Act” are to the Coronavirus Aid, Relief, and Economic Security Act;

“CCAC” are to CITIC Capital Acquisition Corp., an exempted company incorporated under the laws of the Cayman Islands;

“certificate of merger” are to the certificate of merger filed in Delaware on the Closing Date evidencing the merger, at the effective time, of Merger Sub with and into Legacy Quanergy, whereupon the separate corporate existence of Merger Sub ceased, Legacy Quanergy was the surviving corporation and a wholly owned subsidiary of CCAC and the name of CCAC changed to “Quanergy Systems, Inc.”;

“Cayman Islands Companies Act” are to the Cayman Islands Companies Act (As Revised) of the Cayman Islands, as amended;

“charter” are to the Amended and Restated Certificate of Incorporation of the Company that became effective on February 7, 2022;

“Common Stock” are to the shares of common stock of the Company, par value $0.0001 per share;

“Class A ordinary shares” are to CCAC’s Class A ordinary shares, par value $0.0001 per share;

“Class B ordinary shares” are to CCAC’s Class B ordinary shares, par value $0.0001 per share;

“closing” are to the closing of the Business Combination;

“Code” are to the Internal Revenue Code of 1986, as amended;

“DGCL” are to the Delaware General Corporation Law, as amended;

“effective time” are to the time at which the certificate of merger was filed with the Secretary of State of the State of Delaware;

“Exchange Act” are to the Securities Exchange Act of 1934, as amended;

v

“founder shares” are to our Class B ordinary shares initially purchased by the Sponsor in a private placement prior to CCAC’s IPO and the shares of Common Stock that were issued upon the automatic conversion of such Class B ordinary shares at the time of the domestication (and for the avoidance of doubt, founder shares do not include the representative shares (as defined below));

“GAAP” are to United States generally accepted accounting principles;

“GEM Agreement” are to the Share Purchase Agreement between CCAC, GYBL and GEM Investor, dated December 12, 2021, as amended by the first amendment dated January 31, 2022.

“GEM Investor” are to GEM Global Yield LLC SCS.

“GEM RRA” are to the Registration Rights Agreement, dated December 12, 2021, between CCAC, GEM Investor and GYBL, pursuant to which GEM Investor and GYBL will have certain customary registration rights in connection with securities issued pursuant to the GEM Agreement.

“GYBL” are to GEM Yield Bahamas Ltd.

“holder of our founder shares” are to the Sponsor and its affiliates and their respective permitted transferees that hold founder shares;

“IT” are to information technology;

“IPO” or “initial public offering” are to CCAC’s initial public offering of units, which closed on February 13, 2020;

“Legacy Quanergy” are to Quanergy Systems, Inc., a Delaware corporation, prior to the consummation of the Business Combination and Legacy Quanergy’s subsequent name change to Quanergy Perception Technologies, Inc.;

“Legacy Quanergy equity holders” are to holders of shares of Legacy Quanergy common stock and Legacy Quanergy preferred stock immediately prior to the Closing;

“management” or our “management team” are to our officers and directors;

“merger” are to the merger evidenced by a certificate of merger between CCAC and Legacy Quanergy pursuant to which Merger Sub merged with and into Legacy Quanergy, whereupon the separate corporate existence of Merger Sub ceased, Legacy Quanergy was the surviving corporation and a wholly owned subsidiary of CCAC and the name of CCAC changed to “Quanergy Systems, Inc.”;

“Merger Agreement” are to the agreement and plan of merger, dated as of June 21, 2021 as amended or modified from time to time, by and between CCAC and Legacy Quanergy;

“Merger Sub” are to CITIC Capital Merger Sub Inc., a Delaware corporation;

“NYSE” are to the New York Stock Exchange;

“ordinary shares” are to CCAC’s Class A ordinary shares and Class B ordinary shares prior to the domestication in connection with the Business Combination;

“PIPE subscription financing” are to the aggregate $36,950,000 of proceeds from the issuance of the subscription shares;

“private warrants” are to the warrants issued to the Sponsor in a private placement simultaneously with the closing of CCAC’s IPO (which from time to time may be transferred to certain of the Sponsor’s permitted transferees);

“Organizational Documents” are to our Charter and Bylaws;

“public shareholders” are to the holders of our public shares;

“public shares” are to CCAC’s Class A ordinary shares sold as part of the units in CCAC’s IPO (whether they were purchased in CCAC’s IPO or thereafter in the open market);

“public warrants” are to our redeemable warrants sold as part of the units in the CCAC IPO (whether they were purchased in CCAC’s IPO or thereafter in the open market), with each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50;

“registration rights agreement” are to the Registration Rights Agreement, dated February 10, 2020, between CCAC and the Sponsor;

“related party” are to each of our directors, officers and substantial security holders;

“Securities Act” are to the Securities Act of 1933, as amended;

“Sponsor” are to CITIC Capital Acquisition LLC, a Delaware limited liability company;

“Sponsor Support Agreement” are to that certain Support Agreement, dated June 21, 2021, by and among the Sponsor, CCAC and Legacy Quanergy;

“subscription agreements” are to the subscription agreements by and among CCAC and the subscription investors, pursuant to which the subscription investors will purchase subscription shares in a privately negotiated transaction in connection with the consummation of the Business Combination;

“subscription investors” are to the accredited investors with whom CCAC entered into the subscription agreements, pursuant to which the subscription investors will purchase subscription shares in a privately negotiated transaction in connection with the consummation of the Business Combination;

“subscription shares” are to the shares issued to the subscription investors pursuant to the subscription agreements;

“transfer agent” are to Continental Stock Transfer & Trust Company, as transfer agent of CCAC;

“trust account” are to the trust account established at the consummation of CCAC’s initial public offering at J.P. Morgan Chase Bank, N.A. and maintained by Continental, acting as trustee;

“units” are to CCAC’s units sold in the IPO, each of which consists of one Class A ordinary share and one warrant;

“warrant agent” are to Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent;

“warrant agreement” are to the Warrant Agreement, dated as of February 10, 2020, by and between CCAC and the warrant agent; and

“warrants” are to the public warrants and the private warrants.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our securities, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes thereto and the information set forth in the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Unless the context otherwise requires, we use the terms “Quanergy,” “company,” “we,” “us” and “our” in this prospectus to refer to Quanergy Systems, Inc. and our wholly owned subsidiaries.

Overview

We are a leading provider of LiDAR and three dimensional (“3D”), perception software solutions. LiDAR, which is an acronym for Light Detection and Ranging, is a real-time sensing technology that determines the shape and contour of physical objects in the environment using a technique known as time of flight, which measures the time a laser beam travels to and from a specific object. 3D perception software interprets measurement data from LiDAR sensors, known as a point cloud, and translates that information into a rich data set, such as the type of objects detected (e.g., people, vehicles), location in space, direction and speed of movement. Our LiDAR and 3D perception software solutions are designed to provide visualization and automation of applications in a wide range of industries, leading to greater efficiency, safety and improved operational outcomes. We believe LiDAR and 3D perception technologies have the potential to fundamentally transform how machines interact with humans, unleashing new levels of productivity, and in the process, creating significant revenue potential for LiDAR solution suppliers like us. According to third-party estimates aligned with our own, the global LiDAR market is forecasted to reach $27.3 billion by 2030.

We currently focus on two broad market categories—automotive and Internet of Things (“IoT”). IoT refers to a network of physical objects that are embedded with sensors, software and communications capabilities for the purpose of connecting and exchanging data with other devices and systems over the Internet. Our current IoT-related markets of focus include mapping, security, smart cities and industrial automation. These applications generally operate in real-time and have high-value, mission-critical characteristics. Within the automotive market, we focus primarily on the opportunity to automate high volume passenger vehicles, but we also include within this category the automation of robo-taxis, shuttles, trucks and off-road vehicles. We have a balanced business strategy focused on both the IoT market, which exists at scale today, and the automotive market, which is more nascent and is expected to scale over time. We see LiDAR and 3D perception as platform capabilities that are applicable broadly, and for that reason, we expect to enter additional market verticals in the future.

Our foundational LiDAR platform is based on optical phased array (“OPA”), technology. This approach is referred to as solid state, because it has no moving parts and is built on a semiconductor technology and manufacturing process known as complementary metal oxide semiconductor (“CMOS”). The operating principal of an OPA-based LiDAR is to use an array of miniature antennae to create spatial interference which is electronically controlled to form and steer beams of light. Because our OPA-based sensors have no moving parts, the design is extremely reliable and highly immune to vibrations. Our OPA operates in a manner that is analogous to phased array radar systems that have become the standard in the automotive industry. Our OPA employs a combination of semiconductor and optical technologies, known as silicon photonics, packaged onto a small, photonic integrated circuit. By leveraging a mature CMOS semiconductor production approach, we expect that the cost of our OPA can be significantly reduced over time. We believe that our OPA-based LiDAR can be the winning solid state architecture for the automotive industry because it is designed to deliver electronic beam steering, ultra-high reliability and can take advantage of the scalability of the semiconductor supply chain to achieve a low price point required by the automotive sector. Our OPA technology forms the basis for our S Series of solid state LiDAR sensors.

We also offer a portfolio of solutions designed to address the needs of IoT applications, including our M Series LiDAR sensors and our QORTEX 3D perception software platform. Our M Series of sensors utilize a traditional mechanical scanning design to deliver a 360 degree field of view required for many IoT applications. We believe our M Series offers industry leading range, accuracy, resolution and field of view compared to competitive offerings. Our QORTEX platform is designed to enable highly accurate 3D object detection, tracking and classification, fusing of LiDAR data with other sensing technologies and simple integrations with third-party systems and business applications. Moreover, we offer QORTEX Aware, an embedded software application that enables collision avoidance and object detection. We also plan to offer QORTEX Insights, a suite of complementary software analytics and dashboards. We believe our ability to mix and match the optimal hardware-software combination to meet our customers’ perception and automation needs is unique in the industry.

We have sold our products to nearly 400 customers to date. Our IoT solutions are sold globally through a network of channel partners, including value added resellers (“VARs”) systems integrators (“SIs”) distributors and strategic partners. In the smart cities sector, we partner with Cisco Systems, Inc., among others. In the security sector, we partner with Genetec Inc. and Milestone Systems A/S, among others. Our engagement with automotive OEMs and tier one suppliers is done directly and through our partnership with Sensata Technologies Holdings plc (“Sensata”), one of our investors. We have also received investments from other automotive and IoT industry leaders, including Aptiv PLC, Daimler AG, Enterprise Holdings, Inc. and Samsung Electronics Co., Ltd.

Background

Busines Combination

Prior to the Business Combination we were a blank check company, incorporated on September 9, 2019 in the Cayman Islands for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization, or similar Business Combination with one or more businesses.

On February 8, 2022 (the “Closing Date”), Quanergy Systems, Inc., a Delaware corporation (the “Company” or “Quanergy”) (f/k/a CITIC Capital Acquisition Corp. (“CCAC”)), consummated the previously announced merger (the “Closing”) pursuant to that certain Agreement and Plan of Merger, dated June 21, 2021 (as amended, the “Merger Agreement”), by and among CCAC and Quanergy Systems, Inc., a Delaware corporation (when referred to in its pre-Business Combination (as defined below) capacity, “Legacy Quanergy”). On January 28, 2022, Legacy Quanergy changed its corporate name to Quanergy Perception Technologies, Inc. The Company’s shareholders approved the Business Combination (the “Business Combination”) and the change of CCAC’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware by deregistering as an exempted company in the Cayman Islands and domesticating and continuing as a corporation formed under the laws of the State of Delaware (the “Domestication”) at an extraordinary general meeting of stockholders held on January 31, 2022 (the “Special Meeting”). In connection with the Special Meeting and the Business Combination, holders of 26,867,796 of CCAC’s Class A Ordinary Shares, or approximately 97.3% of the shares with redemption rights, exercised their right to redeem their shares for cash at a redemption price of approximately $10.07 per share, for an aggregate redemption amount of $270,503,771. On February 8, 2022, holders of 600,000 of CCAC’s Class A ordinary shares (“Class A Ordinary Shares”), or approximately 2.2% of the shares with redemption rights, reversed their prior redemptions, resulting in $6,040,773 being returned to the trust account established at the consummation of CCAC’s initial public offering prior to the Closing.

On February 7, 2022, one business day prior to the Closing Date, CCAC effectuated the Domestication, pursuant to which each of CCAC’s currently issued and outstanding Class A Ordinary Shares and Class B ordinary shares automatically converted by operation of law, on a one-for-one basis, into shares of common stock of the Company (“Common Stock”). Similarly, all of CCAC’s outstanding warrants became warrants to acquire shares of Common Stock, and no other changes were made to the terms of any outstanding warrants.

Pursuant to the terms of the Merger Agreement, the Business Combination was effected through the merger (the “Merger”) of a wholly owned subsidiary of CCAC, CITIC Capital Merger Sub Inc., a Delaware corporation (“Merger Sub”) with and into Legacy Quanergy, whereupon the separate corporate existence of Merger Sub ceased and Legacy Quanergy became the surviving company and a wholly owned subsidiary of the Company. In connection with the Domestication, the Company changed its name from CITIC Capital Acquisition Corp. to Quanergy Systems, Inc.

On the Closing Date, purchasers subscribed to purchase from the Company an aggregate of 3,695,000 shares of the Company’s Common Stock (the “PIPE Shares”), for a purchase price of $10.00 per share and an aggregate purchase price of $36,950,000, pursuant to separate subscription agreements (each, a “Subscription Agreement”). The sale of PIPE Shares was consummated substantially concurrently with the Closing.

GEM Agreement

In order to better manage working capital and liquidity needs post Business Combination, CCAC, GEM Investor and GYBL entered into the GEM Agreement, which allows us to fund general corporate purposes and working capital needs. We are entitled to draw down up to $125 million of gross proceeds (“Aggregate Limit”) in exchange for shares of our Common Stock, at a price equal to 90% of the average closing bid price of the shares of our Common Stock on the NYSE for a 30 day period, subject to meeting the terms and conditions of the GEM Agreement. GYBL is also entitled, pursuant to the GEM Warrant, to purchase up to 3,397,923 shares of Common Stock, at a per share exercise price of $10.00 and exercisable for a period of three years.

For the purposes of calculating the number of shares of our Common Stock that GEM Investor may purchase pursuant to the GEM Agreement, we have assumed a minimum purchase price per share of Common Stock of $1.00. As detailed above, should we decide to draw down under the GEM Agreement, the price per share would be equal to 90% of the average closing bid price of the shares of our Common Stock on the NYSE during each 30-day pricing period.

Recent Developments

On March 31, 2022, we issued a total of 3,940,641 shares (the “RJ Shares”) of Common Stock, pursuant to a share issuance agreement, dated March 31, 2022 (the “RJ Issuance Agreement”), by and between us and Raymond James & Associates, Inc. (“RJ”). The RJ Shares were issued to satisfy, in full, the $9,842,091.00 that the Company owed to RJ under a letter agreement, dated February 7, 2022.

In addition, on March 31, 2022, we issued a total of 863,000 shares (the “CITIC Shares” and, together with the RJ Shares, the “Issuance Shares”) of Common Stock, pursuant to a share issuance agreement, dated March 31, 2022 (the “CITIC Issuance Agreement” and, together with the RJ Issuance Agreement, the “Issuance Agreements”), by and between us and Sponsor. The CITIC Shares were issued to partially satisfy, amounts owed to Sponsor under a letter agreement, dated February 8, 2022 (the “CITIC Letter Agreement”). Following the issuance of the CITIC Shares, an aggregate of $1,070,433.83 remains due under the CITIC Letter Agreement, which we have agreed to pay on or before September 30, 2022 pursuant to the CITIC Issuance Agreement.

Pursuant to the Issuance Agreements, we have agreed to file or cause to be filed a registration statement, or an amendment to a previously filed registration statement (as applicable, the “Shares Registration Statement”), on or before April 15, 2022, with the United States Securities and Exchange Commission to register such Issuance Shares. We also agreed to use or cause to be used commercially reasonable efforts to ensure the Shares Registration Statement is declared effective.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”). As an emerging growth company, it is exempt from certain requirements related to executive compensation, including the requirements to hold a nonbinding advisory vote on executive compensation and to provide information relating to the ratio of total compensation of its Chief Executive Officer to the median of the annual total compensation of all of its employees, each as required by the Investor Protection and Securities Reform Act of 2010, which is part of the Dodd-Frank Act.

Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can choose not to take advantage of the extended transition period and comply with the requirements that apply to non-emerging growth companies, and any such election to not take advantage of the extended transition period is irrevocable. We previously elected to avail ourself of the extended transition period, and following the consummation of the Business Combination, we are an emerging growth company at least until December 31, 2022 and are taking advantage of the benefits of the extended transition period emerging growth company status permits. During the extended transition period, it may be difficult or impossible to compare our financial results with the financial results of another public company that complies with public company effective dates for accounting standard updates because of the potential differences in accounting standards used.

We will remain an emerging growth company under the JOBS Act until the earliest of (a) December 31, 2024, (b) the last date of our fiscal year in which we have a total annual gross revenue of at least $1.07 billion, (c) the date on which we are deemed to be a “large accelerated filer” under the rules of the SEC with at least $700.0 million of outstanding securities held by non-affiliates or (d) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the previous three years.

Summary Risk Factors

The following is a summary of select risks and uncertainties that could materially adversely affect us and our business, financial condition and results of operations. Before you invest in our Common Stock, you should carefully consider all the information in this prospectus, including matters set forth under the heading “Risk Factors.”

•	We have incurred operating losses in the past, expect to incur operating losses in the future and may never achieve or maintain profitability.

•	We will require additional capital to meet our financial obligations and support planned business growth, and this capital might not be available on acceptable terms or at all.

•

We operate in evolving markets, which make it difficult to evaluate our business and prospects. If markets for LiDAR products, including autonomous driving, security & smart spaces, mapping, robotics, industrial and other commercial applications, develop more slowly than we expect, or long- term end-customer adoption rates and demand are slower than we expect, our operating results and growth prospects could be harmed.

•	Product integration could face complications or unpredictable difficulties, which may adversely impact customer adoption of our products and our financial performance.

•

The market for LiDAR sensors is highly competitive and many companies are actively focusing on LiDAR technology or competing technologies based on camera, radar or other technologies. If we fail to differentiate ourselves and compete successfully with these companies, many of which have substantially greater resources, our products may become obsolete and it will be difficult for us to attract customers and our business will be harmed.

•

Our Optical Phased Array based product could fail to meet industry requirements for range, resolution or general performance or we could fall short of our cost objections for OPA-based LiDAR, thereby limiting our revenue potential.

•	Developments in alternative non-LiDAR technologies may adversely affect the demand for LiDAR sensors.

•

If we are not able to effectively grow our global sales and marketing organization, or maintain or grow an effective network of distributors, value-added resellers, and integrators, our business prospects, results of operations and financial condition could be adversely affected.

•

We continue to implement strategic initiatives designed to grow our business. These initiatives may prove more costly than we currently anticipate and we may not succeed in increasing our revenue in an amount sufficient to offset the costs of these initiatives and to achieve and maintain profitability.

•

We have limited manufacturing capacity and intend to depend primarily on a small number of contract manufacturers and manufacturing partners in the future. Our operations could be disrupted if we encounter delays or other problems with these contract manufacturers.

•	We may incur significant direct or indirect liabilities in connection with our product warranties which could adversely affect our business and operating results.

•

We have been and may continue to be subject to litigation regarding intellectual property rights that could be costly, including claims that we are infringing third party intellectual property, whether successful or not, and could result in the loss of rights important to our products or otherwise harm our business.

•	We are subject to, and must remain in compliance with, numerous laws and governmental regulations across various jurisdictions concerning the manufacturing, use, distribution and sale of our products.

•	The effects of the COVID-19 pandemic has had and could continue to have a material adverse effect on our business prospects, financial results, and results of operations.

•

We have identified a material weakness in our internal control over financial reporting as of December 31, 2021. If we are unable to develop and maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in us and materially and adversely affect our business and operating results.

•

Sales of our common stock, or the perception of such sales, by us or the selling securityholders pursuant to this prospectus in the public market or otherwise could cause the market price for our common stock to decline and certain selling securityholders still may receive significant proceeds.

•	The issuances of additional shares of our Common Stock under the GEM Agreement may result in dilution of future stockholders and have a negative impact on the market price our Common Stock.

Corporate Information

Our principal executive offices are located at 433 Lakeside Drive, Sunnyvale, California 94085, and our telephone number is (408) 245-9500. Our corporate website address is www.quanergy.com. Information contained on or accessible through our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

“Quanergy” and our other registered and common law trade names, trademarks and service marks are property of Quanergy Systems, Inc. This prospectus contains additional trade names, trademarks and service marks of others, which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols.

THE OFFERING

Issuer	Quanergy Systems, Inc. (f/k/a CITIC Capital Acquisition Corp.).

Issuance of Common Stock

Shares of Common Stock offered by us	Up to 21,320,000 shares of our Common Stock consisting of (i) 7,520,000 shares of Common Stock issuable upon exercise of the private warrants by holders thereof and (ii) 13,800,000 shares of Common Stock issuable upon exercise of the public warrants by holders thereof.

Shares of Common Stock outstanding prior to exercise of all warrants	83,412,347 shares (as of February 8, 2022).

Shares of Common Stock outstanding assuming exercise of all warrants	104,732,347 shares (based on total number of outstanding shares of Common Stock as of February 8, 2022).

Exercise price of warrants	$11.50 per share, subject to adjustment as described herein.

Use of proceeds	We will receive up to an aggregate of approximately $245.2 million from the exercise of the Warrants, assuming the exercise in full of all of the Warrants for cash. We expect to use the net proceeds from the exercise of the Warrants for general corporate purposes. We believe the likelihood that warrant holders will exercise their public warrants and private warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the trading price of our common stock. If the trading price for our common stock is less than $11.50 per share, we believe holders of our public warrants and private warrants will be unlikely to exercise their warrants. See the section entitled “Use of Proceeds.”

Resale of Common Stock and warrants

Shares of Common Stock offered by the selling securityholders	We are registering the resale by the selling securityholders named in this prospectus, or their permitted transferees, an aggregate up to 57,538,996 shares of Common Stock consisting of (a) 3,695,000 shares of Common Stock issued in a private placement pursuant to subscription agreements entered into in connection with the Business Combination (as defined herein), (b) 7,520,000 shares of Common Stock issuable upon exercise of the private warrants, (c) 6,900,000 shares of common stock (the “Founder Shares”) originally issued in a private placement to CITIC Capital Acquisition LLC in connection with the IPO of CCAC, (d) 34,422,480 shares of Common Stock pursuant to the Amended and Restated Registration Rights Agreement, (e) 197,875 held by Tomoyuki Izuhara pursuant to the exercise of options to purchase Common Stock, and (f) 4,803,641 shares of Common Stock issued pursuant to the Share Issuance Agreements.

Warrants offered by the selling securityholders	Up to 7,520,000 private warrants

Redemption	The warrants are redeemable in certain circumstances. See the section entitled “Description of Securities—Warrants” for further discussion.

Use of proceeds	We will not receive any of the proceeds from the sale of the shares of Common Stock or warrants by the selling securityholders.

Lock-up agreements	Certain of our securityholders are subject to certain restrictions on transfer until the termination of applicable lock-up periods. See the section titled “Certain Relationships and Related Party Transactions— Lockup Agreements” for further discussion.

Market for Common Stock and warrants	Our Common Stock and public warrants are currently traded on NYSE under the symbols “QNGY” and “QNGY WS,” respectively.

Risk factors	Before investing in our securities, you should carefully read and consider the information set forth in “Risk Factors” beginning on page 8.

For additional information concerning the offering, see “Plan of Distribution” beginning on page 141.

The number of shares of our Common Stock to be outstanding as shown above is based on 83,412,347 shares outstanding as of February 8, and excludes:

•	3,954,639 shares of Common Stock issuable upon exercise of outstanding stock options as of February 8, 2022, at a weighted-average exercise price of $6.92 per share;

•

13,590,156 shares of Common Stock reserved for future issuance under our 2022 Equity Incentive Plan (“2022 Plan”), as of February 8, 2022, plus any future increases in the number of shares of Common Stock reserved for issuance under the 2022 Plan pursuant to evergreen provisions;

•

834,123 shares of Common Stock reserved for future issuance under our 2022 Employee Stock Purchase Plan (“ESPP”), as of February 8, 2022, plus any future increases in the number of shares of Common Stock reserved for issuance under the ESPP pursuant to evergreen provisions;

•	33,645,547 shares of Common Stock issuable upon the exercise of outstanding warrants (other than the GEM Warrant) as of February 8, 2022; and

•	3,397,923 shares of Common Stock issuable upon the exercise of the outstanding GEM Warrant as of February 8, 2022.

Except as otherwise indicated, all information in this prospectus assumes no exercise of outstanding stock options and warrants to purchase shares of our Common Stock outstanding as of February 8, 2022.

RISK FACTORS

Investing in our Common Stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all of the other information contained in this prospectus, including our financial statements and related notes appearing at the end of this prospectus and in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding to invest in our Common Stock. If any of the events or developments described below were to occur, our business, prospects, operating results and financial condition could suffer materially, the trading price of our Common Stock could decline, and you could lose all or part of your investment. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business.

Risks Related to Our Industry and Business

We have incurred operating losses in the past, expect to incur operating losses in the future and may never achieve or maintain profitability.

We have experienced net losses in each year since our inception. In the years ended December 31, 2021 and 2020, Legacy Quanergy incurred net losses of $(63.5) million and $(35.8) million, respectively. You should not rely on the revenue growth of any prior quarterly or annual period as an indication of our future performance. We expect these losses to continue for at least the next several years as we expand our product offering and continue to scale our commercial operations and research and development program. As of December 31, 2021, Legacy Quanergy had an accumulated deficit of $(307.6) million. Even if we are able to increase sales of our products, there can be no assurance that we will ever be profitable.

We expect we will continue to incur significant losses for the foreseeable future as we:

•	continue to hire additional personnel and make investments in research and development in order to develop technology and related software;

•	increase our sales and marketing functions, including expansion of our customer support and distribution capabilities;

•	hire additional personnel to support compliance requirements in connection with being a public company; and

•	expand operations and manufacturing.

If our products do not achieve sufficient market acceptance, our revenue growth rate may be slower than we expect, we may not be able to increase revenue enough to offset the increase in operating expenses resulting from investments, and we will not become profitable. If we fail to become profitable, or if we are unable to fund our continuing losses we may be unable to continue our business operations. There can be no assurance that we will ever achieve or sustain profitability.

We will require additional capital to meet our financial obligations and support planned business growth, and this capital might not be available on acceptable terms or at all.

Historically, we have funded our operations since inception primarily through equity, and equity-linked notes. We intend to continue to make significant investments to support planned business growth and will require additional funds to respond to business challenges, including the need to develop new sensing products and technology, maintain adequate levels of inventory to support demand requirements of our distributors and customers, improve our operating infrastructure or acquire complementary businesses, personnel and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our then existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Common Stock. Any debt financing we secure, the debt holders would have rights senior to the holders of our Common Stock to make claims on our assets, and the terms could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. If we were to violate the restrictive covenants, we could incur penalties, increased expenses and an acceleration of the payment terms of our outstanding debt, which could in turn harm our business.

Because our decision to issue securities or raise financing in the future will depend on numerous considerations, including factors beyond our control, we cannot predict or estimate the amount, timing or nature of any future issuances of debt or equity securities. As a result, our stockholders bear the risk of future issuances reducing the value of our Common Stock and diluting their interests. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business may be harmed.

We operate in evolving markets, which make it difficult to evaluate our business and prospects. If markets for LiDAR products, including autonomous driving, security & smart spaces, mapping, robotics, industrial and other commercial applications, develop more slowly than we expect, or long-term end-customer adoption rates and demand are slower than we expect, our operating results and growth prospects could be harmed.

While LiDAR has existed for some time for terrestrial and aerial mapping applications and for research and development level automotive applications, the concept of low cost and high-volume LiDAR for markets like automotive, security & smart spaces and mapping applications is relatively new and rapidly evolving, making our business and prospects difficult to evaluate. The growth and profitability of these markets (collectively, the “Sensing Solutions Market”) and the level of demand and market acceptance for LiDAR technology are subject to a high degree of uncertainty. The future growth of our business depends on the growth of these Sensing Solutions Market. We cannot be certain that this will happen. If consumers do not perceive meaningful benefits of LiDAR technology, then these markets may develop more slowly than we expect, which could adversely impact our operating results and our ability to grow our business.

If our customers and partners are unable to maintain and increase acceptance of LiDAR technology, our business, results of operations, financial condition and growth prospects would be adversely affected.

Our future operating results will depend on the ability of our customers and partners to create, maintain and increase acceptance of LiDAR technology. There is no assurance that our customers and partners can achieve these objectives. Acceptance of our LiDAR technology in the global Sensing Solutions Market depends upon many factors, including regulatory requirements applicable to such markets, evolving safety standards and perceptions, cost and consumer preferences. Market acceptance of LiDAR technology also depends on the ability of market participants, including us, to resolve technical challenges facing the Sensing Solutions Market in a timely and cost-effective manner. Consumers will also need to be made aware of the advantages of the LiDAR technology compared to competing technologies, specifically those with different sensor arrays, such as camera, and radar in automotive, and camera, infrared and microwave in security. If consumer acceptance of LiDAR technology in the global Sensing Solutions Market does not occur or occurs more slowly than we expect, sales of our products could also be adversely affected.

Product integration could face complications or unpredictable difficulties, which may adversely impact customer adoption of our products and our financial performance.

Our products typically function as part of a system, and are therefore integrated with other sensing technologies, software products and customer applications. Required integration efforts can be time consuming and costly and there is no guarantee that results will be satisfactory to the end customer. These challenges are even more present in the automotive sector where components are subject to as much as several years of product and design validation before they are fitted into a vehicle program. While the company works with system integrators which lend their experience to these workstreams, there is no guarantee that unforeseen delays or setback would not arise that would impair our ability to launch with key programs across our sectors of focus.

The market for LiDAR sensors is highly competitive and many companies are actively focusing on LiDAR technology or competing technologies based on camera, radar or other technologies. If we fail to differentiate ourselves and compete successfully with these companies, many of which have substantially greater resources, our products may become obsolete and it will be difficult for us to attract customers and our business will be harmed.

The LiDAR sensor market is becoming increasingly competitive and global. Our competitors are numerous and they compete with us directly by offering LiDAR products and indirectly by attempting to solve some of the same challenges with different technology. We face competition from camera and radar companies, other developers of LiDAR products, and other technology and supply companies, some of which have already completed public offerings and have significantly greater resources than we do. Some examples of our competitors include Velodyne, Innoviz Technologies Ltd., Aeva, Inc., Luminar Technologies, Inc., Hesai Technology Co., Ltd., AEye, Ouster, Inc., and Ibeo Automotive Systems GmbH among others.

Over the last few years we have seen a proliferation of entrants into the LiDAR market with various technical approaches intended to reduce the size of the LiDAR sensors, such as flash LiDAR, micro-electro- mechanical system (“MEMS”) mirrors, and downsized macroscale oscillating technology. Concurrently, in non-automotive applications we have seen increased competition as companies have sought to offset the delayed introduction of autonomous vehicles by focusing in other areas. While we believe that our solid-state approach will yield a desired reduction in size, cost and reliability that customers require, we expect competition will remain stiff from new companies with products based on existing and new technologies. We also think more companies will look to compete with us by offering paired hardware/software solutions to compete with our smart spaces / security applications. Our products may become obsolete as LiDAR and other competing technologies continue to progress.

This increased competition could result in pricing pressure, lower revenue and gross profit. To remain competitive and maintain our position as a leading sensing technology provider, we need to continuously invest in product research and development, service and support, and product distribution infrastructure as well as sales and marketing. We may not have sufficient resources to continue to make the investments needed to maintain our competitive position. In addition, certain of our competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical, sales, marketing and other resources than us. These competitors may also be able to adapt more quickly to new or emerging technologies or standards and may be able to deliver products and services at a lower cost. Increased competition could reduce our market share, revenue and operating margins, increase our operating costs, harm our competitive position and otherwise harm our business.

Autonomous and highly automated vehicles rely on a complex set of technologies, and there is no assurance that the rate of acceptance and adoption of these technologies will increase in the near future or that a market for fully autonomous vehicles will develop.

Autonomous and highly automated driving relies on a complex set of technologies, which requires the coordinated development of sensing, mapping, object detection and classification as well as path planning and navigation. These functions and capabilities are in different stages of development, and their reliability must continue to improve in order to meet the higher standards required for autonomous driving. Sensing technology provides information to the car and includes the physical sensors, as well as object classification and perception software. In many cases, it will be sold as part of a system where it must work within the core autonomous driving platform of an original equipment manufacturer. If customer technology is not ready to be deployed in vehicle models when our sensing technology is ready for adoption, launch of production could be delayed, perhaps for a significant time period, which could materially adversely affect our business, results of operations and financial condition.

There are a number of additional challenges to autonomous driving, all of which are outside of our control, including market acceptance of autonomous driving, particularly fully autonomous driving, national or state certification requirements and other regulatory measures, concerns regarding litigation, cyber security risks, as well as a general aversion by some consumers to the idea of self-driving vehicles. There can be no assurance that the market will accept any vehicle model, including a vehicle containing our technology, in which case our future business, results of operations and financial condition could be adversely affected.

Our ability to market our LiDAR technology outside of automotive applications may take longer than we anticipate and may not be successful.

We are investing in, and pursuing market opportunities outside of, the automotive markets, including in mapping applications for topography and surveying, security, industrial automation and smart city and smart spaces initiatives. We believe that our future revenue growth, if any, will depend in part on our ability to expand within new markets such as these and to enter new markets as they emerge. Each of these markets presents distinct risks and, in many cases, requires us to address the particular requirements of that market. For example, our ability to sell into the mapping end markets could be negatively impacted if our customers in that segment utilize alternative LiDAR technologies for aerial and terrestrial mapping. Smart spaces customers could find alternative methods to address flow management requirements. And within industrial markets, our success is highly dependent on presenting a compelling and differentiated price-performance advantage relative to established players in the market.

With the exception of industrial automation, the market for LiDAR technology outside of automotive applications is relatively new, rapidly developing and unproven in many markets or industries. Many of our customers in these areas are still in the testing and development phases and it cannot be certain that they will commercialize products or systems with our LiDAR products or at all. We cannot be certain that LiDAR will be sold into these markets at scale. Adoption of LiDAR products, including our products, outside of the automotive industry will depend on numerous factors, including: whether the technological capabilities of LiDAR and LiDAR-based products meet users’ current or anticipated needs, whether the benefits of designing LiDAR into larger sensing systems outweigh the costs, complexity and time needed to deploy such technology or replace or modify existing systems that may have used other modalities such as cameras and radar, whether users in other applications can move beyond the testing and development phases and proceed to commercializing systems supported by LiDAR technology and whether LiDAR developers, such as us, can keep pace with rapid technological change in certain developing markets and the global response to the COVID-19 pandemic. If LiDAR technology does not achieve commercial success outside of the automotive industry, or if the market develops at a pace slower than we expect, our business, results of operation and financial condition will be materially and adversely affected.

Our new product lines could face difficulties gaining market traction and adversely impact our financial performance.

One of the challenges inherent in developing hardware is long development times. Our products have lengthy design, test & validation and production cycles that can require multiple iterations. There can be no guarantee that by the time a product comes to market it will have the right performance, specifications and cost to address the use cases it was originally designed for. Conversely, even if the characteristics of the product are correct for its original purpose, there is the additional risk that the needs of the market may have evolved and changed requiring further alterations to the product or a different solution which could significantly impact demand for our products.

The S3 program was developed with automotive requirements in mind encompassing factors such as range, resolution, horizontal and vertical field of view, and of course cost and reliability. There can be no assurance that our devices will meet customer requirements for all of these specifications or that they will outperform products developed by our competitors. Additionally, as discussed in the risk factor above, given the significant development time required with multiple iterations of customized silicon, it is possible original equipment manufacturers’ (“OEMs”) requirements may shift away from the product requirements that our LiDAR sensors were originally designed for. Such an outcome would materially impact our revenue plans particularly in future years where the contribution from automotive is expected to be most meaningful.

Currently, the largest part of our M Series sales are for flow management solutions like security, smart city, and smart spaces applications. While we have seen promising levels of activity from potential end users evaluating LiDAR for these applications, the technology is relatively new to this market and there can be no guarantee that industry adoption will occur at the pace contemplated in our forecasts. Conversely, LiDAR has been an important technology for the industrial market for some time, supported by well-established players like Sick AG, P&F and Hokuyo. While the company has a presence in port automation and is expecting to expand its position through new product introductions, there is a risk that these products could fail to gain traction against very well-established competitors in these end markets.

Our OPA based product could fail to meet industry requirements for range, resolution or general performance or we could fall short of our cost objections for OPA-based LiDAR, thereby limiting our revenue potential.

Our OPA-based solid state LiDAR was designed and developed from the ground up. All the main semiconductor components are custom designed in-house and fabricated and packaged by third-party partners. Each generation of technology node consists of iterations of one or multiple components. The integration of all these together with the rest of the electrical, mechanical and firmware modules is a complex system integration exercise. Problems could arise during this process to cause the planned product to fall short on some requirements, including range, resolution, other performance parameters or cost objections. The resulting delay could slow down our time-to-market efforts, limit our revenue potential or lead to negative impressions on customer engagements, any of which would harm our business.

Unforeseen safety issues with our products could result in injuries to people which could result in adverse effects on our business and reputation.

Our LiDAR utilizes lasers for performing 3D sensing. While we have developed system components designed to prevent our LiDAR lasers from harming human eyes, in the event that an unforeseen issue arises that results in serious injury, our reputation or brand may be damaged and we could face legal claims for breach of contract, product liability, tort or breach of warranty as a result of these problems. Defending such a lawsuit, regardless of its merit, could be costly and may divert management’s attention and adversely affect the market’s perception of our Company and our products. In addition, our business liability insurance coverage could be inadequate with respect to a claim and future coverage may be unavailable on acceptable terms or at all.

We create innovative technology by designing and developing unique components. A failure to achieve scale may affect our ability to sell at competitive prices, limit our customer base or may lead to losses.

We incur significant costs related to procuring the raw materials and components required to manufacture our high-performance LiDAR systems, assembling LiDAR systems and compensating our personnel. If our volumes do not ramp up as planned we may be unable to obtain anticipated material costs benefits, or expected levels of fixed cost absorption that are needed to achieve our targeted margins and our operating results, business and prospects will be harmed. Furthermore, many of the factors that impact our operating costs are beyond our control. For example, the costs of our raw materials and components could increase due to shortages as global demand for these products increases.

The manufacture of our LiDAR systems is a complex process, and it is often difficult for companies to achieve acceptable product yields which could decrease available supply and increase costs. LiDAR system yields depend on both our product design and the manufacturing processes of our manufacturing partners. Because low yields may result from either design defects or process difficulties, we may not identify yield problems until well into the production cycle, when an actual product defect exists and can be analyzed and tested. In addition, many of these yield problems are difficult to diagnose and time consuming or expensive to remedy.

Developments in alternative non-LiDAR technologies may adversely affect the demand for LiDAR sensors.

Significant developments in alternative technologies, such as cameras and radar, may materially and adversely affect our business, prospects, financial condition and operating results in ways we do not currently anticipate. Existing and other camera and radar technologies may emerge as customers’ preferred alternative to our solutions. Any failure by us to develop new or enhanced technologies or processes, or to react to changes in existing technologies, could materially delay our development and introduction of new and enhanced products in the autonomous vehicle industry, which could result in the loss of competitiveness of our LiDAR solutions, decreased revenue and a loss of market share to competitors. Our research and development efforts may not be sufficient to adapt to changes in technology. For example, although we believe that LiDAR technology is, and will continue to be, a critical component to the active safety and autonomous vehicle markets it is possible that other sensor types, such as camera or radar or yet another disruptive modality based on new or existing technology, will achieve acceptance or dominance in the market. If such competing technology gains acceptance by the market, regulators and safety organizations in place of or as a substitute for LiDAR technology, our business, results of operations and financial condition would be adversely affected.

As technologies change, we plan to upgrade or adapt our LiDAR solutions with the latest technology. However, our solutions may not compete effectively with alternative systems if we are not able to source and integrate the latest technology into our existing LiDAR solutions.

Adverse conditions in the global Sensing Solutions Market or the global economy more generally could have adverse effects on our results of operations.

Our business partially depends on, and is directly affected by, the global Sensing Solution Markets. As in any manufacturing industry, production and sales can be cyclical and depend on general economic conditions and other factors, including consumer spending and preferences, changes in interest rate levels and credit availability, consumer confidence, raw material costs, availability of competing products or technologies, environmental impact, governmental incentives and regulatory requirements, and political volatility, especially in growth markets. OEMs which make products that may incorporate our sensing solution (e.g., car makers that ultimately sell completed vehicles to consumers) may experience difficulties from weakened economies and tightened credit markets. The industrial market may see weakened demand for instillations in the areas of robotics and automatic guided vehicles. In the flow management space we could continue to see project delays in key areas like airports, ports, intersections, and security applications as infrastructure upgrades are delayed. Any significant adverse change in any of these factors, including, but not limited to, general economic conditions could have a material adverse effect on our business, results of operations and financial condition.

If we are not able to effectively grow our global sales and marketing organization, or maintain or grow an effective network of distributors, value-added resellers, and integrators, our business prospects, results of operations and financial condition could be adversely affected.

Our future success will depend on our ability to train, retain and motivate skilled sales managers and direct sales representatives with significant technical knowledge and understanding of our products. Because of the competition for their skill set, we may not be able to attract or retain such personnel on reasonable terms. If we are unable to grow our global sales and marketing organization, we may not be able to increase our revenue, which would adversely affect our business, financial condition and results of operations.

Additionally, our growth outlook relies on adding a number of strategic channel partners to our network to help support the sales of our products. It may take time to identify and add these partners, to train new personnel to market and support our products. In addition, our distributors may not successfully market and sell our products and may not devote sufficient time and resources that we believe are necessary to enable our products to develop, achieve or sustain market acceptance. Any of these factors could reduce our revenue or impair our revenue growth in affected markets, increase our costs in those markets or damage our reputation. As a result of our reliance on third-party distributors, we may be subject to disruptions and increased costs due to factors beyond our control, including labor strikes, third-party errors and other issues. If the services of any of these third-party distributors become unsatisfactory, we may experience delays in meeting our customers’ demands and we may be unable to find a suitable replacement on a timely basis or on commercially reasonable terms. Any failure to deliver products in a timely manner may damage our reputation and could cause us to lose potential customers.

We currently have and target many customers, suppliers and production counterparties that are large corporations with substantial negotiating power, exacting product, quality and warranty standards and potentially competitive internal solutions. If we are unable to sell our products to these customers or are unable to enter into agreements with customers, suppliers and production counterparties on satisfactory terms, our prospects and results of operations will be adversely affected.

Several of our customers and potential customers are large, multinational corporations with substantial negotiating power relative to us. These large, multinational corporations also have significant development resources, which may allow them to acquire or develop independently, or in partnership with others, competitive technologies. Meeting the technical requirements and securing design wins with any of these companies will require a substantial investment of our time and resource. We cannot assure you that our products will secure design wins from these or other companies or that we will generate meaningful revenue from the sales of our products to these key potential customers. If our products are not selected by these large corporations or if these corporations develop or acquire competitive technology, it will have an adverse effect on our business.

Our business would be adversely affected if not enough customers and partners, including OEMs, were to adopt our products or those customers and partners that adopt our products were to change their design or systems and not include our products in future models.

We currently have no high-volume automotive OEM that has adopted our products in its advanced driver-assistance systems and/or autonomous vehicle systems. For the most part our principal customers and partners have been in mapping, flow management, and industrial applications where rates of adoption of our products are still low. We will need to expand our customer base and partner network rapidly to grow our sales revenue. If not enough customers and partners were to adopt our products or those customers and partners that adopt our products were to determine not to incorporate our products in their future models generally due to a change to their model design, systems or otherwise, our business, results of operations and financial condition would be adversely affected.

We invest effort and money seeking customers’ validation of our products in the Sensing Solutions Market, and there can be no assurance that we will win their acceptance in a timely manner or at all. If we do not win sufficient acceptance from our customers, our future business, results of operations and financial condition could be adversely affected.

We invest significant effort and money in proof of concepts and pilot programs designed to get customers familiar with our sensing solution for their products and systems. Customers in the Sensing Solution Markets will acquire our products from us or our partners and integrate them into their products and systems that they manufacture. We could fail to secure proof of concept opportunities for new products, or fail to perform during proof of concept opportunities and expend our resources without obtaining such “design wins.” In addition, the firm with the winning design may have an advantage with the customer going forward because of the established relationship between the winning firm and such customer, which could make it more difficult for such firm’s competitors to win the designs for other products and systems such customer produces. If we fail to win a significant number of customer design competitions in the future, our business, results of operations and financial condition would be adversely affected.

We must successfully manage product introductions and transitions in order to remain competitive.

We must continually develop new and improved sensing solutions that meet changing consumer demands. Moreover, the introduction of new products is a complex task involving significant expenditures in research and development, promotion and sales channel development, and management of existing inventories to reduce the cost associated with returns and slow moving inventory. As new sensing solutions are introduced, we have to closely monitor the inventory at our contract manufacturers, and phase out the manufacture of prior versions in a controlled manner. Moreover, we must introduce new sensing solutions in a timely and cost-effective manner, and we must secure production orders for those solutions from our contract manufacturers and component suppliers. The development of new sensing solutions is a highly complex process, and while we have a large number of product introductions coming, the successful development and introduction of new sensing solutions depends on a number of factors, including the following:

•	the accuracy of our forecasts for market requirements beyond near term visibility;

•	our ability to anticipate and react to new technologies and evolving consumer trends;

•	our development, licensing or acquisition of new technologies;

•	our timely completion of new designs and development;

•	the ability of our contract manufacturers to cost-effectively manufacture our new sensing solutions;

•	the availability of materials and key components used in the manufacture of our new sensing solutions; and

•	our ability to attract and retain world-class research and development personnel.

If any of these or other factors becomes problematic, we may not be able to develop and introduce new sensing solutions in a timely or cost-effective manner, and our business may be harmed.

Our international expansion plans, if implemented, will subject us to a variety of risks that may harm our business.

We have limited experience managing the administrative aspects of a global organization. While we intend to continue to explore opportunities to expand our business in international Sensing Solution Markets in which we see compelling opportunities, we may not be able to create or maintain international market demand for our products. In addition, as we expand our operations internationally, our support organization will face additional challenges, including those associated with delivering support, training and documentation in languages other than English. We may also be subject to new statutory restrictions and risks. If we invest substantial time and resources to expand our international operations and are unable to do so successfully and in a timely manner, our business and financial condition may be harmed.

In the course of expanding our international operations and operating overseas, we will be subject to a variety of risks, including:

•	differing regulatory requirements, including tax laws, trade laws, labor regulations, tariffs, export quotas, custom duties or other trade restrictions;

•	greater difficulty supporting and localizing our products;

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challenges inherent in efficiently managing an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, compensation and benefits and compliance programs;

•	differing legal and court systems, including limited or unfavorable intellectual property protection;

•	risk of change in international political or economic conditions;

•	restrictions on the repatriation of earnings; and

•	working capital constraints.

In the automotive industry, the period of time from a design win to implementation is long, and we are subject to the risks of cancellation or postponement of contracts or unsuccessful implementation.

Our products are technologically complex, incorporate many technological innovations and are often intended for use in safety applications. Prospective OEM customers generally must make significant commitments of resources to test and validate our products before including them in any particular product or system. The development cycles of our products with new OEM customers can be long after a design win, if we successfully obtain it, depending on the OEM and the complexity of the product and system in question. These development cycles may make it necessary for us to invest our resources prior to realizing any revenues from the OEM that adopted our product. Further, we are subject to the risk that an OEM cancels or postpones implementation of our technology, as well as that we will not be able to implement our technology successfully. Further, our sales could be less than forecasted if the ultimate product or system is unsuccessful in the Sensing Solution Markets, including for reasons unrelated to our product or technology. Long development cycles and product cancellations or postponements may adversely affect our business, results of operations and financial condition.

Continued pricing pressures and customer cost reduction initiatives may result in lower than anticipated margins, or losses, which may adversely affect our business.

Cost-cutting initiatives adopted by our customers often result in increased downward pressure on pricing. We expect that our agreements with customers may require step-downs in pricing over the term of the agreement or, if commercialized, over the period of production. In addition, our customers may reserve the right to terminate their supply contracts for convenience, which enhances their ability to obtain price reductions. Automotive OEMs also possess significant leverage over their suppliers because the automotive component supply industry is highly competitive, serves a limited number of customers and has a high fixed cost base. We expect to be subject to substantial continuing pressure from customers and suppliers to reduce the price of our products. It is possible that pricing pressures beyond our expectations could intensify as customers pursue restructuring, consolidation and cost-cutting initiatives. If we are unable to generate sufficient production cost savings in the future to offset price reductions, our gross margin and profitability would be adversely affected.

We continue to implement strategic initiatives designed to grow our business. These initiatives may prove more costly than we currently anticipate and we may not succeed in increasing our revenue in an amount sufficient to offset the costs of these initiatives and to achieve and maintain profitability.

We continue to make investments and implement initiatives designed to grow our business, including:

•	investing in research and development;

•	expanding our sales and marketing efforts to attract new customers across industries;

•	investing in new applications and markets for our products;

•	further enhancing our manufacturing processes and partnerships; and

•	investing in legal, accounting, and other administrative functions necessary to support our operations as a public company.

These initiatives may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue, if at all, in an amount sufficient to offset these higher expenses and to achieve and maintain profitability. The market opportunities we are pursuing are at an early stage of development, and it may be many years before the end markets we expect to serve generate significant demand for our products at scale, if at all.

In addition, our revenue may be adversely affected for a number of reasons, including the development and/or market acceptance of new technology that competes with our LiDAR products, failure of our customers to commercialize systems that include our LiDAR solutions, our inability to effectively manage our inventory or manufacture products at scale, our failure to enter new markets or to attract new customers or expand orders from existing customers or due to increasing competition. Furthermore, it is difficult to predict the size and growth rate of our target markets, customer demand for our products, commercialization timelines, developments in sensing and related technology, the entry of competitive products, or the success of existing competitive products and services. Accordingly, we do not expect to achieve profitability over the near term. If our revenue does not grow over the long term, our ability to achieve and maintain profitability may be adversely affected, and the value of its business may significantly decrease.

If our efforts to build a strong brand and maintain customer satisfaction and loyalty are not successful, or we are subject to negative publicity, we may not be able to attract or retain customers, and our business may be harmed.

Building and maintaining a strong brand is important to attract and retain customers, as potential customers have a number of choices among on a variety of sensing solutions. Successfully building a brand is a time consuming and comprehensive endeavor and can be positively and negatively impacted by any number of factors. Our competitors may be able to achieve and maintain brand awareness and market share more quickly and effectively than we can. Customer use case optimization issues associated with new product launches could also impair our brand perception. If we are unable to execute on building a strong brand, it may be difficult to differentiate our business from our competitors in the marketplace.

Risks Related to Manufacturing and Supply

We have limited manufacturing capacity and intend to depend primarily on a small number of contract manufacturers and manufacturing partners in the future. Our operations could be disrupted if we encounter delays or other problems with these contract manufacturers.

Our “in house” manufacturing operation is primarily focused on new product introductions and prototype builds, and as such we rely on a small number of contract manufacturers for production. Our contract manufacturers and manufacturing partners are vulnerable to capacity constraints and reduced component availability, and our control over delivery schedules, manufacturing yields and costs is limited, particularly when components are in short supply or when we introduce a new sensor or sensing system. In addition, we have limited control over our contract manufacturers’ quality systems and controls, and therefore must rely on them to manufacture our products to our quality and performance standards and specifications, and we must remain in agreement on the substantive commercial terms governing our commercial relationships with these suppliers. Delays, component shortages and other manufacturing and supply problems could impair the retail distribution of our products and ultimately our brand. Furthermore, any adverse change in our contract manufacturers’ financial or business condition could disrupt our ability to supply products to our distributors and customers.

If our primary and secondary contract manufacturers or manufacturing partners fail for any reason to continue manufacturing our products in required volumes and at high quality levels, or at all, we would have to identify, select and qualify new acceptable alternative contract manufacturers. Alternative contract manufacturers may not be in a position to satisfy our production requirements at commercially reasonable prices or to our quality and performance standards within the required timeline. Any significant interruption in manufacturing would require us to reduce our supply of products to our distributors and customers, which in turn would reduce our revenue and growth.

We have little experience manufacturing our products at full commercial scale. If our products are adopted by a large number of customers and/or by customers requiring a large amount of supply, we will face certain risks associated with scaling up our manufacturing capabilities to support such mass commercial production.

We do not have experience in manufacturing our products on a mass scale. If our products are adopted by a large number of customers and/or by customers requiring a large amount of supply, we may need to expand our manufacturing facilities, add manufacturing personnel and ensure that validated processes are consistently implemented in our facilities and potentially enter into relationships with third-party manufacturers. The upgrade and expansion of our facilities may require additional regulatory approvals. In addition, it will be costly and time-consuming to expand our facilities and recruit necessary additional personnel. If we are unable to expand our manufacturing facilities in compliance with regulatory requirements or to hire additional necessary manufacturing personnel, we may encounter delays or additional costs in achieving our research, development and commercialization objectives, including researching and developing new sensing solutions, which could materially damage our business and financial prospects.

If we fail to accurately forecast our manufacturing requirements and manage our inventory with our contract manufacturers, we could incur additional costs, be required to write-down the value of our inventory and other assets, experience manufacturing delays and lose revenue.

We bear supply risk under our contract manufacturing arrangements. Lead times for the materials and components that our contract manufacturers order on our behalf through different component suppliers vary significantly and depend on numerous factors, including the specific supplier, contract terms and market demand for a component at a given time. Lead times for certain key materials and components incorporated into our products are currently lengthy, requiring our contract manufacturers to order materials and components several months in advance. If we overestimate our production requirements, our contract manufacturers may purchase excess components and build excess inventory. If our contract manufacturers, at our request, purchase excess components that are unique to our products, we could be required to pay for these excess components. If we incur costs to cover excess supply commitments our business and financial prospects could be harmed.

Conversely, if we underestimate our requirements, our contract manufacturers may have inadequate component inventory, which could interrupt the manufacturing of our products and result in delays or cancellation of orders from distributors and customers. If we fail to accurately forecast our manufacturing requirements, our business and financial prospects could be harmed.

Our products incorporate key components, including computer chips, from sole source suppliers and if our contract manufacturers are unable to source these components on a timely basis, due to fabrication capacity issues or other material supply constraints, or if there are interruptions in our, or our contract manufacturers, relationships with these third-party suppliers, we will not be able to deliver our products to our distributors and customers which would adversely impact our business.

We depend on sole source suppliers for key components in our products. These sole source suppliers could be constrained by fabrication capacity issues or material supply issues, stop producing such components, cease operations or be acquired by, or enter into exclusive arrangements with, our competitors or other companies. In many cases, we do not have long-term supply agreements with these suppliers. Instead, our contract manufacturers typically purchase the components required to manufacture our products on a purchase order basis. As a result, most of these suppliers can stop selling to us at any time, requiring us to find another source, or can raise their prices, which could impact our gross margins. Any such interruption or delay may force us to seek similar components from alternative sources, which may not be available.

Our reliance on sole source suppliers involves a number of additional risks, including risks related to:

•	supplier capacity constraints;

•	price increases;

•	timely delivery;

•	component quality; and

•	delays in, or the inability to execute on, a supplier roadmap for components and technologies.

Any interruption in the supply of sole source components for our products could adversely affect our ability to meet scheduled deliveries to our distributors and customers, result in lost sales and higher expenses and harm our business.

Our manufacturing costs may remain elevated and result in a market price for our products above the price that customers are willing to pay.

If the cost of manufacturing our LiDAR products remains high, we will be forced to charge our customers a high price for the product in order to cover our costs and earn a profit. While we expect our products will benefit from significant cost reduction over time from scale and planned redesigns, there is no guarantee that these efforts will be successful, or that these savings won’t be offset by additional required content. If the price of our products is too high, customers may be reluctant to purchase our products, especially if lower priced alternative products are available, and we may not be able to sell our products in sufficient volumes to recover our costs of development and manufacture or to earn a profit.

Our suppliers could raise prices on key components, which may adversely affect our profitability.

Significant increases in the cost of certain components used in our products, to the extent they are not timely reflected in the price we charge our customers, could materially and adversely impact our results. For example, we have experienced significant increases in prices for certain electronic components, as well as significantly increased lead times. We sought to address these increases by carrying safety stock of critical components, evaluating alternative components, suppliers and processes, reviewing component substitution opportunities, and aggressively negotiating larger quantities with our vendors to ensure adequate supply. Certain of our key component manufacturers and suppliers have the ability, in our contracts, to periodically increase their prices. Accordingly, we cannot assure you that we will not face increased prices in the future or, if we do, whether we will be effective in containing margin pressures from any further component price increases.

Components used in our sensors may fail as a result of manufacturing, design or other defects over which we have no control and render our devices permanently inoperable.

We rely on third-party component suppliers to provide certain functionalities needed for the operation and use of our devices. Any errors or defects in such third-party technology could result in errors in our sensors that could harm our business. If these components have a manufacturing, design or other defect, they can cause our sensors to fail and render them permanently inoperable. As a result, we may have to replace these sensors at our sole cost and expense. Should we have a widespread problem of this kind, our reputation in the market could be adversely affected and our replacement of these sensors would harm our business.

Our sensors and sensing systems are highly technical and could be vulnerable to hardware errors or software bugs, which may harm our reputation and our business.

Bugs and errors could diminish performance, create security vulnerabilities, affect data quality in logs or interfere with interpretation of data, and cause malfunctions or even permanently disabled sensors. Some errors may only be detected under certain circumstances or after extended use. We update our software and firmware on a regular basis, in spite of extensive quality screening, if a bug were to occur in the process of an update, it could result in devices becoming inoperable or permanently disabled.

We offer a limited warranty on all sensors and any such defects discovered in our products could result in loss of revenue or delay in revenue recognition, loss of customer goodwill and increased service costs, any of which could harm our business, operating results and financial condition. We could also face claims for product or information liability, tort or breach of warranty. Defending a lawsuit, regardless of its merit, is costly and may divert management’s attention and adversely affect the market’s perception of us and our devices. In addition, if our business liability insurance coverage proves inadequate or future coverage is unavailable on acceptable terms or at all, our business could be harmed.

We may incur significant direct or indirect liabilities in connection with our product warranties which could adversely affect our business and operating results.

We typically offer a limited product warranty that requires our products to conform to the applicable specifications and be free from defects in materials and workmanship for a limited warranty period. As a result of increased competition and changing standards in our target markets, we may be required to increase our warranty period length and the scope of our warranty. To be competitive, we may be required to implement these increases before we are able to determine the economic impact of an increase. Accordingly, we may be at risk that any such warranty increase could result in foreseeable and unforeseeable losses for the company.

Risks Related to Intellectual Property

If we fail to protect or enforce our intellectual property or proprietary rights, our business and operating results could be harmed.

We regard the protection of our patents, trade secrets, copyrights, trademarks, trade dress, domain names and other intellectual property or proprietary rights as critical to our success. We strive to protect our intellectual property rights by relying on federal, state and common law rights, as well as contractual restrictions. We seek to protect our confidential proprietary information, in part, by entering into confidentiality agreements and invention assignment agreements with all our employees, consultants, advisors and any third parties who have access to our proprietary know-how, information or technology. However, we cannot be certain that we have executed such agreements with all parties who may have helped to develop our intellectual property or who had access to our proprietary information, nor can we be certain that our agreements will not be breached. Any party with whom we have executed such an agreement could potentially breach that agreement and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. We cannot guarantee that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Detecting the disclosure or misappropriation of a trade secret and enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, time- consuming and could result in substantial costs and the outcome of such a claim is unpredictable. Further, the laws of certain foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws of the United States. As a result, we may encounter significant problems in protecting and defending our intellectual property or proprietary rights both in the United States and abroad. If we are unable to prevent the disclosure of our trade secrets to third parties, or if our competitors independently develop any of our trade secrets, we may not be able to establish or maintain a competitive advantage in our market, which could harm our business.

We have 28 technology patents granted and have filed an additional two applications and will in the future file patent applications on inventions that we deem to be innovative. There is no guarantee that our patent applications will be issued as granted patents, that the scope of the protection gained will be sufficient or that an issued patent may subsequently be deemed invalid or unenforceable. Patent laws, and scope of coverage afforded by them, have recently been subject to significant changes, such as the change to “first-to-file” from “first-to-invent” resulting from the Leahy-Smith America Invents Act. This change in the determination of inventorship may result in inventors and companies having to file patent applications more frequently to preserve rights in their inventions, which may favor larger competitors that have the resources to file more patent applications. Another change to the patent laws may incentivize third parties to challenge any issued patent in the United States Patent and Trademark Office (the “USPTO”), as opposed to having to bring such an action in U.S. federal court. Any invalidation of a patent claim could have a significant impact on our ability to protect the innovations contained within our devices and could harm our business.

The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions to maintain patent applications and issued patents. We may fail to take the necessary actions and to pay the applicable fees to obtain or maintain our patents. Non-compliance with these requirements can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, competitors might be able to use our technologies and enter the market earlier than would otherwise have been the case.

We pursue the registration of our domain names, trademarks and service marks in the United States and in certain locations outside the United States. We are seeking to protect our trademarks, patents and domain names in an increasing number of jurisdictions, a process that is expensive and time-consuming and may not be successful or which we may not pursue in every location.

Litigation may be necessary to enforce our intellectual property or proprietary rights, protect our trade secrets or determine the validity and scope of proprietary rights claimed by others. Any litigation of this nature, regardless of outcome or merit, could result in substantial costs, adverse publicity or diversion of management and technical resources, any of which could adversely affect our business and operating results. If we fail to maintain, protect and enhance our intellectual property or proprietary rights, our business may be harmed.

We are currently involved in patent litigation proceedings with Velodyne in the Northern District of California and an appeal from the Patent Trial and Appeal Board at the U.S. Patent and Trademark Office.

In August 2016, Velodyne alleged patent infringement and threatened litigation against us. In response, we filed a complaint in the Northern District of California seeking a declaratory judgment of non-infringement of Velodyne’s patent. Velodyne filed its answer and counterclaim for infringement of its patent and we filed our answer on January 16, 2017. In October 2017, the court issued a claim construction order construing eight terms in Velodyne’s patent. In November 2017, we filed two petitions for inter partes review (“IPR”) before the Patent Trial and Appeal Board at the U.S. Patent and Trademark Office (“PTAB”), asserting that all asserted claims of Velodyne’s patent are invalid over prior art. In January 2018, the court granted a stipulation filed by the parties, staying the district court litigation until the patent office decided whether to grant or deny our pending petitions. In March 2018, Velodyne filed its responses to both of the Company’s petitions. In May 2018, the PTAB instituted both IPRs on all petitioned claims and issued Final Written Decisions finding all petitioned claims are not invalid. We petitioned for rehearing in June 2019, which the PTAB denied in May 2020, Quanergy filed an appeal to the Court of Appeals for the Federal Circuit (“CAFC”) for each IPR (consolidated as docket no. CAFC-20-2070). Oral argument was held on July 7, 2021. On February 4, 2022, the CAFC affirmed the decision of the PTAB. This litigation, as with any other litigation, is subject to uncertainty and an unfavorable outcome may result in a material adverse impact on our business, results of operations, financial position, and overall trends.

We have been and may continue to be subject to litigation regarding intellectual property rights that could be costly, including claims that we are infringing third-party intellectual property, whether successful or not, and could result in the loss of rights important to our products or otherwise harm our business.

Third parties, including Velodyne (referenced in preceding risk factor) have asserted, and may in the future assert, that we have infringed, misappropriated or otherwise violated their intellectual property rights. As we face increasing competition, the possibility of intellectual property rights claims against us will grow. Plaintiffs who have no relevant product revenue may not be deterred by our own issued patents and pending patent applications in bringing intellectual property rights claims against us. The cost of patent litigation or other proceedings, even if resolved in our favor, could be substantial. Some of our competitors may be better able to sustain the costs of such litigation or proceedings because of their substantially greater financial resources. Patent litigation and other proceedings may also require significant management time and divert management from our business. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could impair our ability to compete in the marketplace. The occurrence of any of the foregoing could harm our business.

As a result of intellectual property infringement claims, or to avoid potential claims, we may choose or be required to seek licenses from third parties. These licenses may not be available on commercially reasonable terms, or at all. Even if we are able to obtain a license, the license would likely obligate us to pay license fees or royalties or both, and the rights granted to us might be nonexclusive, with the potential for our competitors to gain access to the same intellectual property. In addition, the rights that we secure under intellectual property licenses may not include rights to all of the intellectual property owned or controlled by the licensor, and the scope of the licenses granted to us may not include rights covering all of the products and services provided by us and our licensees. Furthermore, an adverse outcome of a dispute may require us to pay damages, potentially including treble damages and attorneys’ fees, if we are found to have willfully infringed a party’s intellectual property; cease making, licensing or using technologies that are alleged to infringe or misappropriate the intellectual property of others; expend additional development resources to redesign our solutions; enter into potentially unfavorable royalty or license agreements in order to obtain the right to use necessary technologies, content or materials; and to indemnify our partners and other third parties. In addition, any lawsuits regarding intellectual property rights, regardless of their success, could be expensive to resolve and would divert the time and attention of our management and technical personnel.

In addition to patented technology, we rely on our unpatented proprietary technology, trade secrets, designs, experiences, work flows, data, processes, software and know-how.

We rely on proprietary information (such as trade secrets, know-how and confidential information) to protect intellectual property that may not be patentable or subject to copyright, trademark, trade dress or service mark protection, or that we believe is best protected by means that do not require public disclosure. We generally seek to protect this proprietary information by entering into confidentiality agreements, or consulting, services or employment agreements that contain non-disclosure and non-use provisions with our employees, consultants, contractors and third parties. However, we may fail to enter into the necessary agreements, and even if entered into, these agreements may be breached or may otherwise fail to prevent disclosure, third-party infringement or misappropriation of our proprietary information, may be limited as to their term and may not provide an adequate remedy in the event of unauthorized disclosure or use of proprietary information. We have limited control over the protection of trade secrets used by our current or future manufacturing partners and suppliers and could lose future trade secret protection if any unauthorized disclosure of such information occurs. In addition, our proprietary information may otherwise become known or be independently developed by our competitors or other third parties. To the extent that our employees, consultants, contractors, advisors and other third parties use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain protection for our proprietary information could adversely affect our competitive business position. Furthermore, laws regarding trade secret rights in certain markets where we operate may afford little or no protection to its trade secrets.

We also rely on physical and electronic security measures to protect our proprietary information, but we cannot provide assurance that these security measures will not be breached or provide adequate protection for our property. There is a risk that third parties may obtain and improperly utilize our proprietary information to our competitive disadvantage. We may not be able to detect or prevent the unauthorized use of such information or take appropriate and timely steps to enforce our intellectual property rights.

If we are unable to obtain necessary or desirable third-party technology licenses, our ability to develop new products or enhancements may be impaired.

We utilize commercially available off-the-shelf technology in the development of our devices. As we continue to introduce new features or improvements, we may be required to license additional technologies from third parties. These third-party licenses may be unavailable to us on commercially reasonable terms, if at all. If we are unable to obtain necessary third-party licenses, we may be required to obtain substitute technologies with lower quality or performance standards, or at a greater cost, any of which could harm the competitiveness of our business.

Under certain of our agreements, we are required to provide indemnification in the event our technology is alleged to infringe upon the intellectual property rights of third parties.

In certain of our agreements we indemnify our licensees, manufacturing partners and suppliers. We could incur significant expenses defending these partners if they are sued for patent infringement based on allegations related to our technology. In addition, if a partner were to lose a lawsuit and in turn seek indemnification from us, we could be subject to significant monetary liabilities. While such contracts typically give us multiple remedies for addressing instances of infringements, such remedies (e.g. product modification, purchase of licenses) could be expensive and difficult to administer.

Risks Related to Compliance

We may become involved in legal and regulatory proceedings and commercial or contractual disputes, which could have an adverse effect on our profitability and financial position.

We may be, from time to time, involved in litigation, regulatory proceedings and commercial or contractual disputes that may be significant. These matters may include, without limitation, disputes with our suppliers and customers, intellectual property claims, stockholder litigation, government investigations, class action lawsuits, personal injury claims, environmental issues, customs and VAT disputes and employment and tax issues. In addition, we have in the past and could face in the future a variety of labor and employment claims against us, related to, but not limited to, general employment practices and wrongful acts. In such matters, private parties or other entities may seek to recover from us indeterminate amounts in penalties or monetary damages. These types of lawsuits could require significant management time and attention or could involve substantial legal liability, and/or substantial expenses to defend. Often these cases raise complex factual and legal issues and create risks and uncertainties. No assurances can be given that any proceedings and claims will not have a material adverse impact on our consolidated financial position or that our established reserves or our available insurance will mitigate this impact.

We are subject to, and must remain in compliance with, numerous laws and governmental regulations across various jurisdictions concerning the manufacturing, use, distribution and sale of our products.

We manufacture and sell products that contain electronic components, and such components may contain materials that are subject to government regulation in both the locations where we manufacture and assembles our products, as well as the locations where we sell our products. For example, certain regulations limit the use of lead in electronic components. Since we operate on a global basis, this is a complex process which requires continuous monitoring of regulations and an ongoing compliance process to ensure that we, and our suppliers, are in compliance with all existing regulations. If there is an unanticipated new regulation that significantly impacts our use of various components or requires more expensive components, that regulation could materially adversely affect our business, results of operations and financial condition.

Some of our customers may also require that we comply with their own unique requirements relating to these matters.

Our products are designed to meet the compliance requirements for the applicable use and in the majority of geographies. There is possibility that some customers may require us to comply with their unique requirements for some specific applications or for their region that have additional regulatory requirements. Any requirements for customization or modification would likely increase our time-to-market for such products which could materially adversely impact our business, results of operations and financial condition.

We are subject to various environmental laws and regulations that could impose substantial costs upon us.

Environmental pollution and climate change have been the subject of significant legislative and regulatory efforts on a global basis, and we believe this will continue both in scope and in the number of countries participating. In addition, as climate change issues become more prevalent, foreign, federal, state and local governments and our customers have increased their focus on environmental sustainability, which may result in new regulations and customer requirements, which could materially adversely impact our business, results of operations and financial condition. If we are unable to effectively address concerns about environmental impact, our reputation could be negatively impacted, and our business, results of operations or financial condition could suffer.

Any new or modified environmental regulations or laws may increase the cost of raw materials or components we use in our products. Environmental regulations require us to continually reduce product energy usage, monitor and exclude an expanding list of restricted substances and to participate in required recovery and recycling of our products. Environmental and health and safety laws and regulations can be complex, and we have limited experience complying with them. Capital and operating expenses needed to comply with environmental laws and regulations can be significant, and violations may result in substantial fines and penalties, third-party damages, suspension of production or a cessation of our operations.

Further, if contamination is found at properties we operate or formerly operated, this may result in liability for us under environmental laws and regulations, including the Comprehensive Environmental Response, Compensation and Liability Act, which can impose liability for the full amount of remediation-related costs without regard to fault. Costs of complying with environmental laws and regulations and any claims concerning non-compliance, or liability with respect to contamination in the future, could have a material adverse effect on our financial condition or operating results.

We are subject to U.S. and foreign anti-corruption and anti-money laundering laws and regulations. We can face criminal liability and other serious consequences for violations, which can harm our business.

We are subject to the U.S. Foreign Corrupt Practices Act, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the Money Laundering Control Act 18 U.S.C. §§ 1956 and 1957, and other anti-bribery and anti-money laundering laws in countries in which we conduct activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, contractors and other collaborators from authorizing, promising, offering or providing, directly or indirectly, improper payments or anything else of value to recipients in the public or private sector, and require that we keep accurate books and records and maintain internal accounting controls designed to prevent any such actions. We can be held liable for the corrupt or other illegal activities of our employees, agents, contractors and other collaborators, even if we do not explicitly authorize or have actual knowledge of such activities.

As we increase our international cross-border business and expand our operations abroad, we may continue to engage with business partners and third-party intermediaries to market our services and to obtain necessary permits, licenses and other regulatory approvals. In addition, we or our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We can be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, partners and agents, even if we do not explicitly authorize such activities. We cannot assure you that all of our employees and agents will not take actions in violation of our policies and applicable law, for which we may be ultimately held responsible. As we increase our international business, our risks under these laws may increase.

Detecting, investigating and resolving actual or alleged violations of anti-corruption laws can require a significant diversion of time, resources and attention from management. In addition, non-compliance with anti- corruption or anti-bribery laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, enforcement actions, fines, damages, other civil or criminal penalties, injunctions, suspension or debarment from contracting with certain persons, reputational harm, adverse media coverage and other collateral consequences. If any subpoenas are received or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal proceeding, our business, operating results and financial condition could be materially harmed.

We are subject to governmental export controls and sanctions laws and regulations that could impair our ability to compete in international markets and subject us to liability if we are not in compliance with applicable laws. Changes to such laws and regulations, as well as changes to trade policy, import laws, and tariffs, may also have a material adverse effect on our business, financial condition and results of operations.

Exports of our products are subject to export controls and sanctions laws and regulations imposed by the U.S. government and administered by the U.S. Departments of State, Commerce, and Treasury. U.S. export control laws may require a license or other authorization to export products to certain destinations and end users. In addition, U.S. economic sanctions laws include restrictions or prohibitions on engaging in any transactions or dealings, including receiving investment or financing from, or engaging in the sale or supply of products and services to, U.S. embargoed or sanctioned countries, governments, persons and entities. Obtaining export authorizations can be difficult, costly and time- consuming and we may not always be successful in obtaining such authorizations, and our failure to obtain required export approval for our products or limitations on our ability to export or sell our products imposed by export control or sanctions laws may harm our revenues and adversely affect our business, financial condition, and results of operations. Non-compliance with these laws could have negative consequences, including government investigations, penalties and reputational harm.

Further, any changes in global political, regulatory and economic conditions, such as the military conflict involving Russia and Ukraine and the sanctions imposed by the United States, United Kingdom, European Union, and other jurisdictions on Russia in response to such conflict, or in laws and policies governing import/export control, economic sanctions, manufacturing, development and investment in the territories or countries where we currently purchase our components, sell our products, or conduct our business could result in the decreased use of our products by, or in our decreased ability to export or sell our products to, existing or potential end-customers. Any decreased use of our products or limitation on our ability to export or sell our products would adversely affect our business, results of operations and growth prospects. The U.S. has recently instituted or proposed changes in trade policies that include the negotiation or termination of trade agreements, the imposition of higher tariffs on imports into the U.S., economic sanctions on individuals, corporations or countries, and other government regulations affecting trade between the United States and other countries where we conduct our business. A number of other nations have proposed or instituted similar measures directed at trade with the U.S. in response. As a result of these developments, there may be greater restrictions and economic disincentives on international trade that could adversely affect our business. It may be time-consuming and expensive for us to alter our business operations to adapt to or comply with any such changes, and any failure to do so could have a material adverse effect on our business, financial condition and results of operations.

Failures, or perceived failures, to comply with privacy, data protection, and information security requirements in the variety of jurisdictions in which we operate may adversely impact our business, and such legal requirements are evolving, uncertain and may require improvements in, or changes to, our policies and operations.

Our current and potential future operations and sales subject us to laws and regulations addressing privacy and the collection, use, storage, disclosure, transfer and protection of a variety of types of data. For example, the European Commission has adopted the General Data Protection Regulation and California recently enacted the California Consumer Privacy Act of 2018, both of which provide for potentially material penalties for non-compliance. These regimes may, among other things, impose data security requirements, disclosure requirements, and restrictions on data collection, uses, and sharing that may impact our operations and the development of our business. While, generally, we do not have access to, collect, store, process, or share information collected by our solutions unless our customers choose to proactively provide such information to us, our products may evolve both to address potential customer requirements or to add new features and functionality. Therefore, the full impact of these privacy regimes on our business is rapidly evolving across jurisdictions and remains uncertain at this time.

We may also be affected by cyber-attacks and other means of gaining unauthorized access to its products, systems, and data. For instance, cyber criminals or insiders may target us or third-parties with which we have business relationships in an effort to obtain data, or in a manner that disrupts our operations or compromises our products or the systems into which our products are integrated.

We are assessing the continually evolving privacy and data security regimes and measures we believe are appropriate in response. Since these data security regimes are evolving, uncertain and complex, especially for a global business like ours, we may need to update or enhance our compliance measures as our products, markets and customer demands further develop and these updates or enhancements may require implementation costs. The compliance measures we do adopt may prove ineffective. Any failure, or perceived failure, by us to comply with current and future regulatory or customer-driven privacy, data protection, and information security requirements, or to prevent or mitigate security breaches, cyber-attacks, or improper access to, use of, or disclosure of data, or any security issues or cyber-attacks affecting us, could result in significant liability, costs (including the costs of mitigation and recovery), and a material loss of revenue resulting from the adverse impact on our reputation and brand, loss of proprietary information and data, disruption to our business and relationships, and diminished ability to retain or attract customers and business partners. Such events may result in governmental enforcement actions and prosecutions, private litigation, fines and penalties or adverse publicity, and could cause customers and business partners to lose trust in us, which could have an adverse effect on our reputation and business.

Our use of open source software could impose limitations on our ability to commercialize our products.

We incorporate open source software in our products. While we are careful to use only those permissive licenses whose terms of use are well known, from time to time, companies that incorporate open source software into their products have faced claims challenging the ownership of open source software and/or compliance with open source license terms. Therefore, we could be subject to suits by parties claiming ownership of what we believe to be open source software or non-compliance with open source licensing terms. Although we monitor our use of open source software, the terms of many open source software licenses have not been interpreted by U.S. courts, and there is a risk that such licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to sell our products. In such event, we could be required to make our proprietary software generally available to third parties, including competitors, at no cost, to seek licenses from third parties in order to continue offering our devices, to re-engineer our devices or to discontinue the sale of our products in the event re-engineering cannot be accomplished on a timely basis or at all, any of which could harm our business.

If we fail to comply with the laws and regulations relating to the collection of sales tax and payment of income taxes in the various states in which we do business, we could be exposed to unexpected costs, expenses, penalties and fees as a result of our non-compliance, which could harm our business.

By engaging in business activities in the United States, we become subject to various state laws and regulations, including requirements to collect sales tax from our sales within those states, and the payment of income taxes on revenue generated from activities in those states. A successful assertion by one or more states that we were required to collect sales or other taxes or to pay income taxes where we did not could result in substantial tax liabilities, fees and expenses, including substantial interest and penalty charges, which could harm our business.

The PRC government exerts substantial influence and discretion over the manner in which companies incorporated under the laws of PRC conduct their business activities. We are a Delaware corporation headquartered in Sunnyvale, California, which, through our subsidiaries, conducts limited activities in China and is not subject to such influence by the PRC government. However, if we were to become subject to such direct influence or discretion, it may result in a material change in our operations and/or the value of its securities, which would materially affect the interest of our investor.

We have only limited sales support activities in China, comprising only the maintenance of a sales office through a subsidiary incorporated under the laws of the PRC. This Chinese subsidiary does not generate any revenue, other than revenue calculated on a cost-plus basis from support costs, which is eliminated through inter-company consolidation. All of our sales to customers in China and Hong Kong are conducted through Quanergy Systems, Inc., the Chinese subsidiary’s ultimate parent company, which is a Delaware corporation headquartered in Sunnyvale, California. Our principal executive offices are located, and we principally operate, in the United States.

The PRC government currently does not exert direct influence and discretion over the manner in which we conduct our business operations outside of China, however, there is no guarantee that we will not be subject to such direct influence or discretion in the future due to changes in laws or other unforeseeable reasons or our expansion of operations in China.

The PRC legal system is evolving rapidly and the PRC laws, regulations, and rules may change quickly with little advance notice. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the non-precedential nature of these decisions, the interpretation of these laws, rules and regulations may contain inconsistences, the enforcement of which involves uncertainties. The PRC government has exercised and continues to exercise substantial control over many sectors of the PRC economy through regulation and/or state ownership. Government actions have had, and may continue to have, a significant effect on economic conditions in the PRC and businesses, which are subject to such government actions.

If we were to become subject to the direct intervention or influence of the PRC government at any time due to changes in laws or other unforeseeable reasons or as a result of our expansion of operations in China, it may require a material change in our operations and/or result in increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. In addition, the prices of our securities could be adversely affected as a result of anticipated negative impacts of any such government actions, as well as negative investor sentiment towards companies subject to direct PRC government oversight and regulation, regardless of our actual operating performance. There can be no assurance that the Chinese government would not intervene in or influence our business operations in China at any time.

We are not currently required to obtain permission from the PRC government, including the China Securities Regulatory Commission (“CSRC”) or Cyberspace Administration of China (“CAC”), to list on a U.S. securities exchange and consummate the Business Combination. However, there is no guarantee that this will continue to be the case in the future in relation to the continued listing of our securities on a securities exchange outside of the PRC, or even when such permission is obtained, it will not be subsequently denied or rescinded.

Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities, including its common stock, to significantly decline or be worthless.

If the Chinese laws and other obligations relating to cybersecurity and data protection were to apply to our business operations in China, failure to comply with any of them may result in proceedings against us by Chinese government authorities or others and harm our public image and reputation, which could materially and adversely affect our business, financial condition, and results of operations.

We have only limited sales support activities in mainland China, comprising only the maintenance of a sales office through a subsidiary incorporated under the laws of the PRC. This Chinese subsidiary does not generate any revenue, other than revenue calculated on a cost-plus basis from support costs, which is eliminated through inter-company consolidation. All of our sales to customers in China and Hong Kong are conducted through our subsidiary, Quanergy Perception Technologies, Inc., the Chinese subsidiary’s ultimate parent company, which is a Delaware corporation headquartered in Sunnyvale, California. Our principal executive offices are located, and we principally operate, in the United States. We do not believe that currently the laws and other obligations relating to cybersecurity and data protection issued by the Cyberspace Administration of China, including the Measures for Cybersecurity Censorship (Revised Draft for Comments) and PRC Data Security Law, apply to or have impact us or our business operations in China.

Currently, the period for public comment on the draft measures has ended, and the draft measures’ implementation provisions and anticipated adoption or effective date remain substantially uncertain. If, however, the enacted version of the draft measures mandates clearance of cybersecurity review and other specific actions to be completed by Delaware companies like us with subsidiaries organized in China, we may face uncertainties as to whether such clearance can be timely obtained, or at all. Although we have not engaged in any material operations in China, we may face uncertainty as to whether we would be subject to cybersecurity review in the future. Cybersecurity review could result in disruption of our operations in China, negative publicity with respect to our brand name, and diversion of our managerial and financial resources. Furthermore, if we were found to be in violation of applicable laws and regulations in China during such review, we could be subject to government sanctions.

In addition, the PRC Data Security Law requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security. As there remain uncertainties regarding the further interpretation and implementation of those laws and regulations, if they are deemed to be applicable to Delaware companies like us with subsidiaries organized in China, we cannot assure you that we will be compliant with such new regulations in all respects, and we may be ordered to rectify and terminate any actions that are deemed illegal by the government authorities and become subject to fines and other sanctions, which may materially and adversely affect our business, financial condition, and results of operations.

General Risks

Our limited operating history and evolving business make it difficult to evaluate our current business and future prospects.

Our limited operating history and the evolution of our business and our industry make it difficult to accurately assess our future prospects. It may not be possible to discern fully the economic and other business trends that we are subject to. Elements of our business strategy are new and subject to ongoing development as our operations mature. In addition, it may be difficult to evaluate our business because many of the other companies that offer the same or a similar range of solutions, products and services as us also have limited operating histories and evolving businesses.

The effects of the COVID-19 pandemic have had and could continue to have a material adverse effect on our business prospects, financial results, and results of operations.

The COVID-19 pandemic has caused significant volatility and disruption globally. The COVID-19 measures adopted by governments and businesses, including restrictions on travel and business operations and shelter in place and other quarantine orders, have affected and continue to affect our business, and could continue to adversely affect our business operations or the business operations of our customers and suppliers in the future. A significant portion of our revenue is project driven and has thus been impacted by the COVID-19 pandemic as certain key airport, smart city, and security installations have been, and continue to be, pushed back. Further, the pandemic has slowed prototype work and new product introduction efforts due to employees’ inability to access our facilities, and temporarily disrupted the operations of certain of our customers and suppliers. The duration of the ongoing COVID-19 pandemic and the associated and ongoing business interruptions may continue to affect our sales, supply chain or the manufacture or distribution of products, which could result in a material adverse effect on our business prospects and financial condition. Our response to the ongoing COVID-19 pandemic may prove to be inadequate. We may be unable to continue our operations in the manner that we did prior to the outbreak and we may endure interruptions, reputational harm, delays in product development and shipments, all of which could have an adverse effect on our business prospects, operating results, and financial condition. The COVID-19 pandemic may also intensify or exacerbate other risks described in these Risk Factors.

We may pursue acquisitions, which involve a number of risks, and if we are unable to address and resolve these risks successfully, such acquisitions could harm our business.

We have acquired and may in the future acquire businesses, products or technologies to expand our offerings and capabilities and business. We have evaluated, and expect to continue to evaluate, a wide array of potential strategic transactions. Any acquisition could be material to our financial condition and results of operations and any anticipated benefits from an acquisition may never materialize. In addition, the process of integrating acquired businesses, products or technologies may create unforeseen operating difficulties and expenditures. Acquisitions in international markets would involve additional risks, including those related to integration of operations across different cultures and languages, currency risks and the particular economic, political and regulatory risks associated with specific countries. We may not be able to address these risks successfully, or at all, without incurring significant costs, delays or other operational problems and if we were unable to address such risks successfully our business could be harmed.

If we were to lose the services of members of our senior management team, we may not be able to execute our business strategy.

Our success depends in large part upon the continued service of key members of our senior management team. In particular, each of our Chairman and Chief Executive Officer, Kevin J. Kennedy, Chief Development Officer and Co-Founder, Tianyue Yu, Chief Marketing Officer, Enzo Signore and Chief Financial Officer, Patrick Archambault, is critical to our overall management, as well as the continued development of our LiDAR technology, our culture and our strategic direction. All of our executive officers are at will employees, and we do not maintain any key person life insurance policies. The loss of any member of our senior management team could harm our business.

Our future success depends in part on recruiting and retaining key personnel and if we fail to do so, it may be more difficult for us to execute our business strategy. We are currently a small organization and will need to hire additional qualified personnel to effectively implement our strategic plan, and if we are unable to attract and retain highly qualified employees, we may not be able to continue to grow our business.

Our ability to compete and grow depends in large part on the efforts and talents of our employees. Our employees, particularly engineers and other product developers, are in high demand, and we devote significant resources to identifying, hiring, training, successfully integrating and retaining these employees. As competition with other companies increases, we may incur significant expenses in attracting and retaining high quality software and hardware engineers and other employees. The loss of employees or the inability to hire additional skilled employees as necessary to support the growth of our business and the scale of our operations could result in significant disruptions to our business, and the integration of replacement personnel could be time-consuming and expensive and cause additional disruptions to our business.

We believe a critical component to our success and our ability to retain our best people is our culture. As we continue to grow, we may find it difficult to maintain our entrepreneurial, execution-focused culture.

Our ability to effectively manage our anticipated growth and expansion of our operations will also require us to enhance our operational, financial and management controls and infrastructure, human resources policies and reporting systems. These enhancements and improvements will require significant capital expenditures and allocation of valuable management and employee resources.

We expect to experience significant growth in the scope and nature of our operations. Our ability to manage our operations and future growth will require us to continue to improve our operational, financial and management controls, compliance programs and reporting systems. We may not be able to implement improvements in an efficient or timely manner and may discover deficiencies in existing controls, programs, systems and procedures, which could have an adverse effect on our business, reputation and financial results. Additionally, rapid growth in our business may place a strain on our human and capital resources. Furthermore, we expect to continue to conduct our business internationally and anticipate increased business operations in the United States, Europe, Asia and elsewhere. These diversified, global operations place increased demands on our limited resources and require us to substantially expand the capabilities of our administrative and operational resources and to attract, train, manage and retain qualified management, technical, manufacturing, engineering, sales and other personnel. As our operations expand domestically and internationally, we will need to continue to manage multiple locations and additional relationships with various customers, partners, suppliers and other third parties across several markets.

If we have difficulty managing our growth in operating expenses, our business could be harmed.

We have recently experienced significant growth in research and development, sales and marketing, support services and operations. While we managed to significantly pare back operating expenses over the last 24 months due to the COVID-19 pandemic, our spending rate has gone up with the non-recurrence of furlough and wage cuts implemented in 2020 as well as due to headcount increases and costs related to the transaction. We expect to continue to spend meaningfully on operating activities. We expect future growth will continue to place, significant demands on our management, as well as our financial and operational resources, to:

•	manage a larger organization;

•	hire more employees, including engineers with relevant skills and experience;

•	expand our manufacturing and distribution capacity;

•	increase our sales and marketing efforts;

•	broaden our customer support capabilities;

•	implement appropriate operational and financial systems;

•	support the requirements of being a public company;

•	expand internationally; and

•	maintain effective financial disclosure controls and procedures.

If we fail to manage our growth effectively, we may not be able to execute our business strategies and our business will be harmed.

If we fail to maintain an effective system of internal controls, our ability to produce timely and accurate financial statements or comply with applicable regulations could be adversely affected.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting and for evaluating and reporting on the effectiveness of our system of internal control. Our internal controls over financial reporting is a process designed to provide reasonable assurances regarding the reliability of our financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States. As a public company, we are required to comply with the Sarbanes-Oxley Act and other rules that govern public companies.

If we fail to maintain an effective system of internal controls, the accuracy and timing of our financial reporting may be adversely affected, our liquidity, our access to capital markets may be adversely affected, we may be unable to maintain or regain compliance with applicable securities laws, and the New York Stock Exchange listing requirements, we may be subject to regulatory investigations and penalties, investors may lose confidence in our financial reporting, and our stock price may decline.

We have identified a material weakness in our internal control over financial reporting as of December 31, 2021. If we are unable to develop and maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in us and materially and adversely affect our business and operating results.

Our management concluded that we identified a material weakness in our internal controls over financial reporting related to the Company’s accounting for complex financial instruments. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented, or detected and corrected on a timely basis.

Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. We continue to evaluate steps to remediate the material weakness. These remediation measures may be time consuming and costly and there is no assurance that these initiatives will ultimately have the intended effects.

If we identify any new material weaknesses in the future, any such newly identified material weakness could limit our ability to prevent or detect a misstatement of our accounts or disclosures that could result in a material misstatement of our annual or interim financial statements. In such case, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in our financial reporting and our stock price may decline as a result. We cannot assure you that the measures we have taken to date, or any measures we may take in the future, will be sufficient to avoid potential future material weaknesses.

We may face litigation and other risks as a result of the material weakness in our internal control over financial reporting.

As a result of the material weaknesses in CCAC’s internal control over financial reporting and the change in accounting for the public shares, we potentially face litigation or other disputes which may include, among others, claims invoking the federal and state securities laws, contractual claims or other claims arising from the material weaknesses and the preparation of our financial statements. As of the date of this prospectus, we have no knowledge of any such litigation or dispute. However, we can provide no assurance that such litigation or dispute will not arise in the future. Any such litigation or dispute, whether successful or not, could have a material adverse effect on our business, results of operations and financial condition.

Our business is subject to the risks of earthquakes, fire, floods and other natural catastrophic events, global pandemics, and interruptions by man-made problems, such as network security breaches, computer viruses or terrorism. Material disruptions of our business or information systems resulting from these events could adversely affect our operating results.

We and some of the third-party service providers on which we depend for various support functions are vulnerable to damage from catastrophic events, such as power loss, natural disasters, terrorism, pandemics, and similar unforeseen events beyond our control.

If a natural disaster, power outage or other event occurred that prevented us from using all or a significant portion of our headquarters, damaged critical infrastructure, or otherwise disrupted operations, it may be difficult or, in certain cases, impossible for us to continue our business for a substantial period of time. The disaster recovery and business continuity plans we have in place are unlikely to provide adequate protection in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which could have a material adverse effect on our business.

Furthermore, integral parties in our supply chain are operating from single sites, increasing their vulnerability to natural disasters or other sudden, unforeseen and severe adverse events, such as the COVID-19 pandemic. If such an event were to affect our supply chain, it could have a material adverse effect on our business.

Our ability to use our net operating loss carryforwards may be limited.

As of December 31, 2021, we had U.S. federal and state net operating loss carryforwards of approximately $204.7 million and $151.1 million, respectively. Under legislation enacted in 2017, informally titled the Tax Cuts and Jobs Act (the “TCJA”) as modified in 2020 by the CARES Act, unused U.S. federal net operating losses generated in tax years beginning after December 31, 2017, will not expire and may be carried forward indefinitely, but the deductibility of such federal net operating loss carryforwards in taxable years beginning after December 31, 2020, is limited to 80% of taxable income. It is uncertain if and to what extent various states will conform to the TCJA or the CARES Act. Our ability to utilize our federal net operating carryforwards may be limited under Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”). The limitations apply if we experience an “ownership change,” which is generally defined as a greater than 50 percentage point change (by value) in the ownership of our equity by certain stockholders or groups of stockholders over a rolling three-year period. Similar provisions of state tax law may also apply to limit the use of our state net operating loss carryforwards. We have not yet completed a Section 382 analysis, and therefore, there can be no assurances that any previously experienced ownership changes have not materially limited our utilization of affected net operating loss carryforwards. Future changes in our stock ownership, including as a result of this offering, which may be outside of our control, may trigger an ownership change that materially impacts our ability to utilize pre-change net operating loss carryforwards. In addition, there may be periods during which the use of net operating loss carryforwards is suspended or otherwise limited.

Our management has limited experience in operating a public company.

Our executive officers have limited experience in the management of a publicly traded company subject to significant regulatory oversight and reporting obligations under federal securities laws. Our management team may not successfully or effectively manage our transition to a public company. Their limited experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage in that it is likely that an increasing amount of their time may be devoted to these activities which will result in less time being devoted to our management and growth. We may not have adequate personnel with the appropriate level of knowledge, experience and training in the accounting policies, practices or internal controls over financial reporting required of public companies in the United States. It is possible that will be required to expand its employee base and hire additional employees to support our operations as a public company, which will increase its operating costs in future periods.

We will incur significantly increased costs as a result of operating as a public company, and our management will be required to devote substantial time to compliance efforts.

We will incur significant legal, accounting, insurance and other expenses as a result of being a public company. The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”), and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as well as related rules implemented by the SEC, have required changes in corporate governance practices of public companies. In addition, rules that the

SEC is implementing or is required to implement pursuant to the Dodd-Frank Act are expected to require additional changes. We expect that compliance with these and other similar laws, rules and regulations, including compliance with Section 404 of the Sarbanes-Oxley Act, will substantially increase our expenses, including legal and accounting costs, and make some activities more time-consuming and costly. We also expect these laws, rules and regulations to make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage, which may make it more difficult for us to attract and retain qualified persons to serve on our board of directors or as officers. Although the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) may, for a limited period of time, somewhat lessen the cost of complying with these additional regulatory and other requirements, we nonetheless expect a substantial increase in legal, accounting, insurance and certain other expenses in the future, which will negatively impact our results of operations and financial condition.

We qualify as an emerging growth company within the meaning of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As a result, our shareholders may not have access to certain information they may deem important. We could remain an emerging growth company for up to five years from the date of CCAC’s IPO, although circumstances could cause us to lose that status earlier, including if the market value of our shares of Common Stock held by non-affiliates exceeds $700,000,000 as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict whether investors will find our securities less attractive because we will rely on these exemptions. If some investors find our securities less attractive as a result of our reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used.

Risks Related to Investing in Our Securities and This Offering

The market price and trading volume of our Common Stock and warrants may be volatile and could decline significantly.

The stock markets, including NYSE on which we have listed the shares of our Common Stock under the symbol “QNGY” and our warrants under the symbol “QNGY WS,” have from time to time experienced significant price and volume fluctuations. Even if an active, liquid and orderly trading market is sustained for our securities, the market price of our securities may be volatile and could decline significantly. In addition, the trading volume in our securities may fluctuate and cause significant price variations to occur. If the market price of our securities declines significantly, you may be unable to resell your securities at or above the price at which you purchased our securities. We cannot assure you that the market price of our securities will not fluctuate widely or decline significantly in the future in response to a number of factors, including, among others, the following:

•	the realization of any of the risk factors presented in this prospectus;

•	actual or anticipated fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

•	changes in the market’s expectations about our operating results;

•	our operating results failing to meet the expectation of securities analysts of investors in a particular period;

•	operating and share price performance of other companies that investors deem comparable to us;

•	the volume of shares of Common Stock available for public sale;

•	future issuances, sales, resales or repurchases or anticipated issuances, sales, resales or repurchases of our securities;

•	our ability to effectively service any current and future outstanding debt obligations;

•	the announcement of new services or enhancements by us or our competitors;

•	developments concerning intellectual property rights;

•	changes in legal, regulatory and enforcement frameworks impacting our business;

•	changes in the prices of our services;

•	announcements by us or our competitors of significant business developments, acquisitions or new offerings;

•	our involvement in any litigation;

•	changes in senior management or key personnel;

•	changes in the anticipated future size and growth rate of our market;

•	actual or perceived data security incidents or breaches;

•	any delisting of our Common Stock or warrants from NYSE due to any failure to meet listing requirements;

•	actual or anticipated variations in quarterly operating results;

•	our failure to meet the estimates and projections of the investment community or that we may otherwise provide to the public;

•	publication of research reports about us or our industry or positive or negative recommendations or withdrawal of research coverage by securities analysts;

•	changes in the market valuations of similar companies;

•	overall performance of the equity markets;

•	speculation in the press or investment community;

•	sales of Common Stock by us or our stockholders in the future;

•	the effectiveness of our internal control over financial reporting;

•	general political and economic conditions, including health pandemics, such as COVID-19; and

•	other events or factors, many of which are beyond our control.

In the past, securities class-action litigation has often been instituted against companies following periods of volatility in the market price of their securities. This type of litigation could result in substantial costs and divert our management’s attention and resources, which could have a material adverse effect on us.

There can be no assurance that we will be able to comply with the continued listing standards of NYSE.

Our Common Stock and public warrants are currently listed on NYSE. However, we cannot assure you that our securities will continue to be listed on NYSE in the future. It is possible that our Common Stock and public warrants will cease to meet the NYSE listing requirements in the future.

If NYSE delists our securities from trading on its exchange and we are unable to list our securities on another national securities exchange, we expect that our securities could be quoted on an over-the-counter market. If this were to occur, we could face significant material adverse consequences, including:

•	a limited availability of market quotations for our securities;

•	reduced liquidity for our securities;

•

a determination that our Common Stock is a “penny stock” which will require brokers trading in the Common Stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

•	a limited amount of news and analyst coverage; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because our Common Stock and public warrants are listed on NYSE, they are covered securities. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. While we are not aware of a state, other than the State of Idaho, having used these powers to prohibit or restrict the sale of securities issued by blank check companies, certain state securities regulators view blank check companies unfavorably and might use these powers, or threaten to use these powers, to hinder the sale of securities of blank check companies in their states. Further, if we were no longer listed on NYSE, our securities would not be covered securities and we would be subject to regulation in each state in which we offer our securities.

Our failure to meet the continued listing requirements of NYSE could result in a delisting of our securities.

If we fail to satisfy the continued listing requirements of NYSE such as the corporate governance requirements or the minimum share price requirement, NYSE may take steps to delist our securities. Such a delisting would likely have a negative effect on the price of our securities and would impair your ability to sell or purchase our securities when you wish to do so. In the event of a delisting, we can provide no assurance that any action taken by us to restore compliance with listing requirements would allow our securities to become listed again, stabilize the market price or improve the liquidity of our securities, prevent our securities from dropping below the NYSE minimum share price requirement or prevent future non-compliance with NYSE’s listing requirements. Additionally, if our securities are not listed on, or become delisted from, NYSE for any reason, and are quoted on the OTC Bulletin Board, an inter-dealer automated quotation system for equity securities that is not a national securities exchange, the liquidity and price of our securities may be more limited than if we were quoted or listed on NYSE or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

The unaudited pro forma condensed combined financial information included in this prospectus may not be indicative of what our actual financial position or results of operations would have been.

The unaudited pro forma condensed combined financial information giving effect to the Business Combination in this prospectus is presented for illustrative purposes only and is not necessarily indicative of what our actual financial position or results of operations would have been had the Business Combination been completed on the dates indicated. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” for more information.

We do not intend to pay cash dividends for the foreseeable future.

We currently intend to retain our future earnings, if any, to finance the further development and expansion of our business and do not intend to pay cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in future agreements and financing instruments, business prospects and such other factors as our board of directors deems relevant.

We may be subject to securities litigation, which is expensive and could divert management attention.

The market price of our Common Stock has been volatile and may continue to be volatile in the future and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert management’s attention from other business concerns, which could seriously harm our business.

The Legacy Quanergy equity holders and the Sponsor own a significant portion of our outstanding voting shares. Concentration of ownership among the Legacy Quanergy equity investors and the Sponsor may prevent new investors from influencing significant corporate decisions.

As of the Closing Date, the Legacy Quanergy equity holders held approximately 86% of our Common Stock, the subscription investors held approximately 4.4% of our Common Stock and the Sponsor and its affiliates and its and their respective permitted transferees held approximately 8.3% of our Common Stock.

As long as the Legacy Quanergy equity holders, the subscription investors and the Sponsor own or control a significant percentage of outstanding voting power, they will have the ability to strongly influence all corporate actions requiring stockholder approval, including the election and removal of directors and the size of our board of directors, any amendment of our Organizational Documents, or the approval of any merger or other significant corporate transaction, including a sale of substantially all of our assets.

The interests of the Legacy Quanergy equity holders and the Sponsor and affiliates and their respective permitted transferees may not align with the interests of our other stockholders. Certain of the Legacy Quanergy equity holders and the Sponsor are in the business of making investments in companies and may acquire and hold interests in businesses that compete directly or indirectly with us. Certain of the Legacy Quanergy equity holders and the Sponsor may also pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us.

Sales of our common stock, or the perception of such sales, by us or the selling securityholders pursuant to this prospectus in the public market or otherwise could cause the market price for our common stock to decline and certain selling securityholders still may receive significant proceeds.

The sale of shares of our common stock in the public market or otherwise, including sales pursuant to this prospectus, or the perception that such sales could occur, could harm the prevailing market price of shares of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that it deems appropriate. Resales of our common stock may cause the market price of our securities to drop significantly, even if our business is doing well.

The Sponsor is subject to certain restrictions on transfer pursuant to that certain letter agreement, dated as of February 10, 2020, by and among the CCAC, the Sponsor, and the other parties signatory thereto with respect to: (i) the Founder Shares (as defined in such letter agreement); and (ii) private placement warrants (as defined in such letter agreement). Such restrictions on the Founder Shares end on the date that is one year after Closing, or are subject to an early price-based release if the price of the shares equals or exceeds $12.00 per share for any twenty trading days within any thirty-day trading period at least 150 days after the Business Combination.

Certain of Legacy Quanergy stockholders are also subject to restrictions on transfer with respect to the shares Common Stock pursuant to lock up agreements. Such restrictions with respect to the shares of Common Stock held by Legacy Quanergy stockholders until August 8, 2022 or are subject to an early price-based release if (a) the market price of our common stock equals or exceeds $12.00 per share for any 20 trading days within any 30-day trading period, or (b) we complete a transaction that results in our shareholders having the right to exchange their common stock for cash, securities or other property.

However, following the expiration of such lockup, the Sponsor and certain of Legacy Quanergy stockholders will not be restricted from selling shares of our Common Stock held by them, other than by applicable securities laws. Additionally, the subscribers in the PIPE subscription financing will not be restricted from selling any of their shares of our Common Stock following the closing of the Business Combination, other than by applicable securities laws. As such, sales of a substantial number of shares of Common Stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of Common Stock.

As restrictions on resale end and registration statements are available for use, the sale or possibility of sale of these shares could have the effect of increasing the volatility in our share price or the market price of our Common Stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.

This prospectus registers the following shares that were purchased at prices that may be significantly below the trading price of our common stock and the sale of which would result in the selling securityholder realizing a significant gain:

•	Sponsor paid (i) approximately $0.004 per share, for the Founder Shares and (ii) $1.00 per warrant, for the private warrants.

•	Subscribers purchased 3,695,000 shares of common stock at a price of $10.00 per share in the PIPE subscription financing.

•	In connection with the Business Combination, 34,422,480 shares of common stock were issued as merger consideration at an acquiror share value of $10.00 per share.

•	197,875 shares of common stock were issued to Mr. Izuhara pursuant to the exercise of options to purchase Common Stock at exercise prices ranging from $0.36 to $4.29 per share.

•	4,803,641 shares of Common Stock issued pursuant to the Share Issuance Agreements, at a deemed per share price of $1.9841.

In connection with the Special Meeting and the Business Combination, holders of 26,867,796 of CCAC’s Class A Ordinary Shares, or approximately 97.3% of the shares with redemption rights, exercised their right to redeem their shares for cash at a redemption price of approximately $10.07 per share, for an aggregate redemption amount of $270,503,771. On February 8, 2022, holders of 600,000 of CCAC’s Class A Ordinary

Shares, or approximately 2.2% of the shares with redemption rights, reversed their prior redemptions, resulting in $6,040,773 being returned to the trust account established at the consummation of CCAC’s initial public offering prior to the Closing. The shares of common stock being offered for resale pursuant to this prospectus by the selling securityholders would represent approximately 48% of shares outstanding of the Company as of March 29, 2022 (after giving effect to the issuance of the of shares upon exercise of the Warrants). Given the substantial number of shares of common stock being registered for potential resale by selling securityholders pursuant to this prospectus, the sale of shares by the selling securityholders, or the perception in the market that the selling securityholders of a large number of shares intend to sell shares, could increase the volatility of the market price of our common stock or result in a significant decline in the public trading price of our common stock. Even if our trading price is significantly below $10.00, the offering price for the units offered in CCAC’s IPO, certain of the selling securityholders, including Sponsor, may still have an incentive to sell shares of our common stock because they purchased the shares at prices lower than the public investors or the current trading price of our common stock. While the selling securityholders may experience a positive rate of return on their investment in our common stock, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in their purchase prices and the trading price. For example, based on the closing price of our common stock of $1.56 as of May 4, 2022, holders of the Founder Shares would experience a potential profit of up to approximately $1.556 per share, or up to approximately $10.7 million in the aggregate.

The Warrants may never be in the money, and may expire worthless.

The exercise price of the Warrants is $11.50 per share. We believe the likelihood that warrant holders will exercise the Warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the trading price of our common stock. If the trading price for our common stock is less than $11.50 per share, we believe holders of the Warrants will be unlikely to exercise their Warrants. There is no guarantee that the Warrants will be in the money following the time they become exercisable and prior to their expiration, and as such, the Warrants may expire worthless and we may receive no proceeds from the exercise of the Warrants.

The issuances of additional shares of our Common Stock under the GEM Agreement and the GEM Warrant may result in dilution of our stockholders and have a negative impact on the market price of our Common Stock.

We do not believe that the proceeds from the Business Combination, PIPE Investments and our existing cash and cash equivalents are able to meet our working capital needs and we intend to draw on the GEM Agreement promptly following the effectiveness of the registration statement of which this prospectus forms a part. Further, our estimates may prove to be inaccurate, and we could spend our capital resources faster than we currently expect. Further, changing circumstances, some of which may be beyond our control, could cause us to spend capital significantly faster than we currently anticipate, and we may need to seek additional funding sooner than planned. To the extent this occurred, it could impose significant dilution on the shareholders of the combined entity.

We are entitled to draw down up to $125 million of gross proceeds from GEM Investor in exchange for shares of our Common Stock at a price equal to 90% of the average closing bid price of our shares of Common Stock on NYSE for a 30 day period, subject to meeting the terms and conditions of the GEM Agreement. This equity line facility is available for a period of 36 months from the closing date of the Business Combination. The limitations on the amount and frequency of the draws that we can make under the GEM Agreement, which include the requirement that (i) there be an effective registration statement covering the stock to be issued under the GEM Agreement and (ii) offering size restrictions relating to our trading volume, may affect the ability to draw under the GEM Agreement. Therefore, the proceeds under the GEM Agreement may be less than anticipated.

In addition, the closing of the Business Combination entitled the GEM Investor to receive (i) payment of a commitment fee of $2.5 million payable in either our Common Stock or cash and (ii) a warrant granting the

GEM Investor the right to purchase 3,397,923 shares of our Common Stock at a strike price per share equal $10.00 per share.

Issuances of Common Stock pursuant to the GEM Agreement and the GEM Warrant would result in dilution of our future stockholders and could have a negative impact on the market price of our Common Stock and our ability to obtain additional financing.

A significant portion of our total outstanding shares of our Common Stock are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our shares of Common Stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our Common Stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our Common Stock. We are unable to predict the effect that sales may have on the prevailing market price of our Common Stock and public warrants.

To the extent our warrants are exercised, additional shares of our Common Stock will be issued, which will result in dilution to the holders of our Common Stock and increase the number of shares eligible for resale in the public market. Sales, or the potential sales, of substantial numbers of shares in the public market by the selling securityholders, subject to certain restrictions on transfer until the termination of applicable lock-up periods, could increase the volatility of the market price of our Common Stock or adversely affect the market price of our Common Stock.

Furthermore, under the Amended and Restated Registration Rights Agreement and the subscription agreements, we agreed to file within 60 days and 30 business days, respectively, of the Closing a resale shelf registration statement covering the resale of registrable securities and PIPE Shares.

We may issue additional shares of Common Stock, including under the GEM Agreement, the GEM Warrant, the 2022 Equity Incentive Plan and the 2022 Employee Stock Purchase Plan. Any such issuances would dilute the interest of our shareholders and likely present other risks.

We may issue a substantial number of shares of Common Stock, including under the GEM Agreement, the GEM Warrant, the 2022 Equity Incentive Plan and the 2022 Employee Stock Purchase Plan, or preferred stock.

Any such issuances of additional shares of Common Stock or preferred stock:

•	may significantly dilute the equity interests of our investors;

•	may subordinate the rights of holders of Common Stock if preferred stock is issued with rights senior to those afforded our Common Stock;

•

could cause a change in control if a substantial number of shares of our Common Stock are issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and could result in the resignation or removal of our present officers and directors; and

•	may adversely affect prevailing market prices for our Common Stock and/or warrants.

There is no guarantee that the warrants will be in the money at the time they become exercisable, and they may expire worthless.

The exercise price for our warrants is $11.50 per share of Common Stock. There is no guarantee that the warrants will be in the money following the time they become exercisable and prior to their expiration, and as such, the warrants may expire worthless.

We may amend the terms of the warrants in a manner that may be adverse to holders with the approval by the holders of at least a majority of then outstanding public warrants. As a result, the exercise price of your warrants could be increased, the exercise period could be shortened and the number shares of Common Stock purchasable upon exercise of a warrant could be decreased, all without your approval.

Our warrants were issued in registered form under the warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder for the purpose of curing any ambiguity or curing, correcting or supplementing any defective provision or adding or changing any other provisions with respect to matters or questions arising under the warrant agreement, but requires the approval by the holders of at least a majority of then outstanding public warrants to make any change that adversely affects the interests of the registered holders. Accordingly, we may amend the terms of the public warrants in a manner adverse to a holder if holders of at least a majority of then outstanding public warrants approve of such amendment. Examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, shorten the exercise period or decrease the number of shares of Common Stock purchasable upon exercise of a warrant.

Delaware law and our Organizational Documents contain certain provisions, including anti-takeover provisions that limit the ability of stockholders to take certain actions and could delay or discourage takeover attempts that stockholders may consider favorable.

Our Organizational Documents, and the DGCL, contain provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our Common Stock, and therefore depress the trading price of our Common Stock. These provisions could also make it difficult for stockholders to take certain actions, including electing directors who are not nominated by the current members of our board of directors or taking other corporate actions, including effecting changes in our management. Among other things, the Organizational Documents include provisions regarding:

•	providing for a classified board of directors with staggered, three-year terms which could delay the ability of stockholders to change the membership of a majority of our board of directors;

•

the ability of our board of directors to issue shares of preferred stock, including “blank check” preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•	our Charter prohibits cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•	the limitation of the liability of, and the indemnification of, our directors and officers;

•

the right of our board of directors to elect a director to fill a vacancy created by the expansion of our board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

•

the ability of our board of directors to amend the Bylaws, which may allow our board of directors to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquirer to amend the Bylaws to facilitate an unsolicited takeover attempt; and

•

advance notice procedures with which stockholders must comply to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which could preclude stockholders from bringing matters before annual or special meetings of stockholders and delay changes in our board of directors and also may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of the Company.

These provisions, alone or together, could delay hostile takeovers and changes in control of us or changes in our board of directors and our management.

As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the DGCL, which prevents some stockholders holding more than 15% of our outstanding Common Stock from engaging in certain Business Combinations without approval of the holders of substantially all of the Common Stock. Any provision of the Charter, Bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of Common Stock and could also affect the price that some investors are willing to pay for Common Stock.

The provisions of our Charter requiring exclusive forum in the Court of Chancery of the State of Delaware and the federal district courts of the United States for certain types of lawsuits may have the effect of discouraging lawsuits against our directors and officers.

Our Charter provides that, to the fullest extent permitted by law, and unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) will be the sole and exclusive forum for (i) any derivative action, suit or proceeding brought on our behalf, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any our directors, officers or stockholders to us or our stockholders, (iii) any action, suit or proceeding arising pursuant to any provision of the DGCL or our Bylaws or our Charter (as each may be amended from time to time), (iv) any action, suit or proceeding as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (v) any action, suit or proceeding asserting a claim against us or any current or former director, officer or stockholder governed by the internal affairs doctrine.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, both state and federal courts have jurisdiction to entertain such Securities Act claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, the Charter also provides that, unless we consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act; however, there is uncertainty as to whether a court would enforce such provision, and investors cannot waive compliance with federal securities laws and the rules and regulations thereunder.

These provisions may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against us, a court could find the choice of forum provisions contained in our Charter to be inapplicable or unenforceable in such action.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our market, or if they change their recommendations regarding our Common Stock adversely, the price and trading volume of our Common Stock could decline.

The trading market for our Common Stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market, or our competitors. If any of the analysts who may cover us change their recommendation regarding our stock adversely, or provide more favorable relative recommendations about our competitors, the price of our Common Stock would likely decline. If any analyst who may cover us were to cease their coverage or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our stock price or trading volume to decline.

USE OF PROCEEDS

All of the Common Stock and warrants offered by the selling securityholders pursuant to this prospectus will be sold by the selling securityholders for their respective accounts. We will not receive any of the proceeds from these sales.

We will receive up to an aggregate of approximately $245.2 million from the exercise of the warrants, assuming the exercise in full of all of the warrants for cash. We expect to use the net proceeds from the exercise of the warrants for general corporate purposes. We will have broad discretion over the use of proceeds from the exercise of the warrants. There is no assurance that the holders of the warrants will elect to exercise any or all of such warrants. The exercise price of our public warrants and private warrants is $11.50 per warrant. We believe the likelihood that warrant holders will exercise their warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the trading price of our common stock. If the trading price for our common stock is less than $11.50 per share, we believe holders of our public warrants and private warrants will be unlikely to exercise their warrants. To the extent that the warrants are exercised on a “cashless basis,” the amount of cash we would receive from the exercise of the warrants will decrease.

DETERMINATION OF OFFERING PRICE

The offering price of the shares of Common Stock underlying the warrants offered hereby is determined by reference to the exercise price of the warrants of $11.50 per share. The public warrants are listed on NYSE under the symbol “QNGY WS”.

We cannot currently determine the price or prices at which shares of our Common Stock or warrants may be sold by the selling securityholders under this prospectus.

MARKET INFORMATION FOR SECURITIES AND DIVIDEND POLICY

Market Information

Our Common Stock and public warrants are currently listed on NYSE under the symbols “QNGY” and “QNGY WS,” respectively. Prior to the consummation of the Business Combination, our Common Stock and our public warrants were listed on NYSE under the symbols “CCAC” and “CCAC WS,” respectively. As of February 8, 2022, following the completion of the Business Combination, there were 192 holders of record of the Common Stock and three holders of record of our warrants. We currently do not intend to list the private warrants offered hereby on any stock exchange or stock market.

Dividend Policy

We have never declared or paid any dividends on shares of our Common Stock. We anticipate that we will retain all of our future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying cash dividends in the foreseeable future. Any decision to declare and pay dividends in the future will be made at the sole discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant.

Equity Compensation Plans

In connection with the Business Combination, our stockholders approved the Plan and the ESPP on January 31, 2022, each of which became effective immediately upon the Closing.

We intend to file one or more registration statements on Form S-8 under the Securities Act to register the shares of Common Stock issued or issuable under the 2022 Plan and the ESPP. Any such Form S-8 registration statement will become effective automatically upon filing. We expect that the initial registration statement on Form S-8 will cover shares of Common Stock underlying the 2022 Plan and the ESPP. Once these shares are registered, they can be sold in the public market upon issuance, subject to applicable restrictions.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Unless the context otherwise requires, as used in this section the “Company” refers to Quanergy Systems, Inc. (f/k/a CITIC Capital Acquisition Corp.) and its subsidiaries after the Closing, and CCAC prior to the Closing.

The following summary unaudited pro forma condensed combined financial data (the “summary pro forma data”) gives effect to the Business Combination and the PIPE subscription financing. The Business Combination will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with GAAP. Under this method of accounting, CCAC will be treated as the “acquired” company for accounting and financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Legacy Quanergy issuing equity for the net assets of CCAC, accompanied by a recapitalization. The net assets of CCAC will be stated at historical cost, with no goodwill or other intangible assets recorded. The summary unaudited pro forma condensed combined balance sheet data as of December 31, 2021 gives effect to the Business Combination and PIPE subscription financing as if they had occurred on December 31, 2021. The summary unaudited pro forma condensed combined statement of operations data for the year ended December 31, 2021, and year ended December 31, 2020, gives effect to the Business Combination and PIPE subscription financing as if they had occurred on January 1, 2020.

The summary pro forma data have been derived from and should be read in conjunction with the audited historical financial statements of Quanergy Systems, Inc. (formerly, CCAC) which are included elsewhere in this prospectus, as well as the audited historical financial statements of Legacy Quanergy including the accompanying notes, which are included elsewhere in this prospectus.

The summary pro forma data have been presented for informational purposes only and are not necessarily indicative of what Legacy Quanergy’s and CCAC’s financial position or results of operations actually would have been had the Business Combination and PIPE subscription financing been completed as of the dates indicated. In addition, the summary pro forma data do not purport to project the future financial position or operating results of Quanergy.

(in thousands, except per share data)	Pro Forma Combined
Summary Unaudited Pro Forma Condensed Combined Statement of Operations Data for the Nine months Ended December 31, 2021
Total revenue	$3,928
Net loss	$(89,065)
Net loss per share – basic and diluted	$(0.93)
Weighted-average shares outstanding – basic and diluted	95,734,903

Pro Forma Combined
Summary Unaudited Pro Forma Condensed Combined Statement of Operations Data for the Year Ended December 31, 2020
Total revenue	$3,015
Net loss	$(148,720)
Net loss per share – basic and diluted	$(1.55)
Weighted-average shares outstanding – basic and diluted	95,734,903

Pro Forma Combined
Summary Unaudited Pro Forma Condensed Combined Balance Sheet Data as of December 31, 2021
Cash and cash equivalents	$30,929
Total current assets	$51,068
Total assets	$69,616
Total current liabilities	$19,875
Total liabilities	$35,197
Total stockholders’ equity	$34,419

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 requires pro forma adjustments that depict the accounting for the transaction (“Transaction Accounting Adjustments”) and allows optional pro forma adjustments that present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”).

CCAC and Legacy Quanergy are collectively referred to herein as the “Companies,” and the Companies, subsequent to the Business Combination and the PIPE Investment, are referred to herein as “Quanergy.”

The unaudited pro forma condensed combined balance sheet as of December 31, 2021 combines the historical balance sheet of CCAC and the historical balance sheet of Legacy Quanergy on a pro forma basis as if the Business Combination and related transactions, summarized below, had been consummated on December 31, 2021. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2021 and the year ended December 31, 2020 combines the historical statements of operations of CCAC and Legacy Quanergy for such periods on a pro forma basis as if the Business Combination and related transactions, summarized below, had been consummated on January 1, 2020, the beginning of the earliest period presented:

•	The merger of Merger Sub, the wholly owned subsidiary of CCAC, with and into Legacy Quanergy, with Legacy Quanergy as the surviving company;

•

The redemption of 26,267,796 shares of Class A ordinary shares of CCAC from CCAC public stockholders that elected to have their shares redeemed in connection with the Business Combination for an aggregate redemption price of $264.5 million;

•	The PIPE Investment and related adjustments;

•

The execution of the Share Purchase Agreement between CCAC, GEM Global Yield LLC SCS and GEM Yield Bahamas Limited (collectively, “GEMS”), which provides for the potential future issuance of up to $125.0 million of fully paid and non-assessable common shares of Quanergy, subject to draw down notices as requested of Quanergy as provided in Article VI of the Share Purchase Agreement, and the related obligation to pay a commitment fee; and issuance of common stock warrants to GEMS for Quanergy shares;

•

All outstanding shares of Legacy Quanergy convertible preferred stock will be cancelled and converted into shares of common stock of Quanergy (all preferred stock except for Series B and Series C will be cancelled and converted using ratio of 3.8799; Series B and Series C will be converted using ratios of 11.5423 and 14.3118, respectively).

•

All outstanding shares of Legacy Quanergy common stock will be cancelled and converted into shares of Quanergy using a conversion ratio of 3.8799 calculated in accordance with the terms of the Merger Agreement;

•

The conversion of Legacy Quanergy’s outstanding stock options, Restricted Stock (“RSAs”) and Restricted Stock Unit Awards (“RSUs”) and warrants, into stock options, Restricted Stock, Restricted Stock Unit Awards and warrants of Quanergy;

•	The repayment of Legacy Quanergy’s indebtedness under the Note Financing Agreement issued in 2018 (the “2022 Secured Notes”);

•

The conversion of the Note Financing Agreement issued in 2020 (the “2023 Notes) and 2021 (the “Extension Notes”, and together with 2023 Notes, referred to as the “Unsecured Notes”) into Legacy Quanergy common stock that will be converted into shares of common stock of Quanergy;

•	All outstanding CCAC Class A and Class B ordinary shares will be cancelled and converted into shares of common stock of Quanergy;

•	Issuance of common stock warrant to Sensata in accordance with collaboration arrangement for consulting services for two years.

The historical financial information of CCAC was derived from the audited financial statements of CCAC as of and for the years ended December 31, 2021 and 2020, included elsewhere in this prospectus. The historical financial information of Legacy Quanergy was derived from the audited financial statements of Legacy Quanergy as of and for the years ended December 31, 2021 and 2020, included elsewhere in this prospectus. This information should be read together with CCAC’s and Legacy Quanergy’s audited financial statements and related notes, the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information, each included elsewhere in this prospectus.

The unaudited pro forma condensed combined financial statements have been presented for illustrative purposes only and do not necessarily reflect what Quanergy’s financial condition or results of operations would have been had the Business Combination occurred on the dates indicated. The pro forma combined financial information also may not be useful in predicting the future financial condition and results of operations of Quanergy. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of these unaudited pro forma condensed combined financial statements and are subject to change as additional information becomes available and analyses are performed.

The Business Combination will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with accounting principles generally accepted in the United States of America. Under this method of accounting, CCAC will be treated as the acquired company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Legacy Quanergy issuing shares for the net assets of CCAC, accompanied by a recapitalization. The net assets of CCAC will be recognized at historical cost, with no goodwill or other intangible assets recorded.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of December 31, 2021

(in thousands, except share and per share amounts)

	As of December 31, 2021					As of December 31, 2021
	CCAC (Historical)	Quanergy (Historical)	Pro Forma Adjustments			Pro Forma Combined
ASSETS
Current Assets:
Cash and cash equivalents	$31	$26,106	$277,874	(A	)	$30,929
			(8,504)	(B	)
			(2,000)	(C	)
			36,950	(D	)
			(35,011)	(E	)
			(264,517)	(F	)
Restricted cash	—	70	—			70
Accounts receivable	—	645	—			645
Inventory	—	3,242	—			3,242
Deferred transaction costs	—	—	—			—
Prepaid expenses and other current assets	47	1,138	12,497	(G	)	16,182
			2,500	(P	)

Total current assets	78	31,201	19,789			51,068
Property and equipment, net	—	1,908	—			1,908
Investments held in Trust account	277,874	—	(277,874)	(A	)	—
Other long-term assets	4,000	3,539	(3,396)	(B	)	16,640
			12,497	(G	)

Total Assets	$281,952	$36,648	$(248,984)			$69,616

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable and other current liabilities	$3,268	$8,047	$4,572	(B	)	$18,215
			(172)	(E	)
			2,500	(P	)
Accrued expenses due to related parties	1,660	—	—			1,660
Short-term debt	—	34,311	(34,311)	(E	)	—

Total current liabilities	4,928	42,358	(27,411)			19,875
Long-term debt	—	16,153	(32,824)	(H	)	(16,671)
Long-term debt - related party	—	16,670	—			16,670
Derivative liability	—	26,017	(26,017)	(H	)	—
Other long-term liabilities	17,316	803	(8,556)	(I	)	7,663
			2,100	(B	)
			(4,000)	(Q	)
Deferred underwriting fees	9,660	—	(2,000)	(C	)	7,660

Total liabilities	31,904	102,001	(98,708)			35,197

Redeemable convertible preferred stock	—	152,978	(152,978)	(J	)	—
Ordinary shares subject to possible redemption	276,000	—	(276,000)	(K	)	—
CCAC Class A Ordinary Shares	—	—	3	(K	)	—
			(4)	(L	)
			1	(M	)
CCAC Class B Ordinary Shares	1	—	(1)	(M	)	—

	As of December 31, 2021					As of December 31, 2021
	CCAC (Historical)	Quanergy (Historical)	Pro Forma Adjustments			Pro Forma Combined
Quanergy Common Stock	—	—	(3)	(F	)	8
			11	(L	)
Legacy Quanergy Common Stock	—	1	—			1
Additional paid-in capital	—	89,326	(18,570)	(B	)	466,855
			36,950	(D	)
			24,993	(G	)
			143,265	(H	)
			8,556	(I	)
			152,978	(J	)
			275,997	(K	)
			(7)	(L	)
			(25,953)	(N	)
			43,754	(O	)
			80	(Q	)
			(264,514)	(F	)
Accumulated other comprehensive loss	—	(61)	—			(61)
Accumulated deficit	(25,953)	(307,597)	(529)	(E	)	(432,384)
			—	—
			(84,424)	(H	)
			25,953	(N	)
			(43,754)	(O	)
			3,920	(Q	)

Total stockholders’ equity (deficit)	(25,952)	(218,331)	278,702			34,419

Total liabilities and stockholders’ equity (deficit)	$281,952	$36,648	$(248,984)			$69,616

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended December 31, 2021

(in thousands, except share and per share amounts)

	For the year ended December 31, 2021					For the year ended December 31, 2021
	CCAC (Historical)	Quanergy (Historical)	Pro Forma Adjustments			Pro Forma Combined
Revenue	$—	$3,928	$—			$3,928
Cost of goods sold	—	3,939	566	(DD	)	4,505

Gross profit	—	(11)	(566)			(577)
Operating expenses
Research and development	—	17,011	3,761	(DD	)	28,238
			1,218	(EE	)
			6,248	(FF	)
Sales and marketing	—	8,286	2,270	(DD	)	17,132
			328	(EE	)
			6,248	(FF	)
General and administrative	5,763	15,653	31,769	(DD	)	54,075
			890	(EE	)

Total operating expenses	5,763	40,950	52,732			99,445

Loss from operations	(5,763)	(40,961)	(53,298)			(100,022)

Interest expense	—	(21,484)	3,867	(BB	)	—
			17,617	(CC	)
Interest income and realized gain from sale of treasury securities	—	5	—			5
Other income (expense)	23,332	(1,078)	(14,904)	(GG	)	10,978
			(377)	(HH	)
			4,005	(II	)

Income (loss) before income taxes	17,569	(63,518)	(43,090)			(89,039)

Provision for income taxes	—	(26)	—			(26)

Net income (loss)	$17,569	$(63,544)	$(43,090)			$(89,065)

Other comprehensive income	—	—	—			—

Total comprehensive income (loss)	$17,569	$(63,544)	$(43,090)			$(89,065)

Basic and diluted net income per ordinary share, Class A Ordinary Shares	$0.51
Weighted average shares outstanding, basic and diluted, Class A Ordinary Shares	27,600,000
Basic and diluted net income per ordinary share, Class B Ordinary Shares	$0.51
Weighted average shares outstanding, basic and diluted, Class B Ordinary Shares	6,900,000
Basic and diluted net loss per share		$(9.00)				$(0.93)
Weighted average shares outstanding, basic and diluted		7,059,609				95,734,903

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended December 31, 2020

(in thousands, except share and per share amounts)

	For year ended on December 31, 2020					For year ended on December 31, 2020
	CCAC (Historical)	Quanergy (Historical)	Pro Forma Adjustments			Pro Forma Combined
Revenue	$—	$3,015	$—			$3,015
Cost of goods sold	—	2,586	301	(DD	)	2,887

Gross profit	—	429	(301)			128
Operating expenses
Research and development	—	15,373	1,485	(DD	)	24,323
			1,217	(EE	)
			6,248	(FF	)
Sales and marketing	—	6,486	621	(DD	)	13,743
			388	(EE	)
			6,248	(FF	)
General and administrative	562	9,472	2,896	(DD	)	13,683
			753	(EE	)

Total operating expenses	562	31,331	19,856			51,749

Loss from operations	(562)	(30,902)	(20,157)			(51,621)

Interest expense	—	(6,346)	3,571	(BB	)	—
			2,775	(CC	)
Interest income and realized gain from sale of treasury securities	1,846	—	(1,846)	(AA	)	—
Other income (expense)	(11,791)	1,420	(4,157)	(BB	)	(97,092)
			(87,670)	(JJ	)
			5,106	(GG	)

Loss before income taxes	(10,507)	(35,828)	(102,378)			(148,713)

Provision for income taxes	—	(7)	—			(7)

Net loss	$(10,507)	$(35,835)	$(103,378)			$(148,720)

Other comprehensive income	—	12	—			12

Total comprehensive loss	$(10,507)	$(35,823)	$(102,378)			$(148,708)

Basic and diluted net income per ordinary share, Class A Ordinary Shares	$(0.34)
Weighted average shares outstanding, basic and diluted, Class A Ordinary Shares	24,348,493
Basic and diluted net income per ordinary share, Class B Ordinary Shares	$(0.34)
Weighted average shares outstanding, basic and diluted, Class B Ordinary Shares	6,900,000
Basic and diluted net loss per share		$(7.06)				$(1.55)
Weighted average shares outstanding, basic and diluted		5,077,336				95,734,903

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1. Description of the Business Combination

In June 2021, CCAC and Merger Sub, the wholly owned subsidiary of CCAC, entered into the Merger Agreement with Legacy Quanergy with the Business Combination completed on February 8, 2022. In connection with the Business Combination, CCAC changed its jurisdiction of incorporation by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware, upon which CCAC changed its name to “Quanergy Systems, Inc.” Immediately after the Domestication, Merger Sub merged with and into Legacy Quanergy, the separate corporate existence of Merger Sub ceased, and Legacy Quanergy became the surviving company in the Merger, and a wholly owned subsidiary of CCAC (the “Merger”). CCAC changed its name to “Quanergy Systems, Inc.” (referred to herein, together with its subsidiaries, as “Quanergy”), with Legacy Quanergy Stockholders holding the majority of the common stock of Quanergy.

Pursuant to the Merger Agreement, the aggregate stock consideration issued by Quanergy in the Business Combination is $1.1 billion, consisting of 108,927,204 newly issued shares of Quanergy valued at $10.00 per share. Legacy Quanergy Stockholders will receive $970.0 million in the form of 97,000,000 newly issued shares of Quanergy (including certain convertible equity securities calculated on a treasury stock method basis). CCAC stockholders will continue to hold 8,232,204 of existing shares, and the PIPE Investors will purchase 3,695,000 newly issued shares at $10.00 per share.

The following summarizes consideration to Legacy Quanergy at closing of the Business Combination.

(amounts in thousands, except share data)
Shares transferred at Closing(1)(2)(3)	97,000,000
Value per share	10.00

Total Share Consideration(4)	$970,000.0

(1)

The number of shares presently transferred to Legacy Quanergy Stockholders upon consummation of the Business Combination include (i) 57,020,284 shares of common stock of Quanergy, issued for the outstanding shares of Legacy Quanergy (ii) 14,465,014 shares of common stock of Quanergy issued for the conversion of the Unsecured Notes, at the Effective Time; (iii) 12,322,401 shares of common stock of Quanergy issued for shares of Legacy Quanergy common stock underlying the warrants, at the Effective Time; (iv) 13,192,301 shares of common stock of Quanergy reserved to be issued as vested and unvested options and RSUs for Legacy Quanergy options and RSUs, in each case, calculated on a treasury stock method.

(2)	12,322,401 shares of common stock of Quanergy represent potential shares of common stock exercisable for nominal consideration, therefore, deemed to be issued and outstanding.
(3)	The number of shares issued to Legacy Quanergy Stockholders (calculated on a treasury stock method basis) upon consummation of the Business Combination.
(4)

Share consideration is calculated using a $10.00 reference price. The actual total value of share consideration was dependent on the value of the common stock at Closing; however, no expected change from any change in CCAC Class A common stock’s trading price on the pro forma financial statements as the Business Combination will be accounted for as a reverse recapitalization.

The value of share consideration issued at the Closing is determined by application of the Exchange Ratio of 3.8799 (except for Series B and Series C preferred stock, which will be converted using ratios of 11.5423 and 14.3118, respectively), which is based on the $10.00 reference price per share upon consummation of the Business Combination.

2. Basis of Presentation

The Business Combination was accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with accounting principles generally accepted in the United States of America. Under this method of accounting, CCAC will be treated as the acquired company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Legacy Quanergy issuing shares for the net assets of CCAC, accompanied by a recapitalization. The net assets of CCAC will be recognized at historical cost, with no goodwill or other intangible assets recorded.

Legacy Quanergy has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

•	Legacy Quanergy’s stockholders have majority of the voting power;

•	Legacy Quanergy appointed the majority of the board of directors of Quanergy;

•	Legacy Quanergy’s existing management comprise the management of Quanergy;

•	Legacy Quanergy comprise the ongoing operations of Quanergy;

•	Legacy Quanergy is the larger entity based on historical revenues and business operations;

•	Quanergy assumes Legacy Quanergy’s name.

The unaudited pro forma condensed combined balance sheet as of December 31, 2021 assumes that the Business Combination occurred on December 31, 2021. The unaudited pro forma condensed combined statement of operations for the years ended December 31, 2020 and 2021 presents the pro forma effect of the Business Combination as if it had been completed on January 1, 2020. These periods are presented on the basis of Legacy Quanergy being the accounting acquirer.

The unaudited pro forma condensed combined balance sheet as of December 31, 2021 has been prepared using, and should be read in conjunction with, the following:

•	CCAC’s audited balance sheet as of December 31, 2021 and the related notes for the year ended December 31, 2021, included elsewhere in this prospectus; and

•	Legacy Quanergy’s audited consolidated balance sheet as of December 31, 2021 and the related notes for the year ended December 31, 2021, included elsewhere in this prospectus.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2021 and the year ended December 31, 2020 has been prepared using, and should be read in conjunction, with the following:

•	CCAC’s audited statement of operations for the years ended December 31, 2021 and 2020 and the related notes, included elsewhere in this prospectus; and

•	Legacy Quanergy’s audited statement of operations for the years ended December 31, 2021 and 2020 and the related notes, included elsewhere in this prospectus.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments (“Pro Forma Adjustments”). As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Business Combination.

The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of Quanergy. They should be read in conjunction with the audited financial statements and notes thereto of each of CCAC and Legacy Quanergy included elsewhere in this prospectus.

The unaudited pro forma condensed combined financial information does not reflect the income tax effects of the pro forma adjustments. Quanergy’s management believes the income tax effects to not be meaningful given Quanergy incurred significant losses during the historical periods presented.

The following summarizes the pro forma common stock ownership as of immediately following the consummation of the Business Combination:

	Number of Outstanding Shares	% Ownership
Legacy Quanergy stockholders	97,000,000	89.1%
PIPE Investors	3,695,000	3.4%
CCAC Class A ordinary shares(1)	1,332,204	1.2%
CCAC Class B ordinary shares	6,900,000	6.3%

	108,927,204

(1) Reflects redemptions of 26,267,796 shares.

Accounting Policies

Upon consummation of the Business Combination, management will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of Quanergy.

3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The transaction accounting adjustments included in the unaudited pro forma condensed combined balance sheet as of December 31, 2021 are as follows:

(A)

Reflects the reclassification of cash and cash equivalents held in CCAC’s Trust Account that becomes available and to reflect that the cash equivalents are available to effectuate the transaction in connection with the Business Combination.

(B)

Reflects the payment of transaction costs incurred by CCAC and Legacy Quanergy in 2021 including, but not limited to, preliminary estimated advisory, legal, accounting fees and other professional fees that will be paid in connection with the consummation of the Business Combination. The acquisition-related transaction costs are accounted for as equity issuance costs and the unaudited pro forma condensed balance sheet reflects these costs as a reduction of cash, an increase to accounts payable, or an increase to other long-term liabilities, with a corresponding decrease to additional paid in capital. As of December 31, 2021, CCAC and Legacy Quanergy had accrued approximately $0.6 million and $2.7 million, respectively, with such amounts reflected in accounts payable and other current liabilities, and Legacy Quanergy had capitalized $3.3 million deferred transaction costs reflected in other long-term assets.

(C)	Reflects the cash settlement of deferred underwriting fees incurred during CCAC’s IPO due upon completion of the Business Combination, with the balance due in 2 years.

(D)

Reflects the proceeds of $37.0 million from the issuance and sale of 3.7 million shares of common stock at $10.00 per share pursuant to the PIPE Investment. The unaudited pro forma condensed balance sheet reflects the conversion with a corresponding increase of $37.0 million to additional paid in-capital and an increase of less than $0.1 million to Quanergy common stock.

(E)

Reflects cash settlement of the outstanding principal amount of $25.5 million for the 2022 Secured Notes and $9.3 million of accrued interest. The adjustment of $0.5 million to accumulated deficit reflects the loss upon extinguishment of the 2022 Secured Notes based on the payoff amount of $35.0 million, compared to the book value of the debt which totaled $34.3 million, net of debt discount, and the settlement of derivative liability totaling $0.2 million.

(F)

Reflects the payment made to redeeming CCAC public stockholders upon consummation of the Business Combination. The amount of redemptions is 26,267,796 shares of Class A ordinary shares redeemed for $264.5 million allocated to Quanergy Common Stock and additional paid-in capital, using a par value of $0.0001 per share at a redemption price of $10.07 per share (based on the fair value of marketable securities held in the Trust Account as of December 31, 2021 of $277.9 million).

(G)

Reflects a charge of $25.0 million to additional paid-in capital for warrants issued to an external advisor for future services to be provided under a collaboration agreement, with a corresponding increase of $12.5 million in prepaid expenses and other current assets and $12.5 million in other long-term assets. The deferred cost is expected to be amortized over the two-year service period.

(H)

Reflects the conversion of the outstanding debt balance totaling $58.8 million (net of debt discount totaling $38.6 million) including accrued interest of $6.8 million of Legacy Quanergy’s Unsecured Notes, and related debt derivative liability of $26.0 million, immediately prior to the consummation of the Business Combination into shares of Legacy Quanergy common stock (and subsequently to Quanergy common stock) at two times the value of the face value of notes plus accrued interest, in accordance with terms of settlement provisions included in the convertible note agreement. Due to these settlement terms, Legacy Quanergy remeasured the associated derivative liability, resulting in the recognition of an expense of $84.4 million which is recorded as an adjustment to accumulated deficit. The unaudited pro forma condensed balance sheet reflects the conversion with a corresponding increase of $143.3 million to additional paid in-capital.

(I)

Reflects the reclassification of $8.6 million of warrant liabilities associated with CCAC’s public warrants to additional paid-in capital. Upon the consummation of the merger, Quanergy will have a single class equity structure, and the public warrants are expected to qualify as equity instruments under ASC 815, Derivatives and Hedging. The final determination of the accounting for the public warrants will be determined by the accounting acquirer after the consummation of the merger.

(J)

Reflects the conversion of Legacy Quanergy’s convertible preferred stock immediately prior to the consummation of the Business Combination into Quanergy’s common stock. The unaudited pro forma condensed balance sheet reflects the conversion with a corresponding increase of $153.0 million to additional paid in-capital.

(K)

Reflects the reclassification of historical CCAC’s Class A ordinary stock subject to possible redemption from temporary equity into permanent equity immediately prior to the consummation of the Business Combination. The unaudited pro forma condensed balance sheet reflects the conversion with a corresponding increase of $276.0 million to additional paid in-capital and an increase of less than $0.1 million to Quanergy common stock.

(L)	Reflects recapitalization of shares of Legacy Quanergy common stock and CCAC Class A ordinary shares to Quanergy common stock.

(M)	Reflects the conversion of CCAC Class B ordinary shares to CCAC Class A ordinary shares pursuant to terms of the Merger Agreement.

(N)	Reflects the reclassification of CCAC’s historical retained earnings to additional paid-in-capital in connection with the consummation of the Business Combination.

(O)

Reflects stock-based compensation expense of approximately $43.8 million associated with performance RSUs granted to employees and non-employees. The performance condition is deemed to be probable of being met upon consummation of the Business Combination, resulting in Quanergy recognizing a one-time catch-up expense.

(P)	Reflects the commitment fee of 2% of the $125 million facility payable to GEMS which would need to be paid within a year of the first trading day of Quanergy.

(Q)

Reflects common stock warrants of 2.5% of the total equity interests of CCAC on a fully diluted basis as of the Closing Date, at an exercise price of $10.0 per share, exercisable into shares of Quanergy after the Merger to GEMS. The warrants were issued in December 2021 and upon the Closing Date, the warrant liability was remeasured, resulting in the recognition of income of $3.9 million, which is recorded as an adjustment to accumulated deficit. At the Closing Date, the warrants were reclassified as equity, resulting in a $0.1 million increase to additional paid-in capital

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

The transaction accounting adjustments included in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 and the nine months ended December 31, 2021 are as follows:

(AA)	Reflects the elimination of historical interest income earned on CCAC’s Trust Account.

(BB)

Reflects the reversal of the historical interest expense and historical remeasurement of derivative liabilities recorded related to Legacy Quanergy’s 2022 Secured Notes and 2023 Unsecured Notes, which have been settled and converted, respectively, upon consummation of the Business Combination.

(CC)

Reflects the reversal of the historical interest expense related to Legacy Quanergy’s 2023 Notes, which shall automatically convert into shares of Quanergy at the rate of 50% of the share price, upon consummation of the Business Combination.

(DD)

Reflects the stock-based compensation associated with performance RSUs, post achievement of the performance condition in accordance with the vesting conditions of the awards. The performance condition is deemed to be probable of being met upon consummation of the Business Combination.

(EE)	Reflects incremental expense pertaining to retention plan bonus payout for certain employees that was triggered by the consummation of the Business Combination.

(FF)

Reflects the expense recognized related to vesting of warrants issued to an external advisor in exchange for a collaboration agreement through which the advisor will support Legacy Quanergy’s product and market development activities for both the IoT and automotive markets. The expense presented in the pro forma period is based on management’s estimate of the pattern of consumption of services to be obtained under this collaboration agreement.

(GG)

Reflects the elimination of the change in valuation of warrant liabilities associated with CCAC’s public warrants, upon the reclassification of such warrants from liability to equity classified instruments.

(HH)	Reflects elimination of impact of the historical remeasurement of derivative liabilities for 2022 Notes for the year ended December 31, 2021.

(II)	Reflects elimination of impact of the historical remeasurement of derivative liabilities for 2023 Notes, which have been settled and converted upon consummation of the Business Combination.

(JJ)

Reflects the remeasurement gains and losses of Legacy Quanergy’s 2023 Notes related derivative liabilities upon the automatic conversion of Legacy Quanergy’s 2023 Notes into shares of Quanergy at the rate of 50% of the share price, simultaneously with the consummation of the Business Combination.

5. Loss per share

Represents the net loss per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since January 1, 2020. As the Business Combination is being reflected as if it had occurred at the beginning of the periods presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entire periods presented. When assuming the redemption scenarios described above, this calculation is adjusted to eliminate such shares for the entire periods.

	Year ended December 31, 2021	Year ended December 31, 2020
(amounts in thousands, except share data)	Pro forma combined	Pro forma combined
Pro forma net loss	$(89,065)	$(148,720)
Basic weighted average shares outstanding	95,734,903	95,734,903
Net loss per share – Basic and Diluted	$(0.93)	$(1.55)
Basic weighted average shares outstanding
Legacy Quanergy Equity holders (1)	83,807,699	83,807,699
PIPE Investors	3,695,000	3,695,000
CCAC Class A Ordinary Shares	1,332,204	1,332,204
CCAC Class B Ordinary Shares	6,900,000	6,900,000

(1)

The number of outstanding shares held by Legacy Quanergy Equity holders excludes 13,192,301 shares of common stock of Quanergy reserved to be issued in exchange for Legacy Quanergy Inc. vested and unvested options and RSUs.

The following potential outstanding securities were excluded from the computation of pro forma net loss per share, basic and diluted, because their effect would have been anti-dilutive or issuance of such shares is contingent upon the satisfaction of certain conditions which were not satisfied by the end of the period:

Legacy Quanergy Inc. stock options and RSUs	13,192,301
CCAC — public and private placement warrants	21,320,000
GEMS PIPE shares	12,500,000

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provide information which our management believes is relevant to an assessment and understanding of our consolidated results of operations and financial condition. The discussion should be read together with the consolidated financial statements and related notes that are included elsewhere in this prospectus. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or in other parts of this prospectus. Please also see the section titled “Cautionary Note Regarding Forward-Looking Statements.”

Overview

We design, develop and produce LiDAR sensors and are a leader in 3D sensing that delivers robust and intelligent real- time 3D object detection and classification solutions.

Currently, our applications and products are targeted towards five key market groups: 1) the Security market where we build applications leveraging the mechanical M Series LiDAR combined with proprietary software for perimeter security and intrusion detection applications; 2) the Smart Cities / Spaces market, where our flow management tools are used in cities and municipalities to improve the movement and safety of their citizens in dense urban settings; 3) the Mapping market, where customers are currently utilizing the M8 mechanical LiDAR for terrestrial and aerial mapping; 4) the Industrial market, where we are launching our solid state and mechanical LiDAR solutions for material handling, logistics, and measurement; and 5) the Transportation market which consists of passenger vehicles as well as heavy vehicles and off highway applications such as agricultural and mining equipment, which we are primarily looking to service through our solid state S Series LiDAR for use in Advanced Driver Assist Systems as well as in highly automated vehicle applications.

We generate revenue primarily by entering into supply arrangements with systems integrators, value added resellers, distributors and end customers. We have also, in the past, received funds from evaluation agreements, where a customer obtains early access to technology through evaluation samples of products and related software.

To date, we have financed our operations primarily through private placements of convertible preferred stock and issuance of convertible notes. From the date of our incorporation through December 31, 2021, we have raised aggregate net proceeds of approximately $153 million and $89 million from the issuance of convertible preferred stock and convertible notes, respectively. We incurred a net loss of $63.5 million and used $30.1 million in cash to fund our operations during the year ended December 31, 2021.

Over the last two years, key changes to our R&D and product development organizations have accelerated the pace of product releases. In 2020, we released 10 new solutions (four sensors, four software products, and two VMS integrations). In the year ended December 31, 2021, we have released 10 new solutions (two sensors and eight software products). This is quite a bit higher than the four new solutions we released in 2019. We expect to continue investing in R&D and product development to further support sales growth going forward.

The years ended December 31, 2021 and 2020 were also critical years for the development of our S3 platform. After receiving new hardware at the end of 2019, we devoted much of the years ended December 31, 2021 and 2020to a testing and optimization program that increased the outdoor range of our sensors from 20 meters in January 2020 to 100 meters by January 2021 and 200 meters presently. As we continue to fine tune a new silicon detector, we expect to improve our sensor performance and increase our technical relevance for transportation and industrial applications.

Impact of COVID-19

The extensive impact of the pandemic caused by the novel coronavirus (“COVID-19”) has resulted, and will likely continue to result, in significant disruptions to the global economy, as well as businesses and capital markets around the world. In an effort to halt the outbreak of COVID-19, a number of countries, states, counties, and other jurisdictions have imposed, and may impose in the future, various measures, including but not limited to, voluntary and mandatory quarantines, stay-at-home orders, travel restrictions, limitations on gatherings of people, reduced operations, and extended closures of businesses.

With respect to our results, sales for the years ended December 31, 2021 and 2020 were heavily impacted by COVID-19 primarily due to the delay of projects and slowing overall business activity, as well as, in certain cases, the inability to physically access customer sites. Despite these setbacks, we reacted quickly to help offset the negative cash flow impacts of these factors with key elements of our cash preservation plan in 2020 including furloughing nearly 50% of our employees, negotiating extended payment terms with vendors, cutting wages across the entire workforce and reducing overall external contractor spending. We also benefited from a $2.5 million Paycheck Protection Program (“PPP”) loan from the Small Business Administration. We maintained a cautious pace of spending through the year ended December 31, 2021, which when combined with the issuance of $48.7m in convertible notes, gave us adequate liquidity to run our operating plan.

While business conditions improved sequentially each quarter in 2021, broader implications of the COVID-19 pandemic were present throughout the year on our workforce, operations, supply chain, and customer demand. Turning to 2022, significant uncertainties remain relating to disruptions from COVID-19, broad based supply chain shortages, and geopolitical risks related to the events unfolding in the Ukraine.

See the section entitled “Risk Factors” for further discussion of the possible impact of COVID-19 on our business.

Comparability of financial information

Our results of operations and statements of assets and liabilities may not be comparable between periods as a result of the Business Combination (as defined below).

Business Combination and Public Company Costs

On February 8, 2022 (the “Closing Date”), subsequent to the end of the fiscal year ended December 31, 2021, the fiscal year to which this management’s discussion and analysis of financial condition and results of operations relates, Quanergy Systems, Inc., a Delaware corporation (f/k/a CITIC Capital Acquisition Corp. (“CCAC”)), consummated the previously announced merger (the “Closing”) pursuant to that certain Agreement and Plan of Merger, dated June 21, 2021, as amended on June 28, 2021, November 14, 2021 and December 26, 2021 (the “Merger Agreement”), by and among CCAC, CITIC Capital Merger Sub Inc., a Delaware corporation and direct wholly owned subsidiary of CCAC (“Merger Sub”) and Quanergy. CCAC’s shareholders approved the Business Combination (the “Business Combination”) and the change of CCAC’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware by deregistering as an exempted company in the Cayman Islands and domesticating and continuing as a corporation formed under the laws of the State of Delaware (the “Domestication”) at an extraordinary general meeting of stockholders held on January 31, 2022.

On February 7, 2022, one business day prior to the Closing Date, CCAC effectuated the Domestication, pursuant to which each of CCAC’s currently issued and outstanding Class A ordinary shares and Class B ordinary shares automatically converted by operation of law, on a one-for-one basis, into shares of common stock of the Company (“Common Stock”). Similarly, all of CCAC’s outstanding warrants became warrants to acquire shares of Common Stock, and no other changes were made to the terms of any outstanding warrants.

Pursuant to the terms of the Merger Agreement, the Business Combination was effected through the merger (the “Merger”) of Merger Sub with and into Legacy Quanergy, whereupon the separate corporate existence of

Merger Sub ceased and Quanergy became the surviving company and a wholly owned subsidiary of CCAC. In connection with the Domestication, CCAC changed its name from CITIC Capital Acquisition Corp. to Quanergy Systems, Inc.

The Business Combination was accounted for as a reverse recapitalization. Under this method of accounting, CCAC is treated as the acquired company for financial statement reporting purposes. As a result of the Merger, the most significant change in the Company’s future reported financial position and results are an estimated cash balance (as compared to Quanergy’s consolidated balance sheet at December 31, 2021) of $30.9 million, assuming stockholder redemptions of 26,267,796 shares of Common Stock, or $264.5 million, including $37.0 million in gross proceeds from the PIPE Investment by the PIPE Investors and after deducting $35.0 million of indebtedness to be repaid and approximately $10.5 million in total direct and incremental transaction costs and partial settlement of CCAC deferred underwriting commission. See the section titled “Unaudited Pro Forma Condensed Combined Financial Information” for additional information.

As a consequence of the Merger, Quanergy has become the successor to an SEC registered and listed company with New York Stock Exchange, which will require Quanergy to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices.

Factors affecting our performance

Pricing, product costs and margins

Our pricing and margins will depend on the volumes and the features as well as specific market applications of the solutions we provide to our customers. To date, most of our revenue has been generated from flow management solutions which entail M Series sensors paired with our Qortex software for Smart City, Smart Spaces and Security applications. As we expand further into the industrial market, we expect prices to generally decrease as these products are adopted into higher volume programs with higher price sensitivity and in many cases less complex performance requirements. This downward trend in Average Selling Prices is expected to continue as we incorporate orders from the transportation market where cost pressures are significant. As an offset to these pressures, we expected to benefit from improved fixed cost absorption as revenues scale and we are able to amortize fixed costs among more units, and improved variable costs from scale and redesign opportunities. Through both of these we expect to be able keep cost downs ahead of price downs which is accretive to margins. Our ability to compete in key markets will depend on the success of our efforts to efficiently and reliably produce cost-effective smart vision solutions for our commercial-stage customers. We anticipate that our process will vary by market and application due to market-specific product and commercial requirements, supply and demand dynamics and product lifecycles.

Commercialization of LiDAR based applications

We believe the LiDAR market today represents a sizable opportunity, and we see significant growth in the TAM across multiple end markets. We also believe we are well-positioned to take advantage of this opportunity, with strong customer relationships and differentiated products that give us opportunities across many different use cases. With that said, we expect that our results of operations, including revenue and gross margins, will fluctuate on a quarterly basis for the foreseeable future as our results are significantly impacted by the timing of individual projects, customer adoption, and overall sales cycles within each vertical. As more customers reach the commercialization phase and as the market for LiDAR solutions matures, these fluctuations in our operating results may become less pronounced. However, in the near term, our revenue may not grow as we expect until more customers commercialize their products.

End market concentration

Until now, the majority of our revenue has come from flow management applications which made up 81% of our revenue for the year ended

December 31, 2021, with the balance of revenues being from various other sources. This is because we have had these solutions in market for some time and have been able to digest customer feedback and improve the products to optimize their performance for these use cases. We believe our entry into new markets will continue to facilitate revenue growth and customer diversification. While we will continue to expand the end markets we serve, we anticipate that sales to a limited number of end markets will continue to account for a significant portion of our total revenue for the foreseeable future. Our end market concentration may cause our financial performance to fluctuate significantly from period to period based on the success or failure of the markets in which we compete. Success in an end market, or commercialization, is uncertain and may develop differently in each case, with unique pricing, volume, and cost dynamics. Additionally, as production scales in order to meet the demands of commercialization, pricing pressure typically increases, and the amount of that pressure is expected to vary by market.

Sales volume

Sales volumes for our solutions can vary significantly by customer. This can depend on several factors, including the reputation of the end customer, market penetration, product capabilities, size of the end market that the product addresses and our end customers’ ability to sell their products. In addition to end market demand, sales volumes can also depend on the stage of development, with significantly higher volumes being typically associated with the production phase vs development phase. Our business can be significantly impacted by our ability to estimate these customer commitments and select projects that will successfully transition from development to production.

Continued investment and innovation

Our financial performance is significantly dependent on our ability to build on our position in the LiDAR market. This is dependent on the investments we make in research and development. It is essential that we continually identify and respond to rapidly evolving customer requirements, develop, and introduce innovative new products, enhance and service existing products and generate active market demand for our products. If we fail to do this, our leading market position and revenue may be adversely affected, and our investments in that area may not be recovered.

Market trends and uncertainties

We believe our business prospects are supported by favorable market trends that are likely to support growth in the LiDAR market over the next several years. We see the largest near-term growth opportunities coming from the IoT markets which encompass flow management, the industrial market, and mapping. In the shorter term we see the largest pipeline of opportunities at Quanergy coming from flow management solutions driven by increased demand from smart city, smart spaces, and security applications for managing human and vehicle movements in densely populated environments. We also see expect a rapidly increasing opportunity from the industrial market driven by increasing levels of automation for manufacturing, material handling and logistics. We believe that the transportation market represents a significant opportunity as auto OEMs shift from driver assist systems to increasing levels of automation, responding to consumer demands for increased safety and convenience. While the technology for significant automation at low volumes exists today, we believe high volume production of highly automated vehicles with LiDAR sensors is several years away as systems still need to see improvements in cost and performance. Our expectation is that some large volume LiDAR based programs will start to see deployment mid-decade with significant industry growth thereafter.

Although increasing adoption of LiDAR technology may generate higher demand, we may not be able to take advantage of demand if we are unable to anticipate customer needs quickly enough. The LiDAR industry is competitive with many well-funded new entrants, so we will need to build on our positioning with robust investment in new product to increase market acceptance of our LiDAR technology.

Margin Improvements

Our product costs and gross margins will depend largely on the volumes of the solutions we provide to our customers. Our ability to compete in our target markets will depend on the success of our digital LiDAR solutions and the ultimate volume of our sensors sold. We anticipate that our selling process will vary by target end market and application due to market-specific supply and demand dynamics. We expect these customer-specific selling price fluctuations combined with our volume-driven product costs may drive fluctuations in revenue and gross margins on a quarterly basis. However, we expect that volume-driven product cost improvements will lead to a gross margin improvement as our sales volume increases over time.

Non-GAAP Financial Measures

We consider adjusted EBITDA to be an important non-GAAP financial measure because it helps illustrate underlying trends in our business and our historical operating performance on a more consistent basis. We believe that the use of adjusted EBITDA is helpful to our investors as it is a metric used by management in assessing the health of our business and our operating performance.

However, non-GAAP financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP. In addition, other companies, including companies in our industry, may calculate similarly titled non-GAAP measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measures as tools for comparison. A reconciliation is provided below for the non-GAAP financial measure to the most directly comparable financial measure stated in accordance with GAAP. Investors are encouraged to review the related GAAP financial measure and the reconciliation of this non-GAAP financial measure to its most directly comparable GAAP financial measure, and not to rely on any single financial measure to evaluate our business.

Adjusted EBITDA

Adjusted EBITDA is a key performance measure that our management uses to assess our operating performance. Because adjusted EBITDA facilitates internal comparisons of our historical operating performance on a more consistent basis, we use this measure for business planning purposes. We define adjusted EBITDA as net loss before depreciation and amortization, provision for income taxes, interest expense (net), non-cash gain or loss on debt transactions, certain non-recurring gains and losses and any extraordinary, unusual or non-recurring charges, expenses or losses, restructuring costs, stock-based compensation and change in fair value of derivative liabilities.

Our adjusted EBITDA may not be comparable to similarly titled measures of other companies because they may not calculate adjusted EBITDA in the same manner as we calculate the measure, limiting its usefulness as a comparative measure. Our presentation of adjusted EBITDA should not be construed as an inference that our future results will be unaffected by these expenses or any unusual or non-recurring items. When evaluating our performance, you should consider adjusted EBITDA alongside other financial performance measures, including our net loss and other GAAP results.

The following table reconciles net loss to adjusted EBITDA for the years ended December 31, 2021, and 2020, respectively:

	For year ended December 31,
	2021	2020
Adjusted EBITDA
Net loss	$(63,544)	$(35,835)
Stock-based compensation expense	11,972	5,443
Depreciation and amortization	948	1,192
Interest expense	21,489	6,380
Interest income	(5)	(34)
Change in fair value of derivative liability	3,628	(1,402)
Gain on forgiveness of PPP loan	(2,515)	—
Other comprehensive income, net	—	(12)
Income tax provision (benefit)	26	7

Adjusted EBITDA	$(28,001)	$(24,261)

Some of the limitations of adjusted EBITDA include (i) adjusted EBITDA does not properly reflect capital commitments to be paid in the future, and (ii) although depreciation and amortization are non-cash charges, the underlying assets may need to be replaced and adjusted EBITDA does not reflect these capital expenditures. In evaluating adjusted EBITDA, you should be aware that in the future we may incur expenses similar to the adjustments in this presentation.

Basis of presentation

Quanergy currently conducts its business through a single operating segment. Substantially, all our long-lived assets are maintained in, and our losses are attributable to, the United States of America. See Note 1 and Note 15 in the accompanying audited consolidated financial statements for more information on basis of presentation and operating segments, respectively.

Components of results of operations

Net sales

We generate revenue primarily by entering into standard supply arrangements with systems integrators, value added resellers, distributors, and end users. These end-customers and channel partners typically bundle Qortex perception software with a perpetual or term license, and/or services related to the support of the software and hardware and/or installation services. We also have instances of standalone sales of sensors and hardware equipment to customers.

Standard Supply Arrangements:

We recognize revenue from sales of products and services upon delivery. Delivery occurs upon transfer of title and all risks and rewards of ownership to the customer, which is generally upon shipment. Maintenance and support revenue is recognized ratably over the term of the support period. Certain of our arrangements are multiple-element arrangements with a combination of product and service.

We mostly use Distributors and SIs to complement our direct sales and marketing efforts. The Distributors and SIs receive business terms of sale similar to those received by our direct customers, and payment to us is not contingent on the receipt of payment from the end customer. The Distributors and SIs negotiate pricing with the customer and are responsible for certain support levels directly with the customer.

See “—Critical Accounting Policies and Estimates—Revenue Recognition” below for a more detailed discussion of our revenue recognition policy.

Cost of Goods Sold

Cost of goods sold includes actual cost of material, labor, and manufacturing overhead, including depreciation and amortization, incurred for revenue- producing units shipped and includes associated warranty costs and other costs. Cost of goods sold also includes employee-related costs, including salaries, bonuses, stock-based compensation expense and employee benefit costs associated with the manufacturing of our LiDAR sensors. We expect cost of goods sold to increase in absolute dollars in future periods along with our revenue levels.

Gross Profit and Gross Margin

Our gross profit represents net sales less our total costs of goods sold, and our gross margin is our gross profit expressed as a percentage of our total revenues. We expect that gross profit and gross margin will continue to be affected by various factors including our pricing, volumes, and amount of investment to maintain or expand our sensors and sensing solutions, excess and obsolete inventories, cost structure for manufacturing operations, product support obligations, share-based compensation expenses, as well as allocated overhead. We expect our gross profit and gross margins to improve over the long term, although it varies by product and could fluctuate from period to period depending on the factors described above.

Operating Expenses

Research and Development

Research and development expenses consist primarily of personnel-related costs directly associated with our research and development organization. These expenses also include non-personnel costs such as professional fees payable to third parties, license and subscription fees for development tools, pre-production product related costs including wafer fabrication costs, and other expenses related to collaborative arrangements. Our research and development efforts are focused on enhancing and developing additional functionality for our existing products and on new product development, including new releases and upgrades to our LiDAR sensors. We expense research and development costs as incurred. We expect our research and development expenses to increase in absolute dollars as we increase our investment in new mechanical sensors, in engineering development for our S-Series program as well as in hardware and software development to broaden the capabilities of our solutions and introduce new products and features.

Sales and Marketing

Our sales and marketing expenses consist primarily of personnel-related costs directly associated with our sales and marketing activities. These include the cost of sales commissions, marketing programs, trade shows, consulting services, promotional materials, demonstration equipment, an allocated portion of facility and IT costs and depreciation. We intend to continue to make significant investments in our sales and marketing organization to drive additional revenue, further penetrate the market and expand our global customer base. As a result, we expect our sales and marketing expenses to increase in absolute dollars as we expect to invest in growing and training our sales force and broadening our brand awareness.

General and Administrative

General and administrative expenses primarily consist of personnel-related expenses associated with our general and administrative organization, professional fees for legal, accounting, other consulting services, as well as an allocated portion of facility and IT costs and depreciation. We expect to incur additional general and administrative expenses as a result of operating as a public company, including expenses related to compliance with the rules and regulations of the SEC and stock exchange listing standards, additional insurance expenses (including directors’ and officers’ insurance), investor relations activities and other administrative and professional services. We also expect to increase the size of the general and administrative function to support the growth of our business. However, we anticipate selling, general, and administrative expenses to decrease as a percentage of revenue over the long term.

Other income (expense), net

Other income/(expense) consists mainly of interest income, interest expense and other expenses. Interest expense relates to interest on issuance of convertible notes and amortization of debt issuance costs. We receive interest income from our cash equivalents and investments in marketable securities. Other expense includes periodic adjustments to derivative liability at each balance sheet date and expenses realized due to debt discount provided to convertible promissory note holders and gain on forgiveness of the PPP loan.

Provision for income taxes

Our provision for income taxes consists of federal, state, and foreign current and deferred income taxes. As we expand the scale and scope of our international business activities, any changes in the United States and foreign taxation of such activities may increase our overall provision for income taxes in the future.

We have a full valuation allowance for net deferred tax assets, including federal and state net operating loss carryforwards and research and development credit carryforwards. We expect to maintain this valuation allowance until it becomes more likely than not that the benefit of our federal and state deferred tax assets will be realized by way of expected future taxable income.

We believe that we have adequately reserved for our uncertain tax positions, although we can provide no assurance that the final outcome of these matters will not be materially different. To the extent that the final outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made and could have a material impact on our financial condition and results of operations.

Results of Operations

Comparison of years ended December 31, 2021, and 2020

We have derived this data from our consolidated financial statements included elsewhere in this prospectus. This information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. The results of historical periods are not necessarily indicative of the results of operations for any future period. The following tables set forth our consolidated statement of operations for the years ended December 31, 2021, and 2020:

	Years ended December 31,
	2021	2020	$ Change	% Change
Net sales	$3,928	$3,015	$913	30%
Cost of goods sold (1)	3,939	2,586	1,353	52%

Gross profit (loss)	(11)	429	(440)	-103%
Research and development (1)	17,011	15,373	1,638	11%
Sales and marketing (1)	8,286	6,486	1,800	28%
General and administrative (1)	15,653	9,472	6,181	65%

Operating expenses	40,950	31,331	9,619	31%

Operating loss	(40,961)	(30,902)	(10,059)	33%
Other income (expense):
Interest expense, net	(21,484)	(6,346)	(15,138)	239%
Other income (expense), net	(1,703)	1,420	(2,493)	-176%

Loss before income taxes	(63,518)	(35,828)	(27,690)	77%
Income tax provision	(26)	(7)	(19)	271%

Net loss	$(63,544)	$(35,835)	$(27,709)	77%

(1)	Includes stock-based compensation expense (unaudited) as follows:

	For year ended December 31,
	2021	2020
Cost of goods sold	$193	$100
Research and development	1,717	2,225
Sales and marketing	858	1,294
General and administrative	9,204	1,824

	$11,972	$5,443

Our stock-based compensation expense is primarily related to our stock options, restricted stock units, and restricted stock awards for all periods presented. For the year ended December 31, 2021, $7.9 million of stock-based compensation was related to the vesting of restricted stock awards. As of December 31, 2021, no compensation expense related to restricted stock units (“RSUs”) has been recognized as the performance vesting condition, which is (i) an initial public offering, or (ii) the closing of a merger of the Company with a special purpose acquisition company, or (iii) a Change in Control, has not occurred. The expense on such liquidation events would be recorded only on occurrence of such events. Total unrecognized stock-based compensation cost of $77.9 million related to unvested restricted stock units is expected to be recognized upon vesting, including meeting the above performance condition.

Considering that our operating expenses are significantly higher than reported revenue for the periods presented, presenting the unaudited consolidated statement of operations data as a percentage of revenue would not be meaningful, and hence it has been omitted.

Net Sales

	For year ended December 31,
	2021	2020	$ Change	% Change
	($ in thousands)
Net Sales	$3,928	$3,015	$913	30%

Net sales by geographic location:

	For year ended December 31,
	2021	2020	$ Change	% Change
	($ in thousands)
Americas	$1,043	$1,372	$(329)	-24%
Asia	1,898	842	1,056	125%
Europe, Middle East and Africa	987	801	186	23%

Total net sales	$3,928	$3,015	$913	30%

Net Sales increased by $0.9 million to $3.9 million for the year ended December 31, 2021, from $3.0 million in for the year ended December 31, 2020. This increase is the result of increased customer orders along-side of general economic activity and increasing levels of customer engagement. Security and Smart Spaces customers have been the largest drivers of this improvement.

Cost of Goods Sold and Gross Margin

	For year ended December 31,
	2021	2020	$ Change	% Change
	($ in thousands)
Cost of goods sold	$3,939	$2,586	$1,353	52%
Gross margin	(11)	429	(440)	-103%
Gross margin %	0%	14%

Cost of goods sold increased by $1.4 million to $3.9 million for the year ended December 31, 2021, from $2.6 million for the year ended December 31, 2020, while gross profit decreased by $0.4 million during the same period. The increase in cost of goods sold and resultant decrease in gross margin was mainly attributable to increased materials costs related to sales growth, increased inventory write downs to net realizable value, increased labor costs required to service future growth with hiring in anticipation of increased demand, and, to a lesser extent, higher costs per shipment due to increased freight charges and product costs.

Operating Expenses

	For year ended December 31,
	2021	2020	$ Change	% Change
	($ in thousands)
Research and development	$17,011	15,373	1,638	11%
Sales and marketing	8,286	6,486	1,800	28%
General and administrative	15,653	9,472	6,181	65%

	$40,950	31,331	9,619	31%

Research and Development

Research and development expenses increased by $1.6 million to $17.0 million for the year ended December 31, 2021, from $15.4 million for the year ended December 31, 2020. The increase was primarily attributable to a $1.8 million increase in personnel and related fringe costs, and a $0.2 million increase in materials and overhead related costs, partially offset by a decrease of $0.4 million in stock-based compensation expense.

Sales and Marketing

Sales and marketing expenses increased by $1.8 million to $8.3 for the year ended December 31, in 2021, from $6.5 million for the year ended December 31, 2020. The increase was primarily attributable to a $1.4 million increase in personnel and related fringe costs resulting from increased headcount, a $0.5 million increase in commissions and consulting, and a $0.3 million increase in demos, trade shows and other, partially offset by a decrease of $0.4 million in stock-based compensation expense.

General and Administrative

General and administrative expenses increased by $6.2 million to $15.7 million for the year ended December 31, 2021, from $9.5 million for the year ended December 31, 2020. The increase was primarily attributable to an increase of $7.4 million in stock-based compensation costs (including $7.9 million associated with RSAs which were issued in conjunction with the debt financing raised during the year ended December 31, 2021), a $1.1 million increase in accounting, legal and insurance costs incurred in anticipation of the Business Combination, and a $0.2 million increase in personnel and related fringe costs resulting from increased headcount, partially offset by a decrease of $2.5 million in accrued settlement costs.

Interest Expense, Net and Other Income (Expense), Net

	For year ended December 31,
	2021	2020	$ Change	% Change
	($ in thousands)
Interest expense, net	$(21,484)	$(6,346)	$(15,138)	239%
Other income (expense), net	(1,073)	1,420	(2,493)	-176%

Interest expense, net was $21.5 million for the year ended December 31, 2021, compared to $6.3 million for the year ended December 31, 2020. The increase was primarily attributable to increases of $5.0 million related to contractual interest and $9.9 million of discount amortization related to convertible promissory notes issued for the years ended December 31, 2020 and 2021.

Other expense, net increased $2.5 million to $1.1 million for the year ended December 31, 2021, compared to other income, net of $1.4 million for the year ended December 31, 2020. The increase in other expense, net, consisted of an increase in the fair value remeasurement of a derivative liability of $5.0 million related to promissory notes issued in the years ended December 31, 2020 and 2021, partially offset by a gain of $2.5 million on the forgiveness of the PPP loan for the year ended December 31, 2021.

Income Taxes

	For year ended December 31,
	2021	2020	$ Change	% Change
	($ in thousands)
Loss before income taxes	$(63,518)	$(35,835)	$(27,583)	77%
Provision for income taxes	(26)	(7)	(19)	271%

The Company is subject to income taxes in the United States, China, Japan, UK, Germany and Canada. The change in the provision for income taxes during the year ended December 31, 2021, as compared to the year ended December 31, 2020, was immaterial.

Liquidity and Capital Resources

Sources of Liquidity

As of December 31, 2021, we had cash and cash equivalents totaling $26.1 million, which were held for working capital purposes. Our cash equivalents are comprised primarily of money market funds. To date, our principal sources of liquidity have been payments received from sales to customers, net proceeds we received through issuance of convertible preferred stock and issuance of convertible notes. In November 2013, we received $3.4 million and $1 million in net proceeds from the sale of our Seed and Seed 2 Series preferred stock, respectively. In October and November 2014, we received $29.9 million in net proceeds from the sale of our Series A preferred stock. In April 2015, we received $9.8 million in net proceeds from the sale of our Series A+ preferred stock. In March 2016, we received $89.5 million in net proceeds from the sale of our Series B preferred stock. In October 2018, we received $19.3 million in net proceeds from the sale of our Series C preferred stock.

In March 2018 and June 2018, we received $24.8 million and $0.7 million, respectively, through issuance of convertible promissory notes (the “2022 Notes”) to various investors. The 2022 Notes are secured by a security agreement and mature in March 2022, unless earlier converted at the option of the investors. The principal amount accrues interest at 1.5% per annum, payable biannually, and additional interest at 8.0% per annum, which will be added to the principal and compounded on each payment date.

In March 2020, August 2020, and October 2020, we received $8.1 million, $7.5 million, and $0.5 million, respectively, through issuance of the 2023 Notes to various investors. The principal amount of the outstanding balance will accrue interest at 10.0% per annum, payable at maturity in March 2023.

In May 2020, we received loan proceeds of $2.5 million under the CARES Act’s Paycheck Protection Program. The principal and accrued interest are forgivable after 24 weeks as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels and that approval is received from the relevant government entity. The outstanding portion of the PPP loan is payable over two years at an interest rate of 1% per annum, with a deferral of payments for the first six months. However, the PPP loan was forgiven subsequently as on June 14, 2021.

In February 2021, we received $48.7 million through issuance of additional 2023 Notes. The principal amount of the outstanding balance will accrue interest at 10.0% per annum, payable at maturity in March 2023.

We have incurred negative cash flows from operating activities and significant losses from operations in the past as reflected in our accumulated deficit of $308 million as of December 31, 2021. We expect to continue to incur operating losses for at least the next 12 months following the issuance of these financial statements due to the investments that we intend to make in our business and, as a result, we may require additional capital resources to grow our business.

As of December 31, 2021, the Company had $26.1 million of cash and cash equivalents. Further, the Company completed its Business Combination transaction on February 8, 2022, and effectively settled its outstanding debt balance of $106 million, thereby providing the company with additional future financial flexibility. The transaction also gives the Company access to $125 million from a previously announced share subscription facility from Global Emerging Markets Group (“GEM”), a Luxembourg-based private alternative investment group, once the effectiveness of the resale S-1 Registration Statement is completed, which is expected to occur in the second quarter of FY 2022. As registration effectiveness is not entirely in the company’s control, should the company not be able to access the GEM facility, it would be forced to seek other forms of financing which may not be available in sufficient amounts to fund its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern, for a period of twelve months following the date of issuance of financial statements for the year ending December 31, 2021. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The exercise price of our public warrants and private warrants is $11.50 per warrant. We believe the likelihood that warrant holders will exercise their warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the trading price of our common stock. If the trading price for our common stock is less than $11.50 per share, we believe holders of our public warrants and private warrants will be unlikely to exercise their warrants. On May 4, 2022, the last reported sales price of our common stock was $1.56 per share and the last reported sales price of our public warrants was $0.17 per warrant.

In connection with the Special Meeting and the Business Combination, holders of 26,867,796 of CCAC’s Class A Ordinary Shares, or approximately 97.3% of the shares with redemption rights, exercised their right to redeem their shares for cash at a redemption price of approximately $10.07 per share, for an aggregate redemption amount of $270,503,771. On February 8, 2022, holders of 600,000 of CCAC’s Class A Ordinary Shares, or approximately 2.2% of the shares with redemption rights, reversed their prior redemptions, resulting in $6,040,773 being returned to the trust account established at the consummation of CCAC’s initial public offering prior to the Closing (as defined herein). The shares of common stock being offered for resale pursuant to this prospectus by the selling securityholders would represent approximately 48% of shares outstanding of the Company as of March 29, 2022 (after giving effect to the issuance of the of shares upon exercise of the Warrants). The sale of shares of our common stock in the public market or otherwise, including sales pursuant to this prospectus, or the perception that such sales could occur, could harm the prevailing market price of shares of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that it deems appropriate. Resales of our common stock may cause the market price of our securities to drop significantly, even if our business is doing well.

Our ability to raise additional capital through the sale of equity or convertible debt securities could be significantly impacted by the resale of shares of common stock by selling securityholders pursuant to this prospectus which could result in a significant decline in the trading price of our common stock and potentially hinder our ability to raise capital at terms that are acceptable to us or at all. In addition, debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, or substantially reduce our operations. Our future capital requirements and the adequacy of available funds will depend on many factors, including those set forth in the section titled “Risk Factors” included in this prospectus.

Cash Flow Summary

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2021	2020
	($ in thousands)
Net cash provided by (used in)
Operating activities	$(30,124)	$(21,815)
Investing activities	(47)	226
Financing activities	48,679	18,299
Effect of exchange rate changes	—	12

Net increase (decrease) in cash, cash equivalents and restricted cash	$18,508	$(3,278)

Operating Activities

For the year ended December 31, 2021, operating activities used $30.1 million in cash. The primary factors affecting our operating cash flows during this period were our net loss of $63.5 million, offset by our non-cash charges of $35.2 million primarily consisting of stock-based compensation of $12.0 million, non-cash interest expense of $21.2 million, change in fair value of debt derivative liabilities of $3.6 million, and depreciation and amortization of $0.9 million, partially offset by the gain on extinguishment of debt of $2.5 million,. The net cash used from changes in our operating assets and liabilities was $1.8 million. This amount consists of $2.8 million of cash provided from changes in our operating assets and liabilities, primarily due to a $0.8 million increase in accounts payable, a $0.3 million increase in accrued expenses, a decrease of $1.6 million in inventory, and a $0.1 million decrease in accounts receivable, offset by cash used from changes in our operating assets and liabilities of $4.6 million which primarily consists of a $3.4 million increase in other long-term assets, a $0.8 million increase in prepaid expenses and other current assets, and a $0.4 million decrease in other long-term liabilities.

For the year ended December 31, 2020, operating activities used $21.8 million in cash. The primary factors affecting our operating cash flows during this period were our net loss of $35.8 million, offset by our non-cash charges of $11.4 million and $2.6 million of net cash provided from changes in our operating assets and liabilities. Non-cash charges consist of stock-based compensation of $5.4 million, non-cash interest expense of $5.9 million, and depreciation and amortization of $1.2 million, offset by change in fair value of debt derivative liabilities and other of $1.2 million. The cash provided from changes in our operating assets and liabilities was $3.8 million, which was primarily due to an increase of $2.5 million of accrued settlement liability, a decreases of $0.8 million in inventory, a $0.2 million in prepaids and other current assets and a $0.2 million increase in accrued expenses. These amounts were partially offset by cash used in changes in our operating assets and liabilities of $1.2 million which primarily consists of a $0.4 million decrease in accounts payable, a $0.1 million increase in accounts receivable, and a $0.7 million decrease in other current and long-term liabilities.

Investing Activities

During the years ended December 31, 2021 and 2020, cash used in/ provided by investing activities was immaterial.

Financing Activities

During the year ended December 31, 2021, cash provided by financing activities was $48.7 million, consisting of net proceeds from the issuance of convertible notes of $48.6 million and proceeds of $74 thousand from exercises of stock options.

During the year ended December 31, 2020, cash provided by financing activities was $18.3 million, consisting of net proceeds from the issuance of convertible notes of $15.8 million, proceeds from the PPP loan of $2.5 million and proceeds of $34 thousand from exercise of stock options.

Contractual Obligations and Commitments and Off- Balance Sheet Arrangements

As of December 31, 2021, we have not engaged in any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

As of December 31, 2021, our contractual obligations consisted of: (i) operating lease commitments of $0.5 million, primarily all of which is due in 2022 and (ii) open PO commitments for $8.9 million, including $3.8 million for inventory to be consumed in the normal course of operations.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates and foreign currency exchange rates.

We do not believe that inflation has had a material effect on our business, results of operations or financial condition. Nonetheless, if our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs. Our inability or failure to do so could harm our business, results of operations or financial condition.

Interest Rate Risk

As of December 31, 2021, we had cash and cash equivalents of approximately $26.1 million, which consisted primarily of institutional money market funds, which carries a degree of interest rate risk. A hypothetical 10% change in interest rates would not have a material impact on our financial condition or results of operations due to the short-term nature of our investment portfolio.

Foreign Currency Exchange Risk

Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates. All our revenue is generated in U.S. dollars. Our expenses are generally denominated in the currencies of the jurisdictions in which we conduct our operations, which are primarily in the U.S. and to a lesser extent in Europe and Asia. Our results of operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates. The effect of a hypothetical 10% change in foreign currency exchange rates applicable to our business would not have a material impact on our historical consolidated financial statements. To date, we have not engaged in any hedging strategies. As our international operations grow, we will continue to reassess our approach to manage our risk relating to fluctuations in currency rates.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates, assumptions and judgments that can significantly impact the amounts we report as assets, liabilities, revenue, costs and expenses and the related disclosures. We base our estimates on historical experience and other assumptions that we believe are reasonable under the circumstances. Our actual results could differ significantly from these estimates under different assumptions and conditions. We believe that the accounting policies discussed below are critical to understanding our historical and future performance as these policies involve a greater degree of judgment and complexity.

Revenue Recognition

We adopted the requirements of the new revenue recognition standard, known as ASC 606, effective January 1, 2019, utilizing the modified retrospective method of transition. Revenue is recognized upon transfer of control of promised products and to a small extent service to customers in an amount that reflects the consideration that we expect to receive in exchange for those products and services. For service projects, revenue is recognized as services are performed and amounts are earned in accordance with the terms of a contract at estimated collectible amounts.

We enter into contracts that can include various combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations; however, determining whether products or services are considered distinct performance obligations that should be accounted for separately versus together may sometimes require significant judgment. Transaction price is allocated to each performance obligation on a relative standalone selling price (SSP) basis. Judgment is required to determine SSP for each distinct performance obligation. We use a range of amounts to estimate SSP when products and services are sold separately. In instances where SSP is not directly observable, we determine SSP using information that may include other observable inputs available to us.

For over-time revenue recognition, we will recognize revenue using the input method based on efforts expended or labor hours incurred as a measure of progress, which we believe to be a faithful depiction of our performance in fulfilling the promised services or of our progress in the development and delivery of the customized products. Significant judgment is required when estimating total contract costs and progress to completion on the arrangements, as well as whether a loss is expected to be incurred on the contract. If circumstances arise that change the original estimates of revenues, costs, or extent of progress toward completion, revisions to the estimates are made. These revisions may result in increases or decreases in estimated revenues or costs, and such revisions are reflected in income in the period in which the circumstances that gave rise to the revision become known to us. We will perform ongoing profitability analysis of our contracts accounted for under this method in order to determine whether the latest estimates of revenues, costs, and profits require updating. If at any time these estimates indicate that the contract will be unprofitable, the entire estimated loss for the remainder of the contract is recorded immediately.

Changes in judgments with respect to these assumptions and estimates could impact the timing or amount of revenue recognition.

Inventory Valuation

Inventory is stated at the lower of cost or net realizable value. Costs are computed under the standard cost method, which approximates actual costs determined on a first-in, first-out basis, and include freight and overhead expenses incurred to bring the inventory to its location and condition. We provide for reserves against this inventory which is considered obsolete or in excess of anticipated demand or net realizable value based on a consideration of marketability and product life cycle stage, product development plans, component cost trends, demand forecasts, historical net sales, and assumptions about future demand and market conditions. If the actual component usage and product demand are significantly lower than forecast, which may be caused by factors within and outside of our control, or if there were a higher incidence of inventory obsolescence because of rapidly changing technology and our customer requirements, we may be required to increase our inventory write-downs. A change in our estimates could have a significant impact on the value of our inventory and our results of operations.

Income Taxes

Significant management judgment is required in developing our provision for income taxes, including the determination of deferred tax assets and liabilities and any valuation allowances that might be required against the deferred tax assets. We have considered projected future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for valuation allowances. If we determine that a valuation allowance is required, such adjustment to the deferred tax assets would increase our tax expense in the period in which such determination is made. Conversely, if we determine that a valuation allowance exceeds our requirement, such adjustment to the deferred tax assets would decrease tax expense in the period in which such determination is made. In evaluating the exposure associated with various tax filing positions, we accrue an income tax liability when such positions do not meet the more-likely-than-not threshold for recognition.

The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax law and regulations in a multitude of jurisdictions. We recognize potential liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes, interest and penalties will be due. If our estimate of income tax liabilities proves to be less than the actual amount ultimately assessed, a further charge to tax expense would be required. If the payment of these amounts ultimately proves to be unnecessary, the reversal of the accrued liabilities would result in tax benefits being recognized in the period when we determine the liabilities no longer exist.

Stock-Based Compensation

Stock-based compensation consists of expense for stock options, stock awards and RSUs granted to employees and nonemployees. We estimate the fair value of RSUs based on the fair market value of our common stock on the date of grant, subject to remeasurement upon a modification of terms. We grant RSUs which vest upon the satisfaction of both service-based and performance-based vesting conditions. The service-based vesting condition for these RSUs range from nine months to four years, while the performance-based vesting condition is satisfied on the earlier of consummating an initial public offering, the closing of a merger with a SPAC, a change in control event or our equity securities become publicly traded on a nationally recognized exchange other than pursuant to an IPO, SPAC transaction or a change in control event. Upon satisfaction of the performance-based vesting condition, RSUs for which the service-based condition has been satisfied will vest immediately, and any remaining unvested RSUs will vest over the remaining service period. The fair value of RSUs is recognized as compensation expense over the requisite service period, using the accelerated attribution method once the performance-based condition becomes probable of being achieved. As of December 31, 2021, no compensation expense had been recognized for the RSUs because the performance-based vesting condition was not probable of being satisfied.

We estimate the fair value of stock options and stock awards granted to employees and directors using the Black-Scholes option pricing model. The fair value of stock options that are expected to vest is recognized as compensation expense on a straight-line basis over the requisite service period. We recognize forfeitures as they occur. Stock-based compensation expense from stock options and stock awards was $12.0 million and $5.4 million, respectively, for 2021, and 2020.

The fair value of our common stock has historically been determined by our board of directors, with the help of independent third-party valuation companies, as there was no public market for the common stock. The fair value of our common stock is determined by considering a number of objective and subjective factors, including: the valuation of comparable companies, sales of convertible preferred stock to unrelated third parties, our operating and financial performance, the lack of liquidity of common stock and general and industry specific economic outlook, amongst other factors. The valuation of our common stock involves the use of estimates, judgment, and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses, and future cash flows, discount rates, market multiples, the selection of comparable companies, and the probability of possible future events. Changes in any or all of these estimates and assumptions or the relationships between these assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our common stock and, in turn, on the valuation of our share-based compensation awards whose values are based in part on the value of our common stock.

Recent Accounting Pronouncements

See Note 2 to our consolidated financial statements included elsewhere in this prospectus for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of the date of this prospectus.

BUSINESS

Our Mission

Our mission is to design and deliver innovative 3D sensing solutions for automotive and Internet of Things applications to enable increased levels of automation and intelligence to ultimately save lives, energy, time, money and space.

Company Overview

We are a leading provider of LiDAR and 3D perception software solutions. LiDAR, which is an acronym for Light Detection and Ranging, is a real-time sensing technology that determines the shape and contour of physical objects in the environment using a technique known as time of flight, which measures the time a laser beam travels to and from a specific object. 3D perception software interprets measurement data from LiDAR sensors, known as a point cloud, and translates that information into a rich data set, such as the type of objects detected (e.g., people, vehicles), location in space, direction and speed of movement. Our LiDAR and 3D perception software solutions are designed to provide visualization and automation of applications in a wide range of industries, leading to greater efficiency, safety and improved operational outcomes. We believe LiDAR and 3D perception technologies have the potential to fundamentally transform how machines interact with humans, unleashing new levels of productivity, and in the process, creating significant revenue potential for LiDAR solution suppliers like us. According to third-party estimates aligned with our own, the global LiDAR market is forecasted to reach $27.3 billion by 2030.

We currently focus on two broad market categories—automotive and IoT. IoT refers to a network of physical objects that are embedded with sensors, software and communications capabilities for the purpose of connecting and exchanging data with other devices and systems over the Internet. Our current IoT-related markets of focus include mapping, security, smart cities and industrial automation. These applications generally operate in real-time and have high-value, mission-critical characteristics. Within the automotive market, we focus primarily on the opportunity to automate high volume passenger vehicles, but we also include within this category the automation of robo-taxis, shuttles, trucks and off-road vehicles. We have a balanced business strategy focused on both the IoT market, which exists at scale today, and the automotive market, which is more nascent and is expected to scale over time. We see LiDAR and 3D perception as platform capabilities that are applicable broadly, and for that reason, we expect to enter additional market verticals in the future.

Our foundational LiDAR platform is based on OPA technology. This approach is referred to as solid state, because it has no moving parts and is built on a semiconductor technology and manufacturing process known as CMOS. The operating principal of an OPA-based LiDAR is to use an array of miniature antennae to create spatial interference which is electronically controlled to form and steer beams of light. Because our OPA-based sensors have no moving parts, the design is extremely reliable and highly immune to vibrations. Our OPA operates in a manner that is analogous to phased array radar systems that have become the standard in the automotive industry. Our OPA employs a combination of semiconductor and optical technologies, known as silicon photonics, packaged onto a small, photonic integrated circuit. By leveraging a mature CMOS semiconductor production approach, we expect that the cost of our OPA can be significantly reduced over time. We believe that our OPA-based LiDAR can be the winning solid state architecture for the automotive industry because it is designed to deliver electronic beam steering, ultra-high reliability and can take advantage of the scalability of the semiconductor supply chain to achieve a low price point required by the automotive sector. Our OPA technology forms the basis for our S Series of solid state LiDAR sensors.

We also offer a portfolio of solutions designed to address the needs of IoT applications, including our M Series LiDAR sensors and our QORTEX 3D perception software platform. Our M Series of sensors utilize a traditional mechanical scanning design to deliver a 360 degree field of view required for many IoT applications. We believe our M Series offers industry leading range, accuracy, resolution and field of view compared to competitive offerings. Our QORTEX platform is designed to enable highly accurate 3D object detection, tracking and classification, fusing of LiDAR data with other sensing technologies and simple integrations with third-party systems and business applications. Moreover, we offer QORTEX Aware, an embedded software application that enables collision avoidance and object detection, which has been released last Nov. along with M1 Edge. We also completed the development of QORTEX Insights, a suite of complementary software analytics and dashboards, which is to be released together with S3-2 later this year. We believe our ability to mix and match the optimal hardware-software combination to meet our customers’ perception and automation needs is unique in the industry.

We have sold our products to nearly 400 customers to date. Our IoT solutions are sold globally through a network of channel partners, including VARs, SIs, distributors and strategic partners. In the smart cities sector, we partner with Cisco Systems, Inc., among others. In the security sector, we partner with Genetec Inc. and Milestone Systems A/S, among others. Our engagement with automotive OEMs and tier one suppliers is done directly and through our partnership with Sensata, one of our investors. We have also received investments from other automotive and IoT industry leaders, including Aptiv PLC, Daimler AG, Enterprise Holdings, Inc. and Samsung Electronics Co., Ltd.

Industry Outlook

Our market opportunity is fueled by two major industry trends—autonomous vehicles and the Internet of Things. We believe these trends are driving a global LiDAR market that could reach $27.3 billion by 2030, based on third-party estimates aligned with ours. The automotive segment is expected to be the largest market for LiDAR products over the long-term, although we do not expect the market to begin scaling until at least 2025, because autonomous vehicle timelines have been delayed and the price-performance of LiDAR sensors needs to improve to meet auto OEM requirements. The IoT LiDAR market is expected to be larger than the automotive LiDAR market at least through 2030, because IoT markets are already well established. We focus on the following segments of the global LiDAR market:

•

Automotive. With nine out of ten serious roadway crashes resulting from human error (according to a national survey of police-reported crashes) (“ADAS”) and autonomous vehicle (“AV”) technologies have the potential to save thousands of lives and increase consumer convenience. AV technologies are applicable to a range of vehicles, including passenger cars, ride sharing vehicles, shuttles and commercial trucks. Regulators, governmental agencies and other public entities are focused on reaching an era of crash-free roadways to reduce deaths and injuries related to vehicle accidents, as well as improving access to transportation, reducing traffic congestion, minimizing vehicle emissions and potentially increasing productivity and improving quality of life for millions of people through the deployment of ADAS and AV technologies. Industry experts have suggested that LiDAR technology is well positioned to provide a vehicle’s primary sensory input given its long range, high accuracy and ability to operate in almost all weather conditions. Consequently, the development of a cost-effective and reliable LiDAR sensor is seen as a critical element for achieving highly automated levels of driving. We believe the primary success factors for LiDAR sensors in the automotive market are cost (priced less than $500 per sensor to support high volume vehicle production), performance (greater than 200 meter range at 10% reflectivity, with zoom-in and zoom-out capabilities) and a highly robust design that can withstand harsh roadway conditions (greater than 100,000 hours of mean time between failure (“MTBF”)). We expect the automotive market will become the largest market for LiDAR sensors over the long-term. Based on third-party estimates aligned with ours, we believe the LiDAR market for automotive applications could reach $10.6 billion by 2030. In addition, the market for off-highway applications (e.g., vehicles for agriculture, construction, mining) could reach $2.2 billion by 2030—a market we categorize within our IoT segment.

•

Mapping. LiDAR sensors are used to efficiently collect 3D mapping data using both aerial and terrestrial collection methods. Aerial mapping is enabled by mounting LiDAR sensors on drones and aircraft, while terrestrial mapping is based on sensor data collected by land-based vehicles. LiDAR based mapping is used in a variety of applications, including urban planning, maintenance of critical infrastructure, land surveying, building and power line inspection and archeology. In the mapping sector, LiDAR sensors must operate effectively at long range, while delivering a high degree of range accuracy and point cloud density. These attributes allow mapping customers to improve productivity by operating drones at their maximum altitude and rapidly collecting data using the shortest flight time. Based on third-party estimates aligned with ours, we believe the LiDAR market for aerial mapping alone could reach $1.3 billion by 2030.

•

Security. LiDAR-based sensing and perception products play an important role in enabling physical security in a range of applications. Unlike camera-based systems, LiDAR sensors collect 3D images, function in day or night and are less susceptible to adverse weather conditions. Key applications for LiDAR in physical security include securing critical infrastructure (including datacenters, oil and gas facilities, power plants and public buildings), intrusion detection and access control. In the security sector, LiDAR sensors must operate continuously on a 24x7 basis, perform reliably in harsh environmental conditions and generate highly accurate sensor data. In addition, LiDAR-based security solutions must be intelligent enough to accurately track and classify people and objects, while minimizing costly false alarms. Based on third-party estimates aligned with ours, we believe the LiDAR market for security applications could reach $472 million by 2030.

•

Smart Cities. Many communities are increasingly embracing the capabilities of LiDAR to improve the efficiency and safety of active spaces such as airports, public venues, retail outlets and intersections. Smart cities LiDAR applications share a common function—tracking the flow of objects (generally people or vehicles). This critical flow management function can be applied to alleviate traffic congestion, manage lines at airports, automate parking facilities, improve urban planning and enhance the energy efficiency of buildings. For LiDAR solutions to succeed in smart cities applications, they must have a high degree of classification accuracy, scale cost effectively, operate reliably in harsh conditions and collect no personally identifiable information, such as facial recognition. Based on third-party estimates aligned with ours, we believe the LiDAR market for smart cities application could reach $3.9 billion by 2030.

•

Industrial Automation. Traditional industrial sectors, such as mining, agriculture and logistics, are being increasingly transformed by the automation and intelligence enabled by LiDAR and 3D perception technologies. Many processes in these sectors can be automated using robots and LiDAR- enabled machine vision and perception, but safety and reliability are essential requirements. LiDAR technology is increasingly used in applications such as navigation and collision avoidance of automated guided vehicles, automated mobile robots and unmanned ground vehicles, port automation, guidance of mobile robots, warehouse automation and making precision measurements in the agriculture, construction and mining sectors. To meet the demands of industrial automation customers, LiDAR sensors need to deliver high point cloud density, a high degree of accuracy, long detection range and robust outdoor performance. We believe industrial automation is currently the largest market for LiDAR sensors. Based on third-party estimates aligned with ours, we believe the LiDAR market for industrial automation could reach $8.8 billion by 2030.

Limitations of Existing Sensing Technologies

A number of sensing technologies have developed to detect objects at various distances in a variety of lighting and weather conditions. Major existing sensing technologies include the following:

•

Radar Sensors. A radar-based sensor uses electromagnetic waves to determine an object’s range, velocity and angle in its field of view. Radar has several advantages, including long range and performance in inclement weather and various lighting conditions. Despite recent advances, radar is limited in its perception of shape, height and width. Radar cannot read signs or detect color and has limited ability to sense stationary objects, a critical requirement for automotive and industrial applications.

•

Cameras. Cameras can classify objects, measure distances and read signs and detect color, but are only able to capture images in two dimensions (“2D”) and suffer from poor performance in inclement weather and low light conditions. Due to these limitations, camera-based sensors have to be integrated with other sensing technologies in the automotive market to automate a full range of driving scenarios. In IoT markets, camera-based systems are disadvantaged due to 2D limitations, total system cost (due to complex networking), large data sets and privacy concerns given facial recognition.

•

Ultrasonic Sensors. Ultrasonic sensors measure the distance to an object by comparing emitted and received sound waves at specific frequencies. Ultrasonic sensors can measure distances in close proximity and can work in most weather and lighting conditions. However, these sensors exhibit a drop in performance at high speeds, over long ranges and when significant background noise is present. In addition, ultrasonic sensors cannot classify objects. These factors effectively limit their application to simple automotive features, such as parking assist.

•

Legacy Mechanical LiDAR. While mechanical sensors have been used by the automotive markets for some time, we don’t believe this architecture is suitable long term for the cost and reliability requirements of high volume automotive which has a high degree of cost sensitivity and long duty cycles. Within IoT we also see a significant opportunity for industrial use cases to “trade up” from traditional 2D sensors to 3D which bring added range, accuracy and point cloud density.

•

MEMS LiDAR. MEMS-based sensors, which use micro mirrors to intercept and steer beams of light, have shown some potential as an interim solution for automotive LiDAR. However, the vibrations of moving vehicles can impede the precise motion of the mirrors, introducing uncertainty in the beam direction, and therefore object location. Some implementations of MEMS-based sensors have constraints in detecting objects at close ranges, a necessity for collision avoidance. Moving mirrors are also susceptible to damage in rugged conditions, which can negatively impact reliability and product lifespan. Some industry participants have also expressed concerns about the manufacturing yields and costs of MEMS-based devices.

•

Flash LiDAR. Flash systems, which illuminate a field of view with a laser pulse, require high-powered lasers to extend range, but work well at close ranges and at a fast frame rate. These high-powered lasers tend to be expensive. Another flash technology, called multi-beam flash, uses an array of laser diodes to form an emitter. Such emitters are based on vertical cavity surface emitting lasers (“VCSELs”) which require high power to pump an array, necessitating an efficient heat sink that can adversely impact LiDAR form factor and cost.

We believe automotive and IoT markets will create opportunities for various sensing technologies, and that many existing sensing technologies can be complementary to ours. In the automotive industry, this concept is known as sensor fusion. In IoT markets, our solutions are often paired with camera-based systems to provide redundancy and full situational awareness of an environment. However, given the drawbacks of existing sensing technologies, we see a significant opportunity for our OPA-based solid state sensor, next-generation mechanical sensor and 3D perception software technologies.

Our Technology Platform

LiDAR is a time-of-flight sensing technology that pulses low-power, eye-safe lasers and measures the time it takes for the laser to complete a round trip between the sensor and a target. The resulting aggregate data are used to generate a 3D point cloud image, providing both spatial location and depth information to identify, classify and track moving objects. Our solution is based on the following primary technologies:

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Solid State LiDAR Based on Optical Phased Array Technology. Our solid state LiDAR comprises emitters and detectors that are highly scalable, fully solid-state and can be mass produced at a low cost, leveraging mature CMOS semiconductor process technologies. Our solid state LiDAR includes a silicon-based OPA and control chip for the emitter, a single photon avalanche diode (“SPAD”) array and a custom readout integrated circuit for the detector. All of our semiconductor devices have been custom designed by our in-house development team. Our OPA is used for beam forming and beam steering and has no mechanical or moving parts. A unique feature of our OPA is the ability to seamlessly scan and collect any pattern of points in the field of view. This can be used to zoom in on objects of interest, providing greater resolution to improve situational awareness and confidence in detection. Our OPA is an optical version of a phased array that is often used in radar systems. The phased array in our OPA has an array of antenna elements that emit near infrared electromagnetic waves. By controlling the phase of the electromagnetic waves from each antenna element, specific interference patterns, or beam forms, can be generated. To achieve the many characteristics required for solid state LiDAR, our OPA is designed using silicon photonics. With this technology, the miniature antenna array, phase controllers and other structures are integrated in a single silicon chip. Mature silicon industry technology offers performance, reliability and cost attributes that scales well with volume manufacturing. Our solid state technology is designed to offer performance, reliability and cost advantages compared to MEMS- and flash-based LiDAR sensors.

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Mechanical LiDAR Technology. We designed our mechanical LiDAR sensor to address shortcomings commonly seen in traditional mechanical LiDAR sensors, including high cost, poor performance and low reliability. Our mechanical sensor employs a high speed transceiver module coupled with a high efficiency data and power transfer design and a robust rotary mechanism for 360 degree horizontal coverage, enabling a high density 3D point cloud to support a wide range of smart sensing applications. Unlike many legacy mechanical LiDARs, our solution is airtight and IP69k rated. To attain the international IP69k rating, our mechanical sensors must withstand high temperatures, high pressure wash and dusty environments. This robustness, combined with long range and high resolution, has made our mechanical LiDAR sensor an ideal solution for mapping, security and smart cities applications that require large detection areas both indoors and outdoors.

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QORTEX 3D Perception Software. QORTEX is our core proprietary perception software platform compatible with our suite of LiDAR sensors and a product of more than seven years of development. The flexible, scalable platform uses computer vision technology and 3D perception algorithms to enable smart awareness of the 3D world to identify, track and classify people and vehicles in real-time in security and smart cities applications. The latest release of our QORTEX DTC (detect, track and classify) platform provides for the ability to simultaneously track up to 300 objects. The latest release of our QORTEX People Counting application, when paired with our S3-2 solid-state sensor, enables 98% counting accuracy. Our QORTEX Aware software, when integrated with our sensors, enables precise object detection and collision avoidance for industrial applications. We believe our 3D perception software capability is unique in the industry and further differentiates our solutions from existing sensing technologies.

Our Solutions

We offer a portfolio of solutions that includes both LiDAR sensors and a 3D perception software platform. Our LiDAR product lines include the S Series of solid state sensors that leverage our patented OPA architecture and the M Series of mechanical sensors. Our solid state sensors are designed to deliver flexible performance with electronic beam steering, with ultra-high reliability given the absence of moving parts and a pathway to ultra-low cost given its 100% CMOS-based design. The S Series is currently available in a two-beam configuration (the

S3-2, for security and smart cities applications) and a multi-beam version (the S3-X, designed for the automotive and industrial markets, currently under development). Our mechanical sensors offer the price, performance and

360 degree field of view that are required for IoT markets, such as mapping, security, smart cities and industrial automation. Our QORTEX 3D perception software platform operates in concert with our LiDAR sensors, enabling real-time analysis for people counting, object detection classification and tracking and collision avoidance, leveraging advanced 3D algorithms. QORTEX has been designed in a modular fashion, with a core set of common capabilities as a foundation, along with application specific modules, including an analytics suite called QORTEX Insights and a zoning and collision avoidance application called QORTEX Aware. Taken together, our LiDAR sensors function as “the eyes” of our portfolio, while QORTEX functions as “the brains,” creating an environmental model that allows our customers to interpret the visual world, generate mission-critical insights and determine the most appropriate next action to take in an automated and real-time manner.

Our S Series of LiDAR sensors, based on our 100% CMOS OPA technology, includes the following products:

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S3-2. The S3-2 is a two beam solid state LiDAR designed for people counting and access control applications in the security and smart cities markets. The S3-2 embeds our QORTEX People Counter software onboard the sensor to enable powerful and efficient edge processing. Up to eight S2-2 sensors can be aggregated leveraging our SensorFusion technology. Together with our software, the S3-2 delivers 98% detection accuracy, a compact design and ultra-high reliability. The S3-2 is available in two narrow field of view (50 degrees) models—one for indoor and one for outdoor—and a wide field of view (100 degree) model for both indoor and outdoor use.

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S3-X. S3-X refers to a series of multi-beam, solid state sensors currently under development, tailored for the automotive and industrial automation markets. We expect releases of outdoor compatible versions operating at various ranges and fields of view for automotive applications, as we believe there are opportunities to equip vehicles with multiple LiDAR sensors with different price points and capabilities, including longer range, front facing sensors fused with shorter range, rear and corner facing sensors. Like all of our solid state sensors, our S3-X sensors will be capable of electronic beam steering, with no moving parts at either the macro or micro scale. We believe our S3-X sensor can ultimately provide the automotive industry with LiDAR sensing capabilities featuring ultra-high performance, ultra-high reliability and ultra-low price points.

Our M Series of LiDAR sensors includes the following products:

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M8. The M8 is our flagship mechanical sensor, offering a 360 degree field of view, long measurement range, high accuracy and fine resolution to reliably address challenging sensing requirements. The M8 is available in four versions—M8-Core, M8-Plus and M8-Ultra, offering 35 meters, 50 meters and 70 meters of detection range, respectively, and M8-PoE+, offering 50 meters of range and power over Ethernet capabilities.

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M1 Edge. The M1 Edge is a 2D LiDAR sensor with integrated edge computing running the QORTEX Aware software for zone detection and collision avoidance, along with digital I/O for stand-alone operations. The M1 Edge offers superior range and accuracy to allow for smarter navigation in warehouses, factories and other industrial facilities both indoors and outdoors utilizing natural features and/or retro-reflective tags. The M1 Edge is available in three versions—M1 Edge-Core, M1 Edge-Plus and M1 Edge -Ultra, offering 35 meters, 50 meters and 70 meters of detection range, respectively.

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MQ-8. The MQ-8 is designed specifically to support flow management applications that require accurate, high-volume people and vehicle tracking. The MQ-8 delivers industry leading range, capable of tracking and classifying over 300 people and vehicles with 95% accuracy at up to 70 meters of range. The MQ-8 is available in two versions—MQ-8PoE Plus and MQ-8PoE Ultra, offering 50 meters and 70 meters of detection range, respectively, with support for power over Ethernet.

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M8-Prime. Designed for industrial automation and mapping applications, the M8-Prime provides leading angular resolution of 0.033-0.132 degrees, captures 432,000 points per second of data and offers rugged performance and reliability. The M8-Prime is available in three versions—M8-Prime Core, M8-Prime Plus and M8-Prime Ultra, offering 35 meters, 50 meters and 70 meters of detection range, respectively.

Our QORTEX 3D perception platform includes the following products:

•	QORTEX DTC. QORTEX DTC is a central element of our Flow Management Platform, enabling reliable and real-time tracking of people and vehicles for security and smart cities applications. The platform uses 3D perception algorithms to scan the visual field of view, analyze point cloud data and provide anonymized information on detected objects. QORTEX DTC generates a rich data set that includes location, direction, speed and type of objects detected. By leveraging a flexible application programming interface (“API”) our customers, channel partners and application developers can build powerful analytics and business intelligence tools on top of QORTEX DTC.

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QORTEX MXP. QORTEX MXP is a software plug-in that enables the interoperability of QORTEX DTC with Milestone’s video management software system. The plug-in triggers events and alerts for perimeter security applications and also provides occupancy statistics for security and smart cities applications.

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QORTEX People Counter. Our QORTEX People Counter solution combines our QORTEX perception software with our S3-2 solid state LiDAR sensor. This integrated solution incorporates 3D perception algorithms to scan the sensor’s field of view, analyze the LiDAR point cloud and provide anonymized data on detected persons in real-time. Our QORTEX People Counter application is designed to achieve 98% detection accuracy under a broad range of traffic patterns and lighting conditions. We believe we are the only solid state LiDAR manufacturer to produce an integrated software-hardware solution of this type.

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QORTEX Insights. Quanergy Insights, scheduled for commercial release in 2022, is an analytics dashboard that provides real-time and historical occupancy analytics based on data gathered by our QORTEX People Counter solution. By combining our S3-2 LiDAR sensors with QORTEX People Counter and QORTEX Insights, users have a complete end to end occupancy analytics solution that can be used in smart cities applications to determine occupancy in offices, conference rooms and retail stores. QORTEX Insights uses widgets in a web browser to visually represent this data, and supports data exports to support additional external analysis.

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QORTEX Aware. Our QORTEX Aware software solution enables the creation of zoned areas of interest using our LiDAR sensors. In a stationary situation, when a defined zone has been breached, QORTEX Aware is capable of sending a signal to the end-user system to enable the next best action to be taken. On a mobile platform, such as an automated guided vehicle, these defined zones can be used for object detection and as part of a reliable collision prevention system as the automated guided vehicle navigates within its environment.

Our Customers and Partners

Within our IoT markets, we have sold approximately 6,500 sensors to-date to nearly 400 customers. Our channel and strategic partners in our IoT market include:

•	Mapping: Fagerman Technologies Inc. (dba LiDARUSA) and GeoCue Corporation;

•	Security: QuantumIT and Securitas AB;

•	Smart Cities: Cisco Systems, Inc., Skyfii, Digital Mortar and PARIFEX; and

•	Industrial Automation: Vecna Robotics, Inc.

In the automotive market, we maintain direct relationships with prospective OEM and tier one supplier customers. As we further refine our S3-X suite of sensors, we plan to engage with these and other prospective customers to provide our latest S3-X versions for evaluation. Successful evaluations could lead to requests for quotation (“RFQs”) which could, in turn, lead to design wins. We would then expect a two to three year product development and validation process before our products would be included in the mass production of a vehicle.

We believe our timing corresponds well with the timing of selected targeted OEM programs, however there can be no assurances that we will be successful in completing our technology development plans and securing RFQs and design wins in the automotive sector.

In June 2021, we announced a new strategic collaboration with Sensata focused on helping us bring affordable LiDAR and 3D perception technologies to market. The collaboration will include Sensata providing insights to us on manufacturability, cost reduction, sourcing and go-to-market strategies. Sensata is also an investor in Quanergy.

We have received historical equity investments from other leading automotive participants, including Aptiv PLC, Daimler AG, Enterprise Holdings, Inc. and Samsung Electronics Co., Ltd.

Our Competitive Strengths

We believe the following competitive strengths distinguish us from our competitors and position us for continued leadership in enabling smart 3D perception:

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Disruptive Solid State LiDAR Architecture. We have developed an OPA-based, solid state technology that has the potential to set a new price-performance standard for the LiDAR industry. We believe our solid state LiDAR is the industry’s first and only solution based on OPA technology utilizing 100% CMOS silicon elements. We believe our technical achievements to date, coupled with our planned technology roadmap execution, will allow us to develop and deliver a solid state LiDAR for the automotive market with unparalleled reliability, software-enabled beam steering and ultra-low price points required to support high volume vehicle production. Our OPA architecture and related firmware and software is based on nine years of development, over $100 million of investment and deep technical expertise and know-how, protected by a robust patent portfolio, consisting of approximately 80% of our 30 issued and pending patents as of December 31, 2021.

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First to Commercialize an OPA Architecture. We believe we are the only major LiDAR provider to have completed development of a commercially viable OPA LiDAR architecture. Other advanced LiDAR providers generally utilize either MEMS- or flash-based approaches, which face challenges with either reliability, performance or price. Once a LiDAR supplier commits to an architectural platform, it is extremely challenging and costly to make a transition to another platform. For this reason, we believe that our choice to invest in OPA—which we believe will ultimately be the winning LiDAR architecture for the automotive industry—will create substantial competitive advantages for us over the long-term.

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Industry Leading IoT Solution Performance. We believe our portfolio of LiDAR sensors and QORTEX 3D perception software offers our customers best-in-class performance and intelligence compared to incumbent vendors. For example, our M Series LiDAR offers up to three times the range, seven times the angular resolution and three times the accuracy of our top IoT LiDAR competitors, based on our analysis of publicly-available information. In addition, our QORTEX platform is an essential element of our IoT solution, turning high volumes of 3D spatial information into actionable, business-critical insights. These performance attributes are vitally important in mission-critical applications such as perimeter security at datacenters, oil and gas facilities, managing incoming and outgoing freight at the world’s busiest ports and optimizing passenger flows and experiences at some of the largest airports in the world.

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Accelerating Innovation Engine. During the past 18 months, we have embarked on a significant investment to accelerate our OPA development roadmap and expand our IoT solution portfolio, and these investments are yielding substantial returns. With regard to our OPA platform, we achieved 200 meters of detection range for 10% reflectivity dark target under bright sunlight conditions in December 2021. This technical milestone indicates our OPA LiDAR technology has advanced to the performance levels relevant to many industrial use cases and cleared a key threshold for automotive industry.

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With respect to our IoT portfolio, we introduced 10 new products in 2021—including new sensor versions, new software applications, continuing the product introduction momentum established in 2020, highlighting a substantial increase over the four new products we introduced in 2019. We believe our accelerating pace of innovation serves as an important foundation to our future revenue growth.

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Balanced Business Model. Since our inception, we have been focused on democratizing the benefits of LiDAR and 3D perception across a diverse range of end-markets. Automotive is viewed by industry analysts to be the largest long-term market opportunity for LiDAR, but we believe it will take time for this market to develop, as product price-performance align with customer requirements. In the meantime, there are a wide array of large, established markets that are ideal targets for the automation and intelligence that LiDAR and 3D perception technologies enable, including mapping, security, smart cities and industrial automation. While many of our LiDAR competitors are focused largely or solely on the automotive market, we are pursuing a balanced growth strategy that allows for execution of IoT opportunities in the near- to mid-term, while unlocking opportunities for automotive in the mid- to long-term. We believe this balanced approach will allow us to build a more diversified base of customers and revenue, reduce our cash requirements and provide greater certainty of execution.

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World-Class Partners. We have partnered with over 50 enterprises, including with industry leaders in each of our target markets. In the automotive market, we have received investments from some of the biggest automotive brands, including Aptiv PLC, Daimler AG, Enterprise Holdings, Inc., Samsung Electronics Co., Ltd. and Sensata Technologies Holdings plc. With respect to Sensata, we recently formed a new collaboration focused on accelerating time-to-market of our solid state LiDAR technology by leveraging Sensata’s portfolio, resources and global platform. In the smart cities segment, we have formed partnerships with industry leaders such as Cisco Systems, Inc. Within the security sector, we have partnered with leaders such as Genetec Inc. and Milestone Systems A/S. We believe these strategic relationships, who have recognized the strength and potential of our solutions open up potential avenues to market for our products and also serve as valuable sources of market insights.

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Experienced Management Team. Our senior management team averages over 25 years of industry experience, with proven success scaling high growth technology companies. Our CEO, Dr. Kevin Kennedy, has over 40 years of experience, including leading large, publicly-traded companies. During the course of his career, Mr. Kennedy has completed over 100 mergers, acquisitions and divestitures. Our Chief Development Officer and Co-Founder, Dr. Tianyue Yu, has two decades of experience developing and commercializing imaging, photonic and 3D sensing technologies. Our CFO, Patrick Archambault, has extensive capital markets experience, having previously served as an equity research analyst for 17 years, including 13 years covering the automotive sector. We believe the tenure and expertise of our management team, including their experience operating publicly-traded companies, is a key advantage.

Our Growth Strategy

The following are key pillars of our growth strategy that we believe will enable us to establish a market leading position in the LiDAR and 3D perception market:

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Leverage and Expand Channels. We have established a network of approximately 50 channel and strategic partners with expertise and presence in each of our target end-markets. Our customers bundle our sensor and software solutions with various third-party products to deliver an integrated solution to our end customers. We plan to invest in leveraging and expanding our channel and strategic partner network to maximize our sales reach across industry verticals and geographic markets.

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Disrupt Existing Markets. We believe legacy LiDAR products and camera-based systems are both ripe for disruption by our LiDAR sensing and perception solutions. Legacy LiDAR products generally operate in 2D and are challenged with respect to range, outdoor performance and object classification. Camera-based systems are limited to 2D perception, capture personally identifiable information, such as facial recognition, have lower accuracy and often have a high total cost of ownership given their shorter range, requiring a large number of sensors to cover an area, driving the need for extensive and costly networking and installation. We plan to market the price-performance benefits of our advanced 3D LiDAR solutions to capture market share from legacy 2D approaches.

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Enter New Verticals. We have initially focused our product development and sales efforts on five vertical markets, including, mapping, security, smart cities, industrial automation and automotive. However, we see 3D perception and automation as common platform capabilities that can benefit a wide range of industry sectors, and we therefore see an attractive opportunity to expand our focus to include new vertical markets in the future, including consumer, medical and retail. We plan to selectively enter new vertical markets—both organically, with partners and through acquisitions—to expand our addressable market and grow our revenues.

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Capture IoT Market Share. We have established a strong foothold in our IoT markets, building a base of nearly 400 customers and shipping approximately 6,500sensors to date. We believe IoT applications are particularly well suited for our solutions, given the real-time, mission-critical nature of these workflows. Our M Series and S Series sensors, combined with our QORTEX perception software suite, offer our customers an industry-leading solution to add automation and intelligence capabilities to their IoT applications. We plan to invest sales and marketing resources in our IoT market to capitalize on our time-to-market and technology advantages and further expand our market presence.

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Pursue Automotive Design Wins. We have invested over $100 million during the past nine years to develop our proprietary OPA-based solid state LiDAR technology. Our OPA technology is designed to offer automotive OEMs ultra-high reliability, ultra-high performance with electronic beam steering at a price point suitable for high volume vehicle production. With the achievement of recent technical milestones, we expect to begin engaging with potential automotive and tier one supplier customers by the end of 2022 to evaluate our solid state LiDAR technology. Based on our discussions with automotive OEMs, including our current investors and partners, we believe there is a robust audience ready to evaluate our S Series sensors. Our strategy is to leverage these potential evaluations to secure design wins and co-development opportunities in the automotive sector to support our long-term growth objectives.

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Selectively Pursue Strategic Acquisitions. We plan to selectively evaluate opportunities for strategic acquisitions to bolster our organic growth strategy. Acquisitions have been an important element of our evolution to date, as our QORTEX software platform is based on an acquisition from Raytheon Company, completed in 2016. In addition, our management team has significant experience identifying, evaluating and completing strategic acquisitions. Upon the completion of our pending merger with CITIC Capital Acquisition Corp., we expect to have more resources to capitalize on synergistic and accretive acquisition opportunities as they are identified. We may pursue acquisitions to augment and expand our product portfolio, expand our market presence in specific markets and add additional talent to our organization.

Sales and Marketing

We sell our solutions globally through multiple channels to maximize our access to prospective customers. We have a sales force of 23 employees as of December 31, 2021. Our sales force is responsible for managing our sales pipeline, engaging with our channel partners and strategic partners and providing technical consultation throughout the customer sales cycle. Our channel partners include VARs, distributors and SIs. VARs resell our products to end users and also provide product support. Distributors supply VARs and SIs with our products. SIs typically build broader and more sophisticated systems for end users by integrating products from multiple vendors. As of December 31, 2021, we had a network of over 50 authorized channel and strategic partners. Our strategic partners provide us with market access and often bundle our products with their own to deliver integrated solutions to end users.

We are an active participant in industry conferences, including the Consumer Electronics Show and the Global Security Exchange, for example. We also Sponsor periodic webinars to further educate partners and end users on the benefits of our solutions.

Research and Development

We believe that our success depends on our ability to provide the market with high quality LiDAR solutions that have a cost, performance and reliability advantage relative to other comparable solutions. In order to achieve this objective, we have made a considerable investment in research and development, amounting to $20.7 million in 2019, $15.4 million in 2020 and $17 million in 20201, representing 53%, 49% and 42% of our operating expenses, respectively. Personnel related costs are the largest driver of our research and development investment. As of December 31, 2021, our research and development team consisted of 58 employees. These employees are located in Sunnyvale, California and Ottawa, Ontario. Other key areas of our research and development investment include silicon development costs, research and development materials, consulting costs and expenses related to custom tools and supplies, including software.

We believe that research and development will remain our largest area of operating expenses for the foreseeable future, with a primary focus on the following activities:

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OPA Development. Over the past year, we have achieved substantial improvements in the detection range of our OPA module in outdoor, sunlit conditions using a single-emitter sensor, improving from 20 meters in June 2020 to 100 meters in January 2021, 160 meters in October 2021 and 200 meters in December 2021. These achievements were the result of new generations of our emitter and detector semiconductors and enhancement to our signal processing, optics and alignment processes. We plan to invest continued research and development resources to further extend the outdoor range of our OPA module. In parallel, we plan to advance our techniques for packaging multiple OPA modules into a multi-beam LiDAR system, while staying in conformance with power and thermal requirements, to support product sampling to prospective automotive customers.

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Sensor Cost Reductions. We recognize that our targeted automotive customers will require LiDAR sensors that are priced affordably for mass market vehicle production. Based on our discussions with automotive OEMs and tier one suppliers, we believe automotive LiDAR pricing will eventually need to be below $50x0 to meet industry expectations over the long-term. We believe our 100% CMOS solid state design based on our proprietary OPA architecture gives us an advantage in being able to achieve these targeted price points. We will invest research and development resources to further cost reduce our S Series sensor in future versions by striving for greater levels of integration, benefiting from economies of scale and leveraging the cost efficiencies of mature semiconductor process technologies.

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Continued IoT Innovation. During 2021, we introduced 10 new products for the IoT market, ranging from new sensors, to new software capabilities, including for automated object detection and collision avoidance for industrial applications. We plan to continue our investments to expand our IoT portfolio in order to capitalize on our time-to-market advantage, capture share in large, established markets and deliver continued value to our channel partners and end users. Much of our new sensor product development efforts for the IoT segment will be focused on the industrial automation market, which is the largest LiDAR market today and where we see a significant opportunity to expand our presence.

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QORTEX Enhancements. We will continue to expand the capabilities and performance of our QORTEX 3D perception software platform by adding feature-specific modules to future version releases. Our software development will focus on enhancing our object detection, tracking and classification capabilities. For example, our software research and development team will continue to improve detection accuracy for people counting applications and to reduce the number of false positive alerts. For traffic flow analysis of both pedestrians and vehicles, we will continue to improve clustering and merging algorithms to allow the detection and tracking of large and small objects. Additionally, for classification, our development team will continue to collect large amounts of data to train perception and machine learning algorithms.

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Quality Assurance. We plan to invest research and development resources to strengthen quality assurance systems and accelerate new required certifications. We expect to design and build state-of-the-art automation test frameworks in order to meet stringent customer requirements. The development of automation processes and tests to reduce time-to-market and increase capacity and production yields requires research and development resources with unique skill sets and domain knowledge.

Manufacturing

We operate a fabless semiconductor business model. For semiconductor wafer production, we utilize leading third-party providers. For manufacturing our LiDAR sensors, we utilize a hybrid manufacturing strategy that combines the best elements of in-house, precision manufacturing for new product introduction, with low-cost and scalable outsourced manufacturing for high volume production. This hybrid approach gives us the flexibility to respond to new market opportunities, simplifies our operations, balances scalability and quality control and reduces our capital expenditures.

For production of our M Series sensors, we have partnered with a leading global contract manufacturer. Our contract manufacturer partner is well equipped to meet our M Series capacity needs given its global scale and resources and expertise in high volume manufacturing. For S Series production, we leverage our internal production lines at our facilities in Sunnyvale, California. We believe we have adequate capacity to meet our S Series volume requirements through at least the end of 2022 with some additional investments in automation. We will evaluate external manufacturing options for our S Series sensors as our volumes increase.

We believe our in-house manufacturing capabilities and expertise are key competitive differentiators. Our manufacturing team has deep expertise in microelectronics fabrication and automation. Our Sunnyvale facility features a high-capacity, fully-automated production line in a clean room environment. Our S Series production line features state-of-the-art semiconductor equipment for pick-and-place, wire bonding and alignment functions and high-precision photonic IC processing tools. Our manufacturing flow is implemented and controlled electronically using our proprietary Product Test Electronic Traveler software to help ensure defect free products. Our facility also includes calibration and final testing, enabling us to oversee the entire production process and provide high quality and reliable solutions.

We strive to meet the highest industry quality standards. For example, we have achieved ISO 9001:2015 certification with regard to our quality management system and EN 61010 certification with respect to product safety compliance. We have also achieved IATF 16949 automotive production process conformance for our solid state sensor production. We use proven stringent standards to qualify our third-party manufacturing and component suppliers that must meet the high quality and reliability standards required of our LiDAR sensors. We carefully qualify each of our partners and their processes before applying the technology practices to our products, including onsite training of their personnel. Our design and quality engineers work closely with our semiconductor fabrication and manufacturing partners in order to reduce our product costs and optimize our product quality.

Our Competition

The market for LiDAR and 3D perception solutions is highly competitive, rapidly evolving and at an early stage of development. Within this market, we face competition from focused providers of advanced LiDAR solutions, including Aeva Technologies, Inc., AEye, Inc., Innoviz Technologies Ltd., LeddarTech Inc., Luminar Technologies, Inc., Ouster, Inc., Sense Photonics, Inc. and Velodyne Lidar, Inc. We also face competition from established providers of LiDAR products designed for industrial markets, including SICK AG and Hokuyo Automatic Co., Ltd. In addition, we face competition from providers of alternative technologies to LiDAR-based sensing, including camera- and radar-based systems.

We believe that our OPA-based solid state approach is unique in the industry, as other advanced LiDAR sensor providers generally employ either MEMS or flash technologies. We also believe that our IoT sensor portfolio offers performance and total cost of ownership advantages over both established LiDAR providers and camera suppliers. However, many of our competitors have significant market share, diversified product lines, well-established supply and distribution systems, strong worldwide brand recognition, loyal customer bases and significant financial, marketing, research, development and other resources. In addition, several advanced LiDAR suppliers have introduced MEMS- or flash-based solutions that are promoted as having superior performance metrics in certain respects as compared to our OPA-based solution currently. If we are unable to continue enhancing the performance of our OPA-based solution, our prospective customers may choose to purchase competing technologies. In addition, several of our competitors have completed mergers and financings that have provided them with significant amounts of capital, and several of our competitors are publicly traded with access to the public capital markets. If we are unable to complete our merger with CITIC Capital Acquisition Corp., or the merger results in lower cash proceeds than we anticipate, we may have a weaker balance sheet than our competitors.

We believe the principal competitive factors in the LiDAR and 3D perception market include the following:

•	the range, field of view and detection accuracy of LiDAR sensors;

•	the reliability of LiDAR sensors measured by MTBF;

•	the price of LiDAR sensors;

•	the accuracy, scale and intelligence of 3D perception software;

•	the ability to integrate sensors and software with third-party products;

•	market presence and breadth of channels;

•	customer design wins;

•	strategic partnerships;

•	access to capital; and

•	brand awareness and reputation.

We believe that we compete favorably with respect to most of these factors, including the technical attributes of our solutions. In particular, we believe that our OPA-based architecture, IoT sensor performance,

3D perception software intelligence and balanced focus on the automotive and IoT markets distinguishes us from our competitors. However, we must make investments in order to further develop our market presence, customer base and brand.

Intellectual Property

Our success and ability to compete effectively depends in part on our ability to protect our proprietary technology and to establish and adequately protect our intellectual property rights. To establish and protect our proprietary rights, we rely upon a combination of patent, copyright, trade secret and trademark laws and contractual restrictions such as confidentiality agreements, licenses and intellectual property assignment agreements. We maintain a policy requiring our employees, contractors, consultants and other third parties to enter into confidentiality and proprietary rights agreements to control access to our proprietary information. These laws, procedures and restrictions provide only limited protection, and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed or misappropriated. Furthermore, the laws of certain countries do not protect proprietary rights to the same extent as the laws of the United States, and we therefore may be unable to protect our proprietary technology in certain jurisdictions.

As of March 31, 2022, we had 28 issued patents and two pending patent applications. Our issued patents begin expiring in 2034. Approximately 80% of our issued and pending patents relate to our proprietary OPA architecture and related firmware and software. We continue to review our product development and R&D efforts to assess the existence and patentability of new intellectual property.

Government Regulation

We adhere to, support and comply with all government regulatory and applicable laws that impact the way we do business and design, manufacture, sell and service of our products.

As a LiDAR technology company, we are subject to the Electronic Product Radiation Control Provisions of the Federal Food, Drug, and Cosmetic Act. These requirements are enforced by the U.S. Food and Drug Administration (“FDA”). Electronic product radiation includes laser technology. Regulations governing these products are intended to protect the public from hazardous or unnecessary exposure. Manufacturers are required to certify in product labeling and reports to the FDA that their products comply with applicable performance standards and requirements, and maintain manufacturing, testing and distribution records for their products. Furthermore, we are also subject to similar internationally harmonized standards and regulations governing the safe use of laser products. Based upon successful evaluations of the applicable laser products, followed by written attestation by international third-party certification agencies, manufacturers are required to create Self Declarations of Compliance (“SDOC”) of their products to such regulations, and label their products accordingly.

Our products are also subject to U.S. and foreign trade and customs product classifications, including the U.S. Export Administration Regulations, U.S. Customs regulations and various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls. U.S. export control laws and regulations and economic sanctions prohibit the shipment of certain products and services to countries, governments and persons targeted by U.S. sanctions. Similarly, we are also subject to sourcing regulations, such as the requirements under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the EU Conflict Minerals Regulation 2017/821, that will require us to carefully monitor our supply chain. The implementation of these requirements could adversely affect the sourcing, availability and pricing of the materials that may be used in the manufacture of components used in our products.

We protect people, property and the environment through our product regulatory practices. We are committed to the safety of our employees, customers, partners and anyone else who encounters our product. Our product design, engineering and quality control teams incorporate regulatory and safety compliance into the product regulatory lifecycle to ensure that we deliver the highest quality products to our customers.

Our customers may use our products in applications that are regulated and/or subject to industry standards. Such applications require that our products comply with applicable regulations and standards, including, but not limited to, functional safety, cybersecurity, product safety and product performance standards. Certain foreign markets also continue to develop their own respective standards to define deployment requirements for higher levels of autonomy in jurisdictions relevant to us.

Like all companies operating in similar industries, we are subject to environmental regulation, including water use; air emissions; use of recycled materials; energy sources; the storage, handling, treatment, transportation and disposal of hazardous materials; and the remediation of environmental contamination. Compliance with these laws, rules and regulations may include permits, licenses and inspections of our facilities and products.

Finally, our operations are subject to various federal, state and local laws and regulations governing the occupational health and safety of our employees and wage regulations. We are subject to the requirements of the federal Occupational Safety and Health Act, as amended, and comparable state laws that protect and regulate employee health and safety.

Our Need for Additional Capital Resources

We have incurred negative cash flows from operating activities and significant losses from operations in the past as reflected in our accumulated deficit of $308 million as of December 31, 2021. We expect to continue to incur operating losses for at least the next 12 months following the issuance of these financial statements due to the investments that we intend to make in our business and, as a result, we may require additional capital resources to grow our business.

As of December 31, 2021, the Company had $26.1 million of cash and cash equivalents. Further, the Company completed its Business Combination transaction on February 8, 2022, and effectively settled its outstanding debt balance of $106 million, thereby providing the company with additional future financial flexibility.

The exercise price of our public warrants and private warrants is $11.50 per warrant. We believe the likelihood that warrant holders will exercise their warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the trading price of our common stock. If the trading price for our common stock is less than $11.50 per share, we believe holders of our public warrants and private warrants will be unlikely to exercise their warrants. On May 4, 2022, the last reported sales price of our common stock was $1.56 per share and the last reported sales price of our public warrants was $0.17 per warrant. Our current operating plans do not assume the exercise of any of the public warrants or private warrants for cash.

The shares of common stock being offered for resale pursuant to this prospectus by the selling securityholders would represent approximately 48% of shares outstanding of the Company as of March 29, 2022 (after giving effect to the issuance of the of shares upon exercise of the Warrants). The selling securityholders will be able to sell all of their shares of common stock at any time when the registration of which this prospectus forms a part is effective and available for use.

The sale of shares of our common stock in the public market or otherwise, including sales pursuant to this prospectus, or the perception that such sales could occur, could harm the prevailing market price of shares of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that it deems appropriate. Resales of our common stock may cause the market price of our securities to drop significantly, even if our business is doing well.

Our ability to raise additional capital through the sale of equity or convertible debt securities could be significantly impacted by the resale of shares of common stock by selling securityholders pursuant to this prospectus which could result in a significant decline in the trading price of our common stock and potentially hinder our ability to raise capital at terms that are acceptable to us or at all. In addition, debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, or substantially reduce our operations.

Legal Proceedings

From time to time, we are involved in legal proceedings arising in the ordinary course of our business, including assertions by third parties relating to intellectual property infringement, breaches of contract or warranties or employment-related matters.

In August 2016, Velodyne alleged patent infringement and threatened litigation against us. In response, we filed a complaint in the Northern District of California seeking a declaratory judgment of non-infringement of Velodyne’s patent. Velodyne filed its answer and counterclaim for infringement of its patent and we filed our answer on January 16, 2017. In October 2017, the court issued a claim construction order construing eight terms in Velodyne’s patent. In November 2017, we filed two petitions for IPR before the PTAB, asserting that all asserted claims of Velodyne’s patent are invalid over prior art. In January 2018, the court granted a stipulation filed by the parties, staying the district court litigation until the patent office decided whether to grant or deny our pending petitions. In March 2018, Velodyne filed its responses to both of the Company’s petitions. In May 2018, the PTAB instituted both IPRs on all petitioned claims and issued Final Written Decisions finding all petitioned claims are not invalid. We petitioned for rehearing in June 2019, which the PTAB denied in May 2020, Quanergy filed an appeal to the CAFC for each IPR (consolidated as docket no. CAFC-20-2070). Oral argument was held on July 7, 2021. On February 4, 2022, the CAFC affirmed the decision of the PTAB.

Our Employees

We are focused on hiring, training, and retaining exceptional talent. As of December 31, 2021, we had a total of 130 full-time employees, including 58 engaged in research and development, and 100 of our employees were based at our headquarters in Sunnyvale, CA. We have not experienced any work stoppages, and we consider our relationship with our employees to be good.

Our Facilities

Our corporate headquarters is located in Sunnyvale, CA, where we lease approximately 28,000 square feet pursuant to a lease that expires in August 2022 and for which we are currently in discussions for a renewal. We also lease and occupy approximately 1200 square feet of office space in Ontario, Canada, and 1,450 square feet of office space in Shanghai, China. We believe that our current facilities are adequate to meet our current needs.

MANAGEMENT

Directors and Executive Officers

Our directors and executive officers and their ages as of March 31, 2022 are as follows:

(1)Name	Age	Position(s)
Executive Officers
Kevin J. Kennedy	66	Chief Executive Officer and Chairman of the Board of Directors
Tianyue Yu	47	Chief Development Officer, Co-Founder and Director
Patrick Archambault	49	Chief Financial Officer
Enzo Signore	60	Chief Marketing Officer
Brad Sherrard	55	Chief Revenue Officer
Non-Employee Directors
Jim DiSanto	60	Director
Karen C. Francis	59	Director
Matthew Hammond	47	Director
Tamer Hassanein	36	Director
Thomas M. Rohrs	70	Director

Executive Officers

Kevin J. Kennedy. Kevin Kennedy has served as our Chief Executive Officer since February 8, 2022. Mr. Kennedy served as Legacy Quanergy’s Chief Executive Officer and Chairman from March 2020 until the Closing. From July 2018 through March 2020, Mr. Kennedy was a senior managing director at Blue Ridge Partners, a revenue growth consulting firm. From January 2009 to October 2017, Mr. Kennedy served as President, Chief Executive Officer and member of the board of directors of Avaya Inc., a cloud communications company. In January 2017, Avaya Inc. filed a Chapter 11 restructuring plan with the U.S. Bankruptcy Court for the Southern District of New York. Avaya Inc. successfully restructured its debt and emerged as a public company. Prior to Avaya Inc., Mr. Kennedy was Chief Executive Officer of JDS Uniphase Corporation, an optical and communications equipment manufacturer, from 2003 to 2008, also serving as JDS Uniphase Corporation’s President from 2004 to 2008. Previously, Mr. Kennedy spent nearly eight years at Cisco Systems, Inc. and 17 years at Bell Laboratories Inc. Kennedy also currently serves on the board of directors of KLA Corporation, Maxeon Solar Technologies Ltd. and Digital Realty Trust, Inc. In 1987, Mr. Kennedy was a Congressional Fellow to the U.S. House of Representatives on Science, Space and Technology. In January 2011, Mr. Kennedy was appointed to the President’s National Security Telecommunications Advisory Committee by former President Obama. Mr. Kennedy holds a B.S. in engineering from Lehigh University in Pennsylvania, as well as M.S. and Ph.D. degrees in engineering from Rutgers University. We believe Mr. Kennedy is qualified to serve as a member of our board of directors as a result of his experience on the boards of directors of several public companies and that Mr. Kennedy offers our board of directors a deep understanding of corporate governance matters.

Tianyue Yu.    Tianyue Yu has served as our Chief Development Officer since February 8, 2022. Dr. Yu co-founded Legacy Quanergy in 2012 and served as Legacy Quanergy’s Vice President of Products from February 2014 to May 2018, and Chief Technology Officer from May 2018 to February 2020 and served as Chief Development Officer from February 2020 until the Closing. Dr. Yu is responsible for Quanergy’s technology architecture, product design and engineering execution to advance technology innovation and ensure successful implementation of the product roadmaps. From 2009 to 2010, Dr. Yu served as Senior Scientist of Nanosolar, Inc., a developer of solar power technology. Prior to that, Dr. Yu spent six years at Affymetrix, Inc. as Manager, System Integration from July 2006 to December 2008 and as a staff scientist from January 2003 to July

2006. Dr. Yu holds a B.S. in Chemical Physics from the University of Science and Technology of China and a Ph.D. with concentration in nanotechnology from Cornell University. We believe that Dr. Yu is qualified to serve as a member of our board of directors due to the perspective and experience she brings as Legacy Quanergy’s co-founder.

Patrick Archambault. Patrick Archambault has served as our Chief Financial Officer since February 8, 2022. Mr. Archambault served as Legacy Quanergy’s Chief Financial Officer from July 2019 until the Closing, having previously served as Legacy Quanergy’s Vice President of Finance from November 2017 to July 2019 and Director of Strategic Financial Planning from October 2016 to October 2017. Before joining Legacy Quanergy he was vice president in the global investment research division at Goldman Sachs where he spent 17 years with roles in Latin America equity strategy and covering the US auto industry. He also spent time at Credit Lyonnais in Brazil and at Development Aid from People to People doing social development work in Angola. Mr. Archambault holds a Master’s degree in International Finance and Business from Columbia University’s School of International and Public Affairs as well as a Bachelor of Arts in political science and philosophy from the University of Western Ontario.

Enzo Signore. Enzo Signore has served as our Chief Marketing Officer since February 8, 2022. Mr. Signore served as Legacy Quanergy’s Chief Marketing Officer from July 2019 until the Closing. From April 2017 to July 2019, Mr. Signore served as Chief Marketing Officer of FixStream Network, Inc., an AI software company. From 2014 to February 2017, Mr. Signore served as Chief Marketing Officer of 8x8, Inc., a provider of Voice over IP products; from 2010 to 2014 he served as Vice President, Worldwide Enterprise Solutions & Field Marketing of Avaya Inc.; and from 2004 to 2010 he held several roles at JDS Uniphase Corporation. Prior to joining JDS Uniphase Corporation, Mr. Signore held roles at Cisco Systems Inc., ISOCOR Inc. and Retix Inc. Mr. Signore holds a M.S. in electronic engineering from Politecnico di Torino, Italy.

Brad Sherrard. Brad Sherrard has served as our Chief Revenue Officer since February 8, 2022. Mr. Sherrard served as Legacy Quanergy’s Chief Revenue Officer from October 2020 until the Closing. From December 2019 to October 2020, Mr. Sherrard was Executive Vice President, General Manager IoT Solutions of Sensera, Inc., a sensor and modules manufacture company, having previously served as Sensera’s Executive Vice President Sales from July 2018 to December 2019. From 2004 to April 2018, Mr. Sherrard held numerous roles at u-blox Americas, a semiconductor and module manufacturer, most recently serving as Senior Vice President Sales from 2014 to April 2018. Mr. Sherrard also previously held roles with Roadpost USA Inc., Stratos, Inc., Magellan Navigation, Inc., Sabritec Incorporation and ITT Inc. in varying business development roles. Mr. Sherrard holds a B.S. in Electrical Engineering from the University of California-Irvine and a M.B.A. from Pepperdine University.

Non-Employee Directors

Jim DiSanto. Jim DiSanto has served as a member of our board of directors since February 8, 2022. Mr. DiSanto served on the board of directors of Legacy Quanergy from 2013 to 2015 and from November 2018 to the present. Mr. DiSanto is the co-founder and Managing Partner of Motus Ventures, an early stage venture capital firm funding businesses focusing on AI, Robotics and IoT, where he has served since July 2012. Prior to Motus, Mr. DiSanto formed extensive executive and technical level relationships with auto OEMs, T1 suppliers, logistics firms, global industrials, fleet management providers, telecommunications operators and suppliers, university and government research organizations, and more as an entrepreneur in residence at Asset Management Ventures from 2011 to 2012 and as Chairman and CEO of KonaWare, Inc. from 2004 to 2008. Prior to KonaWare Mr. DiSanto served as VP Business and Corporate Development and as a Director of Simplexity Wireless from 1999 to 2003. Mr. DiSanto previously served as Board Director and General Manager of Digisec/Yamei Electronics (Beijing PRC) from 2008 to 2012. Mr. DiSanto holds B.S. degrees in Aerospace Engineering and Computer Engineering from the University of Michigan as well as an M.B.A. from Stanford University. We believe that Mr. DiSanto is qualified to serve as a member of our board of directors due to his extensive experience managing companies and his years of deep industry relationships.

Karen C. Francis. Karen Francis has served as a member of our board of directors since February 8, 2022. Ms. Francis has served on the board of directors of Legacy Quanergy from September 2018 to December 2019 and from September 2021 to the present. Ms. Francis has served as a member of the board of directors of TuSimple Holdings Inc. since February 2021 and as the Chair of the board of directors of Vontier Corporation, a spinoff from Fortive Corporation focused on mobility and transportation businesses, since its spin-off in 2020. From December 2016 to November 2019, Ms. Francis served on the board of directors of Telenav, Inc., where she served as lead independent director, chair of the Compensation Committee and a member of the Nominating and Governance Committee of Telenav, Inc. Prior to that, she served as a director of The Hanover Insurance Group, Inc. from May 2014 to May 2017 and AutoNation, Inc. from February 2016 to April 2018. In addition, Ms. Francis serves as Senior Advisor to TPG Capital and is an independent director for private equity and venture capital funded companies in Silicon Valley, including Metawave, Nauto and Wind River. Ms. Francis served as Chief Executive Officer of AcademixDirect, Inc., a technology innovator in education, from 2009 to 2014 and as its Executive Chairman from 2009 to 2017. From 2004 to 2007, Ms. Francis was Chairman and Chief Executive Officer of Publicis & Hal Riney, based in San Francisco and part of the Publicis global advertising and marketing network. From 2001 to 2002, she served as Vice President of Ford Motor Company, where she was responsible for the corporate venture capital group, as well as global e-business strategies, customer relationship management and worldwide export operations. From 1996 to 2000, Ms. Francis held several positions with General Motors, including serving as General Manager of the Oldsmobile Division. Ms. Francis was selected to serve on our board of directors due to her experience as a Chief Executive Officer, director, strategic advisor and investor with a deep knowledge of corporate governance and a strong track record of successfully building companies and businesses across multiple industries and sizes. Ms. Francis also serves as Chair of the Compensation & Management Development Committee for Vontier.

Matthew Hammond. Matthew Hammond has served as a member of our board of directors since February 8, 2022. Mr. Hammond has served on the board of directors of Legacy Quanergy since September 2020. Mr. Hammond is Group Managing Director and Chief Financial Officer of Mail.ru, an internet communication and entertainment services group listed on the London Stock Exchange. He joined Mail.Ru in April 2011. Mr. Hammond also serves on the board of directors of Strike Resources Ltd., an Australian-listed resources company. Prior joining Mail.Ru, Mr. Hammond served as Group Strategist for Metalloinvest Holdings from 2008-2011. Mr. Hammond began his career at Credit Suisse in 1997 and was Sector Head in Equity Research. Mr. Hammond holds a B.A. from Bristol University. We believe that Mr. Hammond is qualified to serve as a member of our board of directors due to his extensive business experience and his prior international director roles.

Tamer Hassanein. Tamer Hassanein has served as a member of our board of directors since February 8, 2022. Mr. Hassanein served on the board of directors of Legacy Quanergy from 2014 to September 2018 and from March 2020 to the present. Mr. Hassanein has served as a General Partner of Rising Tide, an early-stage Silicon Valley-based venture capital firm, since November 2011. Mr. Hassanein also currently serves as President and Chief Executive Officer of Timeline.com, Inc., a media company, a role he has held since November 2013. Mr. Hassanein previously served as President of Fuel Powered, Inc. from 2011 to 2012 and as Monetization Guru and founding team member of Zong, Inc, from 2007 through its acquisition by PayPal in 2011. Mr. Hassanein was also the co-founder of Foghorn Games LLC which was acquired by Playsino in 2012. Mr. Hassanein is an advisor and seed investor in AxiomZen, the venture studio that launched Dapper Labs, ZenHub, Toby, and Routific. He has invested in 75+ early stage companies in the Deep Tech, Fin Tech, Healthcare, Gaming, and Blockchain industries. Mr. Hassanein holds a B.S. in Business Administration from the University of San Diego. We believe that Mr. Hassanein is qualified to serve as a member of our board of directors due to his extensive management experience across several industries and his past service on boards of directors.

Thomas M. Rohrs. Thomas Rohrs has served as a member of the board of directors since February 8, 2022. Mr. Rohrs has served on the board of directors of Legacy Quanergy since January 2020. Mr. Rohrs has served as Executive Chairman and director of Ichor Systems, Inc., a semiconductor component manufacturing company, since February 2012 and previously served as Chief Executive Officer from September 2014 through January 2020. Prior to Ichor, Mr. Rohrs served as Chief Executive Officer and Chairman of Skyline Solar Inc. from 2010 to 2012 and Electroglas, Inc. from 2006 to 2009. Mr. Rohrs also served as Senior Vice President of Global Operations and a member of the Executive Committee for Applied Materials, Inc. from 1997 to 2002 and as Vice President of Worldwide Operations for Silicon Graphics, Inc. from 1992 to 1997. Mr. Rohrs currently serves on the board of directors of Advanced Energy Industries, Inc. and Intevac, Inc. Mr. Rohrs previously served on the board of directors of Magma Design Automation, Inc., Ultra Clean Technologies Corp. and Vignani Technologies PvT Ltd. Mr. Rohrs holds a B.S. in mechanical engineering from the University of Notre Dame and an M.B.A. from the Harvard Business School. We believe that Mr. Rohrs is qualified to serve as a member of our board of directors due to his extensive experience managing companies and his past service on boards of directors.

Family Relationships

As of the date of this prospectus, there are no family relationships among any of our directors or executive officers.

Board Composition

Our business and affairs will be organized under the direction of our board of directors. Our board of directors will meet on a regular basis and additionally as required.

In accordance with the terms of our Bylaws, our board of directors may establish the authorized number of directors from time to time by resolution. Our board of directors consists of seven members. In accordance with our Charter, our board of directors is divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

•	the Class I directors are Kevin Kennedy, Tianyue Yu and Jim DiSanto, and their terms will expire at the annual meeting of stockholders to be held in 2023;

•	the Class II directors are Tamer Hassanein and Tom Rohrs, and their terms will expire at the annual meeting of stockholders to be held in 2024; and

•	the Class III directors are Matthew Hammond and Karen Francis, and their terms will expire at the annual meeting of stockholders to be held in 2025.

As nearly as possible, each class will consist of one-third of the directors.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Director Independence

Our board of directors undertook a review of the independence of each director. Based on information provided by each director concerning his or her background, employment and affiliations, our board of directors determined that none of the directors, other than Mr. Kennedy, Ms. Yu and Mr. Hassanein, has any relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of Mr. DiSanto, Mr. Rohrs, Mr. Hammond and Ms. Francis is “independent” as that term is defined under the NYSE listing standards. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with Quanergy and all other facts and circumstances our board of directors deems relevant in determining their independence, including the beneficial ownership of our securities by each non-employee director and the transactions described in the section titled “Certain Relationships and Related Party Transactions.”

Board Leadership Structure

Our board of directors is chaired by Mr. Kennedy, our Chief Executive Officer. In such role, Mr. Kennedy will have authority, among other things, to call and preside over board of directors meetings, to set meeting agendas and to determine materials to be distributed to the board of directors. Our board of directors believes that combining the positions of Chief Executive Officer and Chairman of Board helps to ensure that our board of directors and management act with a common purpose and that separating the positions of Chief Executive Officer and Chairman of the Board has the potential to give rise to divided leadership, which could interfere with good decision-making or weaken the ability to develop and implement strategy. Instead, our board of directors believes that combining the positions of Chief Executive Officer and Chairman of the Board provides a single, clear chain of command to execute its strategic initiatives and business plans. In addition, our board of directors believes that a combined Chief Executive Officer/Chairman of the Board is better positioned to act as a bridge between management and our board of directors, facilitating the regular flow of information.

We will not have a lead independent director. Messrs. DiSanto, Hammond, Hassanein and Rhors and Ms. Francis will serve as independent directors who provide active and effective oversight of our strategic decisions. Our board of directors has determined that the leadership structure of our board of directors will permit our board of directors to fulfill its duties effectively and efficiently and is appropriate given the size and scope of Quanergy and our financial condition.

Role of Our Board of Directors in Risk Oversight/Risk Committee

One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through our board of directors as a whole, as well as through various standing committees of the board of directors that address risks inherent in their respective areas of oversight. In particular, the board of directors is responsible for monitoring and assessing strategic risk exposure and our audit committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management will take to monitor and control such exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee also monitors compliance with legal and regulatory requirements. Our compensation committee also assesses and monitors whether our compensation plans, policies and programs comply with applicable legal and regulatory requirements.

Committees of the Board of Directors

Our board of directors includes an audit committee, compensation committee and nominating and corporate governance committee. The board of directors has adopted a charter for each of these committees, which complies with the applicable requirements of current SEC and NYSE rules. Copies of the Charters for each committee are available on the investor relations portion of our website.

Audit Committee

The audit committee consists of Mr. DiSanto, Mr. Hammond and Mr. Rohrs, each of whom our board of directors has determined satisfies the independence requirements under NYSE listing standards and Rule 10A- 3(b)(1) of the Exchange Act. The chair of the audit committee is Mr. Hammond. Our board of directors has determined that each of Mr. Hammond and Mr. Rohrs is an “audit committee financial expert” within the meaning of SEC regulations. Each member of our audit committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, our board of directors examined each audit committee member’s scope of experience and the nature of their employment.

The primary purpose of the audit committee is to discharge the responsibilities of our board of directors with respect to the corporate accounting and financial reporting processes, systems of internal control and financial statement audits, and to oversee the independent registered public accounting firm. Specific responsibilities of the audit committee include:

•	helping the board of directors oversee corporate accounting and financial reporting processes;

•	managing the selection, engagement, qualifications, independence and performance of a qualified firm to serve as the independent registered public accounting firm to audit the financial statements;

•

discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, the interim and year-end operating results;

•	developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	reviewing related person transactions;

•

obtaining and reviewing a report by the independent registered public accounting firm at least annually that describes internal quality control procedures, any material issues with such procedures and any steps taken to deal with such issues when required by applicable law; and

•	approving or, as permitted, pre-approving, audit and permissible non-audit services to be performed by the independent registered public accounting firm.

Compensation Committee

The compensation committee consists of Mr. DiSanto, Ms. Francis and Mr. Rohrs. The chair of the compensation committee is Mr. Rohrs. Our board of directorshas determined that each member of the compensation committee is independent under the NYSE listing standards and a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act.

The primary purpose of the compensation committee is to discharge the responsibilities of the board of directors in overseeing the compensation policies, plans and programs and to review and determine the compensation to be paid to executive officers, directors and other senior management, as appropriate. Specific responsibilities of the compensation committee include:

•	reviewing and approving the compensation of the chief executive officer, other executive officers and senior management;

•	administering the equity incentive plans and other benefit programs;

•

reviewing, adopting, amending and terminating incentive compensation and equity plans, severance agreements, profit sharing plans, bonus plans, change-of-control protections and any other compensatory arrangements for the executive officers and other senior management; and

•	reviewing and establishing general policies relating to compensation and benefits of the employees, including the overall compensation philosophy.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee consists of Ms. Francis and Mr. Rohrs. The chair of the nominating and corporate governance committee is Ms. Francis. Our board of directors has determined that each member of the nominating and corporate governance committee is independent under the NYSE listing standards.

Specific responsibilities of the nominating and corporate governance committee include:

•	identifying and evaluating candidates, including the nomination of incumbent directors for reelection and nominees recommended by stockholders, to serve on the board of directors;

•	considering and making recommendations to the board of directors regarding the composition and chairmanship of the committees of the board of directors;

•	developing and making recommendations to the board of directors regarding corporate governance guidelines and matters; and

•	overseeing periodic evaluations of the performance of the board of directors, including its individual directors and committees.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has ever been an executive officer or employee of the Company. None of our executive officers currently serve, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers that will serve as a member of our board of directors or compensation committee.

Code of Ethics

Our board of directors has adopted a Code of Business Conduct and Ethics (the “Code of Conduct”) applicable to all of our employees, executive officers and directors. The Code of Conduct is be available at the investors section of our website at https://quanergy.com/about/investors/.

Any amendments to the Code of Conduct, or any waivers of its requirements, are expected to be disclosed on our website to the extent required by applicable rules and exchange requirements. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this prospectus.

Limitation on Liability and Indemnification of Directors and Officers

Our Charter limits a directors’ liability to the fullest extent permitted under the DGCL. The DGCL provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability:

•	for any transaction from which the director derives an improper personal benefit;

•	for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	for any unlawful payment of dividends or redemption of shares; or

•	for any breach of a director’s duty of loyalty to the corporation or its stockholders.

If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of the directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Delaware law and the Bylaws provide that we will, in certain situations, indemnify our directors and officers and may indemnify other employees and other agents, to the fullest extent permitted by law. Any indemnified person is also entitled, subject to certain limitations, to advancement, direct payment, or reimbursement of reasonable expenses (including attorneys’ fees and disbursements) in advance of the final disposition of the proceeding.

In addition, we have entered into separate indemnification agreements with our directors and officers. These agreements, among other things, require us to indemnify our directors and officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of their services as one of our directors or officers or any other company or enterprise to which the person provides services at our request.

We plan to maintain a directors’ and officers’ insurance policy pursuant to which our directors and officers are insured against liability for actions taken in their capacities as directors and officers. We believe these provisions in the Charter and Bylaws and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or control persons, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

EXECUTIVE COMPENSATION

As used in this section, “we,” “us,” “our” or “Company” refers to Legacy Quanergy prior to the closing of the Business Combination and to Quanergy Systems, Inc. (f/k/a CITIC Capital Acquisition Corp.) following the closing the Business Combination. All unit counts in this section are shown on a pre-Business Combination basis.

Our named executive officers, including our principal executive officer and the next two most highly compensated executive officers, as of December 31, 2021, were:

•	Kevin Kennedy, Quanergy’s Chief Executive Officer.

•	Bradley Sherrard, Chief Revenue Officer.

•	Enzo Signore, Chief Marketing Officer.

•	Tianyue Yu, Chief Development Officer.

For the year ended December 31, 2021, each of Mr. Signore and Ms. Yu were compensated equally. Therefore, we have included both of them as the next highly compensated individual.

Summary Compensation Table

The following table presents all of the compensation awarded to or earned by or paid to our named executive officers during the year ended December 31, 2021.

Name and Principal Position	Year	Salary ($)		Bonus ($)		Stock Awards ($)(1)		Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)		Total ($)
Kevin Kennedy	2020	198,125	(2)	214,000	(3)	5,659,341		209,871	150,000	(4)	6,281,338
Chief Executive Officer	2021	300,000		300,000	(5)	7,143,402					7,743,402
Bradley Sherrard	2020	48,257	(6)			1,254,330	(7)(8)		4,211	(7)(9)	1,306,795
Chief Revenue Officer	2021	284,324		55,000	(10)	2,475			23,839	(7)(11)	304,623
Enzo Signore	2020	201,500				2,108,415		169,390	15,754	(7)(13)	2,495,059
Chief Marketing Officer	2021	237,500				9,357	(7)(12)		27,982	(7)(13)	237,500
Tianyue Yu	2020	197,269				704,005					901,724
Chief Development Officer	2021	237,500									237,500

(1)

Amounts reported represent the aggregate grant date fair value of stock options and stock awards granted to such named executive officers and have been computed in accordance with ASC Topic 718. The assumptions used in calculating the grant date fair value of stock options issued during the fiscal year ended December 31, 2021, are set forth in Note 14, Stock Based Compensation, to our consolidated financial statements included elsewhere in this prospectus. This amount does not reflect the actual economic value that may be realized by the named executive officer. The incremental fair value of the repriced options as further discussed below under “April 2020 Option Repricing” are as follows: Kevin Kennedy ($209,871), and Enzo Signore ($169,390).

(2)	Mr. Kennedy joined us in March 2020 and his salary reflects pro rata amount earned in 2020.
(3)	Reflects one-time $64,000 sign on bonus, and $150,000 discretionary bonus with respect to 2020 services.
(4)	Paid pursuant to the achievement of corporate and individual goals as set forth in Mr. Kennedy’s offer letter, as described further below under “Agreements with Named Executive Officers.”
(5)

Amount represents the bonus paid to Mr. Kennedy pursuant to the terms of his offer letter and in the discretion of the Company’s board of directors based on individual and corporate performance. At Mr. Kennedy’s election, this bonus was paid 50% in cash and 50% in the Company’s common stock, as described further below under the section titled “—Performance Bonus Opportunity.”

(6)	Mr. Sherrard joined us in October 2020 and his salary reflects pro rata amount earned in 2020.
(7)

As further described in the section titled “Non-Equity Incentive Plan Compensation” below, either all or a portion of this awards was paid based on the achievement of certain Company billings, Company revenue, and regional revenue goals, as provided in the Sales Incentive Plan, which is described further below under “Agreements with Named Executive Officers.”

(8)

$1,596 of the amount disclosed represents the restricted stock units granted as a bonus under the terms of the Company Sales Incentive Plan, as described further below under the sections titled “—Equity Based Incentive Awards” and “—Agreements with Named Executive Officers.”

(9)

Amount disclosed represents $2,608 in cash commission and $1,603 in cash bonus received under the terms of the Company Sales Incentive Plan, as described further below under the sections titled “—Non-Equity Incentive Plan Compensation,” and “—Agreements with Named Executive Officers.”

(10)	Amount disclosed represents a discretionary bonus related to Mr. Sherrard’s 2021 performance, as determined by our board of directors.
(11)

Amount disclosed represents the cash commission received under the terms of the Company Sales Incentive Plan, as described further below under the sections titled “—Non-Equity Incentive Plan Compensation,” and “—Agreements with Named Executive Officers.”

(12)

Amount disclosed represents the restricted stock units granted as a bonus under the terms of the Company Sales Incentive Plan, as described further below under the sections titled “—Equity Based Incentive Awards” and “—Agreements with Named Executive Officers.”

(13)

Amount disclosed represents the cash bonus received under the terms of the Company Sales Incentive Plan, as described further below under the sections titled “—Non-Equity Incentive Plan Compensation,” and “—Agreements with Named Executive Officers.”

Narrative to the Summary Compensation Table

Annual Base Salary

The compensation of our named executive officers is generally determined and approved by our board of directors. The base salaries of each of our named executive officers are described below under the subsection titled “—Employment Agreements with our Named Executive Officers.”

Performance Bonus Opportunity

In addition to his base salary, pursuant to the terms of his offer letter, Mr. Kennedy is eligible to receive an annual performance-based cash bonus, which is designed to provide appropriate incentives to Mr. Kennedy to achieve defined corporate and individual goals, and to reward Mr. Kennedy for the achievement of such goals. The annual performance-based bonus Mr. Kennedy is eligible to receive is generally based on the extent to which the corporate and individual goals established by our board of directors are achieved. At the end of each year, the board of directors reviews performance against each goal and determines the extent to which they were achieved.

Mr. Kennedy’s 2021 performance target bonus was 100% of his then-current base salary of $300,000. In determining Mr. Kennedy’s 2021 bonus, in March of 2022, our board of directors identified and considered a number of corporate and individual performance factors and, in its discretion, determined that Mr. Kennedy should receive a 100% payout of his 2021 target bonus. Mr. Kennedy elected to receive his 2021 bonus in 50% cash and 50% Company common stock. The portion of Mr. Kennedy’s bonus payable in common stock is described further below under the section titled “—Equity Based Incentive Awards.”

Based upon his performance during year ended December 31, 2021, the board of directors awarded Mr. Sherrard a one-time $55,000 cash bonus.

April 2020 Option Repricing

In April 2020, we amended certain outstanding options, including options held by Messrs. Kennedy and Signore, which were “underwater”, meaning the exercise price per share of these options was greater than the current fair market value of our common stock. The amendment reduced the exercise price per share of such options to $49.43, the fair market value of our common stock as determined by our board of directors on the date of the repricing. We believe that repricing these options was in the best interest of the Company, in order motivate the optionholders to continue to provide services to the Company and to work towards our success. Messrs. Kennedy’s and Signore’s repricings are further discussed below under “Agreements with Quanergy’s Named Executive Officers.”

Non-Equity Incentive Plan Compensation

Pursuant to the terms of the Sales Incentive Plan, as described further below under the section titled “—Agreements with Quanergy’s Named Executive Officers,” and based on the achievement of certain pre-determined performance measures set forth in the Sales Incentive Plan, Mr. Sherrard received a commission in the amount of $2,608 for 2020 and $23,839 for 2021 and a bonus in the amount of $3,199 for 2020, approximately 50% of which was paid in cash and 50% of which was paid in restricted stock units, as described further below in the section titled “Equity-Based Incentive Awards.” Mr. Sherrard did not receive a bonus under the Sales Incentive Plan for 2021.

Pursuant to the terms of the Sales Incentive Plan, as described further below under the section titled “—Agreements with Quanergy’s Named Executive Officers,” and based on the achievement of certain pre-determined performance measures set forth in the Sales Incentive Plan, Mr. Signore received a bonus in the amount of $15,754 for 2020 and $37,339 for 2021. For 2020, the entire amount was paid in cash, and for 2021 seventy-five percent was paid in cash (equaling $27,982) and twenty-five percent of which was paid in restricted stock units (equaling $9,357), as described further below in the section titled “Equity-Based Incentive Awards.”

April 2021 Restricted Stock Unit Amendment

In April 2021, we amended all our outstanding and unvested restricted stock units, including restricted stock units held by our named executive officers. The amendment revised the time-based vesting schedule of the restricted stock units from monthly vesting to quarterly vesting on February 15, May 15, August 15, and November 15 of the applicable year. The amendment did not make any changes to any liquidity vesting requirements or other terms of the restricted stock units.

Equity-Based Incentive Awards

Our equity-based incentive awards are designed to alight our interests and those of our stockholders with those of our employees, including our executive officers. The board of directors or an authorized committee thereof is responsible for approving equity grants.

Prior to this offering, we have granted stock options and restricted stock units pursuant to our 2013 Equity Incentive Plan (“2013 Plan”). Following this offering, we will grant equity awards under the terms of our 2022 Equity Incentive Plan. The terms of our equity plans are described below under the subsection titled “—Equity Incentive Plans.”

In March 2021, our board of directors granted restricted stock units under our 2013 Plan to Mr. Kennedy, representing 282,795 shares of our common stock. These restricted stock units vested subject to both a time based and a liquidity event vesting requirement. The time-based vesting requirement was satisfied on the date of grant. The liquidity-event requirement was deemed to have occurred on the completion of the Business Combination.

In recognition of Mr. Kennedy’s and the Company’s performance during fiscal year ended December 31, 2021, Mr. Kennedy received his full performance bonus, equal to $300,000, as described further above in the section titled “—Performance Bonus Opportunity.” Pursuant to Mr. Kennedy’s election, he will be granted 50%

of this bonus in shares of the Company’s common stock, which will be granted on the third trading day following the release of the Company’s earning results for the quarter ended March 31, 2022. The number of shares of Company common stock granted to Mr. Kennedy will be equal to $150,000, divided by the Company’s price per share as of the date of grant.

Pursuant to the terms of the Sales Incentive Plan, as described further below under the section titled “—Agreements with Quanergy’s Named Executive Officers,” in March 2021, our board of directors granted restricted stock units under our 2013 Plan representing 50% of the 2020 $3,199 bonus received by Mr. Sherrard under such Sales Incentive Plan, which equaled 98 shares of our common stock. These restricted stock units vested subject to both a time based and a liquidity event vesting requirement. The time-based vesting requirement was satisfied on the date of grant. The liquidity-event requirement was deemed to have occurred on the completion of the Business Combination.

Also pursuant to the terms of the Sales Incentive Plan, as described further below under the section titled “—Agreements with Quanergy’s Named Executive Officers,” on January 26, 2022, under the terms of our 2021 Plan, we granted Mr. Sherrard restricted stock units equal to $9,357, which was the 50% of the 2021 bonus received by Mr. Sherrard under such Sales Incentive Plan, representing 261 shares of Company common stock. Such restricted stock units were fully vested upon grant.

Agreements with Quanergy’s Named Executive Officers

Salary Increases and De-SPAC Bonuses

In June 2021, we notified each of Messrs. Sherrard and Signore, and Ms. Yu that effective July 1, 2021, their compensation would increase, and upon the completion of this Business Combination, they would be paid a one-time cash bonus in recognition of their efforts.

The compensation increase for Mr. Sherrard was to $273,000 base salary annually, and the compensation increase for each of Mr. Signore and Ms. Yu was to $245,000 base salary annually. The one-time bonus amount for Mr. Sherrard is $10,000, and the one-time bonus amount for each of Mr. Signore and Ms. Yu is $20,000, each of which was paid in March 2022 upon the completion of the Business Combination.

Sales Incentive Plan

We maintain an annual Sales Incentive Plan, pursuant to which certain employees, including Messrs. Sherrard and Signore, may become eligible to receive certain additional commission payments and bonus payments. The criteria to earn such payments is individualized for each employee.

For year ended December 31, 2020, Mr. Sherrard received additional commission and bonus payments upon the achievement of established revenue and related performance goals. For Mr. Sherrard, the additional commission payments were made in cash, and the value the bonus payments were made in fifty-percent restricted stock units and fifty-percent cash. For year ended December 30, 2020 Mr. Signore received a cash bonus paid based upon established revenue and related performance goals . The cash payments paid hereunder are described above under the section titled “—Non-Equity Incentive Plan Compensation,” and the restricted stock units are described above in the section titled “Equity Based Incentive Awards.”

For year ended December 31, 2021, Mr. Sherrard received an additional commission payment upon the achievement of Company billings, Company revenue, and regional revenue goals. For Mr. Sherrard, the additional commission payments were made in cash. For year ended December 31, 2021 Mr. Signore received a bonus paid in seventy-five percent cash and twenty-five percent restricted stock units, based upon all billings exceeding a pre-determined dollar threshold, and based upon billings resulting from flow management and industrial channels. The cash payments paid hereunder are described above under the section titled “—Non-Equity Incentive Plan Compensation,” and the restricted stock units are described above in the section titled “Equity Based Incentive Awards.”

Retention Plan

In October 2019, we adopted a retention plan (the “Retention Plan”) to reinforce and encourage the continued dedication of certain executive officers and other service providers of the Company to their assigned duties without distraction in connection with certain covered transactions. In April 2021 we amended and restated the Retention Plan to clarify that the Merger constitutes a Covered Transaction as defined therein such that certain bonuses will be payable to the participants in connection with the Merger. The following table summarizes the aggregate amount of compensation each named executive officer participant received. The compensation will be paid in two equal installments, within ten (10) days of the first and second anniversaries of the Closing; provided that the named executive officer remains an active employee of or service provider to Quanergy on such anniversary dates; provided that, in the event of such executive officer is involuntarily terminated by the Company without Cause (as defined below) and provided that such executive executes and allows to become effective a release of claims in favor of the Company, then he will be entitled to receive the entire unpaid amount in a lump sum by the thirtieth (30th) day following the later of his date of termination and the effective date of such release. For these purposes, the term “Cause” generally means: (i) commission of any felony or any crime involving fraud, dishonesty or moral turpitude; (ii) commission of, or participation in, a fraud or act of dishonesty against the Company; (iii) intentional, material violation of any contract or agreement with, or statutory duty to, the Company; (iv) unauthorized use or disclosure of the Company’s confidential information or trade secrets; (v) gross misconduct; or (vi) failure to adequately perform his work function.

Name	Compensation Amount
Kevin Kennedy	$1,000,000
Bradley Sherrard	$260,000
Enzo Signore	$220,000

Offer Letters

The terms* of the existing offer letters with each of our named executive officers for the year ended December 31, 2021 are described below. Following the closing of the Merger, we expect to enter into revised employment offer letters with each of our executive officers.

Kevin Kennedy

In March 2020, we entered into an employment offer letter with Kevin Kennedy when he commenced employment as Chief Executive Officer. Mr. Kennedy’s employment is at will and may be terminated at any time, with or without cause.3 The offer letter provided for an initial annual base salary of $300,000; a $64,000 one-time sign-on bonus; an annual bonus up to a maximum of 100% of then-current annual base salary, payable based on the achievement of certain performance goals; a retention bonus of up to $1,000,000, payable pursuant to our Retention Plan; a new hire grant of stock options to acquire 848,386 shares (which was equal to 6.0% of our then outstanding common stock), which had 12-month cliff vesting as to 33.3% of the options, with the

*	Agreements with the named executives contain the same definition of “cause”, “good reason”, and “change of control” (as defined in the 2013 Plan below).
[3]

“Cause” is defined as (i) a conviction for a felony crime or the failure to contest prosecution for a felony crime, or (ii) a participant’s misconduct, fraud, disloyalty or dishonesty (as such terms may be defined by the committee in its sole discretion), or (iii) any unauthorized use or disclosure of confidential information or trade secrets, or (iv) negligence, malfeasance, breach of fiduciary duties, or neglect of duties, or (v) any material violation by a participant of a written policy of Quanergy or its affiliates or any material breach by a participant of a written agreement with Quanergy or its affiliates, or (vi) any other act or omission that could reasonably be expected to adversely affect Quanergy or its affiliates’ business, financial condition, prospects and/or reputation.

remainder vesting monthly such that the options vested in full on the three-year anniversary of the vesting commencement date; and an additional grant of fully-vested stock options to acquire either 141,398 shares (which was equal to 1.0% of our then outstanding common stock) or 282,795 shares (which was equal to 2.0% of our then outstanding common stock), contingent upon securing financings above certain threshold amounts. Mr. Kennedy’s salary and other compensation is subject to review and adjustment by the board in its sole discretion and he is eligible to participate in benefit plans and arrangements made available to all full-time employees. In April 2020, we reduced the exercise price of 50,000 shares of Mr. Kennedy’s previously granted options from $86.06 to $49.43.

Mr. Kennedy’s offer letter also provides for severance and other benefits in the event his employment is terminated without cause (other than as a result of death or disability) or he resigns for good reason4 (each, as defined below). In these circumstances, Mr. Kennedy is entitled to severance equal to three months of his base salary then in effect if his separation from service occurs within the first 12 months of his employment, and six months of his base salary then in effect if the separation from service occurs after his initial 12 months of employment. In each case Mr. Kennedy is also entitled to Company payment for up to 12 months of health care continuation coverage under COBRA and accelerated vesting of any options outstanding as of the date of his separation from service, such that he will be deemed vested in those shares that would have vested in the 24 month period following his termination had he remained employed. Additionally, if Mr. Kennedy is terminated without cause or resigns for good reason on or within 90 days prior to, or during the 12 months following, a change in control (each, as defined in his offer letter), Mr. Kennedy is entitled to severance equal to 12 months of his base salary then in effect, Company payment for up to 12 months of COBRA if he so elects, accelerated vesting of 100% of his unvested options outstanding as of his termination date, and the exercise period for his vested options will be extended through the full term of each option. Payment of all severance and receipt other benefits is contingent upon signing a release and other customary provisions.

Following the closing of the Merger, we intend to enter into a new offer letter with Mr. Kennedy reflecting his position as Chief Executive Officer of a public company.

Enzo Signore

In June 2019, we entered into an employment offer letter with Enzo Signore as Chief Marketing Officer. Mr. Signore’s employment is at-will and may be terminated at any time, with or without cause. The offer letter provided for an initial annual base salary of $220,000, and a new hire option grant to acquire 40,000 shares of our common stock, which had 12-month cliff vesting as to 25%, with the remainder vesting in equal monthly installments such that the option vested in full on the four-year anniversary of Mr. Signore’s start date. Mr. Signore’s salary and other compensation is subject to review and adjustment by the board in its sole discretion and he is also eligible to participate in benefit plans and arrangements made available to all full-time employees. Mr. Signore’s employment offer letter does not provide for any severance payments. In April 2020, we reduced the exercise price of 40,000 shares of Mr. Signore’s previously granted options from $86.06 to $49.43.

Following the closing of the Merger, we intend to enter into a new offer letter with Mr. Signore reflecting his position as Chief Marketing Officer of a public Company.

[4]

“Good reason” is defined as any of the following actions being taken by Quanergy without an employee’s prior written consent: (i) a material diminution in the employee’s duties, authority, or responsibilities; (ii) a material reduction in the employee’s annual base salary rate or annual target bonus; (iii) a relocation of the employee’s principal place of employment such that the employee’s commute increases by 35 miles or more; or (iv) a material breach by Quanergy of any obligation to the employee under any written agreement; provided that good reason shall not exist unless written notice was first given to Quanergy of the alleged basis for good reason within 30 days after its occurrence, and Quanergy fails to cure the same within 30 days after the conclusion of such cure period.

Tianyue Yu

In January 2013, we entered into an employment offer letter with Tianyue Yu. Ms. Yu’s employment is at-will and may be terminated at any time, with or without cause. The offer letter provided for an initial base salary of $180,000. Ms. Yu’s offer letter was subsequently amended in September 2018 to provide certain severance benefits. Pursuant to the terms of the amendment, if Ms. Yu is terminated by the Company without “cause” (as defined in the 2013 Plan), or she resigns for “good reason” (as defined in the amendment) she will be entitled to receive an amount equal to twelve months of her then current base salary paid over a twelve month period, Company payment for up to twelve months of health care continuation coverage under COBRA, and accelerated vesting of any options outstanding as of the date of her separation from service such that she will be deemed vested in those shares that would have vested in the twelve-month period following her termination had she remained employed during such period. Additionally, if Ms. Yu is terminated without cause or resigns for good reason during the twelve month period following a change in control (each, as defined in the amendment), she will be entitled to receive an amount equal to eighteen months of her then current base salary paid over an eighteen-month period, Company payment for up to eighteen months of health care continuation coverage under COBRA, and accelerated vesting of 100% of her unvested options outstanding as of her termination date. Payment of all severance and receipt of other benefits is contingent upon Ms. Yu signing a release and other customary provisions.

Following the closing of the Merger, we intend to enter into a new offer letter with Ms. Yu reflecting her position as Chief Development Officer of a public Company.

Bradley Sherrard

In October 2020, we entered into an employment offer letter with Bradley Sherrard when he commenced employment as Chief Revenue Officer. Mr. Sherrard’s employment is at will and may be terminated at any time, with or without cause(1). The offer letter provided for an initial annual base salary of $260,000; a retention bonus equal to $260,000, payable pursuant to our Retention Plan; a new hire grant of restricted stock units to acquire 77,000 shares, which are subject to both time-based vesting and liquidity event vesting. The time-based vesting will be met based on the following schedule, subject to Mr. Sherrard’s continuous service with the Company: 12-month cliff vesting as to 25% of the restricted stock units, with the remainder vesting in equal monthly installments such that the restricted vested in full on the four-year anniversary of the vesting commencement date. The liquidity event condition is expected to be met following the completion of the Business Combination. Mr. Sherrard’s salary and other compensation is subject to review and adjustment by the Board in its sole discretion and he is eligible to participate in benefit plans and arrangements made available to all full-time employees.

Following the closing of the Merger, we intend to enter into a new offer letter with Mr. Sherrard reflecting his position as Chief Revenue Officer of a public company.

Outstanding Equity Awards at Fiscal Year-End

The following table presents the outstanding equity incentive plan awards, as of December 31, 2021, held by each of our named executive officers, for the year ended December 31, 2021.

	Option Awards							Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price Per Share ($)(1)		Option Expiration Date	Number of Shares or Units That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested* ($)
Kevin Kennedy	5/23/2019	33,333	16,667	(2)	$49.43	(3)	5/23/2029
	7/28/2020							3,683	(4), (5)	93,033
	7/28/2020							343,729	(4), (5)	8,682,595
	3/21/2021							282,795	(6)	7,143,402
Bradley Sherrard	11/13/2020							77,000	(4)	1,945,020
	3/31/2021							98	(6)	2,475
Enzo Signore	8/22/2019	23,333	16,667	(8)	$49.43	(3)	8/22/2029
	7/28/2020							2,701	(4)	68,227
	7/28/2020							40,516	(4)	1,023,434
	11/13/2020							86,213	(4)	2,177,740
Tianyue Yu	3/13/2015	50,625			$3.16		3/13/2025
	7/28/2020							2,701	(4), (7)	68,227
	7/28/2020							40,516	(4),(7)	1,0 23,434

(*)	As there was no public market for Quanergy’s common stock on December 31, 2021, Quanergy has assumed that the fair value on such date was $25.26.
(1)

All of the option awards were granted with a per share exercise price equal to the fair market value of one share of Quanergy’s common stock on the date of grant, as determined in good faith by the Quanergy Board or compensation committee.

(2)

These options vest in 48 successive and equal monthly installments over four years such that they are vested in full on the four-year anniversary of vesting commencement date, provided such options become fully vested upon a “change in control” (as defined in the 2013 Plan).

(3)	The original exercise price of $86.06 was reduced to $49.43 per share in April 2020.
(4)

Represents an award of RSUs, which is subject to both a time-based and a liquidity-event vesting requirement, with the time-based vesting requirement satisfied in connection with grantee’s continuous service over three years, with the shares vesting quarterly on February 15, May 15, August 15, and November 15 of each year. It is anticipated that the liquidity-event based requirement will be deemed to have occurred by the board of directors of the post-combination company following the completion of the Business Combination.

(5)

If the grantee’s employment with the Company is terminated by the Company without “cause” (as defined in the 2013 Plan), and other than as a result of the grantee’s death or disability, or if the grantee resigns for “good reason” (as defined in the 2013 Plan), the vesting of the time-based requirement will accelerate as of the date of termination such that the grantee will be deemed vested with respect to the time-based requirement in those RSUs that would have vested in the 24 month period following the grantee’s termination, had the grantee remained employed. If within 90 days prior to, or during the 12 months following a “change in control”, grantee’s employment with the Company is terminated either by the Company without “cause” or grantee resigns for “good reason”, the vesting with respect to the time-based requirement of the RSUs will accelerate in full as of the date of termination, and the exercise period for each RSU will be extended through the full term of the RSU.

(6)

Represents an award of RSUs, which is subject to both a time-based and a liquidity-event vesting requirement. The time-based vesting requirement was satisfied on the date of grant. It is anticipated that the liquidity-event based requirement will be deemed to have occurred by the board of directors of the post-combination company following the completion of the Business Combination.

(7)

If grantee’s employment with the Company is terminated by the Company without “cause” (as defined in the 2013 Plan) and other than as a result of the grantee’s death or disability, or grantee resigns for “good reason” (as defined in the amended offer letter, dated September 27, 2018, by the Company and the grantee), the vesting with respect to the time-based requirement of the RSUs will accelerate as of the date of the termination such that the grantee will be deemed vested with respect to the time-based requirement in those RSUs that would have vested in the twelve (12) month period following the grantee’s termination, had the grantee remained employed. If, within twelve (12) months following a Change in Control (as defined in the 2103 Plan), grantee’s employment with the Company is terminated either by the Company without “cause” or grantee resigns for “good reason”, the vesting with respect to the time-based requirement of the RSUs will accelerate in full as of the date of the termination.

(8)

These options vest as to 25% on the one-year anniversary of the vesting commencement date, with the remaining vesting in equal monthly installments over three years such that they are vested in full on the four-year anniversary of the vesting commencement date.

Other Compensation and Benefits

We provide benefits to our named executive officers on the same basis as provided to all of its employees, including health, dental and vision insurance; life insurance; accidental death and dismemberment insurance; disability insurance; and a tax-qualified Section 401(k) plan for which no match by Quanergy is provided. Quanergy does not maintain any executive-specific benefit or executive perquisite programs.

We provide a tax-qualified Section 401(k) plan for all employees, including the named executive officers. We do not provide a match for participants’ elective contributions to the 401(k) plan, nor does do we provide to employees, including its named executive officers, any other retirement benefits, including but not limited to tax-qualified defined benefit plans, supplemental executive retirement plans and nonqualified defined contribution plans.

Equity Incentive Plan

2022 Equity Incentive Plan

In June 2021 our board of directors adopted the Quanergy Systems, Inc. 2022 Plan and our stockholders approved the 2022 Plan in January 2022. The 2022 Plan became effective immediately upon the Closing.

Purpose of the 2022 Plan. The purpose of the 2022 Plan is to secure and retain the services of employees and directors of, and consultants to, us or our affiliates, to provide incentives for such persons to exert maximum efforts for our success and to provide a means by which such persons may be given an opportunity to benefit from increases in value of the Common Stock through the granting of awards thereunder. We believe that the equity-based awards to be issued under the 2022 Plan will motivate award recipients to offer their maximum effort to us and help focus them on the creation of long-term value consistent with the interests of our stockholders. We believe that grants of incentive awards are necessary to enable us to attract and retain top talent.

Eligibility. Any individual who is an employee of Quanergy or any of our affiliates, or any person who provides services to us or our affiliates, including consultants and members of our board of directors , is eligible to receive awards under the 2022 Plan at the discretion of the plan administrator (defined below).

Awards. The 2022 Plan provides for the grant of incentive stock options (“ISOs”), within the meaning of Section 422 of the Code to employees, including employees of any parent or subsidiary, and for the grant of nonstatutory stock options (“NSOs”), stock appreciation rights, restricted stock awards, restricted stock unit awards, performance awards and other forms of awards to our employees, directors and consultants, including employees and consultants of our affiliates.

Authorized Shares. Initially, the maximum number of shares of Common Stock that may be issued under the 2022 Plan after it becomes effective will not exceed a number of shares of Common Stock equal to ten percent (10%) of the fully-diluted Common Stock immediately following consummation of the Business Combination. In addition, the number of shares of Common Stock reserved for issuance under the 2022 Plan will automatically increase on January 1 of each year, starting on January 1, 2023 and ending on (and including) January 1, 2032, in an amount equal to the lesser of (1) five percent (5%) of the fully-diluted shares of Common Stock on December 31 of the preceding year, or (2) a lesser number of shares of Common Stock determined by the board of directors of Quanergy prior to the date of the increase. The maximum number of shares of Common Stock that may be issued on the exercise of ISOs under the 2022 Plan is a number of shares equal to three hundred percent (300%) of the number of shares initially reserved for issuance under the 2022 Plan. As of April 1, 2022, the most recent practicable date prior to the date of this prospectus, the closing price of our Common Stock as reported on NYSE was $1.92 per share.

The unused shares subject to stock awards granted under the 2022 Plan that expire, lapse or are terminated, exchanged for or settled in cash, surrendered, repurchased, canceled without having been fully exercised or forfeited, in any case, in a manner that results in us acquiring shares covered by the stock award at a price not greater than the price (as adjusted pursuant to the 2022 Plan) paid by the participant for such shares or not issuing any shares covered by the stock award, will, as applicable, become or again be available for stock award grants under the 2022 Plan. The following shares of Common Stock will not be added to the shares authorized for grant and will not be available for future grants of stock awards: (i) shares of Common Stock subject to a stock appreciation right that are not issued in connection with the stock settlement of the stock appreciation right on exercise thereof; and (ii) shares purchased on the open market with the cash proceeds from the exercise of options; and (iii) shares delivered to us by a participant to satisfy the exercise or purchase price of a stock award or to satisfy any applicable tax withholding obligation with respect to a stock award (including shares of common stock retained by us from the Award being exercised or purchased and/or creating the tax obligation).

Non-Employee Director Compensation Limit. The aggregate value of all compensation granted or paid to any non-employee director with respect to any fiscal year, including awards granted and cash fees paid to such non-employee director, will not exceed (1) $750,000 in total value or (2) if such non-employee director is first appointed or elected to our board of directors during such fiscal year, $1,000,000 in total value, in each case, calculating the value of any equity awards based on the grant date fair value of such equity awards for financial reporting purposes and excluding distributions from a deferred compensation program.

Plan Administration. Our board of directors, or a duly authorized committee thereof, will administer the 2022 Plan and is referred to as the “plan administrator” herein. Our board of directors may also delegate to one or more of our officers the authority to (1) designate employees (other than officers) to receive specified stock awards and (2) determine the number of shares subject to such stock awards. Under the 2022 Plan, our board of directors has the authority to determine award recipients, grant dates, the numbers and types of stock awards to be granted, the applicable fair market value, and the provisions of each stock award, including the period of exercisability and the vesting schedule applicable to a stock award.

Stock Options. ISOs and NSOs are granted under stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for stock options, within the terms and conditions of the 2022 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of a share of Common Stock on the date of grant. Options granted under the 2022 Plan vest at the rate specified in the stock option agreement as determined by the plan administrator.

The plan administrator determines the term of stock options granted under the 2022 Plan, up to a maximum of ten years. Unless the terms of an optionholder’s stock option agreement provide otherwise or as otherwise provided by the plan administrator, if an optionholder’s service relationship with us or any of our affiliates ceases for any reason other than disability, death, or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. This period may be extended in the event that exercise of the option is prohibited by applicable securities laws. Unless the terms of an optionholder’s stock option agreement provide otherwise or as otherwise provided by the plan administrator, if an optionholder’s service relationship with us or any of our affiliates ceases due to death or disability, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 12 months following the date of death or disability. In the event of a termination for cause, options generally terminate upon the termination date. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of Common Stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (1) cash, check, bank draft or money order, (2) a broker-assisted cashless exercise, (3) the tender of shares of Common Stock previously owned by the optionholder, (4) a net exercise of the option if it is an NSO or (5) other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, options and stock appreciation rights generally are not transferable except by will or the laws of descent and distribution. Subject to approval of the plan administrator or a duly authorized officer, an option may be transferred pursuant to a domestic relations order.

Tax Limitations on ISOs. The aggregate fair market value, determined at the time of grant, of Common Stock with respect to ISOs that are exercisable for the first time by an award holder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our parent or subsidiary corporations unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and (2) the term of the ISO does not exceed five years from the date of grant.

Restricted Stock Unit Awards. Restricted stock unit awards are granted under restricted stock unit award agreements adopted by the plan administrator. Restricted stock unit awards will be granted in consideration for the participant’s services or for any form of legal consideration that may be acceptable to the plan administrator and permissible under applicable law. A restricted stock unit award may be settled by cash, delivery of shares of Common Stock, a combination of cash and shares of Common Stock as determined by the plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement or by the plan administrator, restricted stock unit awards that have not vested will be forfeited once the participant’s continuous service ends for any reason.

Restricted Stock Awards. Restricted stock awards are granted under restricted stock award agreements adopted by the plan administrator. A restricted stock award may be awarded in consideration for cash, check, bank draft or money order, services to us, or any other form of legal consideration that may be acceptable to the plan administrator and permissible under applicable law. The plan administrator determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms. If a participant’s service relationship with us ends for any reason, we may receive any or all of the shares of Common Stock held by the participant that have not vested as of the date the participant terminates service with us through a forfeiture condition or a repurchase right.

Stock Appreciation Rights. Stock appreciation rights are granted under stock appreciation right agreements adopted by the plan administrator. The plan administrator determines the strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of Common Stock on the date of grant.

A stock appreciation right granted under the 2022 Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator. Stock appreciation rights may be settled in cash or shares of Common Stock or in any other form of payment, as determined by the plan administrator and specified in the stock appreciation right agreement.

The plan administrator determines the term of stock appreciation rights granted under the 2022 Plan, up to a maximum of ten years. Unless the terms of a participant’s stock appreciation rights agreement provide otherwise or as otherwise provided by the plan administrator, if a participant’s service relationship with us or any of our affiliates ceases for any reason other than cause, disability, or death, the participant may generally exercise any vested stock appreciation right for a period of three months following the cessation of service. This period may be further extended in the event that exercise of the stock appreciation right following such a termination of service is prohibited by applicable securities laws. Unless the terms of a participant’s stock appreciation rights agreement provide otherwise or as otherwise provided by the plan administrator, if a participant’s service relationship with us or any of our affiliates, ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested stock appreciation right for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, stock appreciation rights generally terminate immediately upon the occurrence of the event giving rise to the termination of the individual for cause. In no event may a stock appreciation right be exercised beyond the expiration of its term.

Performance Awards. The 2022 Plan permits the grant of performance awards that may be settled in stock, cash or other property. Performance awards may be structured so that the stock or cash will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period. Performance awards that are settled in cash or other property are not required to be valued in whole or in part by reference to, or otherwise based on, Common Stock.

Other Stock Awards. The plan administrator may grant other awards based in whole or in part by reference to Common Stock. The plan administrator will set the number of shares under the stock award (or cash equivalent) and all other terms and conditions of such awards.

Changes to Capital Structure. In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split, or recapitalization, appropriate adjustments will be made to (1) the class and maximum number of shares reserved for issuance under the 2022 Plan, (2) the class of shares by which the share reserve may increase automatically each year, (3) the class and maximum number of shares that may be issued on the exercise of ISOs and (4) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions. The following applies to stock awards under the 2022 Plan in the event of a corporate transaction (as defined in the 2022 Plan), unless otherwise provided in a participant’s stock award agreement or other written agreement with us or one of our affiliates or unless otherwise expressly provided by the plan administrator at the time of grant.

In the event of a corporate transaction, any stock awards outstanding under the 2022 Plan may be assumed, continued or substituted for by any surviving or acquiring corporation (or its parent company), and any reacquisition or repurchase rights held by us with respect to the stock award may be assigned to our successor (or our parent company). If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute for such stock awards, then (i) with respect to any such stock awards that are held by participants whose continuous service has not terminated prior to the effective time of the corporate transaction, or current participants, the vesting (and exercisability, if applicable) of such stock awards will be accelerated in full (or, in the case of performance awards with multiple vesting levels depending on the level of performance, vesting will accelerate at 100% of the target level) to a date prior to the effective time of the corporate transaction (contingent upon the effectiveness of the corporate transaction), and such stock awards will terminate if not exercised (if applicable) at or prior to the effective time of the corporate transaction, and any reacquisition or repurchase rights held by us with respect to such stock awards will lapse (contingent upon the effectiveness of the corporate transaction), and (ii) any such stock awards that are held by persons other than current participants will terminate if not exercised (if applicable) prior to the effective time of the corporate transaction, except that any reacquisition or repurchase rights held by us with respect to such stock awards will not terminate and may continue to be exercised notwithstanding the corporate transaction.

In the event a stock award will terminate if not exercised prior to the effective time of a corporate transaction, the plan administrator may provide, in its sole discretion, that the holder of such stock award may not exercise such stock award but instead will receive a payment equal in value to the excess (if any) of (i) the per share amount payable to holders of Common Stock in connection with the corporate transaction, over (ii) any per share exercise price payable by such holder, if applicable.

Plan Amendment or Termination. Our board of directors has the authority to amend, suspend, or terminate the 2022 Plan at any time, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require approval of our stockholders. No ISOs may be granted after the tenth anniversary of the date that our board of directors adopts the 2022 Plan. No stock awards may be granted under the 2022 Plan while it is suspended or after it is terminated.

Employee Stock Purchase Plan

In June 2021 our board of directors adopted the ESPP and our stockholders approved the ESPP in January 2022. The ESPP became effective immediately upon the Closing.

Purpose of the ESPP. The purpose of the ESPP is to provide a means by which eligible employees of the Company and certain designated companies may be given an opportunity to purchase shares of Common Stock following the closing of the Business Combination, to assist us in retaining the services of eligible employees, to secure and retain the services of new employees and to provide incentives for such persons to exert maximum efforts for our success.

The Plan includes two components: a “423 Component” and a “Non-423 Component.” We intend that the 423 Component will qualify as options issued under an “employee stock purchase plan” as that term is defined in Section 423(b) of the Code. Except as otherwise provided in the ESPP or determined by our board of directors, the Non-423 Component will operate and be administered in the same manner as the 423 Component. However, if a participant transfers from an offering under the 423 Component to an offering under the Non-423 Component after the participant transfers employment by or between us and a company designated by our board of directors or between such designated companies, the exercise of the participant’s purchase rights will be qualified under the 423 Component only to the extent such exercise complies with Section 423 of the Code. If a Participant transfers from an offering under the Non-423 Component to an offering under the 423 Component, the exercise of the purchase right will remain non-qualified under the Non-423 Component.

Share Reserve. The maximum number of shares of Common Stock that may be issued under the ESPP is a number of shares equal to one percent (1%) of the shares of Common Stock outstanding immediately following consummation of the Business Combination. Additionally, the number of shares of Common Stock reserved for issuance under the ESPP will automatically increase on January 1st of each year, beginning on January 1, 2023 and continuing through and including January 1, 2032, by the lesser of (1) one percent (1%) of fully diluted Common Stock on December 31st of the preceding calendar year, (2) shares of Common Stock equal to 200% of the initial share reserve, or (3) such lesser number of shares of the Company as determined by our board of directors. Shares subject to purchase rights granted under the ESPP that terminate without having been exercised in full will not reduce the number of shares available for issuance under the ESPP. As of December 31, 2021, the most recent practicable date prior to the record date for the extraordinary general meeting, the closing price of CCAC’s public shares as reported on NYSE was $10.01 per public share.

Administration. Our board of directors, or a duly authorized committee thereof, will administer the ESPP and will have the right to establish offerings under the ESPP, provided that such offerings are not inconsistent with the terms of the ESPP.

Limitations. Our employees and the employees of any of our designated affiliates, as designated by our board of directors, will be eligible to participate in the ESPP, provided they may have to satisfy one or more of the following service requirements before participating in the ESPP, as determined by the administrator: (1) customary employment with us or one of our affiliates for more than 20 hours per week and five or more months per calendar year or (2) continuous employment with us or one of our affiliates for a minimum period of time, not to exceed two years, prior to the first date of an offering. In addition, our board of directors may also exclude from participation in the ESPP or any offering, employees who are “highly compensated employees” (within the meaning of Section 423(b)(4)(D) of the Code) or a subset of such highly compensated employees. Further, our board of directors may also impose holding restrictions on the shares purchased under one or more offerings under the ESPP. If this proposal is approved by the stockholders, all of our employees and our related corporations will be eligible to participate in the ESPP following. An employee may not be granted rights to purchase stock under the ESPP (a) if such employee immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of all classes of our stock or (b) to the extent that such rights would accrue at a rate that exceeds $25,000 worth of our stock for each calendar year that the rights remain outstanding.

The ESPP is intended to qualify as an employee stock purchase plan under Section 423 of the Code. The administrator may specify offerings with a duration of not more than 27 months, and may specify one or more shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of Common Stock will be purchased for the employees who are participating in the offering. The administrator, in its discretion, will determine the terms of offerings under the ESPP. The administrator has the discretion to structure an offering so that if the fair market value of a share of our stock on any purchase date during the offering period is less than or equal to the fair market value of a share of our stock on the first day of the offering period, then that offering will terminate immediately, and the participants in such terminated offering will be automatically enrolled in a new offering that begins immediately after such purchase date.

A participant may not transfer purchase rights under the ESPP other than by will, the laws of descent and distribution, or as otherwise provided under the ESPP.

Payroll Deductions. The ESPP permits participants to purchase shares of Common Stock through payroll deductions. The administrator will determine the purchase price of the shares under each offering; provided that, in no case will such purchase price be lesser than 85% of the lower of the fair market value of Common Stock on the first day of an offering or on the date of purchase. Participants may end their participation at any time during an offering and will be paid their accrued contributions that have not yet been used to purchase shares, without interest. Participation ends automatically upon termination of employment with us and our related corporations.

Withdrawal. Participants may withdraw from an offering by delivering a withdrawal form to us and terminating their contributions. Such withdrawal may be elected at any time prior to the end of an offering, except as otherwise provided by the plan administrator. Upon such withdrawal, we will distribute to the employee his or her accumulated but unused contributions without interest, and such employee’s right to participate in that offering will terminate. However, an employee’s withdrawal from an offering does not affect such employee’s eligibility to participate in any other offerings under the ESPP.

Termination of Employment. A participant’s rights under any offering under the ESPP will terminate immediately if the participant either (i) is no longer employed by us or any of our parent or subsidiary companies (subject to any post-employment participation period required by law) or (ii) is otherwise no longer eligible to participate. In such event, we will distribute to the participant his or her accumulated but unused contributions, without interest. Unless otherwise determined by our board of directors , a Participant whose employment transfers or whose employment terminates with an immediate rehire (with no break in service) by or between us and a company designated by our board of directors or between such designated companies will not be treated as having terminated employment for purposes of participating in and offering or the ESPP.

Corporate Transactions. In the event of certain specified significant corporate transactions, such as a merger or change in control, a successor corporation may assume, continue, or substitute each outstanding purchase right. If the successor corporation does not assume, continue, or substitute for the outstanding purchase rights, the offering in progress will be shortened, and a new purchase date will be set and within ten business days prior to the corporate transaction. The participants’ purchase rights will be exercised on the new purchase date and such purchase rights will terminate immediately thereafter.

Amendment and Termination. Our board of directors has the authority to amend, suspend, or terminate the ESPP, at any time and for any reason, provided certain types of amendments will require the approval of our stockholders. Any benefits, privileges, entitlements and obligations under any outstanding purchase rights granted before an amendment, suspension or termination of the ESPP will not be materially impaired by any such amendment, suspension or termination except (i) with the consent of the person to whom such purchase rights were granted, (ii) as necessary to facilitate compliance with any laws, listing requirements, or governmental regulations, or (iii) as necessary to obtain or maintain favorable tax, listing, or regulatory treatment. The ESPP will remain in effect until terminated by our board of directors in accordance with the terms of the ESPP

Amended and Restated 2013 Equity Incentive Plan

Our 2013 Plan was originally adopted by its board of directors and approved by its stockholders on January 9, 2013, and was last amended by the board of directors on December 2, 2021. The 2013 Plan provided for the discretionary grant of incentive stock options, nonstatutory stock options, restricted stock and restricted stock unit awards to our employees, consultants and directors, or employees and consultants of our parent or subsidiaries. Incentive stock options were granted only to our employees or employees of our parent or subsidiaries. The 2013 Plan was terminated in connection with the Business Combination and no further grants will be made under the 2013 Plan. Any awards granted under the 2013 Plan will remain subject to the terms of the 2013 Plan and the applicable award agreement.

Authorized Shares. The maximum number of shares of Quanergy common stock that could have been issued under the 2013 Plan is 4,604,101 shares.

Plan Administration. The Quanergy Board or a duly authorized committee thereof, was granted the authority to administer the 2013 Plan. The 2013 Plan authorized the plan administrator to (i) determine which eligible persons are to receive awards, (ii) determine the number, type, vesting requirements, performance conditions and other features of awards, (iii) amend awards, (iv) correct any defect or reconcile inconsistency in the 2013 Plan or awards granted thereunder, (v) accelerate the vesting of or extend the post termination exercise term, or waive restrictions of awards, (vi) re-price options, (vii) interpret the 2013 Plan and award agreements thereunder; (viii) make all other decisions relating to the operation of the 2013 Plan, and (ix) grant awards to certain individuals who are foreign nationals as specified in the 2013 Plan.

Stock Options. ISOs and NSOs are granted pursuant to award agreements adopted by the plan administrator. ISOs may only be granted to employees of Quanergy and its parent or subsidiaries. Anyone eligible to participate in the 2013 Plan may receive an award of NSOs. The exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant stockholders). The term of a stock option may not be longer than 10 years (or five years in the case of ISOs granted to certain significant stockholders). Subject to certain exceptions, an option granted under the 2013 Plan generally may only be exercised while an optionholder is employed by, or providing service to, Quanergy, unless provided otherwise in the optionholder’s award agreement. If an optionholder’s service relationship terminates other than for cause or other than due to death or disability, the optionholder may exercise any vested options for a period of three months thereafter. If an optionholder’s service relationship with Quanergy ceases due to disability or death, the optionholder or a beneficiary may generally exercise any vested options for a period of six months thereafter, unless provided otherwise in the optionholder’s award agreement. If an optionholder’s service relationship is terminated by Quanergy for cause (as defined in the 2013 Plan), his or her options terminate immediately upon such termination. An optionholder may exercise an option by delivering notice of exercise to us and paying the exercise price. Acceptable consideration for the purchase of stock issued upon the exercise of an option include (i) cash; (ii) check; (iii) shares of our common stock; (iv) cashless exercise; (v) net exercise; or (vi) other consideration as permitted by applicable laws. In no event may an option be exercised beyond the expiration of its term. The plan administrator will have the authority to effect the cancellation or surrender of any or all outstanding options under the 2013 Plan and to exchange for new awards of the same or different type, cash or other consideration.

Restricted Stock Units (RSUs). RSUs represent the right to receive shares of our common stock at a specified date in the future. RSUs may be awarded in consideration for any form of legal consideration acceptable to the plan administrator and permissible under applicable law. RSUs may be settled in shares of our common stock, their cash equivalent, or a combination thereof or in any other form of consideration as determined by the plan administrator. The plan administrator determines the vesting conditions of RSUs.

Certain Transactions. The plan administrator has the authority to make adjustments to the share limits, the number and kind of securities available for future awards and subject to outstanding awards, the exercise price for outstanding options, and the number and kind of outstanding securities issued under the 2013 Plan in the event of certain transactions and events, such as a consolidation or combination of outstanding shares, recapitalization, stock split, reverse stock split, reclassification, spin-off, combination, or other similar occurrence. In the event of a change in control, awards outstanding under the 2013 Plan may be assumed or substituted by the surviving corporation, continue, accelerate and vest, or cancelled with or without consideration. In the event the awards are not assumed, substituted or continued, the board or its designated committee may provide that the awards will fully vest and become exercisable immediately prior to the change in control. Change of control is defined in the 2013 Plan as either (i) the consummation of an acquisition, a merger or consolidation of Quanergy with or into another entity or any other corporate reorganization, if more than 50% of the combined voting power of the continuing or surviving entity’s securities outstanding immediately after such acquisition, merger, consolidation or other reorganization is owned by persons who in the aggregate owned less than 20% of Quanergy’s combined voting power represented by Quanergy’s outstanding securities immediately prior to such acquisition, merger, consolidation or other reorganization; or (ii) The sale, transfer or other disposition of all or substantially all of Quanergy’s assets, in the 2013 Plan.

Transferability. Unless determined otherwise by the plan administrator, awards granted under the 2013 Plan may not be transferred other than by will, the laws of descent and distribution or as otherwise provided under the 2013 Plan and, options are exercisable during the optionholder’s lifetime only by the optionholder or its guardian or legal representative.

Limitations of Liability and Indemnification Matters

The our Charter eliminates our directors’ liability for monetary damages to the fullest extent permitted by applicable law. The DGCL provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability:

•	any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Our Charter requires us to indemnify and advance expenses to, to the fullest extent permitted by applicable law, its directors, officers and agents. We maintain a directors’ and officers’ insurance policy pursuant to which our directors and officers are insured against liability for actions taken in their capacities as directors and officers. Finally, our Charter prohibits any retroactive changes to the rights or protections or increase the liability of any director in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

In addition, we have entered into separate indemnification agreements with our directors and officers. These agreements, among other things, require us to indemnify its directors and officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of their services as one of our directors or officers or any other company or enterprise to which the person provides services at our request. We believe these provisions in the Charter are necessary to attract and retain qualified persons as directors and officers.

Emerging Growth Company Status

As an emerging growth company, we are exempt from certain requirements related to executive compensation, including the requirements to hold a nonbinding advisory vote on executive compensation and to provide information relating to the ratio of total compensation of our chief executive officer to the median of the annual total compensation of all of our employees, each as required by the Investor Protection and Securities Reform Act of 2010, which is part of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than compensation arrangements for our directors and executive officers, which are described elsewhere in this prospectus, below is a description of transactions since January 1, 2019 to which we, CCAC or Legacy Quanergy were a party or will be a party, in which:

•	The amounts involved exceeded or will exceed $120,000; and

•

Any of our directors, executive officers or holders of more than 5% of our capital stock, or any member of the immediate family of, or person sharing the household with, the foregoing persons, had or will have a direct or indirect material interest.

Registration Rights Agreement

In connection with the Business Combination, on the Closing Date, Quanergy, Sponsor and certain other parties entered into the Amended and Restated Registration Rights Agreement, pursuant to which we agreed to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of Common Stock and other of our equity securities that are held by the parties thereto from time to time, subject to the restrictions on transfer therein. The Amended and Restated Registration Rights Agreement amends and restates that certain Registration Rights Agreement by and among CCAC, Sponsor and the other parties thereto entered into in connection with CCAC’s initial public offering. The A Amended and Restated Registration Rights Agreement will terminate on the earlier of (i) the tenth anniversary of the date of the Amended and Restated Registration Rights Agreement or (ii) with respect to any party thereto, on the date that such party no longer holds any Registrable Securities (as defined therein).

Lock-Up Agreements

In connection with the Business Combination, certain stockholders, officers and directors of Legacy Quanergy entered into lock-up agreements pursuant to which they will be contractually restricted from selling or transferring any of (i) their shares of our Common Stock held immediately following the Closing and (ii) any of their shares of our Common Stock that result from converting securities held immediately following the Closing (the “Lock-up Shares”). Such restrictions begin at Closing and end on the date that is 180 days after the Closing.

Sponsor entered into a letter agreement, dated February 10, 2020, by and among CCAC, Sponsor and the other parties thereto, pursuant to which Sponsor is subject to a lock-up ending on the earlier of (i) the date that is one year after the Closing Date and (ii) the date on which the last reported sale price of Common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing Date.

However, following the expiration of such lock-ups, Sponsor and the holders subject to lock-up agreements will not be restricted from selling shares of our Common Stock held by them, other than by applicable securities laws. As such, sales of a substantial number of shares of our Common Stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our Common Stock. As of February 8, 2022, Sponsor and the holders subject to lock-up agreements collectively beneficially own approximately 48% of the outstanding shares of our Common Stock.

The shares held by Sponsor and the holders subject to lock-up agreements may be sold after the expiration of their applicable lock-up periods. As restrictions on resale end and registration statements are available for use, the sale or possibility of sale of these shares could have the effect of increasing the volatility in our share price or the market price of our Common Stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.

CITIC Capital Acquisition Corp.

Founder Shares

On November 14, 2019, the Sponsor paid $25,000, or approximately $0.004 per CCAC Class B Ordinary share, to cover certain offering costs in consideration for 5,750,000 CCAC Class B Ordinary Shares, par value $0.0001. Effective December 10, 2019, the Sponsor transferred 718,750 founder shares to Henri Arif for a purchase price of $3,125 (the same per-share price initially paid by the Sponsor), resulting in the Sponsor holding 5,031,250 founder shares. On February 10, 2020, CCAC effected a share capitalization of 1,150,000 shares and as a result the Sponsor held 6,037,500 founder shares and Mr. Henri Arif held 862,500 founder shares. On May 7, 2020, the Sponsor transferred 22,000 founder shares to Ross Haghighat for no consideration. On February 10, 2021, the Sponsor appointed Mr. Mark B. Segall as an independent director and transferred 13,000 Founder Shares to Mr. Mark B.Segall, resulting in the Sponsor holding 6,002,500 Founder Shares.

As of December 31, 2021, the Sponsor holds 6,002,500 CCAC Class B Ordinary Shares. The initial shareholders had agreed to forfeit up to 900,000 founder shares to the extent that the over-allotment option was not exercised in full by the underwriters. As of December 31, 2021, the underwriter had exercised its over-allotment option in full, hence, these founder shares were no longer subject to forfeiture.

In connection with the Business Combination, each of the 6,900,000 founder shares converted on a one-for-one basis into one share of our Common Stock.

Private Placement Warrants

On February 13, 2020, CCAC sold 27,600,000 Units at a price of $10.00 per Unit, including 3,600,000 Units issued pursuant to the exercise in full of the underwriters’ over-allotment option. Each Unit consists of one CCAC Class A ordinary share, par value $0.0001 per CCAC Class A ordinary share and one-half of one redeemable warrant. Each warrant entitles the holder to purchase one CCAC Class A ordinary share at a price of$11.50 per CCAC Class A ordinary share, subject to adjustment. Concurrently with the closing of the initial public offering, the Sponsor purchased an aggregate of 7,520,000 warrants at a price of $1.00 per warrant.

The Sponsor purchased an aggregate of 7,520,000 private placement warrants, each exercisable to purchase one CCAC Class A ordinary share at $11.50 per CCAC Class A ordinary share, at a price of $1.00 per warrant, or $7,520,000 in the aggregate, in connection with the initial public offering. The private placement warrants are identical to the warrants sold in the initial public offering except that the private placement warrants, so long as they are held by the Sponsor or its permitted transferees, (i) are not be redeemable by CCAC, (ii) may not (including the CCAC Class A ordinary shares issuable upon exercise of these warrants), subject to certain limited exceptions, be transferred, assigned or sold by the holders until 30 days after the completion of CCAC’s initial Business Combination, (iii) may be exercised by the holders on a cashless basis and (iv) are entitled to registration rights.

In connection with the Business Combination, each of the 7,520,000 private placement warrants converted automatically into one warrant to purchase one share of our Common Stock pursuant to the Warrant Agreement.

Subscription Agreements

Concurrently with the execution of the Merger Agreement, CCAC entered into Subscription Agreements with certain institutional and accredited investors, including, among others, certain existing equityholders of Legacy Quanergy (the “PIPE Investors”), pursuant to which the PIPE Investors agreed to purchase, in the aggregate, 3,650,000 shares of our Common Stock at $10.00 per share for an aggregate commitment amount of $36.5 million.

Administrative Services Agreement

CCAC previously utilized office space at 9/F, East Tower, Genesis Beijing No. 8 Xinyuan South Road Chaoyang District, Beijing 100027 People’s Republic of China from the Sponsor as CCAC’s executive offices. Commencing upon consummation of the initial public offering, CCAC paid the Sponsor $10,000 per month for office space, utilities, secretarial and administrative support services provided to members of CCAC’s management team. Upon Closing CCAC ceased paying these monthly fees. For the years ended December 31, 2021 and 2020, CCAC incurred $120,000 and $105,862, respectively, in such administrative services under this arrangement.

Related Party, Notes Loans and Advances

On December 9, 2019, the Sponsor agreed to loan CCAC up to an aggregate amount of $300,000 to be used, in part, for transaction costs incurred in connection with the initial public offering pursuant to an unsecured promissory note. The promissory note was non-interest bearing and payable on the earlier of December 31, 2020 and the completion of the initial public offering. The outstanding balance of $300,000 under the promissory note was paid in full on February 13, 2020.

As of December 31, 2021, the amount due to related parties was $1,659,679. The amounts were unpaid reimbursements for the operating expenses, administrative support expenses (as described above – Administrative Services Agreement), and deferred offering costs paid by the related parties on behalf of CCAC.

Legacy Quanergy

Other than compensation arrangements for Legacy Quanergy’s directors and executive officers, which are described elsewhere in this prospectus, below we describe transactions since January 1, 2018 and each currently proposed transaction in which:

•	Legacy Quanergy has been or is to be a participant;

•	the amounts involved exceeded or will exceed $120,000; and

•

any of Legacy Quanergy’s directors, executive officers or holders of more than 5% of Legacy Quanergy’s outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

Equity and other compensation, termination, change in control and other arrangements are described in the section titled “Executive Compensation of Legacy Quanergy.” We also describe below certain other transactions of Legacy Quanergy with its directors, executive officers and stockholders.

2020 Note Financing and Warrants

From March 2020 to February 2021, Legacy Quanergy issued to certain investors convertible promissory notes in an aggregate principal amount of approximately $64.8 million (the “2020 Notes”) and warrants (the “2020 Warrants”) to purchase an aggregate of approximately 2.5 million shares of common stock of Legacy Quanergy at a purchase price of $0.01 per share (the “2020 Note Financing”). The 2020 Notes accrued interest at a rate of 10% per annum. Immediately prior to the Closing, the 2020 Notes were converted into that number of shares of common stock of Legacy Quanergy equal to the applicable balance of the 2020 Note divided by 50% of the fair market value of each share of such common stock. Upon the Closing, any 2020 Warrant then outstanding converted into a warrants to purchase shares of our Common Stock.

The following table summarizes the aggregate principal amount of the 2020 Notes and the aggregate number of shares underlying the 2020 Warrants purchased by Legacy Quanergy related persons.

Name	Purchase Amount	Warrant Shares
Rising Tide V, LLC and entities affiliated therewith(1)	$26,475,000	1,236,033
CCSRF Vision (Cayman) Investment Limited(2)	$500,000.00	7,251
Tianning Yu(3)	$200,000.00	19,860

(1)	This entity beneficially owns more than 5% of Legacy Quanergy’s capital stock. Tamer Hassanein, a member of the Legacy Quanergy Board, is an affiliate of Rising Tide V, LLC.
(2)

This entity beneficially owns more than 5% of Legacy Quanergy’s capital stock. Ekaterina Terskin, a member of the Legacy Quanergy Board until January 2021, is an affiliate of CCSRF Vision (Cayman) Investment Limited.

(3)	Tianning Yu is the sister of Tianyue Yu, Legacy Quanergy’s Chief Development Officer, Co-Founder and Director.

Series C Preferred Stock Financing and Warrants

From October 2018 to November 2018, Legacy Quanergy issued and sold an aggregate of 140,162 shares of Legacy Quanergy Series C preferred stock (the “Series C Preferred Stock”) at a purchase price of $143.12 per share, for an aggregate purchase price of $20.1 million, to certain investors. In connection with such issuances of shares of Legacy Quanergy Series C preferred stock, Legacy Quanergy also issued warrants to purchase an aggregate of 25,075 shares of Legacy Quanergy Series C preferred stock at an exercise price of $0.01 per share, subject to vesting (the “Series C Warrants”).

The following table summarizes the aggregate principal amount of Series C Preferred Stock and Series C Warrants purchased by Legacy Quanergy related parties:

Name	Purchase Amount	Shares of Series C Preferred Stock	Series C Warrant Shares
CCSRF Vision (Cayman) Investment Limited(1)	$9,999,919.94	69,872	12,500
Louay Eldada(2)	$3,999,996.60	27,949	5,000
Tianyue Yu	$2,999,890.11	20,961	3,750

(1)

This entity beneficially owns more than 5% of Legacy Quanergy’s capital stock. Ekaterina Terskin, a member of the Legacy Quanergy Board until January 2021, is an affiliate of CCSRF Vision (Cayman) Investment Limited.

(2)	Louay Eldada beneficially owns more than 5% of Legacy Quanergy’s capital stock and was Chief Executive Officer and a member of the Legacy Quanergy Board until January 2020.

In October 2018, in connection with the purchase the Series C Preferred Stock, certain investors entered into a preferred stock and warrant transfer agreement, pursuant to which Mr. Eldada and Ms. Yu agreed to transfer their shares of Series C Preferred Stock and Series C Warrants to the other holders of Series C Preferred Stock, subject to certain milestone conditions. In 2019 and 2020, all shares of Series C Preferred Stock and Series C Warrants held by Mr. Eldada and Ms. Yu were transferred to the other holders of Legacy Quanergy Series C preferred stock pursuant to the terms of the preferred stock and warrant transfer agreement. All the Series C warrants have vested and exercised in full. Each share of Series C Preferred Stock, including those shares issued upon the exercise of the Series C Warrants, will be canceled and converted into the right to receive the number of shares of our Common Stock equal to the applicable Exchange Ratio (as defined in the Merger Agreement) upon the consummation of the Business Combination.

Advisor Agreement and Performance RSU Grant

Tamer Hassanein

In March 2021, Legacy Quanergy entered into an advisor agreement with Tamer Hassanein, a director of Legacy Quanergy and General Partner of Rising Tide, pursuant to which Mr. Hassanein agreed to provide certain advisory services in connection with Legacy Quanergy’s 2020 Note Financing. In consideration of such services, Legacy Quanergy granted 481,066 restricted stock units (the “Hassanein RSUs”) to Mr. Hassanein, subject to vesting. If Mr. Hassanein continues to provide service to Legacy Quanergy on the date of the Closing and the Closing occurs on or after August 15, 2021, the Hassanein RSUs will vest in full and be exchanged upon the Closing of the Merger for an equivalent number of our restricted stock units based on the applicable Exchange Ratio. If Mr. Hassanein continues to provide service to Legacy Quanergy on the date of the Closing and the Closing occurs before August 15, 2021, the Hassanein RSUs will be exchanged upon the Closing for an equivalent number of our restricted stock units based on the applicable Exchange Ratio and 4/5th of the Hassanein RSUs will vest at the Closing and the remaining 1/5th of the Hassanein RSUs will vest on August 15, 2021 subject to Mr. Hassanein’s continuous service as of such date. If Mr. Hassanein terminates service prior to the date of the Closing, the Hassanein RSUs will terminate immediately in their entirety.

Brent MacDonald

In December 2020, Legacy Quanergy entered into an advisor agreement with Brent MacDonald, who had served as a director of Legacy Quanergy until September 2020 and is affiliated with Rising Tide, pursuant to which Mr. MacDonald agreed to provide certain advisory services. In consideration of such services, Legacy Quanergy granted 7,423 restricted stock units (the “MacDonald RSUs”) to Mr. MacDonald. The MacDonald RSUs will be exchanged upon the Closing of the Merger for an equivalent number of our restricted stock units based on the applicable Exchange Ratio and will be subject to service-based vesting on a quarterly basis over a period of three (3) years from the original grant date. If Mr. MacDonald terminates service prior to the date of the Closing, the portion of the MacDonald RSUs that is time-vested based on his service at the time of this termination will vest upon the Closing, subject to the other terms of the MacDonald RSUs.

Sensata Collaboration Agreements and Warrant

In February 2016, in connection with Sensata’s participation in Legacy Quanergy’s Series B preferred stock financing, Legacy Quanergy and Sensata entered into a Strategic Partnership Agreement relating to the development and commercialization of Legacy Quanergy’s automotive grade solid state LiDAR sensors. In March 2020, Legacy Quanergy and Sensata entered into an amendment to the agreement which eliminated exclusivity for the transportation sector and reduced specific development and commercialization obligations. The amendment also changed the manufacturing model.

In June 2021, Legacy Quanergy and Sensata entered into a collaboration agreement, pursuant to which Sensata will provide Legacy Quanergy with certain consulting services in the areas of manufacturability, cost reduction, sourcing, and go to market strategies. In consideration of such services, concurrently with the execution of such collaboration agreement, Legacy Quanergy issued Sensata a warrant to purchase that number of shares of Legacy Quanergy common stock at $0.01 per share which were exchanged for 2,500,000 shares of our Common Stock pursuant to the Merger Agreement upon the Closing. Such warrant will be exercisable for a five (5) year period commencing on the Closing, unless sooner terminated pursuant to the terms of such warrant.

Quanergy Holders Support Agreement

On June 21, 2021, CCAC, Legacy Quanergy and certain stockholders of Legacy Quanergy entered into the a support agreement (the “Quanergy Holders Support Agreement”), whereby each of the parties thereto agreed to, among other things, vote to adopt and approve, following the effectiveness of this Registration Statement, the Merger, the Merger Agreement and all other documents and transactions contemplated thereby. Additionally, certain stockholders of Legacy Quanergy agreed, among other things, not to transfer any of their shares of Legacy Quanergy Capital Stock (or enter into any arrangement with respect thereto), subject to certain customary exceptions, or enter into any voting arrangement that is inconsistent with the Quanergy Holders Support Agreement. The Quanergy Holders Support Agreement terminated at Closing.

Separation Agreements

Louay Eldada

In January 2020, Legacy Quanergy entered into a separation agreement with Louay Eldada, its former director, former Chief Executive Officer and a holder of 5% or more of Legacy Quanergy capital stock. Pursuant to this agreement, Mr. Eldada agreed to resign from his positions with Legacy Quanergy and released claims against Legacy Quanergy, and Legacy Quanergy agreed to provide certain severance benefits, including (i) a salary continuation for a period of 12 months, and (ii) continued benefits eligibility for a period of up to 12 months. Additionally, in exchange for Mr. Eldada’s agreement to provide certain advisory services, Legacy Quanergy agreed to extend the exercise period of his vested options through the term of such options and permitted such options to be net-exercised.

Mike Healy

In March 2019, Legacy Quanergy entered into a separation agreement with Mike Healy, its former Chief Financial Officer. Pursuant to this agreement, Mr. Healy agreed to resign from his positions with Legacy Quanergy in August 2019, provide certain transition services and release claims against Legacy Quanergy, and Legacy Quanergy agreed to provide certain severance benefits, including (i) continued benefits eligibility for a period of up to three months (ii) accelerated vesting of a previously granted option by three (3) months following the separation date, (iii) extension of the exercise period of his vested options through the term of such options and (iv) permission of such options to be net-exercised.

Option Repricing

In April 2020, the Legacy Quanergy Board approved a repricing of certain stock options with an exercise price at or above $49.43 per share, the then current fair market value of Legacy Quanergy common stock, which included the stock options held by certain of Legacy Quanergy’s executive officers and directors listed in the table below. The exercise price of the repriced options was amended so that it is now $49.43 per share.

Name	Shares Underlying Repriced Options	Original Grant Date	Original Exercise Per Share
Patrick Archambault	8,000	12/13/2018	$101.37
Kevin Kennedy	50,000	5/23/2019	$86.06
Gary Saunders(1)	40,000	5/23/2019	$86.06
Enzo Signore	40,000	8/22/2019	$86.06
Karen Francis(2)	6,250	9/27/2018	$96.59
	1,562	10/10/2018	$96.59
	7,812	5/23/2019	$86.06

(1)	Gary Saunders served as Chief Revenue Officer of Legacy Quanergy until May 2020.
(2)	Karen Francis served as member of the Legacy Quanergy Board until December 2019.

Investor Rights Agreement

Legacy Quanergy was party to an Amended and Restated Investor Rights Agreement, dated as of October 17, 2018 (the “Rights Agreement”), which grants registration rights and information rights, among other things, to certain holders of its capital stock, including certain holders of 5% of its capital stock and entities affiliated with certain of its directors, as well as certain of its directors and executive officers. The Rights Agreement terminated upon the Closing.

Right of First Refusal and Co-Sale Agreement

Legacy Quanergy was party to an Amended and Restated Right of First Refusal and Co-Sale Agreement, dated as of October 17, 2018 (the “ROFR Agreement”), whereby Legacy Quanergy has the right to purchase shares of Legacy Quanergy capital stock which certain stockholders propose to sell to other parties. Certain holders of Legacy Quanergy capital stock, including certain holders of 5% of its capital stock and entities affiliated with certain of its directors, as well as certain of its directors and executive officers, have rights of first refusal and co-sale under the ROFR Agreement. The ROFR Agreement terminated upon the Closing.

Voting Agreement

Legacy Quanergy was party to an Amended and Restated Voting Agreement, dated as of March 25, 2020 (the “Voting Agreement”), pursuant to which certain holders of its capital stock, including certain holders of 5% of its capital stock and entities affiliated with certain of its directors, as well as certain of its directors and executive officers, have agreed to vote their shares of Legacy Quanergy capital stock on certain matters, including with respect to the election of directors. The Voting Agreement terminated upon the Closing.

Director and Officer Indemnification

Our Charter and Bylaws provide for indemnification and advancement of expenses for its directors and officers to the fullest extent permitted by the DGCL, subject to certain limited exceptions.

Subscription Agreements

Concurrently with the execution of the Merger Agreement, certain holders of Legacy Quanergy capital stock, including certain holders of 5% of its capital stock and entities affiliated with certain of its directors, entered into Subscription Agreements with CCAC, pursuant to which they subscribed for shares of our Common Stock in connection with the PIPE Investment as set forth below:

Name	Purchase Amount	Quanergy Shares Subscribed for
Rising Tide V, LLC	$25,000,000	2,500,000
Sensata Technologies, Inc. (“Sensata”)(1)	$7,500,000	750,000

(1)	5% or greater stockholder

The PIPE Investment was consummated substantially concurrently with the closing of the Business Combination. See “—CITIC Capital Acquisition Corp.—Subscription Agreements.”

Shares Issuance Agreements

On March 31, 2022, we issued a total of 863,000 shares of Common Stock to Sponsor pursuant to the CITIC Issuance Agreement. The CITIC Shares were issued to partially satisfy amounts owed to Sponsor under the CITIC Letter Agreement. Following the issuance of the CITIC Shares, an aggregate of $1,070,433.83 remains due under the CITIC Letter Agreement, which we have agreed to pay on or before September 30, 2022 pursuant to the CITIC Issuance Agreement.

Pursuant to the Issuance Agreements, we have agreed to file or cause to be filed the Shares Registration Statement on or before April 15, 2022, with the United States Securities and Exchange Commission to register such Issuance Shares. We also agreed to use or cause to be used commercially reasonable efforts to ensure the Shares Registration Statement is declared effective.

Related Person Transactions Policy

Prior to the completion of the Business Combination, Legacy Quanergy did not have a formal policy regarding approval of transactions with related parties. Effective as of the completion of the Business Combination, our board of directors adopted a written related person transaction policy that sets forth our procedures for the identification, review, consideration and approval or ratification of related person transactions. For purposes of our policy only, a “related person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we or any of our subsidiaries are participants involving an amount that exceeds $120,000, in which any “related person” has a material interest.

Transactions involving compensation for services provided to us as an employee, consultant or director will not be considered related person transactions under this policy. A related person is any executive officer, director, nominee to become a director or a holder of more than 5% of any class of our voting securities (including our Common Stock), including any of their immediate family members and affiliates, including entities owned or controlled by such persons.

Under the policy, the related person in question or, in the case of transactions with a holder of more than 5% of any class of our voting securities, an officer with knowledge of a proposed transaction, must present information regarding the proposed related person transaction to our audit committee (or, where review by Our audit committee would be inappropriate, to another independent body of our board of directors) for review. To identify related person transactions in advance, we will rely on information supplied by our executive officers, directors and certain significant stockholders. In considering related person transactions, our audit committee will take into account the relevant available facts and circumstances, which may include, but are not limited to:

•	the risks, costs, and benefits to us;

•	the impact on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

•	the terms of the transaction;

•	the availability of other sources for comparable services or products; and

•	the terms available to or from, as the case may be, unrelated third parties.

Our audit committee will approve only those transactions that it determines are fair to us and in Our best interests. All of the transactions described above were entered into prior to the adoption of such policy.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of the Company’s Common Stock as of February 8, 2022, by:

•	each person known by us to be a beneficial owner of more than 5% of our outstanding ordinary shares of, on an as-converted basis;

•	each of our officers and directors; and

•	all of our officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.

The beneficial ownership percentages set forth in the table below are based on 83,412,347 shares of the Company’s Common Stock issued and outstanding as of February 8, 2022 and other than as noted below, do not take into account (i) the issuance of any shares of Common Stock upon the exercise of 21,320,000 warrants, each exercisable for one share of Common Stock at a price of $11.50 per share to purchase an aggregate of 21,320,000 shares of Common Stock or (ii) the issuance of any shares pursuant to the GEM Agreement or GEM Warrant. Unless otherwise noted in the footnotes to the following table, and subject to applicable community property laws, the persons and entities named in the table have sole voting and investment power with respect to their beneficially owned Common Stock.

Name and Address of Beneficial Owner(1)	Number of Shares of Common Stock Beneficially Owned	% of Ownership
Directors and Named Executive Officers
Kevin Kennedy(2)	2,257,256	2.6%
Patrick Archambault(3)	595,614	*
Bradley Sherrard(4)	93,739	*
Enzo Signore(5)	374,914	*
Tianyue Yu(6)	3,498,387	4.2%
Jim DiSanto(7)	1,875,076	2.2%
Karen Francis(8)	70,723	*
Matthew Hammond(9)	28,800	*
Tamer Hassanein(10)	6,355,060	7.43%
Tom Rohrs(11)	133,880	*
All Quanergy directors and executive officers as a group (9 individuals)	14,687,835	17.6%
5% Holders
Rising Tide(12)	24,602,394	27.1%
CITIC Capital Acquisition LLC(13)	11,539,750	12.8%
Sensata Technologies, Inc.(14)	8,249,997	9.6%
Zola Ventures(15)	6,865,509	8.0%
Louay Eldada(16)	4,823,344	5.7%

*	Less than one percent
(1)	Unless otherwise noted, the business address of each of those listed in the table above is 433 Lakeside Drive, Sunnyvale, California 94085.
(2)

Consists of 2,111,758 restricted stock units that will vest as of or within 60 days of February 8, 2022 and 145,498 shares of Common Stock that would be issuable upon exercise of options exercisable as of or within 60 days of February 8, 2022.

(3)

Consists of 423,605 restricted stock units that will vest as of or within 60 days of February 8, 2022 and 172,009 shares of Common Stock that would be issuable upon exercise of options exercisable as of or within 60 days of February 8, 2022.

(4)

Consists of 93,739 restricted stock units that will vest as of or within 60 days of February 8, 2022 and 149,498 shares of Common Stock that would be issuable upon exercise of options exercisable as of or within 60 days of February 8, 2022.

(5)

Consists of 271,452 restricted stock units that will vest as of or within 60 days of February 8, 2022 and 103,462 shares of Common Stock that would be issuable upon exercise of options exercisable as of or within 60 days of February 8, 2022.

(6)

Consists of (i) 2,229,801 shares of Common Stock held by Tianyue Yu, Trusteee of the Yang Yu Trust, a trust for the benefit of the holder’s family, (ii) 484,993 shares of Common Stock held by Weilai Yang and Yu Cheung Ho, Trustee of the YYAD10 Trust, a trust for the benefit of the holder’s family, (iii) 484,993 shares of Common Stock held by Weilai Yang and Yu Cheung Ho, Trustee of the YYJK28 Trust, a trust for the benefit of the holder’s family, (iv) 196,422 shares of Common Stock that would be issuable upon exercise of options exercisable as of or within 60 days of February 8, 2022, and (v) 102,178 restricted stock units that will vest as of or within 60 days of February 8, 2022.

(7)

Consists of (i) 28,800 restricted stock units that will vest as of or within 60 days of February 8, 2022 by the holder, (ii) 384,208 shares of Common Stock held by Motus-VGO Autonomous IOT Fund, L.P., (iii) 651,099 shares of Common Stock held by Transportation Technology Ventures II, L.P., (iv) 314,683 shares of Common Stock held by Transportation Technology Ventures LLC, and (v) 496,286 shares of Common Stock held by Transportation Technology Ventures V L.P. Transportation Technology Ventures LLC is a general partner of Transportation Technology Ventures II, L.P. and Transportation Technology Ventures V L.P., Motus-VGO GP LLC is a general partner of Motus-VGO Autonomous IOT Fund, L.P., and Jim DiSanto is a managing member of Transportation Technology Ventures LLC and Motus-VGO GP LLC.

(8)

Consists of 10,103 restricted stock units that will vest as of or within 60 days of February 8, 2022 and 60,620 shares of Common Stock that would be issuable upon exercise of options exercisable as of or within 60 days of February 8, 2022.

(9)	Consists of 28,800 restricted stock units that will vest as of or within 60 days of February 8, 2022.
(10)

Consists of (i) 157,129 shares of Common Stock held by the holder, (ii) 2,002,491 restricted stock units will vest as of or within 60 days of February 8, 2022, (iii) 109,780 shares of Common Stock and 64,663 shares of Common Stock that would be issuable upon exercise of warrants exercisable as of or within 60 days of February 8, 2022, in each case, by Rising Tide II, L.P., (iv) 494,700 shares of Common Stock held by Rising Tide II, LLC, (v) 846,607 shares of Common Stock held by Rising Tide III, LLC, (vi) 1,976,464 shares of Common Stock held by Rising Tide IV, LLC, (vii) 310,395 shares of Common Stock held by Rising Tide IVA, LLC, and (viii) 392,831 shares of Common Stock held by Rising Tide Management, Ltd. All of the foregoing entities, except for Rising Tide Management, Ltd., is managed by Rising Tide Fund Managers, LLC. Rising Tide Management, Ltd. is wholly-owned by Ossama Hassanein, who is also a managing member of Rising Tide Fund Managers, LLC. The holder is a managing member of Rising Tide Fund Managers, LLC. The business address for the holder and its affiliates is 44 Tehama Street, San Francisco, California 94105.

(11)

Consists of 28,800 restricted stock units that will vest as of or within 60 days of February 8, 2022 and 105,080 shares of Common Stock that would be issuable upon exercise of options exercisable as of or within 60 days of February 8, 2022.

(12)

Consists of 17,541,316 shares of Common Stock, including 2,500,000 shares purchased in the PIPE Investment, and 4,731,078 shares of Common Stock that would be issuable upon exercise of warrants exercisable as of or within 60 days of February 8, 2022, in each case, by Rising Tide V, LLC. Rising Tide V, LLC is managed by Victega Business Holding Ltd. The business address for Rising Tide V, LLC is c/o Rising Tide Fund Managers, LLC, 44 Tehama Street, San Francisco, California 94105.

(13)

CITIC Capital Acquisition LLC is the record holder of such shares. CITIC Capital MB Investment Limited, a Cayman Islands exempted company, is the sole member and the manager of CITIC Capital Acquisition LLC. CITIC Capital MB Investment Limited is managed by a board of directors comprised of four directors who may act unanimously in writing or by majority consent during a meeting, assuming a quorum of at least two directors is present. Eric Chan, Zhang Yichen, Pan Hongyan and Liu Mo are the directors of CITIC Capital MB Investment Limited. Each of the foregoing individuals disclaims any beneficial ownership of the securities held by CITIC Capital Acquisition LLC other than to the extent of any pecuniary interest he may have therein, directly or indirectly. Includes 6,580,000 shares of Common Stock that would be issuable upon exercise of warrants.
(14)

Consists of 5,749,997 shares of Common Stock, including 750,000 shares purchased by the holder in the PIPE Financing and 2,500,000 shares of Common Stock that would be issuable upon exercise of a warrant exercisable as of or within 60 days of February 8, 2022. The business address of the holder is 529 Pleasant Street, Attleboro, Massachusetts 02703.

(15)

Consists of 4,278,904 shares of Common Stock and 2,586,605 shares of Common Stock that would be issuable upon exercise of warrants exercisable as of or within 60 days of February 8, 2022. The business address for the holder is 3076 Sir Francis Drake’s Highway, Road Town, Tortola, British Virgin Islands.

(16)

Consists of 4,337,655 shares of Common Stock and 785,689 shares of Common Stock that would be issuable upon exercise of options exercisable as of or within 60 days of February 8, 2022. The business address for the holder is 13100 Zen Gardens Way, Austin, Texas 78732.

SELLING SECURITYHOLDERS

This prospectus relates to the resale by the selling securityholders from time to time of up to 57,538,996 shares of Common Stock (including 7,520,000 shares of Common Stock that may be issued upon exercise of the private warrants) and up to 7,520,000 private warrants. The selling securityholders may from time to time offer and sell any or all of the Common Stock and private warrants set forth below pursuant to this prospectus and any accompanying prospectus supplement. As used in this prospectus, the term “selling securityholders” includes the persons listed in the table below, together with any additional selling securityholders listed in a subsequent amendment to this prospectus, and their pledgees, donees, transferees, assignees, successors, designees and others who later come to hold any of the selling securityholders’ interests in the Common Stock or private warrants other than through a public sale.

Certain of the selling securityholders listed below are subject to lock-up restrictions with respect to securities of the Company that may be sold by it from time to time pursuant to the registration statement of which this prospectus forms part. See the sections titled “Certain Relationships and Related Party Transactions—Lockup Agreements.”

Except as set forth in the footnotes below, the following table sets forth, based on written representations from the selling securityholders, certain information as of February 8, 2022 regarding the beneficial ownership of our Common Stock and warrants by the selling securityholders and the shares of Common Stock and warrants being offered by the selling securityholders. The applicable percentage ownership of Common Stock is based on approximately 83,412,347 shares of Common Stock outstanding as of February 8, 2022. Information with respect to shares of Common Stock and private warrants owned beneficially after the offering assumes the sale of all of the shares of Common Stock or private warrants. The selling securityholders may offer and sell some, all or none of their shares of Common Stock or private warrants, as applicable.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the selling securityholders have sole voting and investment power with respect to all shares of Common Stock and warrants that they beneficially own, subject to applicable community property laws. Except as otherwise described below, based on the information provided to us by the selling securityholders, no selling securityholder is a broker-dealer or an affiliate of a broker dealer.

Up to 13,800,000 shares of Common Stock issuable upon exercise of the public warrants are not included in the table below.

Please see the section titled “Plan of Distribution” for further information regarding the selling securityholder’s method of distributing these shares.

Name of Selling Securityholder	Number of Shares Beneficially Owned prior to Offering	Number of Shares being Registered	Number of Shares Beneficially Owned after Offering	Percent Owned after Offering	Number of Warrants Beneficially Owned prior to Offering	Number of Warrants being Registered	Number of Warrants Beneficially Owned after Offering	Percent Owned after Offering
Rising Tide V, LLC(1)	24,772,394	20,041,316	4,731,078	5.24%	—	—	—	—
Sensata Technologies, Inc.(2)	8,249,997	5,749,997	2,500,000	3.00%	—	—	—	—
Clarence LP(3)	2,166,732	210,000	1,956,732	2.35%	—	—	—	—
Serenity Investments LLC(4)	930,348	90,000	840,348	1.01%	—	—	—	—
Red Beard Holdings LLC(5)	100,000	100,000	—	—	—	—	—	—
Faye Iosotaluno and Peter Coppa(6)	10,000	10,000	—	—	—	—	—	—
Steve S. Kim(7)	17,890	10,000	7,890	*	—	—	—	—
ANG Suan Pin Sharon Anne(8)	10,000	10,000	—	—	—	—	—	—
Scott Farrell(9)	10,000	10,000	—	—	—	—	—	—
Julia K. Weber(10)	5,000	5,000	—	—	—	—	—	—

Name of Selling Securityholder	Number of Shares Beneficially Owned prior to Offering	Number of Shares being Registered	Number of Shares Beneficially Owned after Offering	Percent Owned after Offering	Number of Warrants Beneficially Owned prior to Offering	Number of Warrants being Registered	Number of Warrants Beneficially Owned after Offering	Percent Owned after Offering
Jim DiSanto(11)	1,875,076	5,819	1,869,257	2.24%	—	—	—	—
Tamer Hassanein(12)	6,355,060	157,129	6,197,931	7.43%	—	—	—	—
CITIC Capital Acquisition LLC(13)	13,445,500	13,445,500	—	—	6,580,000	6,580,000	—	—
Henri Arif(14)	1,815,299	1,802,500	12,799	*	940,000	940,000	—	—
Louay Eldada15)	4,823,344	4,037,655	785,689	*	—	—	—	—
Mark B. Segall(16)	13,000	13,000	—	—	—	—	—	—
Rising Tide II, LLC(17)	494,700	494,700	—	—	—	—	—	—
Rising Tide II, L.P.(18)	174,413	109,780	64,633	*	—	—
Rising Tide III, LLC(19)	846,607	846,607	—	—	—	—
Rising Tide IV, LLC(20)	2,076,464	2,076,464	—	—	—	—	—	—
Rising Tide IVA, LLC(21)	310,395	310,395	—	—	—	—
Rising Tide Management, Ltd.(22)	392,831	392,831	—	—	—	—	—	—
Ross Haghighat(23)	22,000	22,000	—	—	—	—	—	—
Tianyue Yu, Trustee of The Yang Yu Trust(24)	2,479,801	2,479,801	—	—	—	—	—	—
Weilai Yang and Yu Cheung Ho, Trustee of the YYAD10 Trust(25)	484,993	484,993	—	—	—	—	—	—
Weilai Yang and Yu Cheung Ho, Trustee of the YYJK28 Trust(26)	484,993	484,993	—	—	—	—	—	—
Tomoyuki Izuhara(27)	219,215	197,875	21,339	*	—	—	—	—
Raymond James & Associates, Inc.(28)	3,940,641	3,940,641	—	—	—	—	—	—

*	Less than one percent
1.

Number of shares of Common Stock being registered for sale hereby consists of 20,041,296 shares of Common Stock, including 2,500,000 shares purchased in the PIPE Financing, which were purchased at $10.00 per share, and excludes 4,731,098 shares of Common Stock that would be issuable upon exercise of warrants, in each case, held by Rising Tide V, LLC. Rising Tide V, LLC is managed by Victega Business Holding Ltd. The business address for Rising Tide V, LLC is c/o Rising Tide Fund Managers, LLC, 44 Tehama Street, San Francisco, California 94105. Excluding the PIPE Shares, the shares of Common Stock offered by this holder were acquired at purchase prices ranging from $0.00 (as a result of a transfer from an affiliated fund) to $4.56, as adjusted pursuant to the Business Combination.

2.

Number of shares of Common Stock being registered for sale hereby consists of 5,749,997 shares of Common Stock, including 750,000 shares purchased by the holder in the PIPE Financing, which were purchased at $10.00 per share, and excludes 2,500,000 shares of Common Stock that would be issuable upon exercise of a warrant. The business address of the holder is 529 Pleasant Street, Attleboro, Massachusetts 02703. Excluding the PIPE Shares, the shares of Common Stock offered by this holder were acquired at a purchase price of $10.00 per share, as adjusted pursuant to the Business Combination.

3.

Number of shares of Common Stock being registered for sale hereby consists 210,000 shares of Common Stock purchased in the PIPE Financing, which were purchased at $10.00 per share, and excludes 1,952,046 shares of Common Stock and 4,686 shares of Common Stock that would be issuable upon exercise of warrants. Daniel V. Tierney has voting and dispositive power with respect to the shares of Common Stock held of record by Clarence LP and may be deemed to beneficially own the shares held by Clarence LP. The business address for Clarence LP is 737 N. Michigan Ave., Suite 2100, Chicago, IL 60301.

4.

Number of shares of Common Stock being registered for sale hereby consists 90,000 shares of Common Stock purchased in the PIPE Financing, which were purchased at $10.00 per share, and excludes 838,005 shares of Common Stock and 2,343 shares of Common Stock that would be issuable upon exercise of warrants. Stephen Schuler and Mary Jo Schuler have voting and dispositive power with respect to the shares of Common Stock held of record by Serenity Investments LLC and may be deemed to beneficially own the shares held by Serenity Investments LLC. The business address for Serenity Investments LLC is 1011 Lake Street, Suite 202, Oak Park, Illinois 60301.

5.

Number of shares of Common Stock being registered for sale hereby consists of 100,000 shares of Common Stock purchased in the PIPE Financing, which were purchased at $10.00 per share. Vincent C. Smith has voting and dispositive power with respect to the shares of Common Stock held of record by Red Beard Holdings LLC and may be deemed to beneficially own the shares held by Red Beard Holdings LLC. The business address for Red Beard Holdings LLC is 17595 Harvard Ave., Suite C511, Irvine, CA 92614.

6.

Number of shares of Common Stock being registered for sale hereby consists of 10,000 shares of Common Stock purchased in the PIPE Financing, which were purchased at $10.00 per share. Peter Coppa has voting and dispositive power with respect to the shares of Common Stock.

7.

Number of shares of Common Stock being registered for sale hereby consists of 10,000 shares of Common Stock purchased in the PIPE Financing, which were purchased at $10.00 per share, and excludes 1,940 shares of Common Stock held by the holder 5,951 restricted stock units that will vest as of or within 60 days of February 8, 2022.

8.	Number of shares of Common Stock being registered for sale hereby consists of 10,000 shares of Common Stock purchased in the PIPE Financing, which were purchased at $10.00 per share.
9.	Number of shares of Common Stock being registered for sale hereby consists of 10,000 shares of Common Stock purchased in the PIPE Financing, which were purchased at $10.00 per share.
10.	Number of shares of Common Stock being registered for sale hereby consists of 5,000 shares of Common Stock purchased in the PIPE Financing, which were purchased at $10.00 per share.
11.

Number of shares of Common Stock being registered for sale hereby consists of 5,819 shares of Common Stock acquired by the holder on March 4, 2022 and excludes (i) 28,800 restricted stock units that will vest as of or within 60 days of February 8, 2022, (ii) 384,208 shares of Common Stock held by Motus-VGO Autonomous IOT Fund, L.P., (iii) 651,099 shares of Common Stock held by Transportation Technology Ventures II, L.P., (iv) 314,683 shares of Common Stock held by Transportation Technology Ventures LLC, and (v) 496,286 shares of Common Stock held by Transportation Technology Ventures V L.P. as of February 8, 2022. Transportation Technology Ventures LLC is a general partner of Transportation Technology Ventures II, L.P. and Transportation Technology Ventures V L.P.; Motus-VGO GP LLC is a general partner of Motus-VGO Autonomous IOT Fund, L.P., and Jim DiSanto is a managing member of Transportation Technology Ventures LLC and Motus-VGO GP LLC. The shares of Common Stock offered by this holder were acquired in a distribution by Motus-VGO Autonomous IOT Fund, L.P. for no consideration.

12.

Number of shares of Common Stock being registered for sale hereby consists of 157,129 shares of Common Stock and excludes (i) 2,002,491 restricted stock units that will vest as of or within 60 days of February 8, 2022, (ii) 109,780 shares of Common Stock and 64,663 shares of Common Stock that would be issuable upon exercise of warrants exercisable as of or within 60 days of February 8, 2022, in each case, by Rising Tide II, L.P., (iii) 494,700 shares of Common Stock held by Rising Tide II, LLC, (iv) 846,607 shares of Common Stock held by Rising Tide III, LLC, (v) 1,976,464 shares of Common Stock held by Rising Tide IV, LLC, (vi) 310,395 shares of Common Stock held by Rising Tide IVA, LLC, and (vii) 392,831 shares of Common Stock held by Rising Tide Management, Ltd. All of the foregoing entities, except for Rising Tide Management, Ltd., is managed by Rising Tide Fund Managers, LLC. Rising Tide Management, Ltd. is wholly-owned by Ossama Hassanein, who is also a managing member of Rising Tide Fund Managers, LLC. The holder is a managing member of Rising Tide Fund Managers, LLC. The business address for the holder and its affiliates is 44 Tehama Street, San Francisco, California 94105. The shares of Common Stock offered by this holder were acquired at purchase prices ranging from $0.40 to $2.39 per share, as adjusted pursuant to the Business Combination.

13.

CITIC Capital Acquisition LLC is the record holder of such shares. CITIC Capital MB Investment Limited, a Cayman Islands exempted company, is the sole member and the manager of CITIC Capital Acquisition LLC. CITIC Capital MB Investment Limited is managed by a board of directors comprised of four directors who may act unanimously in writing or by majority consent during a meeting, assuming a quorum of at least two directors is present. Eric Chan, Zhang Yichen, Pan Hongyan and Liu Mo are the directors of CITIC Capital MB Investment Limited. Each of the foregoing individuals disclaims any beneficial ownership of the securities held by CITIC Capital Acquisition LLC other than to the extent of any pecuniary interest he may have therein, directly or indirectly. The business address for CITIC Capital Acquisition LLC is 28/F CITIC Tower, 1 Tim Mei Avenue, Central, the Hong Kong Special Administrative Region of the People’s Republic of China. The shares of Common Stock offered by this holder were acquired at purchase prices ranging from $0.004 to $1.98 per share, as adjusted pursuant to the Business Combination, or will be acquired upon exercise of Private Warrants at $11.50 per share.

14.

Number of shares of Common Stock being registered for sale hereby consists 862,500 Founder Shares and 940,000 shares of Common Stock issuable pursuant to Private Warrants and excludes 12,799 restricted stock units that will vest as of or within 60 days of February 8, 2022. The shares of Common Stock offered by this holder were acquired at a purchase price of $0.004 per share, as adjusted pursuant to the Business Combination, or will be acquired upon exercise of Private Warrants at $11.50 per share.

15.

Number of shares of Common Stock being registered for sale hereby consists of 4,037,655 shares of Common Stock and excludes 785,689 shares of Common Stock that would be issuable upon exercise of options exercisable as of or within 60 days of February 8, 2022. The business address for the holder is 13100 Zen Gardens Way, Austin, Texas 78732. The shares of Common Stock offered by this holder were acquired at purchase prices ranging from nominal value to $0.40 per share, as adjusted pursuant to the Business Combination.

16.

Number of shares of Common Stock being registered for sale hereby consists of 13,000 shares of Common Stock. The shares of Common Stock offered by this holder were acquired at a purchase price of $0.004 per share, as adjusted pursuant to the Business Combination.

17.

Number of shares of Common Stock being registered for sale hereby consists of 494,700 shares of Common Stock. The business address for the holder is c/o Rising Tide Fund Managers, LLC, 44 Tehama Street, San Francisco, California 94105. The shares of Common Stock offered by this holder were acquired at a purchase price of $0.40 per share, as adjusted pursuant to the Business Combination.

18.

Number of shares of Common Stock being registered for sale hereby consists of 109,780 shares of Common Stock, and excludes 64,633 shares Common Stock that would be issuable upon exercise of warrants. The business address for the holder is c/o Rising Tide Fund Managers, LLC, 44 Tehama Street, San Francisco, California 94105. The shares of Common Stock offered by this holder were acquired at a purchase price of $4.55 per share, as adjusted pursuant to the Business Combination.

19.

Number of shares of Common Stock being registered for sale hereby consists of 846,607 shares of Common Stock. The business address for the holder is c/o Rising Tide Fund Managers, LLC, 44 Tehama Street, San Francisco, California 94105. The shares of Common Stock offered by this holder were acquired at purchase prices ranging from $0.40 to $2.39 per share, as adjusted pursuant to the Business Combination.

20.

Number of shares of Common Stock being registered for sale hereby consists of 2,076,464 shares of Common Stock. The business address for the holder is c/o Rising Tide Fund Managers, LLC, 44 Tehama Street, San Francisco, California 94105. The shares of Common Stock offered by this holder were acquired at purchase prices ranging from $13.58 to $38.80 per share, as adjusted pursuant to the Business Combination.

21.

Number of shares of Common Stock being registered for sale hereby consists of 310,396 shares of Common Stock. The business address for the holder is c/o Rising Tide Fund Managers, LLC, 44 Tehama Street, San Francisco, California 94105. The shares of Common Stock offered by this holder were acquired at a purchase price of $0.00 per share (as a result of a transfer from an affiliated fund), as adjusted pursuant to the Business Combination.

22.

Entity is wholly-owned by Ossama Hassanein, who is also a managing member of Rising Tide Fund Managers, LLC. The business address for the holder is 44 Tehama Street, San Francisco, California 94105. The shares of Common Stock offered by this holder were acquired at purchase prices ranging from $0.40 to $2.39 per share, as adjusted pursuant to the Business Combination.

23.

Number of shares of Common Stock being registered for sale hereby consists of 22,000 shares of Common Stock. The shares of Common Stock offered by this holder were acquired at a purchase price of $0.004 per share, as adjusted pursuant to the Business Combination.

24.

Number of shares of Common Stock being registered for sale hereby consists of 2,479,801 shares of Common Stock. Tianyue Yu, Trustee of the Yang Yu Trust, a trust for the benefit of the Tianyue Yu’s family, may be deemed to beneficially own such shares. The shares of Common Stock offered by this holder were acquired at purchase prices ranging from nominal value to $0.40 per share, as adjusted pursuant to the Business Combination.

25.

Number of shares of Common Stock being registered for sale hereby consists of 484,993 shares of Common Stock. Shares held by the holder are held for the benefit of the Tianyue Yu’s family and Ms. Yu may be deemed to beneficially own such shares. The shares of Common Stock offered by this holder were acquired at a purchase price of $0.00 per share (as a result of a transfer from an affiliated person), as adjusted pursuant to the Business Combination.

26.

Number of shares of Common Stock being registered for sale hereby consists of 484,993 shares of Common Stock. Shares held by the holder are held for the benefit of the Tianyue Yu’s family and Ms. Yu may be deemed to beneficially own such shares. The shares of Common Stock offered by this holder were acquired at a purchase price of $0.00 per share (as a result of a transfer from an affiliated person), as adjusted pursuant to the Business Combination.

27.

Number of shares of Common Stock being registered for sale hereby consists of 197,876 shares of Common Stock, and excludes 21,339 shares Common Stock that would be issuable upon exercise of stock options exercisable as of or within 60 days of February 8, 2022. The shares of Common Stock offered by this holder were acquired at purchase prices ranging from $0.36 to $4.29 per share, as adjusted pursuant to the Business Combination.

28.

Number of shares of Common Stock being registered for sale hereby consists of 3,940,641 shares of Common Stock. The business address for Raymond James & Associates, Inc. is 880 Carillon Parkway, St. Petersburg, FL 33716. The shares of Common Stock offered by this holder were acquired in exchange for services rendered.

DESCRIPTION OF SECURITIES

The following is a summary of the rights of our Common Stock and Preferred Stock (as defined below). This summary is qualified by reference to the complete text of our Charter and our Bylaws filed as exhibits to the registration statement of which this prospectus forms a part.

General

Our Charter authorizes 300,000,000 shares of Common Stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”). There were 83,412,347 shares of Common Stock outstanding immediately after the consummation of the Business Combination, excluding contingent shares.

The following summary describes all material provisions of our capital stock. We urge you to read the Charter and the Bylaws.

Preferred Stock

The our board of directors has authority to issue shares of Preferred Stock in one or more series, to fix for each such series such voting powers, full or limited, or no voting powers, and such designations, preferences, and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including without limitation thereof, dividend rights, conversion rights, redemption privileges and liquidation preferences, and to increase or decrease the number of shares for the issue of such series all to the fullest extent permitted by the DGCL. The issuance of Preferred Stock could have the effect of decreasing the trading price of our Common Stock, restricting dividends on our capital stock, diluting the voting power of our Common Stock, impairing the liquidation rights of our capital stock, or delaying or preventing a change in control.

Common Stock

Common Stock is not entitled to preemptive or other similar subscription rights to purchase any of our securities. Common Stock is neither convertible nor redeemable. Unless our board of directors determines otherwise, we will issue all of our capital stock in uncertificated form.

Voting Rights

Each holder of Common Stock is entitled to one vote per share on each matter submitted to a vote of stockholders, as provided by our Charter. Our Bylaws provide that the holders of a majority of the capital stock issued and outstanding and entitled to vote thereat, present in person, or by remote communication, if applicable, or represented by proxy, will constitute a quorum at all meetings of the stockholders for the transaction of business. When a quorum is present, the affirmative vote of a majority of the votes cast is required to take action, unless otherwise specified by law, our Bylaws or our Charter, and except for the election of directors, which is determined by a plurality vote. There are no cumulative voting rights.

Dividend Rights

Each holder of shares of our capital stock is entitled to the payment of dividends and other distributions as may be declared by the our board of directors from time to time out of our assets or funds legally available for dividends or other distributions. These rights are subject to the preferential rights of the holders of Preferred Stock, if any, and any contractual limitations on our ability to declare and pay dividends.

Other Rights

Each holder of Common Stock is subject to, and may be adversely affected by, the rights of the holders of any series of Preferred Stock that we may designate and issue in the future.

Liquidation Rights

If we are involved in voluntary or involuntary liquidation, dissolution or winding up of our affairs, or a similar event, each holder of Common Stock will participate pro rata in all assets remaining after payment of liabilities, subject to prior distribution rights of Preferred Stock, if any, then outstanding.

Public Warrants

Each whole public warrant originally issued in the initial public offering of CCAC entitles the registered holder to purchase one share of our common stock at a price of $11.50 per share, subject to adjustment as discussed below, provided that there is an effective registration statement under the Securities Act covering the shares of our common stock issuable upon exercise of the warrants and a current prospectus relating to them available (or we permit holders to exercise their warrants on a cashless basis under the circumstances specified in the warrant agreement) and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder. Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of shares of our common stock. This means only a whole warrant may be exercised at a given time by a warrant holder. The warrants will expire at 5:00 p.m., New York City time on February 8, 2027, or earlier upon redemption or liquidation.

We will not be obligated to deliver any shares of common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of our common stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to us satisfying our obligations described below with respect to registration. No warrant will be exercisable and we will not be obligated to issue a share of common stock upon exercise of a warrant unless the shares of common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will we be required to net cash settle any warrant.

We are obligated to use our best efforts to file as soon as practicable with the SEC a registration statement for the registration, under the Securities Act, of the shares of common stock issuable upon exercise of the warrants. We are obligated to use our best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the warrant agreement. If a registration statement covering the shares of our common stock issuable upon exercise of the warrants is not effective by May 5, 2022, warrant holders may, until such time as there is an effective registration statement and during any period when we will have failed to maintain an effective registration statement, exercise such warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the shares of common stock are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, and in the event we do not so elect, we will be obligated to use our best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Once the warrants become exercisable, we may call the warrants for redemption:

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrantholder; and

•

if, and only if, the reported closing price of our common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading-day period ending three business days before we send the notice of redemption to the warrantholders.

If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

If the foregoing conditions are satisfied and we issue a notice of redemption of the warrants, each warrant holder will be entitled to exercise his, her or its warrant prior to the scheduled redemption date. However, the price of our common stock may fall below the $18.00 redemption trigger price (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) as well as the $11.50 warrant exercise price after the redemption notice is issued.

If we call the warrants for redemption as described above, our board of directors will have the option to require any holder that wishes to exercise his, her or its warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their warrants on a “cashless basis,” our management may consider, among other factors, our cash position, the number of warrants that are outstanding and the dilutive effect on our stockholders of issuing the maximum number of shares of common stock issuable upon the exercise of the warrants. If we take advantage of this option, all holders of warrants would pay the exercise price by surrendering their warrants for that number of shares of common stock equal to the quotient obtained by dividing (a) the product of the number of shares of common stock underlying the warrants, multiplied by the excess of the “fair market value” (defined below) over the exercise price of the warrants by (b) the fair market value. The “fair market value” will mean the average reported closing price of the shares of common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. If we take advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of common stock to be received upon exercise of the warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. We believe this feature is an attractive option to us if we do not need the cash from the exercise of the warrants. If we call the warrants for redemption and do not take advantage of this option, the holders of the private placement warrants and their permitted transferees would still be entitled to exercise their private placement warrants for cash or on a cashless basis using the same formula described above that other warrant holders would have been required to use had all warrant holders been required to exercise their warrants on a cashless basis, as described in more detail below. A holder of a warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (or such other amount as specified by the holder) of the shares of our common stock outstanding immediately after giving effect to such exercise.

If the number of outstanding shares of our common stock is increased by a stock dividend payable in shares of our common stock, or by a split-up or other similar event, then, on the effective date of stock dividend, split-up or similar event, the number of shares of common stock issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding shares of our common stock. A rights offering to holders of our common stock entitling holders to purchase shares of our common stock at a price less than the fair market value will be deemed a stock dividend of a number of shares of our common stock equal to the product of (a) the number of shares of common stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for shares of our common stock) and (b) the quotient of (i) the price per share of our common stock paid in such rights offering and (ii) the fair market value. For these purposes (a) if the rights offering is for securities convertible into or exercisable for shares of our common stock, in determining the price payable for shares of our common stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (b) fair market value means the volume weighted average price of shares of our common stock as reported during the 10 trading day period ending on the trading day prior to the first date on which the shares of our common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of shares of our common stock on account of such shares of common stock (or other securities into which the warrants are convertible), other than as described above or certain ordinary cash dividends, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of our common stock in respect of such event.

If the number of outstanding shares of our common stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of our common stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of common stock issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding shares of our common stock.

Whenever the number of shares of our common stock purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (a) the numerator of which will be the number of shares of common stock purchasable upon the exercise of the warrants immediately prior to such adjustment, and (b) the denominator of which will be the number of shares of common stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding shares of our common stock (other than those described above or that solely affects the par value of such shares of our common stock), or in the case of any merger or consolidation of our company with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of the issued and outstanding shares of our common stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of our as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the shares of our common stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of our common stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of shares of our common stock in such a transaction is payable in the form of shares of common stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within 30 days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on the Black-Scholes Warrant Value (as defined in the warrant agreement) of the warrant. The purpose of such exercise price reduction is to provide additional value to holders of the warrants when an extraordinary transaction occurs during the exercise period of the warrants pursuant to which the holders of the warrants otherwise do not receive the full potential value of the warrants.

The warrants are issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder for the purpose of curing any ambiguity or to correct any defective provision or adding or changing any other provisions with respect to matters or questions arising under the warrant agreement as the parties to the warrant agreement may deem necessary or desirable and that the parties deem to not adversely affect the interests of the registered holders of the warrants. All other modifications or amendments will require the approval by the holders of at least 65% of the then-outstanding public warrants and, solely with respect to any amendment to the terms of the private placement warrants, 65% of the then outstanding private placement warrants. You should review a copy of the warrant agreement, which is filed as exhibit 4.1 to this Current Report, for a complete description of the terms and conditions applicable to the warrants.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of shares of our common stock and any voting rights until they exercise their warrants and receive shares of our common stock. After the issuance of shares of our common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number of shares of our common stock to be issued to the warrantholder.

Private Placement Warrants

The private placement warrants (including the shares of our common stock issuable upon exercise of such warrants) were not transferable, assignable or salable until March 10, 2022 (except, among other limited exceptions to our officers and directors and other persons or entities affiliated with the Sponsor) and they will not be redeemable by us so long as they are held by the Sponsor, members of the Sponsor or their permitted transferees.

The Sponsor or its permitted transferees have the option to exercise the private placement warrants on a cashless basis. Except as described below, the private placement warrants have terms and provisions that are identical to those of the public warrants, including as to exercise price, exercisability and exercise period. If the private placement warrants are held by holders other than the Sponsor or its permitted transferees, the private placement warrants will be redeemable by us and exercisable by the holders on the same basis as the public warrants.

If holders of the private placement warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering his, her or its warrants for that number of shares of our common stock equal to the quotient obtained by dividing (a) the product of the number of shares of our common stock underlying the warrants, multiplied by the excess of the “fair market value” (defined below) over the exercise price of the warrants by (b) the fair market value. The “fair market value” will mean the average reported closing price of the shares of our common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent.

Special Meetings of Stockholders

Our Charter provides that a special meeting of stockholders may be called by the (a) the Chairperson of the our board of directors, (b) our Board, (c) our Chief Executive Officer of or (d) our President, provided that such special meeting may be postponed, rescheduled or cancelled by the our board of directors or other person calling the meeting.

Action by Written Consent

Our Charter provides that any action required or permitted to be taken by the stockholders must be effected at an annual or special meeting of the stockholders, and may not be taken by written consent in lieu of a meeting.

Removal of Directors

Our board of directors or any individual director may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares of our voting stock entitled to vote at an election of directors.

Limitations on Liability and Indemnification of Officers and Directors

Our Charter provides that we will indemnify our directors to the fullest extent authorized or permitted by applicable law. We have entered into agreements to indemnify our directors, executive officers and other employees as determined by the our board of directors. Under our Bylaws, we are required to indemnify each of our directors and officers if the basis of the indemnitee’s involvement was by reason of the fact that the indemnitee is or was our director or officer or was serving at our request as a director, officer, employee or agent for another entity. We must indemnify our officers and directors against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the indemnitee in connection with such action, suit or proceeding if the indemnitee acted in good faith and in a manner the indemnitee reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the indemnitee’s conduct was unlawful. Our Bylaws also require us to advance expenses (including attorneys’ fees) incurred by a director or officer in defending any civil, criminal, administrative or investigative action, suit or proceeding, provided that such person will repay any such advance if it is ultimately determined that such person is not entitled to indemnification by us. Any claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Exclusive Jurisdiction of Certain Actions

Our Charter requires, to the fullest extent permitted by law, that derivative actions brought in the name of the Company, actions against directors, officers and employees for breach of fiduciary duty, any provision of the DGCL, our Charter, our Bylaws and other similar actions may be brought only in the Court of Chancery of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to (a) the personal jurisdiction of the state and federal courts in the State of Delaware in connection with any action brought in any such court to enforce the exclusive jurisdiction provisions of our Charter and (b) service of process on such stockholder’s counsel. Notwithstanding the foregoing, our Charter provides that the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Securities Act, the Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

GEM Warrant

In connection with the GEM Agreement, we issued the GEM Warrant with a 36-month term at the closing of the Business Combination granting GYBL the right to purchase 3,397,923 shares of Common Stock at a strike price per share equal to $10.00 per share. The GEM Warrant can be exercised on a cashless basis in part or in whole at any time during the term. Any failure by us to timely transfer the shares under the GEM Warrant pursuant to GYBL’s exercise will entitle GYBL to compensation in addition to other remedies. The number of shares underlying the GEM Warrant as well as the strike exercise price is subject to adjustments for recapitalizations, reorganizations, change of control, stock split, stock dividend and reverse stock splits.

Dividends

We have not paid any cash dividends on our Common Stock to date. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition. The payment of any cash dividends is within the discretion of our board of directors. In addition, our board of directors is not currently contemplating and does not anticipate declaring any share dividends in the foreseeable future.

Certain Anti-Takeover Provisions of Delaware Law, Our Charter and Our Bylaws

Section 203 of the DGCL provides that if a person acquires 15% or more of the voting stock of a Delaware corporation, such person becomes an “interested stockholder” and may not engage in certain “Business Combinations” with such corporation for a period of three years from the time such person acquired 15% or more of such corporation’s voting stock, unless: (1) the board of directors of such corporation approves the acquisition of stock or the merger transaction before the time that the person becomes an interested stockholder, (2) the interested stockholder owns at least 85% of the outstanding voting stock of such corporation at the time the merger transaction commences (excluding voting stock owned by directors who are also officers and certain employee stock plans), or (3) the merger transaction is approved by the board of directors and at a meeting of stockholders, not by written consent, by the affirmative vote of 2/3 of the outstanding voting stock which is not owned by the interested stockholder. A Delaware corporation may elect in its certificate of incorporation or Bylaws not to be governed by this particular Delaware law. Under our Charter, we opted out of Section 203 of the DGCL, but provides other similar restrictions regarding takeovers by interested stockholders.

Our Charter, our Bylaws and the DGCL contain provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition deemed undesirable by our board of directors. These provisions could also make it difficult for stockholders to take certain actions, including electing directors who are not nominated by the members of our board of directors or taking other corporate actions, including effecting changes in our management. For instance, our Charter does not provide for cumulative voting in the election of directors and provides for a classified board of directors with three-year staggered terms, which could delay the ability of stockholders to change the membership of a majority of our board of directors. Our board of directors are empowered to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death, or removal of a director in certain circumstances; and our advance notice provisions in our Bylaws require that stockholders must comply with certain procedures in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting.

Our authorized but unissued Common Stock and preferred stock will be available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Common Stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Charter and Bylaws

Among other things, our Charter and our Bylaws:

•	not provide for cumulative voting in the election of directors;

•

provides for the exclusive right of the board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death, or removal of a director by stockholders;

•

permits the board of directors to determine whether to issue shares of our preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval;

•	prohibits stockholder action by written consent;

•	Requires that a special meeting of stockholders may be called only by the chairperson of the Board, the chief executive officer, the board of directors or the president;

•	limits the liability of, and providing indemnification to, our directors and officers;

•	controls the procedures for the conduct and scheduling of stockholder meetings;

•

provides for a classified board, in which the members of the board of directors are divided into three classes to serve for a period of three years from the date of their respective appointment or election;

•

grants the ability to remove directors with cause by the affirmative vote of at least a majority of the voting power of all of the then outstanding shares of voting stock of the Company entitled to vote at an election of directors;

•

requires the affirmative vote of at least 66 2/3% of the voting power of the outstanding shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class, to amend Articles V(B), Article VII, Article VIII, Article IX, Article X, Article XI, Article XII and Article XIII of the Charter; and

•	provides for advance notice procedures that stockholders must comply with in order to nominate candidates to the board of directors or to propose matters to be acted upon at a stockholders’ meeting.

The combination of these provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce our vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares of Common Stock and may have the effect of delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our Common Stock.

Our Charter provides that the Court of Chancery of the State of Delaware will be the exclusive forum for actions or proceedings brought under Delaware statutory or common law: (A) any derivative claim or cause of action brought on behalf of the Company; (B) any claim or cause of action for breach of a fiduciary duty owed by any current or former director, officer or other employee of the Company, to the Company or the Company’s stockholders; (C) any claim or cause of action against the Company or any current or former director, officer or other employee of the Company, arising out of or pursuant to any provision of the DGCL, the Charter or the Bylaws of the Company (as each may be amended from time to time); (D) any claim or cause of action seeking to interpret, apply, enforce or determine the validity of the Charter or the Bylaws of the Company (as each may be amended from time to time, including any right, obligation, or remedy thereunder); (E) any claim or cause of action as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; and (F) any claim or cause of action against the Company or any current or former director, officer or other employee of the Company, governed by the internal-affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court having personal jurisdiction over the indispensable parties named as defendants. Our Charter further provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act or Exchange Act.

Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision of our Charter will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, a court may determine that this provision is unenforceable, and to the extent it is enforceable, the provision may have the effect of discouraging lawsuits against our directors and officers, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder and therefore bring a claim in another appropriate forum. Additionally, we cannot be certain that a court will decide that this provision is either applicable or enforceable, and if a court were to find the choice of forum provision contained in our Charter to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.

Transfer Agent and Warrant Agent

The transfer agent for Common Stock and warrant agent for Warrants is Continental Stock Transfer & Trust Company.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following discussion is a summary of material U.S. federal income tax considerations generally applicable to the purchase, ownership and disposition of our Common Stock and the purchase, exercise, disposition and lapse of our warrants. The Common Stock and the warrants are collectively referred to herein as our securities. All prospective holders of our securities should consult their tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership and disposition of our securities.

This discussion is not a complete analysis of all potential U.S. federal income tax consequences relating to the purchase, ownership and disposition of our securities. This summary is based upon current provisions of the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code, existing U.S. Treasury Regulations promulgated thereunder, published administrative pronouncements and rulings of the U.S. Internal Revenue Service, which we refer to as the IRS, and judicial decisions, all as in effect as of the date of this prospectus. These authorities are subject to change and differing interpretation, possibly with retroactive effect. Any change or differing interpretation could alter the tax consequences to holders described in this discussion. There can be no assurance that a court or the IRS will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling with respect to the U.S. federal income tax consequences to a holder of the purchase, ownership or disposition of our securities. We assume in this discussion that a holder holds our securities as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of that holder’s individual circumstances, nor does it address the special tax accounting rules under Section 451(b) of the Code, any alternative minimum, Medicare contribution, estate or gift tax consequences, or any aspects of U.S. state, local or non-U.S. taxes or any other U.S. federal tax laws. This discussion also does not address consequences relevant to holders subject to special tax rules, such as holders that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below), corporations that accumulate earnings to avoid U.S. federal income tax, tax-exempt organizations, governmental organizations, banks, financial institutions, investment funds, insurance companies, brokers, dealers or traders in securities, commodities or currencies, regulated investment companies or real estate investment trusts, persons that have a “functional currency” other than the U.S. dollar, tax- qualified retirement plans, holders who hold or receive our securities pursuant to the exercise of employee stock options or otherwise as compensation, holders holding our securities as part of a hedge, straddle or other risk reduction strategy, conversion transaction or other integrated investment, holders deemed to sell our securities under the constructive sale provisions of the Code, passive foreign investment companies, controlled foreign corporations, and certain former U.S. citizens or long-term residents.

In addition, this discussion does not address the tax treatment of partnerships (or entities or arrangements that are treated as partnerships for U.S. federal income tax purposes) or persons that hold our securities through such partnerships. If a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds our securities, the U.S. federal income tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. Such partners and partnerships should consult their tax advisors regarding the tax consequences of the purchase, ownership and disposition of our securities.

For purposes of this discussion, a “U.S. Holder” means a beneficial owner of our securities (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States or of any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust if (a) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions or (b) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

For purposes of this discussion, a “non-U.S. Holder” is a beneficial owner of our securities that is neither a U.S. Holder nor a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes.

Tax Considerations Applicable to U.S. Holders

Taxation of Distributions

If we pay distributions or make constructive distributions (other than certain distributions of our stock or rights to acquire our stock) to U.S. Holders of shares of our Common Stock, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in our Common Stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the Common Stock and will be treated as described under “U.S. Holders—Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Common Stock” below.

Dividends we pay to a U.S. Holder that is a taxable corporation will generally qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends we pay to a non-corporate U.S. Holder will generally constitute “qualified dividends” that will be subject to tax at the maximum tax rate accorded to long-term capital gains. If the holding period requirements are not satisfied, a corporation may not be able to qualify for the dividends received deduction and would have taxable income equal to the entire dividend amount, and non-corporate holders may be subject to tax on such dividend at ordinary income tax rates instead of the preferential rates that apply to qualified dividend income.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Common Stock

A U.S. Holder generally will recognize gain or loss on the sale, taxable exchange or other taxable disposition of our Common Stock. Any such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder’s holding period for the Common Stock so disposed of exceeds one year. The amount of gain or loss recognized will generally be equal to the difference between (1) the sum of the amount of cash and the fair market value of any property received in such disposition and (2) the U.S. Holder’s adjusted tax basis in its Common Stock so disposed of. A U.S. Holder’s adjusted tax basis in its Common Stock will generally equal the U.S. Holder’s acquisition cost for such Common Stock (or, in the case of Common Stock received upon exercise of a warrant, the U.S. Holder’s initial basis for such Common Stock, as discussed below), less any prior distributions treated as a return of capital. Long-term capital gains recognized by non-corporate U.S. Holders are generally eligible for reduced rates of tax. If the U.S. Holder’s holding period for the Common Stock so disposed of is one year or less, any gain on a sale or other taxable disposition of the shares would be subject to short-term capital gain treatment and would be taxed at ordinary income tax rates. The deductibility of capital losses is subject to limitations.

Exercise of a Warrant

Except as discussed below with respect to the cashless exercise of a warrant, a U.S. Holder generally will not recognize taxable gain or loss upon exercise of a warrant for cash. The U.S. Holder’s initial tax basis in the share of our Common Stock received upon exercise of the warrant will generally be an amount equal to the sum of the U.S. Holder’s acquisition cost of the warrant and the exercise price of such warrant. It is unclear whether a U.S. Holder’s holding period for the Common Stock received upon exercise of the warrant would commence on the date of exercise of the warrant or the day following the date of exercise of the warrant; however, in either case the holding period will not include the period during which the U.S. Holder held the warrants.

In certain circumstances, the warrants may be exercised on a cashless basis. The U.S. federal income tax treatment of an exercise of a warrant on a cashless basis is not clear, and could differ from the consequences described above. It is possible that a cashless exercise could be a taxable event. U.S. holders are urged to consult their tax advisors as to the consequences of an exercise of a warrant on a cashless basis, including with respect to their holding period and tax basis in the Common Stock received upon exercise of the warrant.

Sale, Exchange, Redemption or Expiration of a Warrant

Upon a sale, exchange (other than by exercise), redemption, or expiration of a warrant, a U.S. Holder will recognize taxable gain or loss in an amount equal to the difference between (1) the amount realized upon such disposition or expiration and (2) the U.S. Holder’s adjusted tax basis in the warrant. A U.S. Holder’s adjusted tax basis in its warrants will generally equal the U.S. Holder’s acquisition cost, increased by the amount of any constructive distributions included in income by such U.S. Holder (as described below under “U.S. Holders—Possible Constructive Distributions”). Such gain or loss generally will be treated as long-term capital gain or loss if the warrant is held by the U.S. Holder for more than one year at the time of such disposition or expiration.

If a warrant is allowed to lapse unexercised, a U.S. Holder will generally recognize a capital loss equal to such holder’s adjusted tax basis in the warrant. Any such loss generally will be a capital loss and will be long-term capital loss if the warrant is held for more than one year. Because the term of the warrants is more than one year, a U.S. Holder’s capital loss will be treated as a long-term capital loss. The deductibility of capital losses is subject to certain limitations.

Possible Constructive Distributions

The terms of each warrant provide for an adjustment to the number of shares of Common Stock for which the warrant may be exercised or to the exercise price of the warrant in certain events, as discussed in the section of this prospectus entitled “Description of our Securities—warrants—Public Stockholders’ warrants.” An adjustment which has the effect of preventing dilution generally should not be a taxable event. Nevertheless, a U.S. Holder of warrants would be treated as receiving a constructive distribution from us if, for example, the adjustment increases the holder’s proportionate interest in our assets or earnings and profits (e.g., through an increase in the number of shares of Common Stock that would be obtained upon exercise or an adjustment to the exercise price of the warrant) as a result of a distribution of cash to the holders of shares of our Common Stock which is taxable to such holders as a distribution. Such constructive distribution would be subject to tax as described above under “U.S. Holders—Taxation of Distributions” in the same manner as if such U.S. Holder received a cash distribution from us on Common Stock equal to the fair market value of such increased interest.

Information Reporting and Backup Withholding.

In general, information reporting requirements may apply to dividends paid to a U.S. Holder and to the proceeds of the sale or other disposition of our shares of Common Stock and warrants, unless the U.S. Holder is an exempt recipient. Backup withholding may apply to such payments if the U.S. Holder fails to provide a taxpayer identification number (or furnishes an incorrect taxpayer identification number) or a certification of exempt status, or has been notified by the IRS that it is subject to backup withholding (and such notification has not been withdrawn).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided the required information is timely furnished to the IRS. Taxpayers should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

Tax Considerations Applicable to Non-U.S. Holders

Taxation of Distributions

In general, any distributions (including constructive distributions) we make to a non-U.S. Holder of shares on our Common Stock, to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes and, provided such dividends are not effectively connected with the non-U.S. Holder’s conduct of a trade or business within the United States, we will be required to withhold tax from the gross amount of the dividend at a rate of 30%, unless such non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E, as applicable). In the case of any constructive dividend (as described below under “Non-U.S. Holders—Possible Constructive Distributions”), it is possible that this tax would be withheld from any amount owed to a non-U.S. Holder by the applicable withholding agent, including cash distributions on other property or sale proceeds from warrants or other property subsequently paid or credited to such holder. Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the non-U.S. Holder’s adjusted tax basis in its shares of our Common Stock and, to the extent such distribution exceeds the non-U.S. Holder’s adjusted tax basis, as gain realized from the sale or other disposition of the Common Stock, which will be treated as described under “Non-U.S. Holders—Gain on Sale, Taxable Exchange or Other Taxable Disposition of Common Stock and warrants” below. In addition, if we determine that we are likely to be classified as a “United States real property holding corporation” (see the section entitled “Non-U.S. Holders—Gain on Sale, Exchange or Other Taxable Disposition of Common Stock and warrants” below), we will withhold 15% of any distribution that exceeds our current and accumulated earnings and profits.

Dividends we pay to a non-U.S. Holder that are effectively connected with such non-U.S. Holder’s conduct of a trade or business within the United States (or if a tax treaty applies are attributable to a U.S. permanent establishment or fixed base maintained by the non-U.S. Holder) will generally not be subject to U.S. withholding tax, provided such non-U.S. Holder complies with certain certification and disclosure requirements (generally by providing an IRS Form W-8ECI). Instead, such dividends generally will be subject to U.S. federal income tax, net of certain deductions, at the same individual or corporate rates applicable to U.S. Holders. If the non-U.S. Holder is a corporation, dividends that are effectively connected income may also be subject to a “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

Exercise of a Warrant

The U.S. federal income tax treatment of a non-U.S. Holder’s exercise of a warrant will generally correspond to the U.S. federal income tax treatment of the exercise of a warrant by a U.S. Holder, as described under “U.S. Holders—Exercise of a warrant” above, although to the extent a cashless exercise results in a taxable exchange, the tax consequences to the non-U.S. Holder would be the same as those described below in “Non-U.S. Holders—Gain on Sale, Exchange or Other Taxable Disposition of Common Stock and warrants.”

Gain on Sale, Exchange or Other Taxable Disposition of Common Stock and Warrants

A non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax in respect of gain recognized on a sale, taxable exchange or other taxable disposition of our Common Stock or warrants or an expiration or redemption of our warrants, unless:

•

the gain is effectively connected with the conduct of a trade or business by the non-U.S. Holder within the United States (and, if an applicable tax treaty so requires, is attributable to a U.S. permanent establishment or fixed base maintained by the non-U.S. Holder);

•	the non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

•

we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. Holder held our Common Stock or warrants and, in the case where shares of our Common Stock are regularly traded on an established securities market, (i) the non-U.S. Holder is disposing of our Common Stock and has owned, directly or constructively, more than 5% of our Common Stock at any time within the shorter of the five-year period preceding the disposition or such Non-U.S. Holder’s holding period for the shares of our Common Stock or (ii), in the case where our warrants are regularly traded on an established securities market, the non-U.S. Holder is disposing of our warrants and has owned, directly or constructively, more than 5% of our warrants at any time within the within the shorter of the five-year period preceding the disposition or such Non-U.S. Holder’s holding period for the shares of our warrants. There can be no assurance that our Common Stock will be treated as regularly traded or not regularly traded on an established securities market for this purpose.

Gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates as if the non-U.S. Holder were a U.S. resident. Any gains described in the first bullet point above of a non-U.S. Holder that is a foreign corporation may also be subject to an additional “branch profits tax” at a 30% rate (or lower applicable treaty rate). Gain described in the second bullet point above will generally be subject to a flat 30% U.S. federal income tax. Non-U.S. Holders are urged to consult their tax advisors regarding possible eligibility for benefits under income tax treaties.

If the third bullet point above applies to a non-U.S. Holder and applicable exceptions are not available, gain recognized by such holder on the sale, exchange or other disposition of our Common Stock or warrants, as applicable, will be subject to tax at generally applicable U.S. federal income tax rates. In addition, a buyer of our Common Stock or warrants from such holder may be required to withhold U.S. income tax at a rate of 15% of the amount realized upon such disposition. We will be classified as a United States real property holding corporation if the fair market value of our “United States real property interests” equals or exceeds 50% of the sum of the fair market value of our worldwide real property interests plus our other assets used or held for use in a trade or business, as determined for U.S. federal income tax purposes. We do not believe we currently are or will become a United States real property holding corporation, however there can be no assurance in this regard. Non-U.S. Holders are urged to consult their tax advisors regarding the application of these rules.

Possible Constructive Distributions

The terms of each warrant provide for an adjustment to the number of shares of Common Stock for which the warrant may be exercised or to the exercise price of the warrant in certain events, as discussed in the section entitled “Description of our Securities—Warrants—Public Stockholders’ Warrants.” An adjustment which has the effect of preventing dilution generally should not be a taxable event. Nevertheless, a non-U.S. Holder of warrants would be treated as receiving a constructive distribution from us if, for example, the adjustment increases the holder’s proportionate interest in our assets or earnings and profits (e.g., through an increase in the number of shares of Common Stock that would be obtained upon exercise or an adjustment to the exercise price of the warrant) as a result of a distribution of cash to the holders of shares of our Common Stock which is taxable to such holders as a distribution. A non-U.S. Holder would be subject to U.S. federal income tax withholding as described above under “Non-U.S. Holders—Taxation of Distributions” under that section in the same manner as if such non-U.S. Holder received a cash distribution from us on Common Stock equal to the fair market value of such increased interest.

Foreign Account Tax Compliance Act

Provisions of the Code and Treasury Regulations and administrative guidance promulgated thereunder commonly referred as the “Foreign Account Tax Compliance Act” (“FATCA”) generally impose withholding at a rate of 30% in certain circumstances on dividends (including constructive dividends) in respect of our securities which are held by or through certain foreign financial institutions (including investment funds), unless any such institution (1) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (2) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which our securities are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of our securities held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exceptions will generally be subject to withholding at a rate of 30%, unless such entity either (1) certifies to us or the applicable withholding agent that such entity does not have any “substantial United States owners” or (2) provides certain information regarding the entity’s “substantial United States owners,” which will in turn be provided to the U.S. Department of Treasury. Withholding under FATCA was scheduled to apply to payments of gross proceeds from the sale or other disposition of property that produces U.S.-source interest or dividends, however, the IRS released proposed regulations that, if finalized in their proposed form, would eliminate the obligation to withhold on such gross proceeds. Although these proposed Treasury Regulations are not final, taxpayers generally may rely on them until final Treasury Regulations are issued. Prospective investors should consult their tax advisors regarding the possible implications of FATCA on their investment in our securities.

Information Reporting and Backup Withholding.

Information returns will be filed with the IRS in connection with payments of dividends and the proceeds from a sale or other disposition of our Common Stock and warrants. A non-U.S. Holder may have to comply with certification procedures to establish that it is not a United States person in order to avoid information reporting and backup withholding requirements. The certification procedures required to claim a reduced rate of withholding under a treaty generally will satisfy the certification requirements necessary to avoid the backup withholding as well. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a non-U.S. Holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

PLAN OF DISTRIBUTION

We are registering the issuance by us of an aggregate of up to 21,320,000 shares of our Common Stock consisting of (i) 7,520,000 shares of Common Stock issuable upon exercise of the private warrants by the holders thereof and (ii) 13,800,000 shares of Common Stock issuable upon exercise of the public warrants by the holders thereof. We are registering the resale by the selling securityholders named in this prospectus, or their permitted transferees, an aggregate up to 57,538,996 shares of Common Stock consisting of (a) 3,695,000 shares of Common Stock issued in a private placement pursuant to subscription agreements entered into in connection with the Business Combination (as defined herein), (b) 7,520,000 shares of Common Stock issuable upon exercise of the private warrants, (c) 6,900,000 shares of common stock (the “Founder Shares”) originally issued in a private placement to CITIC Capital Acquisition LLC in connection with the IPO of CCAC, (d) 34,422,480 shares of Common Stock pursuant to the Amended and Restated Registration Rights Agreement, (e) 197,875 held by Tomoyuki Izuhara pursuant to the exercise of options to purchase Common Stock, and (f) 4,803,641 shares of Common Stock issued pursuant to the Share Issuance Agreements.

We are required to pay all fees and expenses incident to the registration of the securities to be offered and sold pursuant to this prospectus. The selling securityholders will bear all commissions and discounts, if any, attributable to their sale of securities.

We will not receive any of the proceeds from the sale of the securities by the selling securityholders. We will receive proceeds from warrants exercised in the event that such warrants are exercised for cash. The aggregate proceeds to the selling securityholders will be the purchase price of the securities less any discounts and commissions borne by the selling securityholders.

The shares of Common Stock beneficially owned by the selling securityholders covered by this prospectus may be offered and sold from time to time by the selling securityholders. The term “selling securityholders” includes donees, pledgees, transferees or other successors in interest selling securities received after the date of this prospectus from a selling securityholder as a gift, pledge, partnership distribution or other transfer. The selling securityholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. The selling securityholders may sell their securities by one or more of, or a combination of, the following methods:

•	purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	an over-the-counter distribution in accordance with the rules of NYSE;

•

through trading plans entered into by a selling securityholder pursuant to Rule 10b5-1 under the Exchange Act, that are in place at the time of an offering pursuant to this prospectus and any applicable prospectus supplement hereto that provide for periodic sales of their securities on the basis of parameters described in such trading plans;

•	short sales;

•	distribution to employees, members, limited partners or stockholders of the selling securityholders;

•	through the writing or settlement of options or other hedging transaction, whether through an options exchange or otherwise;

•	by pledge to secured debts and other obligations;

•	delayed delivery arrangements;

•	to or through underwriters or broker-dealers;

•

in “at the market” offerings, as defined in Rule 415 under the Securities Act, at negotiated prices, at prices prevailing at the time of sale or at prices related to such prevailing market prices, including sales made directly on a national securities exchange or sales made through a market maker other than on an exchange or other similar offerings through sales agents;

•	in privately negotiated transactions;

•	in options transactions;

•	through a combination of any of the above methods of sale; or

•	any other method permitted pursuant to applicable law.

In addition, any securities that qualify for sale pursuant to Rule 144 or another exemption from registration under the Securities Act or other such exemption may be sold under Rule 144 rather than pursuant to this prospectus.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In connection with distributions of the securities or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the securities in the course of hedging the positions they assume with selling securityholders. The selling securityholders may also sell the securities short and redeliver the securities to close out such short positions. The selling securityholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling securityholders may also pledge securities to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged securities pursuant to this prospectus (as supplemented or amended to reflect such transaction).

In effecting sales, broker-dealers or agents engaged by the selling securityholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling securityholders in amounts to be negotiated immediately prior to the sale.

In offering the securities covered by this prospectus, the selling securityholders and any broker-dealers who execute sales for the selling securityholders may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. Any profits realized by the selling securityholders and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions.

In order to comply with the securities laws of certain states, if applicable, the securities must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

We have advised the selling securityholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of securities in the market and to the activities of the selling securityholders and their affiliates. In addition, we will make copies of this prospectus available to the selling securityholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling securityholders may indemnify any broker-dealer that participates in transactions involving the sale of the securities against certain liabilities, including liabilities arising under the Securities Act.

At the time a particular offer of securities is made, if required, a prospectus supplement will be distributed that will set forth the number of securities being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

A holder of warrants may exercise its warrants in accordance with the warrant agreement on or before the expiration date set forth therein by surrendering, at the office of the warrant agent, Continental Stock Transfer & Trust Company, the certificate evidencing such warrant, with the form of election to purchase set forth thereon, properly completed and duly executed, accompanied by full payment of the exercise price and any and all applicable taxes due in connection with the exercise of the warrant, subject to any applicable provisions relating to cashless exercises in accordance with the warrant agreement.

LEGAL MATTERS

The validity of any securities offered by this prospectus will be passed upon for us by Cooley LLP.

EXPERTS

The financial statements of CITIC Capital Acquisition Corp. as and for the years ended December 31, 2021 and 2020 appearing in this prospectus have been audited by WithumSmith+Brown, PC, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere in this prospectus, and are included in reliance on such report given on the authority of such firm as experts in accounting and auditing.

The audited financial statements of Quanergy Perception Technologies, Inc. (formerly Quanergy Systems, Inc.) included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On February 8, 2022, our Board approved the engagement of Grant Thornton LLP (“Grant Thornton”) as our independent registered public accounting firm to audit our consolidated financial statements for the year ending December 31, 2022. Grant Thornton served as the independent registered public accounting firm of Legacy Quanergy prior to the Business Combination. Accordingly, WithumSmith+Brown, PC (“Withum”), the Company’s independent registered public accounting firm prior to the Business Combination, was informed on February 8, 2022 that it would be dismissed effective following the completion of the Company’s audit for the year ended December 31, 2021, which consists only of the accounts of CCAC prior to the Business Combination, and replaced by Grant Thornton as our independent registered public accounting firm. On March 31, 2022, following the completion of CCAC’s audit for the year ended December 31, 2021, Withum was dismissed as our independent registered public accounting firm.

Withum’s report on the Company’s balance sheets as of December 31, 2021 and 2020, the related statements of operations, changes in shareholders’ equity (deficit) and cash flows for the years ended December 31, 2021 and 2020, and the related notes to the financial statements (collectively, the “financial statements”) did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

During the period from September 9, 2019 (inception) to December 31, 2021 and the subsequent interim period through March 31, 2022, there were no: (i) disagreements with Withum on any matter of accounting principles or practices, financial statement disclosures or audited scope or procedures, which disagreements if not resolved to Withum’s satisfaction would have caused Withum to make reference to the subject matter of the disagreement in connection with its report or (ii) reportable events as defined in Item 304(a)(1)(v) of Regulation S-K under the Exchange Act.

During the period from September 9, 2019 (inception) to December 31, 2021, and the interim period through March 31, 2022, the Company did not consult Grant Thornton with respect to either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s financial statements, and no written report or oral advice was provided to the Company by Grant Thornton that Grant Thornton concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement, as that term is described in Item 304(a)(1)(iv) of Regulation S-K under the Exchange Act and the related instructions to Item 304 of Regulation S-K under the Exchange Act, or a reportable event, as that term is defined in Item 304(a)(1)(v) of Regulation S-K under the Exchange Act.

We provided Withum with a copy of the disclosures made by us in response to Item 304(a) of Regulation S-K under the Exchange Act, and requested that Withum furnish us with a letter addressed to the SEC stating whether it agrees with the statements made by us in response to Item 304(a) of Regulation S-K under the Exchange Act and, if not, stating the respects in which it does not agree. A letter from Withum is attached hereto as Exhibit 16.1.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the securities being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to Quanergy and the securities offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference. You can read our SEC filings, including the registration statement, over the internet at the SEC’s website at www.sec.gov.

We are subject to the information reporting requirements of the Exchange Act, and we file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for review at the SEC’s website at www.sec.gov. We also maintain a website at www. Quanergy.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus.

Report of Independent Registered Public Accounting Firm

To the Stockholders of

Quanergy Systems, Inc. (f/k/a CITIC Capital Acquisition Corp.)

Opinion on the Financial Statements

We have audited the accompanying balance sheets of CITIC Capital Acquisition Corp. (the “Company”) as of December 31, 2021 and 2020, the related statements of operations, changes in shareholders’ equity (deficit) and cash flows for the years then ended. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for years ended December 31, 2021 and 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WithumSmith+Brown, PC

We have served as the Company’s auditor since 2019.

New York, New York

March 31, 2022

PCAOB ID Number 100

CITIC CAPITAL ACQUISITION CORP.

BALANCE SHEETS

	December 31 2021	December 31, 2020
Assets:
Cash	$31,344	$981,606
Prepaid expenses	47,048	16,589

Total current assets	78,392	998,195
Investments held in Trust Account	277,873,665	277,845,876
Deferred offering costs	4,000,159	—

Total Assets	$281,952,216	$278,844,071

Liabilities, Class A Ordinary Shares Subject To Possible Redemption And Shareholders’ Deficit
Liabilities:
Accounts payable and accrued expenses	$3,268,175	$28,509
Due to related parties	1,659,679	55,931
Total current liabilities	4,927,854	84,440
Deferred underwriting commissions	9,660,000	9,660,000
Warrant liability	17,316,319	36,620,000

Total liabilities	31,904,173	46,364,440

Commitments and Contingencies
Class A ordinary shares subject to possible redemption, $0.0001 par value; 27,600,000 shares (at redemption value of $10.00 per share) at December 31, 2021 and December 31, 2020	276,000,000	276,000,000
Shareholders’ deficit:
Preferred shares, $0.0001 par value; 1,000,000 shares authorized; no shares issued and outstanding	—	—
Class A ordinary shares, $0.0001 par value, 200,000,000 shares authorized, 0 shares (excluding 27,600,000 shares subject to possible redemption) issued and outstanding at December 31, 2021 and December 31, 2020	—	—
Class B ordinary shares, $0.0001 par value, 20,000,000 shares authorized, 6,900,000 shares issued and outstanding at December 31, 2021 and December 31, 2020	690	690
Additional paid-in capital	—	—
Accumulated deficit	(25,952,647)	(43,521,059)

Total shareholders’ deficit	(25,951,957)	(43,520,369)

Total Liabilities, Class A Ordinary Shares Subject to Possible Redemption and Shareholders’ Deficit	$281,952,216	$278,844,071

The accompanying notes are an integral part of the financial statements.

CITIC CAPITAL ACQUISITION CORP.

STATEMENTS OF OPERATIONS

	For the Year Ended December 31
	2021	2020
General and administrative expenses	$5,763,217	$562,220

Loss from operations	(5,763,217)	(562,220)
Other income (expenses):
Interest income and realized gain from sale from investments held in Trust Account	27,789	1,845,877
Warrant issuance costs	—	(1,044,453)
Excess of the fair value of private placement warrants over the cash received	—	(2,932,800)
Unrealized gain (loss) on fair value changes of warrants	23,303,840	(7,813,200)

Net income (loss)	$17,568,412	$(10,506,796)

Weighted average shares outstanding of Class A ordinary shares, basic and diluted	27,600,000	24,348,493

Basic and diluted net income (loss) per ordinary share, Class A	$0.51	$(0.34)

Weighted average shares outstanding of Class B ordinary shares, basic and diluted	6,900,000	6,900,000

Basic and diluted net income (loss) per ordinary share, Class B	$0.51	$(0.34)

The accompanying notes are an integral part of the financial statements.

CITIC CAPITAL ACQUISITION CORP.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

	Ordinary Shares Class B		Additional Paid-In Capital	Accumulated Deficit	Shareholders’ Equity (Deficit)
	Shares	Amount
Balance as of December 31, 2019	6,900,000	$690	$24,310	$(22,966)	$2,034

Accretion for Class A ordinary shares to redemption amount	—	—	(24,310)	(32,991,297)	(33,015,607)
Net loss	—	—	—	(10,506,796)	(10,506,796)

Balance as of December 31, 2020	6,900,000	$690	$—	$(43,521,059)	$(43,520,369)
Net income	—	—	—	17,568,412	17,568,412

Balance as of December 31, 2021	6,900,000	$690	$—	$(25,952,647)	$(25,951,957)

The accompanying notes are an integral part of the financial statements.

CITIC CAPITAL ACQUISITION CORP.

STATEMENTS OF CASH FLOWS

	For the Year Ended December 31
	2021	2020
Cash flows from Operating Activities:
Net income (loss)	$17,568,412	$(10,506,796)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Interest earned on investment held in Trust Account	(27,789)	—
Excess of the fair value of private placement warrants over the cash received	—	2,932,800
Warrant issuance costs	—	1,044,453
Realized gain and interest earned on investment held in Trust Account	—	(1,845,876)
Unrealized (gain)/loss on fair value changes of warrants	(23,303,840)	7,813,200
Changes in current assets and current liabilities:
Prepaid expenses and other expenses	(30,459)	(16,589)
Accrued offering costs and expenses	3,239,666	28,509
Due to related party	1,603,748	10,080

Net cash used in operating activities	(950,262)	(540,219)
Cash Flows from Investing Activities:
Cash deposited into Trust Account	—	(276,000,000)

Net cash used in investing activities	—	(276,000,000)
Cash flows from Financing Activities:
Proceeds from Initial Public Offering, net of underwriters’ fees	—	276,000,000
Proceeds from private placement	—	7,520,000
Repayment of Sponsor loan	—	(300,000)
Payments of offering costs	—	(5,998,175)

Net cash provided by financing activities	—	277,221,825
Net Change in Cash	(950,262)	681,606
Cash - Beginning	981,606	300,000

Cash - Ending	$31,344	$981,606

Supplemental Disclosure of Non-cash Financing Activities:
Deferred underwriting fee payable	$—	$9,660,000

Deferred offering costs GEM warrant	$4,000,159	$—

The accompanying notes are an integral part of the financial statements.

CITIC CAPITAL ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021

Note 1-Description of Organization and Business Operations

Organization and General

CITIC Capital Acquisition Corp. (the “Company”) was incorporated as a Cayman Islands exempted company on September 9, 2019. The Company was incorporated for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). Although the Company is not limited to a particular industry or sector for purposes of consummating a Business Combination, the Company intends to focus its search on the energy efficiency, clean technology and sustainability sectors. The Company is an emerging growth company and, as such, the Company is subject to all of the risks associated with emerging growth companies.

As of December 31, 2021, the Company had not commenced any operations. All activity through December 31, 2021 relates to the Company’s formation, the initial public offering described below, and, since the completion of the Initial Public Offering (“IPO”) as defined below, searching for a target to consummate a Business Combination and merger related expenses. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the IPO and will recognize changes in the fair value of warrant liability as other income (expense).

The Company’s sponsor is CITIC Capital Acquisition LLC, a Cayman Islands limited liability company (the “Sponsor”).

Merger

On June 21, 2021, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, CITIC Capital Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of the Company (“Merger Sub”), and Quanergy Systems, Inc., a Delaware corporation (“Quanergy”).

At the closing of the transactions contemplated by the Merger Agreement (the “Closing”), upon the terms and subject to the conditions of the Merger Agreement, in accordance with the Delaware General Corporation Law, as amended (the “DGCL”), Merger Sub was merged with and into Quanergy, the separate corporate existence of Merger Sub ceased and Quanergy was the surviving corporation and a wholly owned subsidiary of the Company (the “Merger”); as a result of the Merger, among other things, in the aggregate, a number of the Company’s ordinary shares (or a number of the Company’s common shares after its Domestication (as defined below), the “Quanergy PubCo common share”) equal to the quotient obtained by dividing (x) $970,000,000 by (y) $10.00 will be issued or issuable to holders of outstanding Quanergy capital stock, including any shares of Quanergy capital stock issued or issuable pursuant to exercise or conversion of any warrants or convertible notes, and Quanergy equity awards, calculated using the treasury stock method of accounting; and upon the effective time of the Merger (the “Effective Time”), the Company immediately was renamed “Quanergy Systems, Inc.”

The Agreement contains customary representations and warranties, covenants, closing conditions, termination fee provisions and other terms relating to the initial Business Combination and the other transactions contemplated thereby.

The Merger Agreement is subject to the satisfaction or waiver of certain customary closing conditions, including, among others, (i) approval of the Business Combination and related agreements and transactions by the respective shareholders of the Company and Quanergy, (ii) effectiveness of the proxy / registration statement on

Form S-4 to be filed by the Company in connection with the Business Combination, (iii) expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and the achievement of CFIUS clearance (as contemplated by the Merger Agreement), (iv) receipt of approval for listing on the NYSE of the Quanergy PubCo common shares to be issued in connection with the Merger, (v) that after redemption, the Company’s net tangible assets shall be no less than $5,000,001 upon Closing and (vi) the absence of certain injunctions.

Other conditions to Quanergy’s obligations to consummate the Merger include, among others, that as of the Closing, (i) the Company’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware (the “Domestication”), and (ii) the amount of cash available in (x) the Trust Account, following the extraordinary general meeting, into which substantially all of the proceeds of the Company’s initial public offering and private placements of its warrants have been deposited for the benefit of the Company, certain of its public shareholders and the underwriters of the Company’s initial public offering, after deducting the amount required to satisfy the Company’s obligations to its shareholders (if any) that exercise their rights to redeem their Class A Ordinary Shares pursuant to the Companies Act (as revised) of the Cayman Islands the Company’s Amended and Restated Memorandum and Articles of Association ( the “Cayman Constitutional Documents”) (the “Trust Amount”) plus (y) the PIPE Investment (as defined below), is at least equal to $175,000,000.

The Company has entered into subscription agreements (the “Subscription Agreements”) with certain institutional and accredited investors, including, among others, certain existing equityholders of Quanergy (the “PIPE Investors”), pursuant to which the PIPE Investors agreed to purchase, in the aggregate, 4,000,000 shares of Quanergy PubCo common shares at $10.00 per share for an aggregate commitment amount of $40 million (the “PIPE Investment Amount”).

On February 8, 2022 (the “Closing Date”), the Company consummated the previously announced merger (the “Closing”) pursuant to the Merger Agreement, by and among the Company and Quanergy Systems, Inc., a Delaware corporation (when referred to in its pre-Business Combination (as defined below) capacity, “Legacy Quanergy”). On January 28, 2022, Legacy Quanergy changed its corporate name to Quanergy Perception Technologies, Inc. The Company’s shareholders approved the business combination (the “Business Combination”) and the change of the Company’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware by deregistering as an exempted company in the Cayman Islands and domesticating and continuing as a corporation formed under the laws of the State of Delaware (the “Domestication”) at an extraordinary general meeting of stockholders held on January 31, 2022 (the “Special Meeting”). In connection with the Special Meeting and the Business Combination, holders of 26,867,796 of the Company’s Class A ordinary shares (“Class A Ordinary Shares”), or approximately 97.3% of the shares with redemption rights, exercised their right to redeem their shares for cash at a redemption price of approximately $10.07 per share, for an aggregate redemption amount of $270,503,771. On February 8, 2022, holders of 600,000 of the Company’s Class A ordinary shares (“Class A Ordinary Shares”), or approximately 2.2% of the shares with redemption rights, reversed their prior redemptions, resulting in $6,040,773 being returned to the trust account established at the consummation of the Company’s initial public offering prior to the Closing.

On the Closing Date, purchasers subscribed to purchase from the Company an aggregate of 3,650,000 shares of the Company’s Common Stock (the “PIPE Shares”), for a purchase price of $10.00 per share and an aggregate purchase price of $36,500,000, pursuant to separate subscription agreements (each, a “Subscription Agreement”). The sale of PIPE Shares was consummated substantially concurrently with the Closing.

Financing

The registration statement for the Company’s Initial Public Offering (as defined below) was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on February 10, 2020. On February 13, 2020, the Company consummated its Initial Public Offering (the “Initial Public Offering”) of 27,600,000 units (each, a “Unit” and collectively, the “Units”), including 3,600,000 Units issued pursuant to the exercise in full of the underwriters’ over-allotment option, at $10.00 per Unit, generating gross proceeds of $276 million, and incurring offering costs of approximately $15.70 million, inclusive of $9.66 million in deferred underwriting commissions (Note 3). The Company intends to finance its initial Business Combination with the proceeds from the Initial Public Offering and a $7.52 million private placement of warrants (the “Private Placement Warrants”) (Note 4). Upon the closing of the Initial Public Offering and the Private Placement, $276 million was held in a trust account (discussed below). As of December 31, 2021, the Company had approximately $31,344 in cash held outside of the trust account (discussed below).

Trust Account

Upon the closing of the Initial Public Offering, $276 million ($10.00 per Unit) of the net proceeds of the sale of the Units in the Initial Public Offering, including the proceeds of the Private Placement Warrants, was held in a trust account (the “Trust Account”), located in the United States at J.P. Morgan Chase Bank, N.A., with Continental Stock Transfer & Trust Company acting as trustee, and invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, of 1940, as amended (the “Investment Company Act”) having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations, until the earlier of: (i) the completion of a Business Combination or (ii) the distribution of the Trust Account as described below.

Initial Business Combination

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. The Company must complete an initial Business Combination with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (excluding the amount of any deferred underwriting discount held in the Trust Account) at the time of the agreement to enter into the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act.

The Company provided its holders (the “Public Shareholders”) of its Class A ordinary shares, par value $0.0001, sold in the Initial Public Offering (the “Public Shares”), with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination. In connection with an extraordinary general meeting of stockholders held on January 31, 2022 (the “Special Meeting”) and the Business Combination, holders of 26,867,796 of the Company’s Class A ordinary shares, or approximately 97.3% of the shares with redemption rights, exercised their right to redeem their shares for cash at a redemption price of approximately $10.07 per share, for an aggregate redemption amount of $270,503,771. On February 8, 2022, holders of 600,000 of the Company’s Class A ordinary shares, or approximately 2.2% of the shares with redemption rights, reversed their prior redemptions, resulting in $6,040,773 being returned to the trust account established at the consummation of the Company’s IPO prior to the Closing. The per-share amount to be distributed to Public Shareholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 4). These Public Shares were classified as temporary equity upon the completion of the Initial Public Offering in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.”

The Company’s Sponsor, officers and directors (the “initial shareholders”) have agreed, pursuant to a written agreement with the Company, that they will not propose any amendment to the Amended and Restated Memorandum and Articles of Association (A) to modify the substance or timing of the Company’s obligation to allow redemption in connection with the initial Business Combination or to redeem 100% of its Public Shares if the Company does not complete a Business Combination within 24 months from the closing of the Initial Public Offering (the “Combination Period”), which is February 13, 2022, or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial Business Combination activity, unless the Company provides the Public Shareholders with the opportunity to redeem their Class A ordinary shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes, divided by the number of then outstanding public shares.

The Company had 24 months (until February 13, 2022) from the closing of the Initial Public Offering to complete its initial Business Combination. On February 8, 2022, the Business Combination with Quanergy was closed, see detail above in Note 1 Merger section.

Liquidity

As of December 31, 2021 and 2020, the Company had cash outside the Trust Account of $31,344 and $981,606 available for working capital needs. All cash and securities held in the Trust Account are generally unavailable for the Company’s use, prior to an initial Business Combination, and are restricted for use either in a Business Combination or to redeem ordinary shares. As of December 31, 2021, none of the amount in the Trust Account was available to be withdrawn as described above.

Through December 31, 2021, the Company’s liquidity needs were satisfied through receipt of $25,000 from the sale of the Founder Shares, advances from the Sponsor in an aggregate amount of $300,000 which were repaid upon the Initial Public Offering (as described in Note 3), the remaining net proceeds from the Initial Public Offering and Private Placement (as described in Note 3 and 4) and the amount due to related parties of $1,659,679(as described in Note 4).

On June 21, 2021, the Company has entered into the Subscription Agreements with PIPE Investors, pursuant to which the PIPE Investors agreed to purchase, in the aggregate, 4,000,000 shares of Quanergy PubCo common shares at $10.00 per share for an aggregate commitment amount of $40 million. The PIPE Investment Amounts will be used to pay the expenses related to the Business Combination with Quanergy. On February 8, 2022, the Business Combination with Quanergy was closed. Based on the foregoing, management believes that the surviving corporation will have sufficient working capital and borrowing capacity to meet its needs through one year from this filing.

Note 2-Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Company are presented in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the SEC.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt-out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt-out is irrevocable. The Company has elected not to opt-out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make the comparison of the Company’s financial statement with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of these financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statement, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. One of the more significant accounting estimates included in these financial statements is the determination of the fair value of the warrant liability. Such estimates may be subject to change as more current information becomes available and accordingly the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2021 and December 31, 2020.

Investments Held in Trust Account

At December 31, 2021 and December 31, 2020, the assets held in the Trust Account were held in money market funds. The Company’s portfolio of investments held in the Trust Account is comprised of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, investments in money market funds that invest in U.S. government securities, cash, or a combination thereof. The Company’s investments held in the Trust Account are classified as trading securities. Trading securities are presented on the balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities is included in gain on Investments Held in Trust Account in the accompanying statement of operations. The estimated fair values of investments held in the Trust Account are determined using available market information.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (SAB) Topic 5A-“Expenses of Offering”. Offering costs consist of legal, accounting, underwriting fees and other costs that are directly related to the Initial Public Offering and subsequent offerings. Offering costs amounting to

$1,044,453 were allocated to public warrants and expensed, offering costs amounting to $14,661,607 were charged to temporary equity upon the completion of the Initial Public Offering. Immediately upon the closing of the Initial Public Offering, the Company recognized the accretion from initial book value to redemption value, which resulted in charges against additional paid-in capital (to the extent available) and accumulated deficit. As of December 31, 2021, $4,000,158 of deferred offering costs are presented on the balance sheet related to the fair value of the GEM Warrants (see Note 3).

Class A Ordinary Shares Subject to Possible Redemption

The Company accounts for its Class A ordinary shares subject to possible redemption in accordance with the guidance in ASC Topic 480 “ Distinguishing Liabilities from Equity.” Class A ordinary shares subject to mandatory redemption (if any) are classified as liability instruments and are measured at fair value. Conditionally redeemable Class A ordinary shares (including Class A ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, Class A ordinary shares are classified as shareholders’ equity. The Company’s Class A ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, as of December 31, 2021 and December 31, 2020, 27,600,000 Class A ordinary shares subject to possible redemption were presented as temporary equity, outside of the shareholders’ deficit section of the Company’s balance sheets respectively.

Immediately upon the closing of the Initial Public Offering, the Company recognized the accretion from initial book value to redemption value, which resulted in charges against additional paid-in capital (to the extent available) and accumulated deficit.

Net Income (Loss) per Ordinary Share

The Company has two classes of shares, which are referred to as Class A ordinary shares and Class B ordinary shares. Earnings and losses are shared pro rata between the two classes of shares. The 14,891,667 potential ordinary shares for outstanding warrants to purchase the Company’s shares were excluded from diluted earnings per share for the year ended December 31, 2021 and 2020 because the warrants are contingently exercisable, and the contingencies have not yet been met as of December 31, 2021. As a result, diluted net income (loss) per ordinary share is the same as basic net loss per ordinary share for the periods. The table below presents a reconciliation of the numerator and denominator used to compute basic and diluted net income (loss) per share for each class of ordinary share:

	The Year Ended December 31, 2021		The Year Ended December 31, 2020
	Class A	Class B	Class A	Class B
Basic and diluted net income (loss) per ordinary share:
Numerator:
Allocation of net income (loss)	$14,054,730	$3,513,682	$(8,186,784)	$(2,320,012)
Denominator:
Weighted average shares outstanding	27,600,000	6,900,000	24,348,493	6,900,000
Basic and diluted net income (loss) per ordinary share	$0.51	$0.51	$(0.34)	$(0.34)

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC 740, “Income Taxes” (“ASC 740”). ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. There were no unrecognized tax benefits as of December 31, 2021 and December 31, 2020. The Company’s management determined that the Cayman Islands is the Company’s only major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties as of December 31, 2021 and December 31, 2020. The Company is currently not aware of any issues that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

The Company is considered to be an exempted Cayman Islands company with no connection to any other taxable jurisdiction and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. As such, the Company’s tax provision was zero for the periods presented.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the federal depository insurance coverage of $250,000. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under the FASB ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the balance sheets, other than the derivative warrant liability (see Note 6).

Fair Value Measurements

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. U.S. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

•	Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•

Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•

Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

The Company’s private warrants liability and GEM warrant liability are based on a valuation models utilizing management judgment and pricing inputs from observable and unobservable markets with less volume and transaction frequency than active markets. Significant deviations from these estimates and inputs could result in a material change in fair value. See Note 6 for additional information on assets and liabilities measured at fair value.

Derivative Financial Instruments

The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC Topic 815, “Derivatives and Hedging”. Derivative instruments are recorded at fair value on the grant date and re-valued at each reporting date, with changes in the fair value reported in the statements of operations. Derivative assets and liabilities are classified on the balance sheet as current or non-current based on whether or not net-cash settlement or conversion of the instrument could be required within 12 months of the balance sheet date. The Company has determined the warrants are a derivative instrument. FASB ASC 470-20, Debt with Conversion and Other Options addresses the allocation of proceeds from the issuance of convertible debt into its equity and debt components. The Company applies this guidance to allocate IPO proceeds from the Units between Class A ordinary shares and warrants, using the residual method by allocating IPO proceeds first to fair value of the warrants and then the Class A ordinary shares.

The warrants included in the GEM Agreement (see Note 5), which entitles the GEM Investor is to purchase Quanergy PubCo common stock pursuant to the Quanergy PubCo warrant exercisable for up to 2.5% of the outstanding common stock of Quanergy on a fully diluted basis as of the closing of the Business Combination for a period of 3 years, are derivative warrants. These warrants will need to be fair valued at the time of issuance and adjusted at each reporting period.

Recent Accounting Pronouncements

In August 2020, FASB issued Accounting Standards Update (“ASU”) 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”) to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. ASU 2020-06 is effective January 1, 2024 and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on January 1, 2021. The Company is currently assessing the impact, if any, that ASU 2020-06 would have on its financial position, results of operations or cash flows.

Management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

Note 3-Initial Public Offering

On February 13, 2020, the Company sold 27,600,000 Units at a price of $10.00 per Unit, including 3,600,000 Units issued pursuant to the exercise in full of the underwriters’ over-allotment option. Each Unit consists of one Class A ordinary share, par value $0.0001 per share and one-half of one redeemable warrant (each, a “Public Warrant”). Each whole Public Warrant entitles the holder to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment.

The Company paid an underwriting discount at the closing of the Initial Public Offering of $5.52 million. An additional fee of $9.66 million was deferred and was paid upon the Company’s completion of an initial Business Combination. The deferred portion of the discount was paid to the underwriters from the amounts held in the Trust Account solely in the event the Company completes its initial Business Combination.

All of the 27,600,000 Class A ordinary shares sold as part of the Units in the IPO contain a redemption feature which allows for the redemption of such public shares in connection with the Company’s liquidation, if there is a shareholder vote or tender offer in connection with the Business Combination and in connection with certain amendments to the Company’s certificate of incorporation. In accordance with SEC guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99, redemption provisions not solely within the control of the Company require ordinary shares subject to redemption to be classified outside of permanent equity.

The Class A ordinary shares are accounted for in accordance to codified in ASC 480-10-S99. If it is probable that the equity instrument will become redeemable, the Company has the option to either accrete changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument or to recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. The Company recognizes changes in redemption value immediately as they occur. Immediately upon the closing of the IPO, the Company recognized the accretion from initial book value to redemption amount value. The change in the carrying value of redeemable ordinary shares resulted in charges against additional paid-in capital and accumulated deficit.

As of December 31, 2021, the Class A ordinary shares subject to possible redemption reflected on the balance sheet are reconciled in the following table:

Gross proceeds from IPO	$276,000,000
Less:
Proceeds allocated to Public Warrants	(18,354,000)
Ordinary share issuance costs	(14,661,607)
Plus:
Accretion of carrying value to redemption value	33,015,607

Class A ordinary shares subject to possible redemption	$276,000,000

Warrants

The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the Initial Public Offering; provided in each case that the Company has an effective registration statement under the Securities Act covering the Class A ordinary shares issuable upon exercise of the warrants and a current prospectus relating to them is available and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder (or the Company permits holders to exercise their warrants on a cashless basis under the circumstances specified in the warrant agreement). If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws. The Company is not registering the Class A ordinary shares issuable upon exercise of the warrants at this time. The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of the initial Business Combination, the Company will use its best efforts to file with the SEC and have an effective registration statement covering the Class A ordinary shares issuable upon exercise of the warrants and to maintain a current prospectus relating to those Class A ordinary shares until the warrants expire or are redeemed, as specified in the warrant agreement. If a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants is not effective by the 60th business day after the closing of the initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the Company’s Class A ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, and in the event the Company does not so elect, the Company will use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

The warrants will expire five years after February 8, 2022 or earlier upon redemption or liquidation. If (x) the Company issues additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of its initial Business Combination at an issue price or effective issue price of less than $9.20 per Class A ordinary share (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the initial shareholders or their affiliates, without taking into account any Founder Shares held by the initial shareholders or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination, and (z) the volume weighted average trading price of the Class A ordinary shares during the 10 trading day period starting on the trading day prior to the day on which the Company consummates the initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the Warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price of the Warrants will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that, so long as they are held by the Sponsor or its permitted transferees, the Private Placement Warrants (i) will not be redeemable by the Company, (ii) may not (including the Class A ordinary shares issuable upon exercise of these warrants), subject to certain limited exceptions, be transferred, assigned or sold by the holders until 30 days after the completion of the initial Business Combination, (iii) may be exercised by the holders on a cashless basis and (iv) will be entitled to registration rights. If the Private Placement Warrants are held by holders other than the Sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by the holders on the same basis as the Public Warrants.

The Company may call the Public Warrants for redemption (except with respect to the Private Placement Warrants):

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon a minimum of 30 days’ prior written notice of redemption; and

•

if, and only if, the last reported closing price of the Class A ordinary shares equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. Additionally, in no event will the Company be required to net cash settle any Warrants.

GEM Warrant

On February 8, 2022, Quanergy issued the GEM Warrant (the “GEM Warrant”), pursuant to the GEM Agreement, with a 36-month term to purchase 3,397,923 shares of Common Stock at a strike price per share equal to $10.00, to GEM Yield Bahamas Limited. The sale of the GEM Warrant was made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act (see Note 5).

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering.

Note 4-Related Party Transactions

Founder Shares

On November 14, 2019, the Sponsor paid $25,000, or approximately $0.004 per share, to cover certain offering costs in consideration for 5,750,000 Class B ordinary shares, par value $0.0001 (the “Founder Shares”). Effective December 10, 2019, the Sponsor transferred 718,750 Founder Shares to Henri Arif, the Company’s independent director, for a purchase price of $3,125 (the same per-share price initially paid by the Sponsor), resulting in the Sponsor holding 5,031,250 Founder Shares. On February 10, 2020, the Company effected a share capitalization of 1,150,000 Class B ordinary shares and as a result, Mr. Arif held 862,500 Founder Shares. On February 10, 2021, the Sponsor appointed Mark B. Segall as an independent director and transferred 13,000 Founder Shares to Mr. Segall, resulting in the Sponsor holding 6,002,500 Founder Shares.

As of December 31, 2021 and December 31, 2020, the Sponsor held 6,002,500 Founder Shares. The initial shareholders had agreed to forfeit up to 900,000 Founder Shares to the extent that the over-allotment option was not exercised in full by the underwriters. The underwriter exercised its over-allotment option in full, hence, these Founder Shares were no longer subject to forfeiture.

The initial shareholders agreed, subject to limited exceptions, not to transfer, assign or sell any of their Founder Shares and any Class A ordinary shares issuable upon conversion thereof until the earlier to occur of: (i) one year after the completion of the initial Business Combination, or (ii) the date on which the Company completes a liquidation, merger, share exchange or other similar transaction after the initial Business Combination that results in all of the Company’s shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property; except to certain permitted transferees and under certain circumstances (the “lock-up”). Notwithstanding the foregoing, if (1) the closing price of Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination or (2) if the Company consummates a transaction after the initial Business Combination which results in the Company’s shareholders having the right to exchange their shares for cash, securities or other property, the Founder Shares will be released from the lock-up.

Private Placement Warrants

Concurrently with the closing of the Initial Public Offering, the Sponsor purchased an aggregate of 7,520,000 Private Placement Warrants at a price of $1.00 per Private Placement Warrant. Each warrant is exercisable to purchase one Class A ordinary share at $11.50 per share. The proceeds from the Private Placement Warrants were added to the proceeds from the Initial Public Offering held in the Trust Account. On March 30, 2020, the Sponsor transferred 940,000 Private Placement Warrants to Mr. Arif.

The Sponsor and the Company’s officers and directors agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Warrants until 30 days after the completion of the initial Business Combination.

Related Party Advances

As of December 31, 2021 and December 31, 2020, the amount due to related parties was $1,659,679 and $55,931, respectively. The amounts were unpaid reimbursements for the operating expenses, administrative support expenses (as described below—Administrative Support Agreement), merger related expenses and deferred offering costs paid by the related parties on behalf of the Company.

Sponsor Loan

On December 9, 2019, the Sponsor loaned the Company $300,000 to cover expenses related to the Initial Public Offering pursuant to a promissory note (the “Note”). This loan was non-interest bearing and payable on the earlier of December 31, 2020 or the completion of the Initial Public Offering. The full $300,000 was repaid on February 13, 2020 and borrowings on the Note are no longer available to the Company.

Working Capital Loans

In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). The terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1.5 million of such Working Capital Loans may be convertible into private placement warrants at a price of $1.00 per warrant. As of December 31, 2021 and December 31, 2020, the Company had no borrowings under the Working Capital Loans.

Administrative Support Agreement

Commencing on the date of the final prospectus, the Company has agreed to pay the Sponsor a total of $10,000 per month for office space, utilities, secretarial and administrative support services. For the year ended December 31, 2021, the Company incurred $120,000 of administrative services under this arrangement, respectively. For the year ended December 31 2020, the Company incurred $105,862 of administrative services under this arrangement. Upon completion of the initial Business Combination, the Company ceased paying these monthly fees.

Note 5-Commitments & Contingencies

Risks and Uncertainties

In February 2022, the Russian Federation and Belarus commenced a military action with the country of Ukraine. As a result of this action, various nations, including the United States, have instituted economic sanctions against the Russian Federation and Belarus. Further, the impact of this action and related sanctions on the world economy are not determinable as of the date of these financial statements and the specific impact on the Company’s financial condition, results of operations, and cash flows is also not determinable as of the date of these financial statements.

Management continues to evaluate the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Registration Rights

The holders of Founder Shares, Private Placement Warrants, and securities that may be issued upon conversion of Working Capital Loans, if any, will be entitled to registration rights pursuant to a registration rights agreement dated as of February 10, 2020. These holders are entitled to certain demand and “piggyback” registration rights. However, the registration rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until the termination of the applicable lock-up period for the securities to be registered. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The underwriters were paid a cash underwriting discount of $5,520,000, or $0.20 per Unit of the gross proceeds of the initial 27,600,000 Units (inclusive of 3,600,000 unit over-allotment option) sold in the Initial Public Offering, in the aggregate. In addition, the underwriters were entitled to a deferred fee of (i) $0.35 per Unit of the gross proceeds of the initial 24,000,000 Units sold in the Initial Public Offering, or $8,400,000, and (ii) $0.35 per Unit of the gross proceeds from the 3,600,000 Units sold pursuant to the over-allotment option, or $1,260,000, aggregating to a deferred fee of $9,660,000. The deferred fee was paid to the underwriters from the amounts held in the Trust Account, subject to the terms of the underwriting agreement.

GEM Agreement

In order to better manage working capital and liquidity needs post Business Combination, the Company, GEM Global Yield LLC SCS (“GEM Investor”) and GEM Yield Bahamas Ltd. (“GYBL”) entered into a Share Purchase Agreement, dated December 12, 2021 (the “GEM Agreement”), which allows the Company to fund general corporate purpose and working capital needs. The Company is entitled to draw up to $125 million of gross proceeds in exchange for shares of the Company’s Common Stock, at a price equal to 90% of the average closing bid price of the shares of the Company’s Common Stock on the NYSE for a 30 day period, subject to meeting the terms and conditions of the GEM Agreement. GEM Investor is also entitled to purchase shares of the Company’s Common Stock pursuant to a warrant exercisable for up to 2.5% of our outstanding shares of the Company’s Common Stock on a fully diluted basis as of the closing of the Business Combination for a period of 3 years.

In January 2022, the Company negotiated an amendment to the GEM Agreement to provide for two advance draw downs of $12.5 million each that are not limited based on trading volume.

Note 6-Recurring Fair Value Measurements

As of December 31, 2021 and 2020, investment securities in the Company’s Trust Account consisted of a treasury securities fund in the amount of $277,873,665 and $277,845,876 which was held as money market funds, respectively. The following table presents information about the Company’s assets and liabilities that were measured at fair value on a recurring basis as of December 31, 2021, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value.

	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
Investments held in Trust Account—Money Market Fund	$277,873,665	$277,873,665	$—	$—

Liabilities:
Warrant Liabilities-Public Warrants	$8,556,000	$8,556,000	$—	$—
Warrant Liabilities-Private Warrants	4,760,160	—	—	4,760,160
Warrant Liabilities-GEM Warrants	4,000,159	—	—	4,000,159

	$17,316,319	$8,556,000	$—	$8,760,319

The following table presents information about the Company’s assets and liabilities that were measured at fair value on a recurring basis as of December 31, 2020, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value.

	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
Investments held in Trust Account—Money Market Fund	$277,845,876	$277,845,876	$—	$—

Liabilities:
Warrant Liabilities-Public Warrants	$23,460,000	$23,460,000	$—	$—
Warrant Liabilities-Private Warrants	13,160,000	—	—	13,160,000

	$36,620,000	$23,460,000	$—	$13,160,000

The Warrants were accounted for as liabilities in accordance with ASC 815-40 and are presented within warrant liabilities on the balance sheet. The warrant liabilities are measured at fair value at inception and on a recurring basis, with changes in fair value presented within change in fair value of warrant liabilities in the consolidated statement of operations. The Private Warrants were initially valued and continue to be valued using a Black Scholes Option Pricing Model.

The Private Warrants and GEM Warrants are considered to be a Level 3 fair value measurements due to the use of unobservable inputs. The Black Scholes Option Pricing Model’s primary unobservable input utilized in determining the fair value of the Private Warrants and GEM Warrants is the expected volatility of the ordinary shares. The expected volatility as of the IPO date was derived from the post-merger announced publicly traded warrants for comparable SPAC companies as of the valuation date. A Monte Carlo Simulation Method was used in estimating the fair value of the public warrants for periods where no observable traded price was available, using the same expected volatility as was used in measuring the fair value of the Private Warrants. For periods subsequent to the detachment of the warrants from the Units, including December 31, 2021 and December 31, 2020, the closing price of the public warrants was used as the fair value as of each relevant date.

The key inputs into the Black Scholes Option Pricing Model for the Private Warrants were as follows at each of the following balance sheet dates:

Input	December 31, 2021	December 31, 2020
Risk-free interest rate	1.26%	0.47%
Expected term (years)	5.00	5.00
Expected volatility	10.30%	22.0%
Dividend yield	0.0%	0.0%
Exercise price	$11.50	$11.50
Asset Price	$10.01	$10.48

The key inputs into the Black Scholes Option Pricing Model for the GEM Warrants were as follows:

Input	December 12, 2021	December 31, 2021
Risk-free interest rate	0.95%	0.97%
Expected term (years)	3.00	3.00
Expected volatility	10.5%	10.5%
Dividend yield	0.0%	0.0%
Exercise price	$10.00	$10.00
Asset Price	$10.74	$10.48

The primary significant unobservable input used in the fair value measurement of the Company’s private warrants and GEM Warrants is the expected volatility of the ordinary shares. Significant increases (decreases) in the expected volatility in isolation would result in a significantly higher (lower) fair value measurement.

The following table presents the changes in the fair value of warrant liabilities:

	Private Warrants	Public Warrants	GEM Warrants	Total Warrant Liabilities
Fair value as of February 13, 2020	$10,452,800	$18,354,000	$—	$28,806,800
Change in valuation	2,707,200	5,106,000	—	7,813,200

Fair value as of December 31, 2020	13,160,000	23,460,000	—	36,620,000
Change in valuation	(8,399,840)	(14,904,000)	4,000,159	(19,303,681)

Fair value as of December 31, 2021	$4,760,160	$8,556,000	$4,000,159	$17,316,319

Transfers to/from Levels 1, 2 and 3 are recognized at the end of the reporting period. There were no transfers between levels for the year ended December 31, 2021 and for the period from February 13, 2020 through December 31, 2020 other than the transfer of the Public Warrants from Level 3 to Level 1.

The following table provides a reconciliation of changes in fair value of the beginning and ending balances for the liabilities classified as Level 3:

Warrant
Fair value at December 31, 2019	$—
Initial value of public and private warrant liabilities at February 13, 2020	28,806,800
Change in fair value of private warrants	2,707,200
Public warrants transferred to level 1	(18,354,000)

Fair value at December 31, 2020	13,160,000
Initial value of GEM warrants at December 12, 2021	4,000,159
Change in fair value of private and GEM warrants	(8,399,840)

Fair Value at December 31, 2021	$8,760,319

Note 7-Shareholders’ Equity (Deficit)

Preferred Shares - The Company is authorized to issue 1,000,000 preferred shares with a par value of $0.0001 per share, with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of December 31, 2021 and December 31, 2020, there were no preferred shares issued or outstanding.

Class A Ordinary Shares - The Company is authorized to issue 200,000,000 Class A ordinary shares with a par value of $0.0001 per share. As of December 31, 2021 and December 31, 2020, there were no Class A ordinary shares outstanding, excluding 27,600,000 Class A ordinary shares subject to possible redemption.

Class B Ordinary Shares - The Company is authorized to issue 20,000,000 Class B ordinary shares with a par value of $0.0001 per share. Holders are entitled to one vote for each share of Class B ordinary shares. As of December 31, 2021 and December 31, 2020, there were 6,900,000 Class B ordinary shares issued and outstanding.

Holders of the Class A ordinary shares and holders of the Class B ordinary shares will vote together as a single class on all matters submitted to a vote of the Company’s shareholders, except as required by law or stock exchange rule; provided that only holders of the Class B ordinary shares have the right to vote on the election of the Company’s directors prior to the initial Business Combination.

The Class B ordinary shares were automatically convert into Class A ordinary shares at the closing of the initial Business Combination on a one-for-one basis (as adjusted).

Note 8-Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Other than as disclosed in the notes to financial statements and described below, the Company did not find any events that would require adjustment or disclosure in the financial statements.

On February 8, 2022 (the “Closing Date”), the Company consummated the previously announced merger (the “Closing”) pursuant to the Merger Agreement, by and among the Company and Quanergy Systems, Inc., a Delaware corporation (when referred to in its pre-Business Combination (as defined below) capacity, “Legacy Quanergy”). On January 28, 2022, Legacy Quanergy changed its corporate name to Quanergy Perception Technologies, Inc. The Company’s shareholders approved the business combination (the “Business Combination”) and the change of the Company’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware by deregistering as an exempted company in the Cayman Islands and domesticating and continuing as a corporation formed under the laws of the State of Delaware (the “Domestication”) at an extraordinary general meeting of stockholders held on January 31, 2022 (the “Special Meeting”). In connection with the Special Meeting and the Business Combination, holders of 26,867,796 of the Company’s Class A ordinary shares (“Class A Ordinary Shares”), or approximately 97.3% of the shares with redemption rights, exercised their right to redeem their shares for cash at a redemption price of approximately $10.07 per share, for an aggregate redemption amount of $270,503,771. On February 8, 2022, holders of 600,000 of the Company’s Class A Ordinary Shares, or approximately 2.2% of the shares with redemption rights, reversed their prior redemptions, resulting in $6,040,773 being returned to the trust account established at the consummation of the Company’s initial public offering prior to the Closing.

On the Closing Date, purchasers subscribed to purchase from the Company an aggregate of 3,650,000 shares of the Company’s Common Stock (the “PIPE Shares”), for a purchase price of $10.00 per share and an aggregate purchase price of $36,500,000, pursuant to separate subscription agreements (each, a “Subscription Agreement”). The sale of PIPE Shares was consummated substantially concurrently with the Closing.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

Quanergy Systems, Inc.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Quanergy Systems, Inc. (a Delaware corporation) and subsidiaries (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of operations, comprehensive loss, mezzanine equity and stockholders’ deficit and cash flows for each of the two years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Emphasis of matter regarding going concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company incurred a net loss of $63.5 million during the year ended December 31, 2021, and as of that date, the Company’s current liabilities exceeded its current assets by $11.2 million and its total liabilities exceeded its total assets by $65.4 million. These conditions, along with other matters as set forth in Note 1, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

Grant Thornton LLP is the U.S. member firm of Grant Thornton International Ltd (GTIL). GTIL and each of its member firms are separate legal entities and are not a worldwide partnership.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ GRANT THORNTON LLP

We have served as the Company’s auditor since 2021.

Phoenix, Arizona

March 31, 2022

Quanergy Systems, Inc.

Consolidated Balance Sheets

(in thousands, except share and per share data)

	December 31, 2021	December 31, 2020
Assets
Current assets:
Cash and cash equivalents	$26,106	$7,598
Restricted cash	70	70
Accounts receivable, net of allowance for doubtful accounts of $224 and $224 at December 31, 2021 and 2020, respectively	645	725
Inventory	3,242	4,817
Prepaid expenses and other current assets	1,138	329

Total current assets	31,201	13,539
Property and equipment, net	1,908	2,809
Other long-term assets	3,539	181

Total assets	$36,648	$16,529

Liabilities, mezzanine equity and stockholders’ deficit
Current liabilities
Accounts payable	$2,375	$1,550
Accrued expenses	2,435	2,088
Accrued settlement liability	2,500	2,500
Other current liabilities	737	560
Short-term debt	34,311	—

Total current liabilities	42,358	6,698
Long-term debt	16,153	33,443
Long-term debt - related party	16,670	5,957
Derivative liability	26,017	5,021
Other long-term liabilities	803	1,236

Total liabilities	102,001	52,355

Commitments and contingencies (Note 15)
Mezzanine equity:
Series Seed convertible preferred stock, $0.0001 par value — 2,231,248 shares authorized, issued and outstanding as of December 31, 2021 and 2020; liquidation preference of $3,500 as of December 31, 2021 and 2020	3,421	3,421
Series Seed-2 convertible preferred stock, $0.0001 par value — 495,417 shares authorized, issued and outstanding as of December 31, 2021 and 2020; liquidation preference of $1,000 as of December 31, 2021 and 2020	965	965
Series A convertible preferred stock, $0.0001 par value — 3,233,871 shares authorized, issued and outstanding as of December 31, 2021 and 2020; liquidation preference of $30,000 as of December 31, 2021 and 2020	29,921	29,921
Series A+ convertible preferred stock, $0.0001 par value — 790,500 shares authorized, issued and outstanding as of December 31, 2021 and 2020; liquidation preference of $10,000 as of December 31, 2021 and 2020	9,883	9,883
Series B convertible preferred stock, $0.0001 par value — 778,839 shares authorized, issued and outstanding as of December 31, 2021 and 2020; liquidation preference of $89,896 as of December 31, 2021 and 2020	89,470	89,470
Series C convertible preferred stock, $0.0001 par value — 165,237 shares authorized, issued and outstanding as of December 31, 2021 and 2020; liquidation preference of $23,648 as of December 31, 2021 and 2020	19,318	19,318

Total mezzanine equity	152,978	152,978

	December 31, 2021	December 31, 2020
Stockholders’ deficit:
Common stock, $0.0001 par value — 20,637,620 and 18,000,000 shares authorized as of December 31, 2021 and 2020, respectively; 5,018,676 and 4,696,352 shares issued and outstanding as of December 31, 2021 and 2020, respectively	1	—
Additional paid-in capital	89,326	55,310
Accumulated other comprehensive loss	(61)	(61)
Accumulated deficit	(307,597)	(244,053)

Total stockholders’ deficit	(218,331)	(188,804)

Total liabilities, mezzanine equity and stockholders’ deficit	$36,648	$16,529

The accompanying notes are an integral part of these consolidated financial statements.

Quanergy Systems, Inc.

Consolidated Statements of Operations

(in thousands, except share and per share data)

	For the years ended December 31,
	2021	2020
Net sales	$3,928	$3,015
Cost of goods sold	3,939	2,586

Gross profit (loss)	(11)	429
Operating expenses:
Research and development	17,011	15,373
Sales and marketing	8,286	6,486
General and administrative	15,653	9,472

Operating expenses	40,950	31,331

Loss from operations	(40,961)	(30,902)
Interest expense, net	(21,484)	(6,346)
Other income (expense), net	(1,073)	1,420

Loss before income taxes	(63,518)	(35,828)
Income tax provision	(26)	(7)

Net loss	$(63,544)	$(35,835)

Net loss attributable per share to common stockholders, basic and diluted	$(9.00)	$(7.06)
Weighted-average shares used to compute net loss attributable per share to common stockholders, basic and diluted	7,059,609	5,077,336

The accompanying notes are an integral part of these consolidated financial statements.

Quanergy Systems, Inc.

Consolidated Statements of Comprehensive Loss

(in thousands)

	For the years ended December 31,
	2021	2020
Net loss	$(63,544)	$(35,835)
Other comprehensive gain (net of tax):
Foreign currency translation gain	—	12

Comprehensive loss	$(63,544)	$(35,823)

The accompanying notes are an integral part of these consolidated financial statements.

Quanergy Systems, Inc.

Consolidated Statements of Mezzanine Equity and Stockholders’ Deficit

(in thousands except number of shares)

	Convertible Preferred Stock		Common Stock		Additional Paid-in-Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at December 31, 2019	7,695,112	$152,978	4,688,352	$—	$42,621	$(208,218)	$(73)	$(165,670)
Shares issued upon exercise of options	—	—	8,000	—	34	—	—	34
Issuance of common stock warrants	—	—	—	—	7,212	—	—	7,212
Stock-based compensation	—	—	—	—	5,443	—	—	5,443
Other comprehensive income (net of tax)	—	—	—	—	—	—	12	12
Net loss	—	—	—	—	—	(35,835)	—	(35,835)

Balance at December 31, 2020	7,695,112	152,978	4,696,352	—	55,310	(244,053)	(61)	(188,804)
Shares issued upon exercise of options	—	—	20,000	—	74	—	—	74
Issuance of common stock warrants	—	—	—	—	21,971	—	—	21,971
Exercise of common stock warrants	—	—	2,324	—	—	—	—	—
Issuance of Restricted Stock Awards (“RSA”)	—	—	300,000	1	7,904	—	—	7,905
Stock-based compensation	—	—	—	—	4,067	—	—	4,067
Other comprehensive income	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	(63,544)	—	(63,544)

Balance at December 31, 2021	7,695,112	$152,978	5,018,676	$1	$89,326	$(307,597)	$(61)	$(218,331)

The accompanying notes are an integral part of these consolidated financial statements.

Quanergy Systems, Inc.

Consolidated Statements of Cash Flows

(in thousands)

	For the years ended December 31,
	2021	2020
Cash flows from operating activities
Net loss	$(63,544)	$(35,835)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	11,972	5,443
Non-cash interest expense	21,155	5,927
Depreciation and amortization	948	1,192
Non-cash loss on issuance of convertible notes	—	26
Change in fair value of debt derivative liabilities	3,628	(1,402)
Bad debt expense	—	149
Non-cash gain on forgiveness of PPP loan	(2,515)	—
Other	—	63
Changes in operating assets and liabilities:
Accounts receivable	80	(109)
Inventory	1,575	852
Prepaid expenses and other current assets	(809)	219
Other long-term assets	(3,358)	4
Accounts payable	825	(420)
Accrued expenses	347	245
Accrued settlement liability	—	2,500
Other current liabilities	5	(251)
Other long-term liabilities	(433)	(418)

Net cash used in operating activities	(30,124)	(21,815)

Cash flows from investing activities
Proceeds from sale of property and equipment	—	226
Purchase of property and equipment	(47)	—

Net cash provided by (used in) investing activities	(47)	226

Cash flows from financing activities
Proceeds from issuance of convertible notes	37,225	415
Proceeds from issuance of convertible notes to related parties	11,475	15,700
Payments for issuance costs of convertible notes	(95)	(365)
Proceeds from PPP loan	—	2,515
Proceeds from exercises of stock options	74	34

Net cash provided by financing activities	48,679	18,299

Effect of exchange rate changes on cash, cash equivalents and restricted cash	—	12
Net increase (decrease) in cash, cash equivalents and restricted cash	18,508	(3,278)
Cash, cash equivalents and restricted cash at beginning of period	7,668	10,946

Cash, cash equivalents and restricted cash at end of period	$26,176	$7,668

Supplemental disclosures of cash flow information:
Cash paid during the year for interest	$334	$452

Supplemental schedule of noncash investing and financing activities
Issuance of common stock warrants	$21,971	$7,212
Fair value of debt derivative liabilities related to issuance of convertible notes	$26,189	$5,231

The accompanying notes are an integral part of these consolidated financial statements.

QUANERGY SYSTEMS, INC.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(1)	Organization

(a)	Description of Business

Quanergy Systems, Inc. (the “Company”) designs, develops and produces Light Detection and Ranging (“LiDAR”) sensors and is a leader in 3D sensing that delivers robust and intelligent real-time 3D object detection and classification solutions. Currently, the Company’s applications and products are targeted towards five key market groups: 1) the Security market where the Company builds applications leveraging the mechanical M Series LiDAR combined with proprietary software for perimeter security and intrusion detection applications; 2) the Smart Cities / Spaces market, where the Company’s flow management tools are used in cities and municipalities to improve the movement and safety of their citizens in dense urban settings; 3) the Mapping market, where customers are currently utilizing the M8 mechanical LiDAR for terrestrial and aerial mapping; 4) the Industrial market, where the Company is launching its solid state and mechanical LiDAR solutions for material handling, logistics, and measurement; and 5) the Transportation market which consists of passenger vehicles as well as heavy vehicles and off highway applications such as agricultural and mining equipment, where the Company is primarily looking to service this market through its solid state S Series LiDAR for use in Advanced Driver Assist Systems as well as in highly automated vehicle applications.

The Company was founded in 2012 and is currently headquartered in Sunnyvale, California, with subsidiaries in Canada, the United Kingdom, Germany, United Arab Emirates, China, Hong Kong and Japan.

(b)	Liquidity

As of December 31, 2021, the Company had $26.1 million of cash and cash equivalents. The Company has historically generated recurring net losses and negative cash flows from operations, however, the Company has raised capital, as discussed in “Note 20 – Subsequent Events”, by consummating its merger with a subsidiary of CITIC Capital Acquisition Corp. (“CCAC”). CCAC was a publicly traded special purpose acquisition company. Upon consummation of the Merger, the Company’s convertible promissory notes outstanding as of December 31, 2021, with an original maturity date of March 15, 2022, were repaid in full including principal and accrued interest. The Company’s convertible promissory notes due to mature in 2023 were converted into shares of common stock

(c)	Going Concern

The Company has prepared its consolidated financial statements assuming that the Company will continue as a going concern. As of December 31, 2021, the Company had $26.1 million of cash and cash equivalents. Further, as discussed in “Note 20 – Subsequent Events”, the Company completed its business combination transaction on February 8, 2022, and effectively settled its outstanding debt balance of $106 million, thereby providing the Company with additional future financial flexibility. The transaction also gives the Company access to $125 million from a previously announced share subscription facility from Global Emerging Markets Group (“GEM”), a Luxembourg-based private alternative investment group, once the effectiveness of the resale S-1 Registration Statement is completed, which is expected to occur in the second quarter of FY 2022. As registration effectiveness is not entirely in the Company’s control, should the Company not be able to access the GEM facility, it would be forced to seek other forms of financing which may not be available in sufficient amounts to fund its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern, for a period of twelve months following the date of issuance of financial statements for the year ending December 31, 2021. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

QUANERGY SYSTEMS, INC.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(d)	Basis of Presentation

The consolidated financial statements and accompanying notes have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

(e)	Business Combination

On June 21, 2021, the Company entered into an agreement and plan of merger, as amended on June 28, 2021 and further amended on November 14, 2021 and December 26, 2021 (the “Merger Agreement”), with CCAC and CITIC Capital Merger Sub Inc., a Delaware corporation and direct wholly owned subsidiary of CCAC (“Merger Sub”). On February 8, 2022, pursuant to the terms of the Merger Agreement, Merger Sub merged with and into the Company, the separate corporate existence of Merger Sub ceased, and the Company became the surviving corporation and a wholly owned subsidiary of CCAC (the “Merger”). The Business Combination is more fully discussed in “Note 20 – Subsequent Events”.

(f)	Impact of Covid-19

Since early 2020, changes in consumers’ behavior and government-imposed restrictions because of the Covid-19 pandemic have impacted businesses in various ways. The extent of the impact of the COVID-19 pandemic over the longer term remain uncertain and will depend largely on future developments that cannot be accurately predicted at this time, including the duration and the spread of the pandemic both globally and within the United States, the introduction and severity of new variants of the virus and their resistance to currently approved vaccines, as well as the potential negative impact these and other factors may have on our business.

With respect to our results, sales for the years ended December 31, 2021 and 2020 were heavily impacted by Covid-19 primarily due to the delay of projects and slowing overall business activity, as well as, in certain cases, the inability to physically access customer sites. Despite these setbacks, we reacted quickly to help offset the negative cash flow impacts of these factors with key elements of our cash preservation plan in 2020 including furloughing nearly 50% of our employees, negotiating extended payment terms with vendors, cutting wages across the entire workforce and reducing overall external contractor spending. We also benefited from a $2.5 million Paycheck Protection Program (“PPP”) loan from the Small Business Administration.

While business conditions improved sequentially each quarter in 2021, broader implications of the COVID-19 pandemic were present throughout the year on our workforce, operations, supply chain and customer demand. Turning to 2022, significant uncertainties remain relating to disruptions from COVID-19, broad based supply chain shortages, and geopolitical risks related to the events unfolding in the Ukraine.

(2)	Summary of Significant Accounting Policies

(a)	Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses, as well as related disclosure of contingent assets and liabilities. Estimates are used for the fair value of common stock and convertible preferred stock, embedded derivative valuation, stock-based

QUANERGY SYSTEMS, INC.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

awards and other issuances, revenue recognition, useful lives of long-lived assets, warranty reserves, allowance for doubtful accounts, net realizable value of inventory, contingencies, valuation allowance for deferred tax assets and uncertain tax positions. Actual results could differ materially from the Company’s estimates. To the extent that there are material differences between these estimates and actual results, the Company’s financial condition or operating results will be affected. The Company bases its estimates on past experience and other assumptions that the Company believes are reasonable under the circumstances, and the Company evaluates these estimates on an ongoing basis.

(b)	Significant Risks and Uncertainties

The Company is subject to those risks common in the technology industry and also those risks common to early stage companies including, but not limited to, the possibility of not being able to successfully develop or market its products as forecasted, technological obsolescence, competition, dependence on key personnel and key external alliances, the successful protection of its proprietary technologies, compliance with government regulations, and the possibility of not being able to obtain additional financing when needed.

(c)	Concentration of Risks

Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash and accounts receivable. The Company’s cash and cash equivalents and restricted cash are on deposit with major financial institutions. Such deposits may be in excess of insured limits. The Company believes that the financial institutions that hold the Company’s cash are financially sound, and accordingly, minimum credit risk exists with respect to these balances. The Company has not experienced any losses due to institutional failure or bankruptcy. The Company performs credit evaluations of its customers and generally does not require collateral for sales on credit. The Company reviews accounts receivable balances to determine if any receivables will potentially be uncollectible and includes any amounts that are determined to be uncollectible in the allowance for doubtful accounts. As of December 31, 2021, there were two customers who had outstanding balances accounting for 26% and 21% of the total accounts receivable balance, respectively. As of December 31, 2020, there were three customers who had outstanding balances accounting for 16%, 16% and 10% of the total accounts receivable balance, respectively.

Concentration of customers

For the year ended December 31, 2021, two customers represented 10% or more of net sales. For the year ended December 31, 2020, no customer represented 10% or more of net sales.

Concentration of suppliers

For the year ended December 31, 2021, two suppliers represented 52% and 10% of the Company’s inventory purchases, accounting for $0.6 million and $0.2 million in purchases, respectively. For the year ended December 31, 2020, two suppliers represented 63% and 11% of the Company’s inventory purchases, accounting for $0.8 million and $0.1 million in purchases, respectively.

(d)	Foreign Currency

The functional currencies of the Company’s subsidiaries, which are located in Canada, the United Kingdom, Germany, United Arab Emirates, China, Hong Kong, and Japan, are their local currencies. Assets and

QUANERGY SYSTEMS, INC.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

liabilities are translated into U.S. dollars at end-of-period exchange rates. Revenue and expense transactions are translated at average exchange rates in effect during each reporting period. The effects of foreign currency translations are recorded as a component of other comprehensive loss and the Company recognized $0 and $12 thousand in other comprehensive income for the years ended December 31, 2021 and 2020, respectively.

(e)	Cash and Cash Equivalents and Restricted Cash

The Company considers all highly liquid securities that mature within three months or less from the original date of purchase to be cash equivalents. The Company maintains the majority of its cash balances with commercial banks in interest bearing accounts. Cash and cash equivalents include cash held in checking and savings accounts and highly liquid securities with original maturity dates of three months or less from the original date of purchase.

The restricted cash balance as of December 31, 2021 and 2020 represents $70 thousand related to collateral to offset certain short-term, unsecured lending commitments associated with the Company’s corporate credit card program.

(f)	Accounts Receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and customers’ financial condition, the amount of receivables in dispute, the current receivables aging and customer payment patterns. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of December 31, 2021, and 2020, the Company provided for an allowance for doubtful accounts totaling $224 thousand. The Company does not have any off-balance sheet credit exposure related to its customers.

(g)	Inventory

Inventory consists of raw materials, work-in-progress and finished goods representing the sensors and related components that the Company produces. Costs are computed under the standard cost method, which approximates actual costs determined on a first-in, first-out basis, and include freight and overhead expenses incurred to bring the inventory to its location and condition. The Company identifies inventory which is considered obsolete or in excess of anticipated demand based on a consideration of marketability and product life cycle stage, product development plans, component cost trends, demand forecasts, historical net sales, and assumptions about future demand and market conditions to state inventory at the lower of cost or net realizable value.

(h)	Revenue Recognition

Revenue is recognized when a customer obtains control of promised products and services and the Company has satisfied its performance obligations. The amount of revenue recognized reflects the consideration which the Company expects to be entitled to receive in exchange for the products and services. To achieve this core principle, the Company applies the following five steps:

Step 1. Identification of the contract(s) with a customer;

QUANERGY SYSTEMS, INC.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

Step 2. Identification of the performance obligations in the contracts(s);

Step 3. Determination of the transaction price;

Step 4. Allocation of the transaction price to the performance obligations;

Step 5. Recognition of the revenue when, or as, the Company satisfies a performance obligation.

Nature of goods and services

The Company determines it has a contract with a customer when (i) it is enforceable and defines each party’s rights regarding the products and services to be transferred and identifies the payment terms related to the products and services, (ii) it has commercial substance and, (iii) collection of substantially all consideration for products and services that are transferred is probable based on the customer’s intent and ability to pay the promised consideration. The Company applies judgment in determining the customer’s ability and intention to pay, which is based on a variety of factors including the customer’s historical payment experience or, in the case of a new customer, published credit and financial information pertaining to the customer.

The Company primarily enters into standard supply arrangements. Standard supply arrangements include the customer option to purchase LiDAR sensors, accessories, Quanergy Processing Units, servers, Qortex software, post-contract support services (“PCS”) and extended warranties either on a standalone basis or in a bundled arrangement over specified periods. The Qortex software is offered either as a perpetual or term-based license.

To the extent a contract includes multiple promised products and services, the Company must apply judgment to determine whether promised products and services are capable of being distinct and are distinct in the context of the contract. If these criteria are not met, the promised products and services are accounted for as a combined performance obligation. The Company has determined that all of its promises are distinct, with the exception of certain software, training, certification, and professional services which are considered immaterial in the context of customer contracts and for which the Company has elected the practical expedient for immaterial goods and services.

Hardware

Based on the Company’s general terms of sale, legal title and physical possession of the Company’s hardware products, which include LiDAR sensors, accessories, Quanergy Processing Units, and servers, are transferred to the customer at shipment. Revenue on hardware is recognized at a point in time once the contractual shipping terms have been met and control is transferred.

Software

The Company primarily sells Qortex software licenses. Qortex software license arrangements provide a term-based or perpetual license bundled with related PCS. License revenue is primarily derived from the software that is embedded with the hardware or is deployed on the customers’ own servers. Licenses were determined to have significant standalone functionality and revenue is recognized upon transfer of control to the customer. The control for software is transferred at the later of delivery to the customer or the software license start date, however, there is ultimately minimal difference as the license keys are typically activated shortly after sale.

QUANERGY SYSTEMS, INC.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

The term-based license arrangements generally have terms ranging from one to two years and are invoiced to customers in advance upon execution of the contract. Amounts that have been invoiced are recorded in accounts receivable and in either deferred revenue or revenue in the accompanying consolidated financial statements, depending on whether the underlying performance obligation has been satisfied.

Post-contract support services

Typically, the Company provides PCS, including unspecified updates, upgrades, and minor bug-fixes, for the term of a contract, which ranges from 12 to 24 months. PCS meets the criteria for over-time revenue recognition as the customer simultaneously receives and consumes the benefit of the services as the Company performs. As such, revenue is recognized ratably over the life of the agreement.

Extended warranties

The Company typically provides a two-year standard limited warranty on its hardware offerings that covers manufacturing defects in material or workmanship.

In certain contracts, the Company provides the customer the option to purchase extended warranties, in addition to the warranty provided as part of the Company’s customary business practice. The extended warranty is a separate performance obligation and meets the criteria for over-time revenue recognition as the customer simultaneously receives and consumes the benefit of the services as the Company performs. Similar to PCS, the extended warranty is representative of a stand-ready obligation, provided on a when-and-as needed basis, which does not follow a specific pattern of delivery. This performance obligation is satisfied over-time and hence, revenue is recognized ratably over the extended warranty term.

Contracts with multiple performance obligations

For contracts which contain multiple performance obligations, the Company allocates revenue to each distinct performance obligation based on the standalone selling price (“SSP”). As prices vary from customer to customer based on customer relationship, volume discount, and contract type, the Company has determined that the estimated sales price of its product is not directly observable. Accordingly, the Company estimates SSP using the expected cost plus a margin approach. The Company considers all reasonably available information in making these estimate including forecasted costs of developing and supplying each performance obligation, historical margins for products previously sold and adjustments for factors, such as current business priorities, class of customer, and market conditions.

Disaggregation of revenues

The Company disaggregates its revenue from contracts with customers by timing of transfer of goods or services to customers (point in time or over-time) and geographic region based on the customer’s location, as it believes it best depicts how the nature, amount, timing and uncertainty of its revenue and cash flows are affected by economic factors.

Total revenue based on the disaggregation criteria described above is as follows (in thousands):

	Year ended December 31,
	2021	2020
Point in time	$3,859	$2,747
Over-time	69	268

Total net sales	$3,928	$3,015

QUANERGY SYSTEMS, INC.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

Revenue by geographic region can be found in “Note 16 – Segment Reporting and Geographic Information.”

Shipping and handling costs and certain taxes

Taxes collected from customers and remitted to governmental authorities are not included in net sales. Shipping and handling costs associated with outbound freight are accounted for as a fulfillment cost and are included in both net sales (for amounts invoiced to customers) and cost of goods sold in the accompanying consolidated statements of operations.

Deferred revenue

Revenue is deferred when the Company has the right to invoice in advance of services being provided. The upfront payment pattern relative to the delivery of software licenses and its related support and maintenance and associated revenue recognition generates deferred revenue. Current and non-current portion of deferred revenue is recorded in other current liabilities and other long-term liabilities respectively, in the accompanying consolidated balance sheets.

The deferred revenue balance, as shown below, excludes customer deposits of $1.0 million and $1.1 million as of December 31, 2021 and 2020, respectively, primarily related to products and services which were billed in advance. Standard payment terms to customers range from 30 to 60 days; however, payment terms and conditions in the Company’s customer contracts may vary. In most cases, customers prepay for services in advance of delivery of the related services.

The following provides information about deferred revenue from contracts with customers as of December 31, 2021, 2020 and 2019 (in thousands):

	As of December 31,
	2021	2020	2019
Deferred revenue, current	$72	$67	$226
Deferred revenue, non-current	4	3	—

Total deferred revenue	$76	$70	$226

Transaction price allocated to remaining performance obligations

As of December 31, 2021 and 2020, the aggregate amount of the transaction price allocated to remaining performance obligations was immaterial.

Contract assets

Under Topic 606, contract assets include amounts related to the contractual right to consideration for both completed and partially completed performance obligations that may not have been invoiced. The contract assets are transferred to receivables when the rights become unconditional. Contract assets are expected to be included in prepaid expenses and other current assets in the accompanying consolidated balance sheets. There were no contract assets as of December 31, 2021 and 2020.

Deferred commission costs

The Company applies the practical expedient to expense contract related costs as incurred if the expected benefit period is one year or less. This applies to all the sales commissions paid as the majority of the Company’s contracts have a benefit period of not more than one year.

QUANERGY SYSTEMS, INC.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

Deferred transaction costs

The Company capitalizes certain advisory, legal, accounting, and other professional fees that are directly associated with the Merger Agreement (per Note 1). After the consummation of the business combination, the acquisition-related transaction costs are accounted for as equity issuance costs. As of December 31, 2021 and 2020, the Company had $3.4 million and $0, respectively, of deferred transaction costs included in other long-term assets on the consolidated balance sheets.

(i)	Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is included in the current period. Repair and maintenance costs are expensed as incurred. Depreciation and amortization are calculated using the straight-line method over the following estimated useful lives of the assets:

Useful Lives
Machinery and equipment	5-10 years
Furniture and fixtures	5-7 years
Computer equipment	3-5 years
Computer software	3 years
Leasehold improvements	Lesser of the useful life or the remaining term of the lease

(j)	Cost of Goods Sold

Cost of goods sold includes actual cost of material, labor and manufacturing overhead incurred for revenue-producing units shipped, and includes associated warranty costs, and other costs.

(k)	Research and Development

Research and development costs are expensed as incurred and consist primarily of personnel and related costs for product development activities. Research and development costs also includes professional fees payable to third-parties, license and subscription fees for development tools and pre-production product related costs, and manufacturing-related costs associated with product development.

(l)	Collaborative Arrangements

The Company has entered into multiple collaborative arrangements that provide the Company with varying rights to develop products together with its collaborative partners. Cost reimbursements paid to the collaborative partners are recognized as incurred and included in research and development expense in the accompanying consolidated statements of operations. Terms of the collaboration agreements may require the Company to make payments based upon the achievement of certain milestones. Upfront and milestone payments payable by the Company to collaborative partners are recorded as prepaid expenses and other current assets in the accompanying consolidated balance sheets and are recognized as a research and development expenses as the services are performed. During the years ended December 31, 2021 and 2020 the Company was working under collaborative arrangements with three separate suppliers. Amounts related to the collaborative arrangements are classified in the accompanying consolidated statements of operations as research and development expense in the amounts of $0.2 million and $0.8 million for the years ended December 31, 2021 and 2020, respectively.

QUANERGY SYSTEMS, INC.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(m)	Advertising and Promotional Expenses

Advertising and promotional costs are expensed as incurred and included in sales and marketing expense in the accompanying consolidated statements of operations. Advertising costs totaled $0.7 million and $0.5 million for the years ended December 31, 2021 and 2020, respectively.

(n)	Income Taxes

Income taxes are accounted for under the asset-and-liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not to be sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company recognizes accrued interest and penalties, if any, related to unrecognized tax benefits in tax expense.

(o)	Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, and quoted market values, as considered necessary.

There were no impairment charges for the years ended December 31, 2021 and 2020.

(p)	Stock-Based Compensation

The Company recognizes stock-based compensation expense over the requisite service period on a straight-line basis for all share-based payments that are expected to vest to employees, non-employees, and directors, including grants of employee stock options and other share-based awards. Equity-classified awards issued to employees, non-employees and directors are measured at the grant-date fair value of the award. Forfeitures are recognized as they occur. For accounting purposes, the Company estimates grant-date fair value of stock options using the Black-Scholes-Merton (“BSM”) option-pricing model. The BSM option pricing model requires the input of highly subjective assumptions, including the fair value of the underlying common stock, the risk-free interest rates, the expected term of the option, the expected volatility of the price of the Company’s common stock and the expected dividend yield of the Company’s common stock.

(q)	Fair Value Measurement

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market.

QUANERGY SYSTEMS, INC.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•	Level 1 inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

•

Level 2 inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•

Level 3 inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

The following table sets forth the Company’s financial assets and liabilities that were measured at fair value, on a recurring basis (in thousands):

	December 31, 2021
	Level 1	Level 2	Level 3	Total
Financial Assets
Cash and cash equivalents:
Money market funds	$26,031	$—	$—	$26,031

Total assets	$26,031	$—	$—	$26,031
Financial Liabilities
Debt derivative liabilities	$—	$—	$26,189	$26,189

Total liabilities	$—	$—	$26,189	$26,189

	December 31, 2020
	Level 1	Level 2	Level 3	Total
Financial Assets
Cash and cash equivalents:
Money market funds	$7,515	$—	$—	$7,515

Total assets	$7,515	$—	$—	$7,515
Financial Liabilities
Debt derivative liability	$—	$—	$5,021	$5,021

Total liabilities	$—	$—	$5,021	$5,021

The fair value of accounts receivable, accounts payable, and accrued expenses approximated their carrying values as of December 31, 2021 and 2020, due to their short-term nature. The Company records long-term debt and long-term debt due to related parties on an amortized cost basis.

The fair value of the Convertible Notes was $99.0 million as of December 31, 2021. The carrying value of the Convertible Notes of $105.8 million, net of $38.6 million of unamortized debt discount and issuance costs, was recorded as long-term debt totaling $16.2 million, long-term debt - related party totaling $16.7 million, and short-term debt totaling $34.3 million as of December 31, 2021.

The fair value of the Convertible Notes was $45.1 million as of December 31, 2020. The carrying value of the Convertible Notes of $51.3 million, net of $11.9 million of unamortized debt discount and issuance

QUANERGY SYSTEMS, INC.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

costs, was recorded as long-term debt totaling $33.4 million and long-term debt - related party totaling $6.0 million as of December 31, 2020.

Level 3 instruments consist solely of the Company’s embedded derivative in the Company’s notes payable. The Company classifies its financial instruments within Level 3 of the fair value hierarchy due to lack of market data. See “Note 13 – Borrowing Arrangements” for details on the valuation of the embedded derivative in the convertible notes.

There were no transfers between Level 1, Level 2 or Level 3 fair value hierarchy categories of financial instruments for the years ended December 31, 2021 and 2020.

(r)	Net Loss Per Share of Common Stock

Basic and diluted net loss per share attributable to common stockholders is presented in conformity with the two-class method required for participating securities. The Company considers all series of its convertible preferred stock to be participating securities. Net loss is attributed to common stockholders and participating securities based on their participation rights. Net loss attributable to common stockholders is not allocated to the convertible preferred stock as the holders of the convertible preferred stock do not have a contractual obligation to share in any losses.

Under the two-class method, basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period.

Diluted earnings per share attributable to common stockholders adjusts basic earnings per share for the potentially dilutive impact of convertible preferred stock, stock options, restricted stock units, and convertible notes. As the Company has reported losses for all periods presented, all potentially dilutive securities including convertible preferred stock, stock options, restricted stock units, common stock warrants and convertible notes, are antidilutive and accordingly, basic net loss per share equals diluted net loss per share.

(s)	Derivative Liabilities

The Company evaluates the embedded conversion features within its convertible debt instruments under ASC 815-15 and ASC 815-40 to determine if the conversion feature meets the definition of a liability and, if so, whether to bifurcate the conversion feature and account for it as a separate derivative liability. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported in the statements of operations. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative instrument liabilities are classified in the balance sheet as current or non-current based on whether net-cash settlement of the derivative instrument could be required within twelve months after the balance sheet date. The derivative is subject to re-measurement at the end of each reporting period, with changes in fair value recognized as a component of other income (expense), net, in the consolidated statements of operations. The Company will continue to adjust the liability for changes in fair value until the earlier of the conversion or maturity of the debt instruments.

(t)	Recently Adopted Accounting Pronouncements

In August 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2018-15, Intangibles — Goodwill and Other — Internal Use Software (Subtopic 350-40):

QUANERGY SYSTEMS, INC.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. The intent of this pronouncement is to align the requirements for capitalizing implementation costs incurred in a cloud computing arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal use software as defined in ASC 350-40. Under ASU 2018-15, the capitalized implementation costs related to a cloud computing arrangement will be amortized over the term of the arrangement and all capitalized implementation amounts will be required to be presented in the same line items of the consolidated financial statements as the related hosting fees. The Company adopted the standard beginning January 1, 2021 on a prospective basis and this did not have a material impact on the Company’s consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and clarifies and amends existing guidance to improve consistent application. ASU 2019-12 will be effective for public entities for interim and annual periods beginning after December 15, 2020, with early adoption permitted. ASU 2019-12 will be effective for private entities for annual periods beginning after December 15, 2021, and interim periods beginning after December 15, 2020, with early adoption permitted. The Company is eligible to adopt ASU 2019-12 under the private company transition guidance beginning January 1, 2022, but the Company early adopted this ASU effective January 1, 2021. The adoption of this ASU did not have a material impact on the consolidated financial statements and related disclosures.

(u)	Accounting Pronouncements Not Yet Adopted

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which will require, among other items, a lessee to recognize in the consolidated balance sheet a liability to make lease payments (the lease liability) and a right-to-use asset representing its right to use the underlying asset for the lease term. Qualitative and quantitative disclosures will be enhanced to better understand the amount, timing and uncertainty of cash flows arising from leases. The Company adopted this new guidance on January 1, 2022, using the modified retrospective approach.

The adoption of Topic 842 resulted in recognition of operating lease right-of-use assets and operating lease obligations that are not expected to have a material impact on our balance sheet, results of operations and cash flows. The Company’s operating leases primarily comprise of office facilities, with the most significant leases relating to corporate headquarters in Sunnyvale, CA.

In June 2016, the FASB issued ASU 2016-13, Financial instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, and subsequent related ASUs, which amends the guidance on the impairment of financial instruments by requiring measurement and recognition of expected credit losses for financial assets held. ASU 2016-13 is effective for public and private companies’ fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2019, and December 15, 2022, respectively. The Company expects to adopt ASU 2016-13 under the private company transition guidance beginning January 1, 2023. The Company does not expect the adoption of this guidance to have a material impact on the consolidated financial statements and related disclosures.

In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies the accounting for convertible instruments by reducing the number of accounting models available for convertible debt instruments. This guidance also eliminates the treasury stock method to calculate diluted earnings per share for convertible instruments and requires the use of the if-converted method. ASU 2020-06 is effective for

QUANERGY SYSTEMS, INC.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

public and private companies’ fiscal years beginning after December 15, 2021, and December 15, 2023, respectively, and interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company is currently evaluating the timing of adoption and the impact on the consolidated financial statements.

In May 2021, the FASB issued ASU 2021-04, Earnings Per Share (Topic 260), Debt—Modifications and Extinguishments (Subtopic 470-50), Compensation—Stock Compensation (Topic 718), and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options (a consensus of the FASB Emerging Issues Task Force). This guidance clarifies certain aspects of the current guidance to promote consistency among reporting of an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options (for example, warrants) that remain equity classified after modification or exchange. The amendments in this update are effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted for all entities, including adoption in an interim period. The Company does not expect the adoption of this guidance to have a material impact on the consolidated financial statements and related disclosures.

(3)	Inventory

Inventory consists of the following (in thousands):

	As of December 31,
	2021	2020
Raw materials	$2,292	$2,993
Work in progress	578	647
Finished goods	372	1,177

Total inventory	$3,242	$4,817

(4)	Property and Equipment, net

Property and equipment, net consists of the following (in thousands):

	As of December 31,
	2021	2020
Machinery and equipment	$5,568	$5,555
Furniture and fixtures	182	182
Computer equipment	1,008	973
Computer software	35	36
Leasehold improvements	349	349

Total property and equipment	7,142	7,095
Less accumulated depreciation and amortization	(5,234)	(4,286)

Total property and equipment, net	$1,908	$2,809

Depreciation and amortization expense totaled $0.9 million and $1.2 million for the years ended December 31, 2021 and 2020, respectively.

QUANERGY SYSTEMS, INC.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(5)	Accrued Expenses

Accrued expenses consist of the following (in thousands):

	As of December 31,
	2021	2020
Accrued payroll	$1,520	$1,325
Accrued expenses	696	577
Warranty reserve	181	181
Other accrued expenses	38	5

Total accrued expenses	$2,435	$2,088

(6)	Other Current Liabilities

Other current liabilities consist of the following (in thousands):

	As of December 31,
	2021	2020
Deferred revenue	$72	$67
Customer deposits	200	200
Restructuring liability	293	293
Embedded derivative liability	172	—

Total other current liabilities	$737	$560

(7)	Other Long-term Liabilities

The other long-term liabilities consist of the following (in thousands):

	As of December 31,
	2021	2020
Customer deposits	$750	$850
Restructuring liability	49	342
Other long-term liabilities	4	44

Total other long-term liabilities	$803	$1,236

(8)	Employee Benefit Plan

The Company sponsors a 401(k) defined contribution plan (“401(k) Plan”) for its eligible employees. This 401(k) Plan provides for tax-deferred salary deductions for all eligible employees. Employee contributions are voluntary. Employees may contribute the maximum amount allowed by law, as limited by the annual maximum amount as determined by the Internal Revenue Service. The Company may match employee contributions in amounts to be determined at the Company’s sole discretion. The Company made no contributions to the 401(k) Plan for the years ended December 31, 2021 and 2020.

(9)	Restructuring Costs

For the year ended December 31, 2019, the Company entered into a restructuring plan to consolidate some of its facilities, dispose of certain property and equipment and terminate certain employees. As part of the

QUANERGY SYSTEMS, INC.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

restructuring plan, the Company entered into a Lease Termination Agreement to early terminate an existing facility lease. As part of the Lease Termination Agreement, the Company ceased use of the facility and vacated the premises in November 2019. Future payments under the Lease Termination Agreement are detailed in “Note 15 – Commitments and Contingencies.”

The Company did not incur any restructuring costs for the years ended December 31, 2021 and 2020.

The following table summarizes the activity related to the restructuring costs liability account for the years ended December 31, 2021 and 2020 (in thousands):

	Year ended December 31,
	2021	2020
Balance at January 1	$635	$1,047
Cash payments	(293)	(412)

Balance at December 31	$342	$635

(10)	Other Income (Expense), Net

Other income (expense), net consists of the following (in thousands):

	Year ended December 31,
	2021	2020
Loss on issuance of convertible notes	$—	$(26)
Gain on forgiveness of PPP loan	2,515	—
Remeasurement of fair value for debt derivative liability	(3,628)	1,402
Other	40	44

Total other income (expense), net	$(1,073)	$1,420

(11)	Common Stock

As of December 31, 2021, the Company has authorized the issuance of 20,637,620 shares of common stock.

The Company has reserved shares of common stock for issuance related to the following convertible preferred stock, stock options, warrants, restricted stock units (“RSUs”) and future grants:

	As of December 31,
	2021	2020
Series Seed convertible preferred stock	2,231,248	2,231,248
Series Seed-2 convertible preferred stock	495,417	495,417
Series A convertible preferred stock	3,233,871	3,233,871
Series A+ convertible preferred stock	790,500	790,500
Series B convertible preferred stock	778,839	778,839
Series C convertible preferred stock	165,237	165,237
Common stock warrants	3,156,705	911,421
Stock options and RSUs, issued and outstanding	3,932,325	2,620,688
Common stock authorized for future issuance	-127	225,298

	14,784,015	11,452,519

QUANERGY SYSTEMS, INC.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

The authorized share limit is increased by the Company whenever the number of common shares authorized is not sufficient to cover what has been issued and granted. An increase to total authorized shares of common stock is detailed in “Note 20 – Subsequent Events”.

Common Stock Warrants

As of December 31, 2021, the Company had the following common stock warrants outstanding to purchase shares of the Company’s common stock (in thousands, except for share and per share amounts):

Date of issue	Shares	Exercise Price	Fair Value at Issuance, Net	Expiration
February 2021	1,623,303	$0.01	$21,971	March 24, 2025
March, August, and October 2020	909,097	$0.01	$7,211	March 24, 2025

	2,532,400		$29,182

In November 2019, the Company issued warrants to purchase 2,324 shares of the Company’s common stock with an exercise price of $0.01 per share in connection with early termination of a lease facility. These warrants were exercised in September 2021.

During fiscal year 2020, the Company issued warrants to purchase 909,097 shares of the Company’s common stock with an exercise price of $0.01 per share in conjunction with the issuance of $16.1 million convertible promissory notes (the “2023 Initial Notes”). These warrants expire in March 2025.

The common stock warrants are valued using the Black-Scholes model at $16.28 at issuance. The Company allocated the proceeds from the issuance of the 2023 Initial Notes between the convertible notes and the common stock warrants on a relative fair value basis. The Company allocated approximately $7.2 million to the common stock warrants, included within additional paid-in capital on the consolidated balance sheets. The warrants are not remeasured in future periods as they meet the conditions for equity classification. See “Note 13 – Borrowing Arrangements” for additional details on the 2023 Initial Notes.

In February 2021, the Company issued warrants to purchase 1,623,303 shares of common stock in conjunction with the issuance of $48.7 million in convertible promissory notes (the “Extension Notes”). These Extension Notes have similar terms to the 2023 Initial Notes (the “2023 Initial Notes”, together with the “Extension Notes”, referred to as the “2023 Notes”).

These warrants are exercisable for shares of common stock at $0.01 per share and expire in March 2025. The common stock warrants are valued using the Black-Scholes model at $25.26 at issuance. The Company allocated the proceeds from the issuance of the Extension Notes between the convertible notes and the common stock warrants on a relative fair value basis. The Company allocated approximately $22.0 million to the common stock warrants, included within additional paid-in capital on the consolidated balance sheets. The warrants are not remeasured in future periods as they meet the conditions for equity classification. See “Note 13 – Borrowing Arrangements” for additional details on the Extension Notes.

In June 2021, the Company issued warrants to purchase 624,305 shares of common stock of the Company, subject to adjustment, in conjunction with the Sensata Collaboration Agreement. These warrants are exercisable for shares of common stock at $0.01 per share and expire in June 2026. These warrants become exercisable into shares of the new Company after the Close of the Merger Agreement. Refer to “Note 1. (c) Business Combination” and “Note 19 – Related Party Transactions” for additional details.

QUANERGY SYSTEMS, INC.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

The following assumptions were used to calculate the fair value of the common stock warrants issued:

Expected term	3.0 years
Expected volatility	42.9%
Risk-free interest rate	0.18%-0.41%
Expected dividends	0.0%

(12)	Convertible Preferred Stock

As of December 31, 2021 and 2020, the Company’s convertible preferred stock consisted of the following (in thousands, except share data):

	As of December 31, 2021 and December 31, 2020
	Authorized shares	Shares issued and outstanding	Proceeds, net of issuance costs	Aggregate liquidation preference
Shares designated as:
Series Seed convertible preferred stock	2,231,248	2,231,248	$3,421	$3,500
Series Seed-2 convertible preferred stock	495,417	495,417	965	1,000
Series A convertible preferred stock	3,233,871	3,233,871	29,921	30,000
Series A+ convertible preferred stock	790,500	790,500	9,883	10,000
Series B convertible preferred stock	778,839	778,839	89,470	89,896
Series C convertible preferred stock	165,237	165,237	16,260	23,648

	7,695,112	7,695,112	$149,920	$158,044

A complete description of the rights, preferences, privileges and restrictions of the convertible preferred stock are in the amended and restated articles of incorporation. Significant rights and preferences of the outstanding convertible preferred stock are as follows:

Conversion – All of the convertible preferred stock instruments are convertible at the option of the holder at any time, or immediately upon the closing of a firm commitment underwritten public offering in which the gross cash proceeds to the Company are at least $50 million with a per share price in excess of the Series C original issue price. Given that the conversion price is currently fixed, the Company would issue a fixed number of shares of common stock to settle the convertible preferred stock, unless a down round of common stock is issued, in which case the conversion price would be adjusted to maintain the value of preferred stock converted to common stock. The conversion price for each outstanding share of Series Seed, Series Seed-2, Series A, Series A+, Series B and Series C convertible preferred stock is $1.57, $2.02, $9.28, $12.65, $115.42 and $143.12, respectively.

Redemption – The convertible preferred stock does not contain any mandatory redemption features, however, they may be redeemed upon an event that is not solely within the control of the Company. As such, the convertible preferred stock is classified as temporary equity (mezzanine equity) in the accompanying consolidated financial statements.

Dividends – Holders of the convertible preferred stock are entitled to receive noncumulative cash dividends in preference to any dividend on the common stock, at the rate of 8% per annum of the original issue price, when and as declared by the Board of Directors. To date, no dividends have been declared.

Liquidation Preference – Upon a liquidation event, the Company’s assets will be distributed to holders of convertible preferred stock, in preference to the holders of common stock, in the following order: (i) first, to

QUANERGY SYSTEMS, INC.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

the holders of Series C convertible preferred stock at a per share amount equal to the greater of (y) the original issue price plus any declared but unpaid dividends, or (z) the amount such holders would have received had they converted their convertible preferred stock into common stock immediately prior to such event, (ii) then, to holders of Series B convertible preferred stock at a per share amount equal to the greater of (y) the original issue price plus any declared but unpaid dividends, or (z) the amount such holders would have received had they converted their convertible preferred stock into common stock immediately prior to such event, and (iii) then, on a pari passu basis, among the holders of Series A convertible preferred stock, Series A+ convertible preferred stock, Series Seed convertible preferred stock and Series Seed-2 convertible preferred stock at a per share amount equal to the greater of (y) the applicable original issue price plus any declared but unpaid dividends, or (z) the amount such holders would have received had they converted their convertible preferred stock into common stock immediately prior to such event. Any remaining assets shall be distributed among the holders of common stock pro rata, based on the number of shares of common stock held by each.

Voting – Each share of convertible preferred stock is entitled to one vote for each share of common stock into which such share of convertible preferred stock is convertible.

(13)	Borrowing Arrangements

Convertible Notes

2022 Notes

The Company issued convertible promissory notes of $24.8 million in March 2018 and $0.7 million in June 2018 (the “2022 Notes”) to various investors. The 2022 Notes are secured by a security agreement and mature in March 2022, unless earlier converted at the option of the investors.

The principal amount shall accrue interest at 1.5% per annum, payable biannually, and additional interest at 8.0% per annum, which will be added to the principal and compounded on each payment date. Prior to maturity, the investors may elect to convert all or a portion of the outstanding principal and accrued and unpaid interest on the 2022 Notes to equity based on various conversion events.

The 2022 Notes contain an embedded derivative representing the debt conversion features and the fair value of the derivative which was recorded as a liability with an offsetting amount recorded as a debt discount against the carrying value of the 2022 Notes. The debt discount is amortized to interest expense over the term of the 2022 Notes, using the effective interest rate method. The derivative liability is re-valued at the end of each reporting period using a probability-weighted discounted cash flow model. The model used in valuing this derivative liability requires the use of significant estimates and assumptions including but not limited to: 1) expected cash flows the Company expects to go to the noteholders; 2) the Company’s risk adjusted discount rates; and 3) the probability of a change in control occurring during the term of the 2022 Note, and when it would occur. Changes in the estimated fair value of the derivative liability are recorded in other income (expense), net, on the accompanying consolidated statements of operations.

As of December 31, 2021 and 2020, the fair value of the derivative liability was $0.2 million and $0.5 million and is recorded in other current liabilities and derivative liability on the consolidated balance sheets, respectively.

QUANERGY SYSTEMS, INC.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

The estimated fair value of the embedded derivative is as follows (in thousands):

Embedded derivative liability
Fair value as of December 31, 2019	$1,192
Change in fair value	(643)

Fair value as of December 31, 2020	549
Change in fair value	(377)

Fair value as of December 31, 2021	$172

The Company incurred approximately $0.9 million of fees related to issuance of the 2022 Notes in the form of advisor fees, legal fees and other related expenses. These costs were recorded as debt discount and are being amortized to interest expense over the term of the 2022 Notes, using the effective interest rate method.

The following table represents the total amount of interest expense recognized in interest expense, net on the consolidated statements of operations (in thousands):

	Year ended December 31,
	2021	2020
Contractual interest expense	$3,074	$2,850
Amortization of debt discount	560	519
Amortization of debt issuance costs	233	233

	$3,867	$3,602

2023 Notes

In 2020, the Company issued convertible promissory notes of approximately $8.1 million in March 2020, $7.5 million in August 2020 and $0.5 million in October 2020 to various investors, which mature in March 2023 (the “2023 Initial Notes”). In conjunction with the 2023 Initial Notes, the Company issued 909,097 common stock warrants. The Company issued additional convertible promissory notes of approximately $48.7 million in February 2021 to various investors, which also mature in March 2023 (the “Extension Notes”). In conjunction with the Extension Notes, the Company issued 1,623,303 common stock warrants. See “Note 11 – Common Stock” for additional details.

The principal amount of the outstanding balance on the 2023 Initial Notes and the Extension Notes (together, the “2023 Notes”) shall accrue interest at 10.0% per annum, payable at maturity in March 2023. Prior to maturity, the 2023 Notes may be redeemed for an amount equal to 200% of the principal amount of the outstanding balance and the unpaid accrued interest in the event of a change in control, or converted, either voluntarily at the option of the investor or automatically to equity based on various conversion events.

In accounting for the issuance of the 2023 Notes, the Company separated the 2023 Notes into liability and equity components, consisting of embedded derivatives representing the redemption and conversion features, and common stock warrants, respectively. The fair value of the derivatives were calculated using the “with and without” method. The key valuation assumptions used consist of the discount rate and the probability of the occurrence of various conversion events. The fair value of the liability and equity components exceeded the 2023 Initial Notes gross proceeds therefore, the fair value of the components were allocated on a relative fair value basis. At issuance of the 2023 Initial Notes, the derivative liability and common stock warrants received relative fair value allocations of $5.2 million and $7.2 million,

QUANERGY SYSTEMS, INC.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

respectively, with the offset to debt discount, and the remaining immaterial balance was recorded as a loss in other income (expense), net on the consolidated statements of operations. At issuance of the Extension Notes, the fair value of the liability and equity components were $17.5 million and $22.0 million respectively.

The derivative liabilities are re-valued at the end of each reporting period. Changes in the estimated fair value of the derivatives are recorded in other income (expense), net, on the accompanying consolidated statements of operations. As of December 31, 2021, the fair value of the derivative liability related to the 2023 Notes was $26.0 million, recorded in derivative liability on the consolidated balance sheet.

The equity component is included in additional paid-in capital on the consolidated balance sheet. The equity component is not remeasured.

The 2023 Notes issuance costs were approximately $0.4 million, consisting of advisor fees, legal fees and other related expenses. The Company allocated the total amount incurred to the liability and equity components on a relative fair value basis, resulting in $0.3 million allocated to the liability component and recorded as debt discount and approximately $0.1 million to the equity component. The residual amount was immaterial and was allocated to loss on issuance of the 2023 Notes.

For the year ended December 31, 2021, the Company recorded $4.0 million in other income (expense), net, to reflect the change in the fair value of the derivative liabilities.

The estimated fair value of the embedded derivative is as follows (in thousands):

Embedded derivative liability
Fair value as of December 31, 2019	$—
Additions	5,231
Change in fair value	(759)

Fair value as of December 31, 2020	4,472
Additions	17,540
Change in fair value	4,005

Fair value as of December 31, 2021	$26,017

The following table represents the total amount of interest cost recognized relating to the 2023 Notes for the years ended December 31, 2021 and 2020 (in thousands):

	December 31,
	2021	2020
Contractual interest expense	$5,895	$923
Accretion of debt discount	11,639	104
Accretion of debt issuance costs	87	1,714

	$17,621	$2,777

Paycheck Protection Program Loan

In May 2020, the Company was granted a loan under the Paycheck Protection Program offered by the Small Business Administration (“SBA”) under the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”), section 7(a)(36) of the Small Business consolidated Act for approximately $2.5 million. The loan was

QUANERGY SYSTEMS, INC.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

evidenced by a promissory note and bore interest at 1% with no payments for the first 6 months. Monthly payments of principal and interest of approximately $0.1 million were slated to begin in December 2020, subject to deferral as the Company had applied for debt forgiveness, and continue through maturity in April 2022, if required. The loan was subject to partial or full forgiveness if the Company used all proceeds for eligible purposes; maintained certain employment levels; and maintained certain compensation levels in accordance with and subject to the CARES Act and the rules, regulations and guidance. The Company initially applied for the PPP loan to be forgiven in December 2020, with responses to SBA inquiries and final application submitted in January 2021. On June 14, 2021, the PPP Loan was forgiven in full, for the principal amount of $2.5 million and interest of approximately $28 thousand that had accrued from the funding date of April 30, 2020 through the forgiveness date. For the year ended December 31, 2021, the Company recognized a gain of $2.5 million from extinguishment of the full amount of the PPP Loan, included in other income (expense), net in the consolidated statements of operations.

The following table summarizes the Company’s outstanding borrowing arrangements:

	As of December 31,
	2021	2020
2022 Notes	$34,355	$31,741
2023 Notes	71,633	17,037
PPP Loan	—	2,515

	105,988	51,293
Less: Unamortized debt issuance costs and discounts	(38,853)	(11,893)

	$67,135	$39,400

(14)	Stock-Based Compensation

In January 2013, the Board adopted the 2013 Stock Incentive Plan (“the Plan”), which was subsequently approved by the Company’s stockholders. The Company initially reserved a total of 500,000 shares of common stock for issuance under the Plan. Between October 2014 and December 2021, through multiple amendments approved by the company’s stockholders, the share reserve was increased to 4,604,101 shares of common stock. Additionally, in July 2020, the Company’s stockholders approved amendments to the Plan to add restricted stock units as a form of equity compensation award under the plan.

The Plan permits the granting of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock or restricted stock units to employees, directors, and service providers at exercise prices not less than 100% of fair market value at the date of grant. The Board of Directors, at its sole discretion, shall determine the exercise price.

Options granted under the Plan expire 10 years from the date of grant. First time grants of incentive stock options and non-statutory options generally vest at a rate of 25% on the first anniversary of the grant date and then ratably monthly over the next three years. Upon termination of employment, any unvested options are automatically returned to the Company. In general, vested options that were not exercised within three months after termination are surrendered back to the Company. These options are added back to the Plan and made available for future grants. For the years ended December 31, 2021 and 2020, the Company granted zero new options and 0.5 million new options, respectively. The weighted average fair value of options granted for the year ended December 31, 2020, was $9.22 per share. The aggregate intrinsic value of options exercised for the years ended December 31, 2021 and 2020, was $0.2 million and $0.1 million, respectively.

QUANERGY SYSTEMS, INC.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

A summary of option activity under the Plan is as follows:

	Options outstanding
	Number of shares	Weighted average exercise price per share	Weighted average contractual term (in years)	Aggregate intrinsic value (in thousands)
Outstanding - December 31, 2019	1,143,755	$39.80	6.99	$55,114
Options granted	496,135	49.43
Options exercised	(8,000)	4.29
Options cancelled	(523,109)	75.50
Options expired	(9,456)	41.53

Outstanding - December 31, 2020	1,099,325	$27.40	6.44	$6,237
Options granted	—
Options exercised	(20,000)	3.70
Options cancelled	(39,894)	42.98
Options expired	(20,149)	49.43

Outstanding - December 31, 2021	1,019,282	$26.81	5.13	$13,165

Vested and exercisable - December 31, 2021	896,076	$23.70	4.78	$13,165

Vested and expected to vest - December 31, 2021	1,019,282	$26.81	5.13	$13,165

As of December 31, 2021 and 2020, there was a total of $4.2 million and $8.4 million, respectively, of unrecognized employee compensation costs related to non-vested stock option awards, which is expected to be recognized over a weighted-average period of approximately 1.33 and 2.14 years, respectively.

2020 Stock Option Modification

On April 2, 2020, the Company’s Board of Directors passed a resolution to reprice outstanding stock options (“2020 Modification”), wherein the Company modified 342,735 stock options to reduce the exercise price of each underwater option to $49.43 per share to reflect the fair value as of January 31, 2020. As a result, 100% of the options outstanding under the 2013 incentive plan that were granted from April 2018 through August 2019 were modified on April 2, 2020, to reflect an exercise price of $49.43 per share.

The incremental fair value of the modified options is recognized as stock-based compensation expense. On the date of the modification, the fair value of the modified options exceeded the fair value of the original options by $1.5 million, of which $0.4 million was recognized in the consolidated statements of operations in 2020. The Company will recognize the remaining unrecognized non-cash compensation cost related to the 2020 Modification over the remaining requisite service period of the modified options.

Determination of Fair Value

The Company estimates grant-date fair value of stock options using the BSM option-pricing model. The determination of the fair value of each stock award using this option-pricing model is affected by the Company’s assumptions regarding a number of complex and subjective variables. These variables include, but are not limited to, the expected stock price volatility over the term of the awards. Stock-based compensation is measured at the grant date based on the fair value of the award and is recognized as

QUANERGY SYSTEMS, INC.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

expense on a straight-line basis over the requisite service period, which is generally the vesting period of the respective award.

The following assumptions were used to calculate the fair value of stock-based compensation:

	Year ended December 31,
	2021	2020
Expected term	0.5 – 6.5 years	0.5 – 6.5 years
Expected volatility	40.4% – 63.6%	40.4% – 63.6%
Risk-free interest rate	0.1% – 3.1%	0.1% – 1.5%
Expected dividends	0.0%	0.0%

Expected term — The Company has opted to use the “simplified method” for estimating the expected term of options, whereby the expected term equals the arithmetic average of the vesting term and the original contractual term of the option (generally 10 years).

Expected volatility — Due to the Company’s limited operating history and a lack of company specific historical and implied volatility data, the Company has based its estimate of expected volatility on the historical volatility of a group of peer companies that are publicly traded. The historical volatility data was computed using the daily closing prices for the selected companies’ shares during the equivalent period of the calculated expected term of the stock-based awards.

Risk-free interest rate — The risk-free rate assumption is based on U.S. Treasury instruments with maturities similar to the expected term of the Company’s stock options.

Expected dividends — The Company has not issued any dividends in its history and does not expect to issue dividends over the life of the options and therefore has estimated the dividend yield to be zero.

Fair value of common stock — The fair value of the shares of common stock underlying the stock-based awards has historically been determined by the Board of Directors, with input from management. Because there has been no public market for the Company’s common stock, the Board of Directors has determined the fair value of the common stock on the grant-date of the stock-based award by considering a number of objective and subjective factors. Such factors include a valuation of the Company’s common stock performed by an unrelated third-party specialist, valuations of comparable companies, sales of the Company’s convertible preferred stock to unrelated third-parties, operating and financial performance, the lack of liquidity of the Company’s capital stock, as well as general and industry-specific economic outlooks.

Performance-based Restricted Stock Units

The Company began issuing restricted stock units in fiscal year 2020 and restricted stock awards in fiscal year 2021. The following tables summarize the restricted stock activity under the Plan:

	Restricted Stock Units (“RSU”)
	Number of shares	Weighted-average grant date fair value
Outstanding as of December 31, 2019	—	$—
Granted	1,561,803	16.29
Vested	—	—
Forfeited or cancelled	(40,440)	16.29

Outstanding as of December 31, 2020	1,521,363	16.29

QUANERGY SYSTEMS, INC.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

	Restricted Stock Units (“RSU”)
	Number of shares	Weighted-average grant date fair value
Granted	1,462,766	$28.26
Forfeited or cancelled	(70,959)	25.70

Outstanding as of December 31, 2021	2,913,170	$26.76

	Restricted Stock Awards (“RSA”)
	Number of shares	Weighted-average grant date fair value
Outstanding as of December 31, 2020	—	$—
Granted	300,000	26.35
Vested	(300,000)	26.35
Forfeited or cancelled	—	—

Outstanding as of December 31, 2021	—	$—

For the year ended December 31, 2021, the Company issued 1,462,766 restricted stock units (“RSUs”) and 300,000 restricted stock awards (“RSAs”) to employees and non-employees. Unlike RSUs, the RSAs are entitled to voting rights and dividend rights prior to satisfaction of vesting conditions. Therefore, the RSAs are considered issued and outstanding at issuance. 665,431 RSUs and 300,000 RSAs were issued to non-employees in exchange for advisory services, with an aggregate fair value of $25.4 million.

For the year ended December 31, 2021, $7.9 million of stock-based compensation expense related to RSA’s vested was recorded in general and administrative expenses on the consolidated statement of operations. The RSAs granted are subject to service-based vesting condition to be satisfied over six months.

The remaining 797,335 RSUs issued to employees have a fair value of $23.8 million. The RSUs granted are subject to service-based and performance-based vesting conditions. The service-based vesting condition for these RSUs range from nine months to four years, while the performance-based vesting condition is satisfied on the earlier of consummating an initial public offering (“IPO”), the closing of a merger with a SPAC, a change in control event or the Company’s equity securities become publicly traded on a nationally recognized exchange other than pursuant to an IPO, SPAC transaction or a change in control event.

The Company amended all outstanding RSUs issued prior to March 2021 such that each share scheduled to vest on a monthly vest date will now accelerate and vest on February 15, May 15, August 15 and November 15, preceding the applicable monthly vesting date. This amendment resulted in a modification, the effect of which is to change the grant date fair value to $25.26 for all outstanding RSUs on the modification date, reflecting the fair value on the date of modification.

As of December 31, 2021, the Company determined that the performance-based vesting conditions were not probable. Total unrecognized stock-based compensation cost of $77.9 million related to unvested RSUs is expected to be recognized upon vesting and satisfaction of the performance condition. See “Note 20 – Subsequent Events” for consummation of the SPAC transaction, the underlying for satisfaction of the performance condition.

QUANERGY SYSTEMS, INC.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

Stock-based compensation expense

The following table summarizes stock-based compensation expense and its allocation within the accompanying consolidated statements of operations (in thousands):

	Year ended December 31,
	2021	2020
Cost of goods sold	$193	$100
Research and development	1,717	2,225
Sales and marketing	858	1,294
General and administrative	9,204	1,824

Total stock-based compensation expense	$11,972	$5,443

(15)	Commitments and Contingencies

Operating Leases

The Company leases its facilities under non-cancelable operating lease agreements. The Company recognizes rent expense on a straight-line basis over the lease period and has accrued for rent expense incurred but not paid. Rent expense was $0.7 million and $0.7 million for the years ended December 31, 2021 and 2020, respectively.

In November 2019, the Company entered into a Lease Termination Agreement in order to terminate the remaining obligation under one of its facility leases. The Lease Termination Agreement calls for future monthly payments in varying amounts into 2023.

Future minimum lease payments under non-cancelable operating leases, and future payments under the Lease Termination Agreement, as of December 31, 2021 are as follows (in thousands):

	Operating Leases	Lease Termination Agreement
2022	$459	$293
2023	4	49
2024 and thereafter	—	—

Total minimum payments	$463	$342

Vendor Contract Liability

In October 2017, the Company entered into an agreement with a contract manufacturer for production of various sub-assemblies and final assemblies of the Company’s M8 and S3 product lines. The contract manufacturer procures parts to fulfill the forecasted demand of the Company, holding title and risk of loss to the inventory.

The terms of the agreement specify that the Company may be liable for this inventory should it not place orders for units sufficient to consume this inventory, or in varying amounts based on the termination of the agreement at any time by either party. The contract manufacturer holds $1.6 million and $2.9 million of inventory at cost subject to this agreement as of December 31, 2021 and 2020, respectively. In 2018 the Company and the contract manufacturer identified $1.2 million worth of inventory as excess and obsolete

QUANERGY SYSTEMS, INC.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(“excess inventory”), out of which $0.9 million worth of excess inventory was bought back by the Company during 2019. For the balance of excess inventory, the Company has recorded a liability totaling $0.3 million within accrued expenses on the consolidated balance sheet as of December 31, 2021 and 2020.

Legal Matters

The Company is a party to various legal proceedings and claims which arise in the ordinary course of business. The Company records a liability when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. If the Company determines that a loss is reasonably possible and the loss or range of loss can be reasonably estimated, the Company discloses the reasonably possible loss.

In response to allegations of patent infringement and threats of litigation by one of its competitor (“Complainant”), the Company filed a complaint in the Northern District of California seeking a declaratory judgment of non-infringement of the complainant’s patent (patent # 7969558). The Complainant filed an answer and counterclaim seeking injunctions and damages for an unspecified amount. The Company answered the counterclaims asserting that the patent claims are not valid and also filed two petitions for inter parties review (“IPR”) before the Patent Trial and Appeal Board (“PTAB”), which were instituted in May 2018. All briefing and the oral hearing in the PTAB proceedings have concluded. On May 23, 2019, the PTAB issued Final Written Decisions finding all petitioned claims are not invalid. On June 24, 2019, the Company filed a Request for Rehearing in response to the Final Written Decision. On May 23, 2020, the Board denied the Request for Rehearing.

Quanergy filed an appeal to the Court of Appeals for the Federal Circuit (“CAFC”) for each IPR (consolidated as docket no. CAFC-20-2070). Oral argument was held on July 7, 2021. On February 4, 2022, the CAFC affirmed the decision of the PTAB. This litigation, as with any other litigation, is subject to uncertainty and an unfavorable outcome may result in a material adverse impact on our business, results of operations, financial position, and overall trends.

In the fourth quarter of 2020, the Company started engaging in discussions with the Complainant for a potential out of court settlement related to the ongoing legal proceeding discussed above, in order to avoid future significant legal expenses. The Company determined that it had incurred a liability as of December 31, 2020 and recorded an estimated potential loss for this case in the amount of $2.5 million, recorded in general and administrative expenses on the consolidated statement of operations. As of the current date, negotiations have ceased and no settlement has been reached. The Company will continue to monitor developments on this case and record any necessary adjustments to reflect the effect of negotiations, settlements, rulings, advice of legal counsel, and other information and events pertaining to a particular case in the period they become known.

Employee Retention Plan

In November 2019, the Company adopted an employee retention plan (“Retention Plan”). Key employees as determined by the Board of Directors are eligible to participate in the Retention Plan, and have the right to payment of a retention bonus upon the occurrence of a covered transaction as defined in the Retention Plan, which includes a change in control or IPO. The Retention Plan is an unfunded plan and the participants must be employed at the time of the covered transaction to be eligible to receive payment. The Company recognizes the retention plan related expense based on the best estimate of occurrence of a covered transaction. This estimate is revised periodically based on continuation of employment and other factors such as likelihood of occurrence of a covered transaction etc. The amount of retention bonus available to active participants in the Retention Plan upon the occurrence of a covered transaction was $4.9 million as of December 31, 2021.

QUANERGY SYSTEMS, INC.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(16)	Segment Reporting and Geographic Information

The Company conducts its business in one operating segment that designs, develops and produces LiDAR sensors used in intelligent real-time 3D object detection and classification solutions. The Company’s Chief Executive Officer (“CEO”) is the Chief Operating Decision Maker (“CODM”). The CODM allocates resources and makes operating decisions based on financial information presented on a consolidated basis. The profitability of the Company’s product group is not a determining factor in allocating resources and the CODM does not evaluate profitability below the level of the consolidated company. Revenue by geographical region is as follows:

	Year ended December 31,
	2021	2020
Americas	$1,043	$1,372
Asia	1,898	842
Europe, Middle East and Africa	987	801

Total net sales	$3,928	$3,015

All long-lived assets are maintained in, and all losses are attributable to, the United States of America.

(17)	Income Taxes

The components of the Company’s loss before income taxes are as follows (in thousands):

	Year ended December 31,
	2021	2020
United States	$(63,661)	$(36,004)
International	143	176

	$(63,518)	$(35,828)

The components of the provision for income taxes are as follows (in thousands):

	Year ended December 31,
	2021	2020
Current tax expense:
Federal	$—	$—
State	2	2
International	24	5

Total provision for income taxes	$26	$7

QUANERGY SYSTEMS, INC.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

The provision for income taxes differ from the amounts computed by applying the U.S. federal income tax rate to income loss before income taxes for the following reasons:

	Year ended December 31,
	2021	2020
Federal tax at statutory rate	21.00%	21.00%
State, net of federal benefit	—	—
Permanent differences	(0.39)	1.53
Stock-based compensation	(3.36)	(1.62)
Uncertain tax positions	(0.81)	(1.03)
General business credits	1.15	1.44
Valuation allowance	(10.53)	(17.97)
Disqualified interest on debt	(7.10)	(3.37)

Effective tax rate	(0.04)%	(0.02)%

The Company’s effective tax rate could also fluctuate due to changes in the valuation of its deferred tax assets or liabilities, or by changes in tax laws, regulations, and accounting principles.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and tax effects of net operating loss and credit carryforwards. Significant components of deferred tax assets (liabilities) are as follows (in thousands):

	Year ended December 31,
	2021	2020
Net operating loss carryforwards	$53,359	$45,461
Tax credit carry forwards	5,941	5,117
Accruals and reserves	3,222	3.631
Stock-based compensation	2,197	1,491

Gross deferred tax assets	64,719	55,700
Valuation allowance	(64,385)	(55,232)

Net deferred tax assets	334	468

Depreciation and amortization	(334)	(468)

Gross deferred tax liabilities	(334)	(468)

Total net deferred tax assets (liabilities)	$—	$—

A valuation allowance is provided when it is more likely than not that the deferred tax assets will not be realized. The Company has established a valuation allowance to offset the gross deferred tax assets as of December 31, 2021 and 2020, due to the uncertainty of realizing future tax benefits from its domestic net operating loss carryforwards and other domestic and foreign deferred tax assets. The valuation allowance increased by $9.2 million for the year ended December 31, 2021 and increased by $7.9 million for the year ended December 31, 2020.

QUANERGY SYSTEMS, INC.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

As of December 31, 2021, the Company has net operating loss carryforwards (“NOL”) of approximately $204.7 million for federal and $151.1 million for state tax purposes. If not utilized, these carryforwards will begin to expire in 2033 for both federal and state tax purposes. Of the $204.7 million of federal NOL, $77.4 million pertains to losses generated for the years 2017 and prior, which will begin to expire in 2033 if not utilized, and $127.3 million is the amount generated subsequent to December 31, 2017, which has an indefinite life.

As of December 31, 2021, the Company has research and development tax credit carryforwards of approximately $5.7 million for federal and $4.7 million for state income tax purposes. If not utilized, the federal tax credit carryforward will expire in various amounts beginning in 2033. The California tax credit can be carried forward indefinitely.

As of December 31, 2021, the Company has Canada scientific research and experimental development (“SR&ED”) investment tax credit carryforwards of approximately $233 thousand which will begin to expire in 2037 if not utilized. The Company also has a Canada SR&ED expenditure carryforward of $147 thousand which has an indefinite life.

The Tax Reform Act of 1986 limits the use of net operating loss and tax credit carryforwards in certain situations where equity transactions resulted in a change of ownership as defined by Internal Revenue Code Section 382. The Company has performed a Section 382 study as of December 31, 2020. The study results reflect ownership changes occurred on March 7, 2014 and December 3, 2020; however, there is no impairment to the NOL’s or R&D credits as a result of the ownership changes identified.

As of December 31, 2021, the Company’s earnings from its foreign subsidiaries are considered to be indefinitely reinvested and, accordingly, no provision for federal or state income taxes have been provided thereon. Due to the Transition Tax and Global Intangible Low-Taxed Income (“GILTI”) as enacted by the Tax Cuts and Jobs Act, those foreign earnings will not be subject to federal income taxes when actually distributed in the form of a dividend or otherwise. The Company, however, could still be subject to state income taxes and withholding taxes payable to various foreign countries. The amounts of taxes which the Company could be subject to are not material to the accompanying consolidated financial statements.

A reconciliation of the amount of unrecognized tax benefits is as follows (in thousands):

	Year ended December 31,
	2021	2020
Beginning balances	$3,607	$3,197
Increases (decreases) related to prior year tax positions	—	(7)
Increases related to current year tax positions	571	417

Balance at December 31	$4,178	$3,607

The Company records penalties related to unrecognized tax positions as a component of income tax expense. The Company is not expecting the amount of unrecognized tax benefits to materially change within the next 12 months.

The material jurisdictions in which the Company is subject to income taxes are in the U.S. federal jurisdiction, various state, and Canada jurisdictions. The Company’s tax years from inception through 2021

QUANERGY SYSTEMS, INC.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

are subject to examination by the U.S. and state tax authorities due to the carryforward of unutilized net operating losses and research and development credits. The Company’s tax years from 2017 through 2021 remain open for the Canadian jurisdiction. The 2015 Canadian tax year also remains open due to tax credits carried back to that year. The Company is not currently under examination in any tax jurisdictions.

On March 27, 2020, the president signed into law the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”). Among the changes to the U.S. federal income tax rules, the CARES Act provided that forgiveness of PPP loan would be nontaxable, modified net operating loss carryback rules that were eliminated by the 2017 Tax Cuts and Jobs Act, restored 100% bonus depreciation for qualified improvement property, increased the limit on the deduction for net interest expense and accelerated the time frame for refunds of alternative minimum tax credits. The Company benefited from tax-exempt PPP loan forgiveness. Other provisions of the CARES Act did not have a material impact on the Company’s tax provision.

On December 21, 2020, the president signed into law the “Consolidated Appropriations Act, 2021” (the “CAA”) which includes further COVID-19 economic relief and extension of certain expiring tax provisions. The relief package includes a tax provision clarifying that businesses with forgiven PPP loans can deduct regular business expenses that are paid for with the loan proceeds. Additional pandemic relief tax measures include an expansion of the employee retention credit and enhanced charitable contribution deductions. The Company benefited from the tax deductible use of loan proceeds. Other provisions under the CAA did not have a material impact on the Company’s tax provision.

California Assembly Bill 85 (“AB 85”) was signed into law on June 29, 2020. The legislation suspends the California Net Operating Loss deductions for 2020, 2021, and 2022 for certain taxpayers and imposes a limitation of California Tax Credits utilization for 2020, 2021, and 2022. The legislation disallows the use of California Net Operating Loss deductions if the taxpayer recognizes business income and its income subject to tax is greater than $1.0 million. Additionally, business credits will only offset a maximum of $5.0 million of California tax liability. Given the Company is in taxable loss position for the year, AB 85 does not impact the Company for 2021.

California Assembly Bill 80 (“AB 80”) was signed into law on April 26, 2021 and it closely conforms to the federal treatment for deductibility of use of PPP loan proceeds if companies meet certain criteria. The Company benefited from this provision.

(18)	Basic and Diluted Net Loss Per Share

The Company uses the two-class method to calculate net loss per share. No dividends were declared or paid for the years ended December 31, 2021 and 2020. Undistributed earnings for each period are allocated to participating securities, including the convertible preferred stock, based on the contractual participation rights of the security to share in the current earnings as if all current period earnings had been distributed. As there is no contractual obligation for the convertible preferred stock to share in losses, the Company’s basic net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted-average shares of common stock outstanding during periods with undistributed losses.

QUANERGY SYSTEMS, INC.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

The following table sets forth the computation of the Company’s basic and diluted net loss per share attributable to common stockholders for the years ended December 31, 2021 and 2020 (in thousands, except share and per share amounts):

	Year ended December 31,
	2021	2020
Numerator:
Net loss attributable to common stockholder, basic and diluted	$(63,544)	$(35,835)
Denominator:
Weighted average common shares outstanding, basic and diluted	7,059,609	5,077,336
Net loss per share attributable to common stockholder, basic and diluted	$(9.00)	$(7.06)

Basic and diluted net loss per share attributable to common stockholders is the same for the years ended December 31, 2021 and 2020 because the inclusion of potential shares of common stock would have been anti-dilutive for the periods presented.

The following table presents the potential common shares outstanding that were excluded from the computation of diluted net loss per share of common stock as of the periods presented because including them would have been antidilutive:

	As of December 31,
	2021	2020
Convertible preferred stock	7,695,112	7,695,112
Stock options and RSUs issued and outstanding	3,932,452	2,620,688
Convertible notes	2,358,199	547,396

Potential common shares excluded from diluted net loss per share	13,985,763	10,863,196

The above tables exclude Sensata warrants totaling 624,305 which are exercisable upon a contingent event which is the Closing as defined in the Merger Agreement (per Note 1) into the new Quanergy shares.

(19)	Related Party Transactions

Related Party Collaboration Agreement

To support the Company’s path towards automotive grade solid state LiDAR sensors, help de-risk the ramp towards high volume manufacturing, and improve the company’s marketing and distribution capabilities, the Company entered into a Strategic Partnership Agreement (“Collaborative Agreement”) with Sensata Technology, Inc (“Sensata”) on February 8, 2016. As part of the Collaborative Agreement, Sensata made a $50 million investment in the initial closing of the Company’s offering of Series B convertible preferred stock. The agreement committed both companies to engage in joint development and commercialization of the solid-state product for the transportation segment. The Company was expected to retain ultimate discretion relating to product roadmap and development, with Sensata retaining ultimate control over the manufacturing, sales and marketing decisions subject to certain terms and conditions.

QUANERGY SYSTEMS, INC.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

On March 29, 2020, Quanergy and Sensata signed an amendment to the agreement which eliminated exclusivity for the transportation sector, reduced specific development and commercialization obligations and added flexibility to the manufacturing model.

No revenues on the February 2016 Collaborative Agreement have been recognized for the year ended December 31, 2021 and 2020. In accordance with the Collaborative Agreement, the Company purchased equipment from Sensata totaling $1 million which is included in the accompanying consolidated balance sheets as of December 31, 2021 and 2020. Depreciation expense on this equipment was $0.1 million and $0.1 million as of December 31, 2021 and 2020, respectively.

On June 21, 2021, the Company entered into another collaborative arrangement with Sensata, wherein Sensata will provide consulting services with respect to areas of manufacturing, cost reduction, sourcing, and go to market strategies. In consideration for such services, the Company issued a warrant to Sensata to purchase that number of shares of the Company’s common stock which will be exchanged for 2.5 million shares of the combined entity contemplated in the Merger discussed above in “Note 1(c) - Business Combination”. These warrants have a fair value of $23.3 million at December 31, 2021. No revenues have been recognized and no expenses have been incurred under this collaborative arrangement for the year ended December 31, 2021 and 2020.

Related Party Convertible Notes

In 2020, the Company issued convertible promissory notes of approximately $16.1 million to various investors, out of which $15.7 million was issued to three related parties. The related party debt is presented as “Long-term debt – related party” in the consolidated balance sheet, adjusted for deferred interest, allocated debt financing costs and derivative liability recorded as debt discount on the 2023 Notes. The principal amount of the outstanding balance shall accrue interest at 10.0% per annum, payable at maturity in March 2023. For the year ended December 31, 2021 and 2020, the Company accrued interest of $1.6 million and $0.9 million related to the 2023 Initial Notes issued to the related parties. In conjunction with the 2023 Initial Notes, the Company also issued common stock warrants, of which 880,649 were issued to the three related parties. See “Note 13 – Borrowing Arrangements” for additional details.

In February 2021, the Company issued convertible promissory notes of approximately $48.7 million to various investors (the “Extension Notes”, and together with the 2023 Initial Notes, referred to as “2023 Notes”), out of which $11.5 million was issued to a related party. The related party debt is presented as “Long-term debt – related party” in the consolidated balance sheet, adjusted for deferred interest, allocated debt issuance costs and derivative liability recorded as debt discount on the Extension Notes. The principal amount of the outstanding balance shall accrue interest at 10.0% per annum, payable at maturity in March 2023. For the year ended December 31, 2021, the Company accrued additional interest of $1.0 million related to the 2023 Extension Notes issued to related parties. In conjunction with the Extension Notes, the Company also issued common stock warrants, of which 382,495 were issued to the related party.

Total accrued interest payable to related parties on the 2023 Notes was $3.5 million at December 31, 2021. See “Note 13 – Borrowing Arrangements” for additional details.

Related Party Restricted Stock Units

Out of the total RSU grants in 2020, 908,466 were issued to directors and officers of the Company with an aggregate fair value of $22.9 million.

QUANERGY SYSTEMS, INC.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

Out of the total RSU grants in 2021, 763,861 were issued to two related parties with an aggregate fair value of $20.1 million.

As of December 31, 2021, the performance-based condition for vesting of the RSU grants is not deemed to be probable, therefore, no expense has been recognized on these awards in the year ended December 31, 2021 and 2020.

There were no other material related party transactions during the years ended December 31, 2021 and 2020.

(20)	Subsequent Events

In preparing the consolidated financial statements as of and for the year ended December 31, 2021, the Company evaluated subsequent events for recognition and measurement purposes through March 31, 2022, which is the date the consolidated financial statements were available to be issued. The Company noted no subsequent events to date that would materially impact the consolidated financial statement disclosures, except for the following:

The Company has reserved shares of common stock for issuance related to convertible preferred stock, stock options, warrants, restricted stock units, and future grants. Effective January 28, 2022, the Company increased the total authorized shares of common stock to 28,000,000 shares, and increased the aggregate number of shares reserved for issuance under the 2013 Incentive Stock Plan by 1,500,000 shares.

On February 8, 2022, the Company completed the Merger pursuant to the Merger Agreement as described in Note 1. As contemplated by the Merger Agreement and as described in the CCAC definitive proxy statement filed with the United States Securities and Exchange Commission (the “SEC”) on January 6, 2022 (the “Proxy Statement”), CCAC changed its jurisdiction of incorporation by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication”), upon which CCAC changed its name to “Quanergy Systems, Inc.” Immediately after the Domestication, Merger Sub merged with and into Legacy Quanergy, the separate corporate existence of Merger Sub ceased, and Legacy Quanergy is the surviving company in the Merger, and a wholly owned subsidiary of CCAC. CCAC changed its name to “Quanergy Systems, Inc.” (referred to herein, together with its subsidiaries, as “Quanergy”), with Legacy Quanergy Stockholders holding the majority of the common stock of Quanergy.

Upon consummation of the Merger, the 2022 Notes outstanding as of December 31, 2021 were repaid in full including principal and accrued interest through original maturity date of March 15, 2022, and the 2023 Notes converted into shares of common stock at two times the value of the face value of the Notes plus accrued interest through the date of the Merger, in accordance with terms of the settlement provisions included in the convertible note agreements. The derivative liabilities associated with the 2022 Notes and 2023 Notes were remeasured at fair value on the settlement date and then extinguished on the Notes’ conversions and payoffs.

The 2022 Equity Incentive Plan (“2022 Plan”) which permits the granting of incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards, and other equity-based awards to employees, directors and consultants became effective on February 8, 2022 and 13,590,156 shares of common stock were reserved for issuance under the 2022 Plan.

QUANERGY SYSTEMS, INC.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

On February 25, 2022, 3,784,842 restricted stock units under the 2022 Plan were awarded to certain employees and consultants of the Company. Of this amount, 1,905,031 restricted stock units were awarded to five related parties and officers of the Company.

The 2022 Employee Stock Purchase Plan (“2022 ESPP”), which permits employees to purchase shares of the Company’s common stock, became effective on February 8, 2022 and 834,123 shares of common stock were authorized for sale under the 2022 ESPP.